Form 10-K, Exhibit 13
period 1994-12-31
CHIRON CORP
filed 1995-03-17
CIK 706539

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BACKGROUND

    Chiron Corporation (the "Company" or "Chiron"), a human healthcare company, applies biotechnology and other techniques of modern biology and chemistry to develop, produce and sell products intended to improve the quality of life by diagnosing, preventing and treating human disease. Chiron participates in the global healthcare industry in four markets: diagnostics, including immunodiagnostics and new quantitative probe diagnostics; therapeutics, including Betaseron-Registered Trademark- (interferon beta 1-b) for multiple sclerosis and Proleukin-Registered Trademark- (aldesleukin) for metastatic kidney cancer; vaccines, including vaccines under development for genital herpes, cytomegalovirus ("CMV"), hepatitis C virus ("HCV"), human immunodeficiency virus ("HIV") and pertussis; and ophthalmic surgical products.

    Effective May 10, 1994, Chiron acquired all of the outstanding common stock of Laboratoires Domilens S.A. ("Domilens"), a manufacturer and distributor of intraocular lenses headquartered in Lyon, France, in exchange for a cash payment of $19 million. The acquisition of Domilens has been recorded as a purchase, and the financial statements reflect the inclusion of Domilens from May 10, 1994, forward. At the purchase date, Domilens' liabilities exceeded its net tangible assets by approximately $5 million. Therefore, the $24 million excess purchase price has been recorded as an intangible asset and is being amortized over ten years, using the straight line method.

    Effective January 1, 1995, Chiron entered into a series of agreements with Ciba-Geigy Limited of Basel, Switzerland ("Ciba"), including an investment agreement, a cooperation and collaboration agreement and a governance agreement (collectively the "agreements"). Ciba now holds a 49.9 percent ownership interest in Chiron common stock, partially through the purchase of approximately 38 percent of Chiron's outstanding common stock for $117 per share. At the same time, Chiron acquired all of the outstanding common stock of Ciba Corning Diagnostics Corp. ("CCD") and Ciba's interests in The Biocine Company and JV Vax B.V. (a Netherlands company which owns Biocine SpA) in exchange for 6.6 million newly-issued Chiron common shares and a cash payment of $24 million. In connection with these agreements, Ciba has agreed to guarantee $425 million of new debt for Chiron and has agreed to provide at least $250 million (and up to $300 million subject to certain reductions in the debt guarantee) over five years in support of research at Chiron, and Chiron has the option of issuing up to $500 million of new equity to Ciba. In the event Chiron utilizes this research funding, Chiron will be obligated to offer to Ciba the opportunity to share in the market opportunities of any resulting products. Alternatively, Chiron is entitled to reacquire all rights to any resulting products by repaying to Ciba, in cash or common stock, an amount equal to the funding plus interest. The acquisitions of CCD and Ciba's interests in The Biocine Company and JV Vax B.V. will be accounted for by the purchase method in the first quarter of 1995. The estimated purchase price of approximately $433 million will be allocated to the acquired assets and assumed liabilities based upon their estimated fair value on the acquisition date. As required under generally accepted accounting principles, Chiron will expense the amount allocated to in-process technology in the first quarter of 1995. This will result in a noncash charge against earnings, currently estimated to be approximately $219 million. Other transaction-related charges totaling approximately $50 million (related to legal and investment advisor fees, as well as employee payments and the related taxes) also will be charged against earnings in the first quarter of 1995.

    Chiron is studying the integration of its diagnostics business with CCD and expects to combine aspects of its business and CCD into a single global diagnostics business. However, as the transaction was not completed until January 1995, CCD's results of operations are not consolidated with those of the Company until after the acquisition date and the following discussion of the results of operations does not include CCD. With respect to The Biocine Company and Biocine SpA, the following discussion of the results of operations includes Chiron's interests in those companies using the equity method of accounting.

    In March 1995, Chiron Vision reached an agreement to acquire the surgical division of IOLAB from Johnson & Johnson for approximately $95 million. Following the acquisition, Chiron Vision expects to consolidate its intraocular lens manufacturing in Lyon, France and at IOLAB's plant in Claremont, California. The proposed acquisition will be accounted for as a purchase, and will result in a charge to earnings for purchased in-process technology. Also, the Company expects to record additional charges for restructuring and integration-related expenses. IOLAB's results of operations will be consolidated with those of the Company upon the close of the transaction (currently expected to be March 31, 1995) and, accordingly, the following discussion of the results of operations does not include IOLAB.

RESULTS OF OPERATIONS

    REVENUES

    The Company's revenues are derived from a variety of sources, including product sales, collaborative agreements, product royalty agreements and joint business arrangements. Product sales, Chiron's largest revenue category, consists of the following product lines in the human healthcare industry for each of the three years ended December 31:

                                                                     1994       1993       1992
                                                                   ---------  ---------  ---------
                                                                            (IN MILLIONS)
Ophthalmic products..............................................  $     106  $      82  $      65
Betaseron-Registered Trademark-..................................        100         12     --
Oncology products................................................         43         38         28
Diagnostic products..............................................         22         14         12
Other products...................................................          5          2          7
                                                                   ---------  ---------  ---------
                                                                   $     276  $     148  $     112
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    Sales of ophthalmic products, the largest component of product sales, have continued to increase between years due to an expanded product line, as well as the impact of the Domilens acquisition. For the year ended December 31, 1994, sales of intraocular lenses by Domilens contributed $13 million in new revenues. Increased sales of excimer lasers and corneal shapers (new products introduced in mid-1993) accounted for the remainder of the increase in 1994 and offset declining sales of refractive surgery products.

    Product sales in 1994 include the first full year of commercial shipments of Betaseron-Registered Trademark- as Chiron received Food and Drug Administration ("FDA") approval in July 1993 to manufacture Betaseron-Registered Trademark- for use in treating ambulatory patients with relapsing-remitting multiple sclerosis ("MS"). Under the terms of an amended development and supply agreement with Schering AG, Germany, and its U.S. affiliate, Berlex Laboratories, Inc. ("Berlex"), Chiron manufactures Betaseron-Registered Trademark- for Berlex and receives payment for the product upon shipment to Berlex. Chiron is required to revert back to the terms of the original supply agreement with Berlex no later than June 30, 1996. Chiron is considering the possibility of reverting back to the terms of the original supply agreement in the first quarter of 1995. Under those original terms, Chiron will receive a partial payment for Betaseron-Registered Trademark- upon shipment to Berlex and a subsequent final payment based upon Berlex's net sales of the product. Assuming comparable 1994 and 1995 sales volumes, and if the reversion is made in 1995, total 1995 revenues from Betaseron-Registered Trademark- shipments will be lower than 1994 revenues by approximately $20 million to $25 million, as recognition of a portion of the revenue will be deferred until the product is sold by Berlex.

    Shipments of Betaseron-Registered Trademark- increased steadily throughout 1994 as the Company completed expansion of its manufacturing capacity and as Berlex built product inventories sufficient to supply all of the patients on the initial enrollment waiting list. During the third quarter of 1994, Berlex announced that it would be able to provide sufficient supply of Betaseron-Registered Trademark- to meet demand of MS patients in the United States and that there no longer will be a waiting period for new patient enrollments. Future levels of Chiron's Betaseron-Registered Trademark- shipments will depend on the rate at which new patients are enrolled from existing and future markets and the extent to which patients, once enrolled, remain compliant with the prescribed treatment regimen and continue to regularly receive Betaseron-Registered Trademark-. Chiron anticipates not shipping any commercial vials of Betaseron-Registered Trademark- to Berlex in the first quarter of 1995 as Berlex holds sufficient inventory to meet first quarter patient demand without additional shipments from Chiron. Total 1995 shipments of Betaseron-Registered Trademark-, however, are expected to be roughly comparable to, or slightly above or below 1994 levels.

    Sales of oncology products, principally Proleukin-Registered Trademark-, increased between 1993 and 1994 as quantities shipped increased in both the European and domestic markets. Average selling prices increased slightly in Europe, but remained comparable between periods in the domestic market. Between 1993 and 1992, oncology sales increased as 1993 results include the first full year of Proleukin-Registered Trademark- sales in the United States market (Proleukin-Registered Trademark- was introduced in the United States in June 1992.)

    Diagnostic product sales consist of sales of antigens and RIBA-Registered Trademark- HCV tests and sales of nucleic acid probe products and instrumentation. Nucleic acid probe products have accounted for substantially all of the increase in this category of revenue since Chiron began marketing these products in early 1993. Currently, nucleic acid probe products are sold at cost to Daiichi Pure Chemicals Co. Ltd. ("Daiichi"), who markets the product in Japan and pays Chiron a royalty based upon its sales of the product. Nucleic acid probe products are also sold by Chiron on a research-use only basis in the United States and Europe. Antigens and RIBA-Registered Trademark- HCV test kits are sold at cost to Ortho Diagnostic Systems, Inc. ("Ortho"), Chiron's partner in a joint diagnostic business.

    The Company markets many of its commercial products in Europe, Australia and Canada. As a result, product revenues are affected by changing currency exchange rates. Foreign product sales were approximately $72 million, $47 million, and $42 million for the years ended December 31, 1994, 1993 and 1992, respectively. Product sales would have been approximately $1 million lower in 1994 if currency exchange rates had remained the same as in 1993. In 1993, product sales would have been higher by approximately $3 million if currency exchange rates had remained the same as in 1992. The Company's other revenues, discussed below, are largely denominated in the U.S. dollar.

    An important source of Chiron's revenues arises from its equity in the earnings of unconsolidated joint businesses. Through December 31, 1994, Chiron had a 50 percent equity interest in four joint businesses: a joint diagnostic business with Ortho, a generic cancer chemotherapeutics business with Ben Venue Laboratories, Inc., Biocine SpA (an Italian vaccine business with Ciba), and Technolas GmbH, a German ophthalmic excimer laser business.

    Chiron's one-half interest in the pretax operating earnings of its joint diagnostic business with Ortho represents the largest component of joint business revenues. These revenues are recorded by Chiron on a one-month lag based on estimates supplied by Ortho and are subject to a final annual accounting during the first quarter of the subsequent year. While Chiron and Ortho believe that these estimates reasonably portray the results of the joint business, there can be no assurance that subsequent adjustment will not be required. Chiron management believes that any subsequent adjustment will not have a material adverse effect on the amounts previously recorded. Chiron recorded joint diagnostic business revenues of $74 million, $77 million, and $74 million for the years ended December 31, 1994, 1993 and 1992, respectively. Revenue amounts include a nominal amount recognized in 1994 as a result of the final 1993 accounting, $7 million recognized in 1993 as a result of the final 1992 accounting and $7 million recognized in 1992 as a result of the final 1991 accounting. The Company anticipates that the adjustments arising from the final 1994 accounting will not be significant. Without the impact of these prior adjustments, Chiron's share of the profits of the joint business has remained steady throughout the three year period ended December 31, 1994.

    Approximately 80 percent of the sales of the Chiron-Ortho joint business arise from sales of HCV blood screening tests. The joint business also receives a royalty from Abbott Laboratories ("Abbott") for Abbott's sales of HCV tests which use the Chiron technology and which compete directly with tests marketed by Ortho.

    In the United States, approximately 80-90 percent of the blood screening market is divided between the American Red Cross ("Red Cross") and independent blood centers that are members of the Council of Community Blood Centers purchasing commission ("CCBC"). During 1994, the Red Cross renegotiated a contract with the Chiron-Ortho joint business for HCV screening and confirmatory tests and added a screening test for hepatitis B core antibody. The renegotiated contract provides a lower selling price on HCV tests than previously and joint business profits have been adversely affected by the impact of these lower profit margins. During 1994, the revenues of the joint business have also been negatively impacted by expiring supply contracts with individual CCBC centers -- these centers now have the option of purchasing their screening tests from Abbott under the pricing terms of a three-year master contract between Abbott and the CCBC. While certain of these centers continue to purchase from Chiron-Ortho, sales volumes are lower when compared with the prior year. The impact on joint business profits from these lower sales volumes has been partially offset by increased royalties from Abbott.

    Joint business results also include Chiron's share of the profits from Biocine SpA. In 1994, Chiron and Ciba entered into a settlement agreement with the former owner of Biocine SpA regarding a dispute over representations made in connection with the acquisition of Biocine SpA. Under the terms of the settlement, Chiron and Ciba together received a $9 million cash payment, as well as certain concessions from the former owner concerning product distribution rights. Chiron has included its 50 percent interest in the settlement in 1994 joint business results. Without the impact of this settlement, Chiron's share of Biocine SpA's earnings was income of $3 million for the year ended December 31, 1994, versus income of $0.5 million and a loss of $0.1 million in 1993 and 1992, respectively. Most of this improved performance can be attributed to higher revenues from a new pertussis vaccine and reduced reserves for the return of unused flu vaccine.

    Results for Chiron's equity interest in the generic cancer chemotherapeutics business and the German ophthalmic excimer laser business were not significant in any of the years in the three-year period ended December 31, 1994.

    A significant portion of the Company's revenues is derived from collaborative agreements. Such revenues consist of fees received for research services as they are performed, fees received for completed research or technology, fees received upon attainment of benchmarks specified in the related research agreements, and proceeds of sales of biological materials to research partners for clinical and preclinical testing. Revenues earned under collaborative research agreements decreased slightly between 1993 and 1994, but increased substantially over 1992 due to both an increase in reimbursable vaccine research and development activities and a change in the funding arrangement between Chiron and Ciba relating to their vaccine joint venture, The Biocine Company. During 1993 and 1994, Ciba funded a portion of Chiron's share of the operating loss of The Biocine Company in exchange for a preferred interest in any future profits and cash flows of the venture. Without this funding arrangement, Chiron's collaborative research revenue in 1994 and 1993 would have been offset by a larger share of The Biocine Company's losses ($15 million in 1994 and $14 million in 1993). As discussed previously, Chiron acquired Ciba's interest in The Biocine Company in 1995 and therefore will not be required to repay the excess Biocine funding made by Ciba on Chiron's behalf.

    Other revenues consist principally of product royalties, government grants and sales fees earned by the Company for sales and marketing services rendered on behalf of its generic chemotherapeutics joint venture and on behalf of Ciba-Geigy. Royalty revenue, the largest component of other revenues, increased from $10 million and $15 million in 1992 and 1993, to $17 million in 1994. In both years, this increase was largely due to increased sales of recombinant human insulin by Novo Nordisk A/S and hepatitis B vaccine by Merck & Co., Inc.

    COST AND EXPENSES

    Research and development expenses increased significantly between 1993 and 1994 as the Company's products in development continue to move towards commercialization and as the Company entered into a number of collaborative arrangements with other pharmaceutical and biotechnology companies for the research, development and marketing of certain technologies and products. As part of these collaborative arrangements, Chiron has made various investments in the equity securities of the collaborative partners and, in some cases, agreed to provide specified levels of funding to the collaboration. During 1994, new collaborative arrangements include the following:

    - In January 1994, Chiron entered into a collaboration with Cephalon, Inc. ("Cephalon") for the research, development and marketing of products for the treatment of neurological disorders. Under the terms of the agreement, both Chiron and Cephalon agreed to be responsible for and fund their own collaboration-related expenses until the later of December 31, 1994, or until such time as one party has spent $20 million. Thereafter, the other party will be responsible for bearing all of the costs of the collaboration until the funding is equalized or the products have reached commercialization. Beginning in the first quarter of 1995, Chiron will fund all collaboration expenses until cumulative funding by Chiron and Cephalon is equalized, and thereafter, funding will be shared equally. Chiron also invested $15 million in Cephalon's common stock and in a warrant to purchase additional Cephalon common stock. Chiron has also agreed to provide Cephalon with an $18 million credit facility through 1999 and had advanced a total of $8.9 million to Cephalon under this facility at December 31, 1994.

    - In March 1994, Chiron entered into an agreement with DepoTech Corporation ("DepoTech") for the research, development and marketing of products incorporating certain drug delivery technologies developed by DepoTech, and in some cases, certain of Chiron's therapeutic compounds. Under the terms of the agreement, Chiron agreed to make specified payments to DepoTech upon the attainment of certain product development milestones, and agreed to fund all or a portion of the development costs of the collaboration in exchange for the marketing rights to any resulting commercial products, and the parties will share in the revenues of any resulting commercial products. Chiron also invested $3.5 million in DepoTech preferred stock and in a warrant to purchase additional DepoTech preferred stock. In January 1995, DepoTech reached the first milestone, and accordingly, the warrant was converted into a technology license fee and Chiron commenced funding its portion of development costs, resulting in a $3.5 million charge to research and development expense. If certain regulatory milestones are attained for products incorporating DepoTech's drug-delivery technology in connection with generic compounds, Chiron is required to make milestone payments to DepoTech of up to $2 million per product. Also, in the event that Chiron attains certain regulatory milestones with respect to products incorporating Chiron's proprietary therapeutic compounds in connection with DepoTech's drug-delivery technology, Chiron will be required to make additional milestone payments to DepoTech of up to $1.5 million per product.

    - In April 1994, Chiron entered into a collaboration agreement with CytoMed, Inc. ("CytoMed") for the research, development and marketing of complement inhibitors with therapeutic and diagnostic applications. Under the terms of the agreement, Chiron agreed to make specified payments to CytoMed upon the attainment of certain product development milestones by

      CytoMed and to reimburse CytoMed for a specified portion of its research and development expenses during 1995 and 1996. Also, Chiron has invested $1.3 million in CytoMed capital stock and warrants to purchase additional CytoMed capital stock and has agreed, subject to certain conditions, to invest an additional $3.6 million in CytoMed equity securities ($2.3 million in 1995 and $1.3 million in 1996). If CytoMed successfully achieves all development milestones, the agreement calls for Chiron to pay to CytoMed a total of $9 million for milestone payments and reimbursement of research and development costs incurred by CytoMed.

    - In July 1994, Chiron entered into a collaboration agreement with Ribozyme Pharmaceuticals, Inc. ("RPI") for the research, development and marketing of gene transfer and gene therapy products. Under the terms of the agreement, each party has agreed to fund its own preclinical research expenses relating to the collaboration and share equally in the funding of clinical research and development expenses. Additionally, Chiron has invested approximately $4.6 million in capital stock and warrants to purchase additional RPI common stock, and has agreed, subject to certain conditions, to invest an additional $4.4 million in RPI equity securities.

    - In October 1994, Chiron entered into a collaboration agreement with G.D. Searle & Co. ("Searle") for the research, development and marketing of Tissue Factor Pathway Inhibitor ("TFPI") products. Under the terms of the agreement, Chiron made a $3.5 million payment to Searle, which was expensed in 1994, and, except for this payment, each party has agreed to fund its own collaboration-related expenses through 1994. Thereafter, subject to certain conditions, Chiron is obligated to reimburse research and development expenses of Searle (totaling up to $2.5 million in 1995 and $6.3 million in 1996), and the parties have agreed to fund other development expenses equally. Chiron has the option to accelerate these payments at any time. In 1994, Chiron's research and development expenses related to this collaboration (including payments made to Searle) totaled approximately $7 million.

    These new collaborations discussed above contributed an additional $9 million in research and development expense in 1994. Additionally, spending in the vaccines program increased by approximately $11 million over the prior year due to clinical trial and manufacturing expenses for herpes simplex type 2, HIV and other vaccines currently in development. The Company also purchased an option from Johnson & Johnson to participate in a home HIV testing business. Of the total $12 million option payment, $6 million was expensed in 1994; the remainder will be expensed in 1995. In 1995, the Company expects that research and development expense will increase significantly over prior years, as Chiron incurs expenses in all of its collaborations (including those discussed above), and as Chiron expands its vaccine, ophthalmics and therapeutics clinical trials. Product development, manufacturing start-up, and regulatory expenses will also increase in future periods as Chiron anticipates manufacturing and marketing additional products.

    Between 1992 and 1993, research and development expenses declined slightly as 1992 results included a number of charges associated with collaborative research programs. These 1992 charges included the following:

    - Chiron and Lynx Therapeutics, Inc. ("Lynx"), formerly a subsidiary of Applied Biosystems, Inc., entered into a drug development collaboration agreement focused on the development of antisense therapeutic drugs for several viral disease targets. The Company made an investment in the equity securities of Lynx and expensed a $2 million payment to Lynx under the terms of a collaborative agreement for research support and marketing rights.

    - Chiron Vision, a subsidiary of Chiron (formerly named Chiron IntraOptics), licensed worldwide rights for ophthalmic applications of drug delivery technology from Control Delivery Systems, Inc. ("CDS"). The CDS system, currently in clinical trials, is designed to deliver, among other drugs, anti-virals into the eye for the treatment of retinitis caused by cytomegalovirus, a late stage infection that leads to blindness in AIDS patients. In connection with the technology license, Chiron Vision purchased a 30 percent equity interest in CDS and a $2 million license fee was expensed.

    - Chiron Vision purchased certain marketing rights for excimer lasers used in refractive surgery produced by Technolas GmbH of Germany, and, in 1993, acquired a 50 percent interest in that company. Charges to research and development expense associated with this transaction totaled $3 million in 1992.

    Independent of these specific transactions, research and development expense in 1993 would have been slightly higher than the prior year. Funding for vaccine programs increased by approximately $11 million in 1993 as the Company continued vaccine clinical trials for herpes, HIV and flu vaccines. Funding for Betaseron-Registered Trademark- product development and manufacturing start-up costs increased by approximately $7 million in 1993, as significant costs were incurred in readying Betaseron-Registered Trademark- manufacturing facilities for commercial production. Decreases in spending for oncology product development and the cessation in 1992 of polymerase chain reaction ("PCR") manufacturing activities partially offset this higher vaccine and Betaseron-Registered Trademark- spending.

    Cost of sales increased consistent with the increase in product sales between years. Gross profit margins increased from 51 percent in 1992 to 54 percent in both 1993 and 1994, as expenses associated with the expansion of manufacturing capacity were more than offset by improved margins realized as sales volumes of Betaseron-Registered Trademark- increased. Gross margin percentages may fluctuate significantly in future periods as the Company's product mix continues to evolve and as the increased costs of new manufacturing facilities are included in cost of goods sold.

    Selling, general and administrative expenses increased between 1993 and 1994, largely due to increased spending associated with the growth in the ophthalmics business. In particular, the acquisition of Domilens added $6 million to selling, general and administrative expenses in 1994. Selling and marketing expenses represent the largest portion of total selling, general and administrative expenses in all periods as the Company has continued to devote significant resources to support increasing sales volumes in the oncology, ophthalmic and nucleic acid probe product lines. Higher legal costs associated with Chiron's defense of HCV patents and costs associated with the Ciba agreements contributed further to the increase in administrative expenses. Selling, general and administrative expenses dropped slightly between 1992 and 1993, largely due to $7 million accrued in 1992 for expenses associated with the consolidation of certain foreign operations, litigation reserves and reorganization charges. Without these charges, selling, general and administrative expense in 1993 would have been comparable with the prior year.

    In 1992, the write-off of in-process technologies resulted primarily from a charge to expense associated with the purchase of Biocine SpA. Also included was $2 million related to the acquisition of the minority interest in CDS described earlier. These amounts were partially offset by a $5 million adjustment to the 1991 purchase accounting for Cetus Oncology Corporation ("Cetus"). Chiron's 50 percent share of the acquisition cost of Biocine SpA exceeded its share of the underlying net tangible assets by $46 million. Such excess was allocated to Biocine SpA's intangible assets based upon independent appraisals and included $40 million of in-process technology and $6 million of base technology. As required by generally accepted accounting principles, amounts allocable to in-process technology were expensed in 1992 resulting in a charge to expense. The amount allocable to base technology was capitalized as an intangible asset and is being amortized, using the straight-line method, over ten years.

    Other operating expenses consist primarily of the amortization of purchased technologies, primarily those of Cetus which are being amortized over 15 years. Other purchased technologies are being amortized over periods ranging from 8 to 15 years. Other operating expenses in 1993 also include a credit of $6 million arising from an agreement with Eastman Kodak Company and

F. Hoffmann-LaRoche Ltd. and Hoffmann-LaRoche, Inc. ("Roche") which settled disputes relating to the sale of Cetus' PCR technology business to Roche. Prior to Chiron's acquisition of Cetus in 1991, Cetus had established an accrual for the settlement of these disputes. Upon settling the disputes in the second quarter of 1993, Chiron reversed the remaining accrual of $6 million. Other operating expenses in 1992 also include an accrual of $3 million for major seismic repairs to a research facility. Since these repairs were made solely to ensure the safety of employees and did not extend the useful life of the building, the costs were expensed.

    OTHER ITEMS

    Net other income consists primarily of investment income on the Company's cash and investment balances and interest expense accrued on convertible subordinated debentures and capital leases. Net other income decreased significantly between 1993 and 1994, largely as a result of increased interest expense associated with the Company's convertible subordinated debentures issued in November 1993 and the write-down of marketable investments discussed below. Capitalized interest related to the Company's manufacturing expansion partially offset the increased interest expense in 1994. Between 1992 and 1993, net other income increased, as lower investment earnings resulting from lower cash balances and interest rates were more than offset by lower interest expense resulting from the retirement of Chiron's 7 1/4 percent debentures in late 1992.

    In late 1994, the Company determined that fluctuations in the fair value of marketable investments in Viagene, Inc. ("Viagene") and Cephalon were "other than temporary" and, in accordance with Statement of Financial Accounting Standards No. 115, recorded a $12 million charge to earnings. This charge did not create a corresponding current income tax benefit and therefore increased the effective tax rate for the year ended December 31, 1994. The effective tax rate increased further in 1994 due to federal net operating loss benefits which were substantially depleted in 1993. The effective tax rate for the year ended December 31, 1993 is different from the effective tax rate for 1992, principally due to the effect of the write-off of in-process technology, the effect of net operating loss carryforwards and the accounting for certain tax benefits related to the acquisition of Cetus.

    OUTLOOK

    Chiron expects to report a significant loss in the first quarter of 1995, due to the effects of the acquisitions discussed earlier and the impact of a number of unusual transactions that are expected during the first quarter of 1995:

    - The acquisition of CCD and Ciba's interests in The Biocine Company and JV Vax B.V. will result in a charge to earnings currently estimated to be approximately $219 million for in-process technology and an additional $50 million for other expenses associated with the transaction.

    - The proposed acquisition of the surgical division of IOLAB will result in charges for the expensing of in-process technology and restructuring and other related expenses.

    - As discussed earlier, Chiron anticipates not shipping any commercial vials of Betaseron-Registered Trademark- to Berlex in the first quarter of 1995.

    Total 1995 shipments of Betaseron-Registered Trademark- are expected to be approximately comparable to, or slightly above or below 1994 levels. However, Chiron is required to revert back to the terms of the original supply agreement with Berlex sometime in 1995 or no later than June of 1996. Chiron has under consideration the possibility of reverting back to the terms of the original supply agreement in the first quarter of 1995. Under those original terms, Chiron will receive a partial payment for Betaseron-Registered Trademark- upon shipment to Berlex and a subsequent final payment based upon Berlex's net sales of the product. Although total sales volumes may be comparable between 1994 and 1995, revenues from Betaseron-Registered Trademark- shipments will be lower than 1994 by approximately $20 million to $25 million as recognition of a portion of the revenue will be deferred until the product is sold by Berlex.

    Profitability of the Company beyond the first half of 1995 depends upon a number of factors. These factors include: successful integration of newly acquired businesses with Chiron; continuation of substantial profit contribution from the Chiron-Ortho joint business; continued product sales of Betaseron-Registered Trademark- in the United States and
Proleukin-Registered Trademark- worldwide; the successful completion of clinical trials and subsequent FDA approval for commercialization of additional vaccines, diagnostics and pharmaceuticals under development; and expense reduction in several of the Company's businesses. There can be no assurance whether any combination of these factors can be achieved, or that any such combination will result in profitability of the Company. In some instances, achievement of these factors is substantially dependent upon the success of Chiron's collaborations with others. Under the joint business agreement with Ortho, Chiron and Ortho together determine strategy and budgets for their joint diagnostics business, but Ortho conducts all activities, except research and antigen manufacturing, and exercises broad control over the conduct of day-to-day operations. The Company is also dependent upon Schering AG, Germany, and its U.S. affiliate, Berlex, for marketing and distribution of Betaseron-Registered Trademark-. There can be no assurance that the corporate interests of Berlex and Ortho, or any other corporate partners, are or will remain consistent with those of Chiron or that any collaborator will succeed in developing new markets or retaining and expanding the markets served by the commercial collaborations.

    In addition, Chiron's 50 percent share of the operating earnings of the Chiron-Ortho joint business has been a significant source of Chiron's revenues. The market for immunodiagnostic viral screening tests has evolved rapidly since the introduction of HCV tests by the Chiron-Ortho joint business and by Abbott. The joint business may be adversely affected in future periods by increasing margin pressures, the overall demand for current tests and new diagnostic products, and by the introduction of competing tests by unlicensed third parties.

    Furthermore, other Chiron programs will require substantial additional investment including the cost of clinical trials, the completion of commercial scale manufacturing facilities, and marketing and sales expenses associated with product introductions. Chiron has embarked on a significant expansion of its manufacturing capability to support Betaseron-Registered Trademark- production and vaccine and growth factor development which will result in higher levels of operating expenses and depreciation in future years. The research, development and market introduction of new products will require the application of considerable technical and financial resources by Chiron, while revenues generated from such products, assuming they are successfully developed, may not be realized for several years. Other material and unpredictable factors which could affect operating results include the uncertainty, timing and costs associated with product approvals and commercialization; the issuance and use of patents and proprietary technology by Chiron or its competitors; the effect of technology and other business acquisitions or transactions; the increasing emphasis on controlling healthcare costs and potential legislation or regulation of healthcare pricing; and actions by collaborators, customers and competitors.

    In addition, Chiron's revenues from collaborative research agreements generally can be terminated by the sponsor upon notice not exceeding nine months or if Chiron fails to perform. Future collaborative research revenues will depend in part upon achievement of development objectives under the operative research agreements. The achievement of these objectives and the time it may take to achieve them cannot be predicted accurately. Chiron's agreements to manufacture and supply bulk materials are also subject to termination by the licensee or contract sponsor in the event of breach by Chiron and in certain other events. In addition, Chiron has established collaborative arrangements with third parties for certain of its other products which are dependent upon the third party's success in performing clinical testing, obtaining regulatory approvals and marketing. Chiron's operating results over the near term will be adversely affected as a result of funding its share of expenses in connection with these collaborative research projects. Additionally, Chiron may enter into new collaborative research projects which would further impact the Company's operating results in future periods.

    The market price of the Company's common stock is subject to significant volatility, particularly on a quarterly basis. Any shortfall in revenue or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of the Company's stock in any given period. Additionally, announcements of technological innovations by the Company or its competitors, developments concerning proprietary rights, public concern as to the safety of biotechnology and economic or other external factors may have a significant impact on the market price of the Company's common stock.

    Finally, the integration of CCD, The Biocine Company, JV Vax B.V. and the surgical division of IOLAB will have a material impact on the results of operations of the Company going forward. The Company is currently studying the integration of its diagnostics business with CCD, its vaccine business with The Biocine Company and JV Vax B.V., and its ophthalmic business with IOLAB; however, there can be no assurance that such integration will be successful. The Company expects to incur significant charges in the first quarter of 1995 associated with restructuring the ophthalmic business (assuming the acquisition of IOLAB is completed) and may incur additional charges in subsequent quarters as the integration is completed. Additionally, in prior periods, Ciba has funded its one-half share of the losses of The Biocine Company, as well as a significant portion of Chiron's one-half share. As a result, Chiron has recognized collaborative research revenues equal to Ciba's total Biocine Company funding. Beginning in 1995, Chiron will be required to consolidate The Biocine Company losses. However, under the terms of the agreements with Ciba, Ciba has agreed to provide at least $250 million over five years in support of research at Chiron; this funding arrangement may be used in future periods to provide collaborative research revenues which fund all or a portion of Biocine expenses. In the event Chiron utilizes this research funding, Chiron will be obligated to offer to Ciba the opportunity to share in the market opportunities of any resulting products. Alternatively, Chiron is entitled to reacquire all rights to any resulting products by repaying to Ciba, in cash or common stock, an amount equal to the funding plus interest.

LIQUIDITY AND CAPITAL RESOURCES

    Chiron has financed product development, operations and capital expenditures primarily from public and private sales of equity and convertible debt, collaborative research revenues and from the earnings of the Chiron-Ortho joint business. In addition to these sources of capital, future cash requirements, including possible operating deficits, will be financed through a combination of debt, mortgage, leases, possible off-balance-sheet financing (such as R&D limited partnerships), and the use of existing cash and investment balances. In addition, Ciba has agreed to guarantee $425 million of new debt for Chiron, and has agreed to provide at least $250 million (and up to $300 million subject to certain reductions in the debt guarantee) over five years in support of research programs at Chiron. Chiron also has the option of issuing up to $500 million of new equity to Ciba. Until required for operations, Chiron's policy is to keep its cash and investments in a diversified portfolio of investment grade financial instruments, including money market instruments, corporate notes and bonds, government or government agency securities, or other debt securities. By policy, the amount of credit exposure to any one institution is limited. These investments are generally not collateralized and primarily mature within three years. Investments with maturities in excess of one year are presented on the balance sheet as noncurrent investments.

    In early 1993, Chiron began a major manufacturing expansion designed to meet the projected demand for products recently approved or that are in the late stages of development. The Company has expanded its capacity to produce Betaseron-Registered Trademark- by increasing production capacity in Emeryville, California, Amsterdam, The Netherlands, and through the purchase of and subsequent investments in a pharmaceutical fill and finishing facility in Puerto Rico. The Company is remodeling a facility in St. Louis, Missouri, for use in vaccine production and is building a facility in Vacaville, California, for use in growth factor production. Substantially all of Chiron's total capital expenditures of $106 million in 1994 related to this manufacturing expansion.

    A large component of the capacity created with the manufacturing expansion became available in 1994, while the remainder will become available when the appropriate regulatory approvals are obtained. The current demand for Betaseron-Registered Trademark- can be adequately supplied with current approved and on-line manufacturing capacity. Significant additional manufacturing capacity for Betaseron-Registered Trademark- will become available when regulatory approval is sought and obtained for the Amsterdam and Puerto Rico facilities. Full utilization of this additional manufacturing capacity will require a significant increase in Betaseron-Registered Trademark- demand. If this substantial increase does not occur, a significant portion of Betaseron-Registered Trademark- manufacturing capacity will be underutilized. Chiron is currently considering alternative options concerning the Amsterdam and Puerto Rico facilities, including manufacturing other products in those locations or reducing the costs associated with the operations of those facilities in the near-term.

    In future periods, Chiron expects that substantial capital spending will continue as the Company begins expansion of its administrative, research and development facilities in Emeryville. The expansion of administrative, research and development facilities is projected to occur in stages and the Company anticipates entering into leasing arrangements which will provide third-party funding for a significant portion of the expansion.

    Chiron's liquidity may be further impacted in future periods by its decision to fund its share of expenses in certain of its joint ventures and collaboration arrangements. Over the next several years, Chiron anticipates funding collaborations with a number of its research partners, and may make additional equity investments in collaborative partners. Chiron has also agreed to provide Cephalon with an $18 million credit facility through 1999 and has made advances to Cephalon under such facility totaling $8.9 million through December 31, 1994.

    During the year ended December 31, 1994, cash and cash equivalents decreased by approximately $72 million. Of this amount, approximately $15 million was provided by the Company's operating activities, compared to $15 million provided by operating activities in 1993. In 1992, operating activities consumed cash of approximately $71 million, reflecting that year's net loss of $99 million.

    Investing activities consumed cash of $107 million in 1994, versus $140 million and $113 million in 1993 and 1992, respectively, largely in support of continued capital expansion. Capital expenditures on plant and equipment were $106 million during 1994, versus $115 million and $26 million in 1993 and 1992, and were consistent with the Company's commitment to expanding manufacturing capacity. In 1994, the Company also made equity investments totaling $42 million in the capital stock of Cephalon, DepoTech, CytoMed, RPI and in the acquisition of Domilens. Cash provided by financing activities of $21 million in 1994 largely reflects the cash proceeds received from the exercise of stock options.

    The Company does not have significant unhedged monetary assets or liabilities which are denominated in foreign currencies. Certain receivables arising from Chiron's foreign operations are hedged, generally through foreign currency contracts which expire quarterly.

                               CHIRON CORPORATION
                           CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                     ASSETS

                                                                                               DECEMBER 31,
                                                                                        --------------------------
                                                                                            1994          1993
                                                                                        ------------  ------------
Current assets:
  Cash and cash equivalents...........................................................  $     84,876  $    156,516
  Short-term investments in marketable debt securities................................       137,619        81,565
                                                                                        ------------  ------------
      Total cash and short-term investments in marketable debt securities.............       222,495       238,081
  Accounts receivable, net of allowances of $7,210 in 1994 and $5,194 in 1993:
    Related parties...................................................................        42,694        35,833
    Unrelated parties.................................................................        97,782        40,583
                                                                                        ------------  ------------
                                                                                             140,476        76,416
  Inventories.........................................................................        47,592        35,453
  Other current assets................................................................        23,252        12,075
                                                                                        ------------  ------------
      Total current assets............................................................       433,815       362,025
Noncurrent investments in marketable debt securities..................................       171,328       286,975
Property, equipment and leasehold improvements, at cost:
  Land and buildings..................................................................        60,930        25,145
  Laboratory, production and office equipment.........................................       140,438        75,640
  Leasehold improvements..............................................................        82,145        49,007
  Construction in progress............................................................        78,998       109,287
                                                                                        ------------  ------------
                                                                                             362,511       259,079
  Less accumulated depreciation and amortization......................................        76,337        55,122
                                                                                        ------------  ------------
    Net property, equipment and leasehold improvements................................       286,174       203,957
Intangible assets, net of accumulated amortization of $33,585 in 1994 and $23,948 in
 1993.................................................................................        85,803        62,034
Investments in equity securities and affiliated companies.............................        51,425        44,530
Other assets..........................................................................        21,197         9,076
                                                                                        ------------  ------------
                                                                                        $  1,049,742  $    968,597
                                                                                        ------------  ------------
                                                                                        ------------  ------------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................................................  $     27,778  $     28,372
  Accrued compensation and related expenses...........................................        24,010        23,294
  Current portion of unearned revenue.................................................         1,544        11,676
  Current portion of long-term debt...................................................         3,461           864
  Taxes payable.......................................................................        10,060         8,252
  Payable to The Biocine Company......................................................         8,645         6,987
  Other current liabilities...........................................................        44,143        26,161
                                                                                        ------------  ------------
      Total current liabilities.......................................................       119,641       105,606
Long-term debt........................................................................       338,061       332,991
Other noncurrent liabilities..........................................................        19,409         7,711
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares authorized; none outstanding......       --            --
  Common stock, $.01 par value; 99,500,000 shares authorized; 33,378,937 outstanding
   (32,677,164 outstanding at December 31, 1993)......................................           334           327
  Restricted common stock, $.01 par value; 500,000 shares authorized; none
   outstanding........................................................................       --            --
  Additional paid-in capital..........................................................     1,161,942     1,124,743
  Accumulated deficit.................................................................      (575,236)     (593,561)
  Cumulative foreign currency translation adjustment..................................        (1,719)       (9,220)
  Unrealized loss from investments....................................................       (12,690)      --
                                                                                        ------------  ------------
      Total stockholders' equity......................................................       572,631       522,289
                                                                                        ------------  ------------
                                                                                        $  1,049,742  $    968,597
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                            See accompanying notes.

                               CHIRON CORPORATION
                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                             -------------------------------------
                                                                                1994         1993         1992
                                                                             -----------  -----------  -----------
Revenues:
  Product sales:
    Related parties........................................................  $    11,787  $    11,382  $    11,801
    Unrelated parties......................................................      264,179      136,511       99,779
                                                                             -----------  -----------  -----------
                                                                                 275,966      147,893      111,580
  Equity in earnings of unconsolidated joint businesses....................       82,395       77,739       74,238
  Collaborative agreement revenues:
    Related parties........................................................       53,970       51,226       24,486
    Unrelated parties......................................................       13,531       17,717       16,017
                                                                             -----------  -----------  -----------
                                                                                  67,501       68,943       40,503
  Other revenues:
    Related parties........................................................        5,439        2,831        4,391
    Unrelated parties......................................................       22,678       20,129       15,548
                                                                             -----------  -----------  -----------
                                                                                  28,117       22,960       19,939
                                                                             -----------  -----------  -----------
      Total revenues.......................................................      453,979      317,535      246,260
Expenses:
  Research and development.................................................      166,175      140,030      142,265
  Cost of sales............................................................      128,209       68,484       54,692
  Selling, general and administrative......................................      112,107       95,790       99,707
  Write-off of in-process technologies.....................................      --           --            37,641
  Other operating expenses.................................................        5,088       (1,907)       7,499
                                                                             -----------  -----------  -----------
      Total expenses.......................................................      411,579      302,397      341,804
                                                                             -----------  -----------  -----------
Income (loss) from operations..............................................       42,400       15,138      (95,544)
Other income (expense), net................................................      (10,403)       7,949        6,973
                                                                             -----------  -----------  -----------
Income (loss) before income taxes and extraordinary item...................       31,997       23,087      (88,571)
Provision for income taxes.................................................       13,672        4,703        4,024
                                                                             -----------  -----------  -----------
Income (loss) before extraordinary item....................................       18,325       18,384      (92,595)
Extraordinary item -- loss on early retirement of debt, net of income
 taxes.....................................................................      --           --            (6,657)
                                                                             -----------  -----------  -----------
Net income (loss)..........................................................  $    18,325  $    18,384  $   (99,252)
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Net income (loss) per share
  Before extraordinary item................................................  $      0.53  $      0.55  $     (3.07)
  Extraordinary item.......................................................      --           --             (0.22)
                                                                             -----------  -----------  -----------
Net income (loss) per share................................................  $      0.53  $      0.55  $     (3.29)
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Weighted average number of shares used in calculating per share amounts....       34,293       33,681       30,200
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

                            See accompanying notes.

                               CHIRON CORPORATION
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                        CUMULATIVE
                                                                                          FOREIGN
                                         COMMON STOCK        ADDITIONAL                  CURRENCY    UNREALIZED      TOTAL
                                    ----------------------    PAID-IN     ACCUMULATED   TRANSLATION   LOSS FROM   STOCKHOLDERS'
                                     SHARES      AMOUNT       CAPITAL       DEFICIT     ADJUSTMENT   INVESTMENTS     EQUITY
                                    ---------  -----------  ------------  ------------  -----------  -----------  ------------
Balances at December 31, 1991.....     29,839   $     298   $  1,017,584   $ (511,783)   $    (482)   $  --        $  505,617
Conversion of subordinated
 debentures, including accrued
 interest.........................      1,053          11         50,572       --           --           --            50,583
Exercise of stock options,
 including tax effect.............        613           6         19,389       --           --           --            19,395
Employee stock purchase plan......        185           2          5,170       --           --           --             5,172
Foreign currency translation
 adjustment.......................     --          --            --            --           (3,060)      --            (3,060)
Preferred stock dividend, related
 to IntraOptics, Inc. issued in
 shares of common stock...........         23      --                910         (910)      --           --            --
Other various.....................     --          --                226       --           --           --               226
Net loss..........................     --          --            --           (99,252)      --           --           (99,252)
                                    ---------       -----   ------------  ------------  -----------  -----------  ------------
Balances at December 31, 1992.....     31,713         317      1,093,851     (611,945)      (3,542)      --           478,681
Exercise of stock options.........        842           9         25,467       --           --           --            25,476
Employee stock purchase plan......        122           1          5,425       --           --           --             5,426
Foreign currency translation
 adjustment.......................     --          --            --            --           (5,678)      --            (5,678)
Net income........................     --          --            --            18,384       --           --            18,384
                                    ---------       -----   ------------  ------------  -----------  -----------  ------------
Balances at December 31, 1993.....     32,677         327      1,124,743     (593,561)      (9,220)      --           522,289
Exercise of stock options,
 including tax effect.............        394           4         21,943       --           --           --            21,947
Exercise of warrants..............        150           1          7,874       --           --           --             7,875
Employee stock purchase plan......        158           2          7,382       --           --           --             7,384
Foreign currency translation
 adjustment.......................     --          --            --            --            7,501       --             7,501
Unrealized loss from
 investments......................     --          --            --            --           --          (12,690)      (12,690)
Net income........................     --          --            --            18,325       --           --            18,325
                                    ---------       -----   ------------  ------------  -----------  -----------  ------------
Balances at December 31, 1994.....     33,379   $     334   $  1,161,942   $ (575,236)   $  (1,719)   $ (12,690)   $  572,631
                                    ---------       -----   ------------  ------------  -----------  -----------  ------------
                                    ---------       -----   ------------  ------------  -----------  -----------  ------------

                            See accompanying notes.

                               CHIRON CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1994          1993          1992
                                                                          ------------  ------------  ------------
Cash flows from operating activities:
  Net income (loss).....................................................  $     18,325  $     18,384  $    (99,252)
  Adjustments to reconcile net income (loss) to net cash provided by
   (used in) operating activities:
    Depreciation and amortization.......................................        49,429        25,040        23,951
    Reserves and expensing of purchased technologies....................        15,892         6,217        43,392
    Deferred income taxes...............................................       --              4,680         1,722
    Settlement of Cetus acquisition contingencies.......................       --            (13,387)      --
    Loss on early retirement of debt....................................       --            --              7,519
    Write-down of investments in equity securities......................        11,607       --            --
    Undistributed (earnings) loss of affiliates.........................        (5,666)          112           137
    Changes, excluding effect of Domilens acquisition, to:
      Accounts receivable...............................................       (58,019)      (18,086)      (24,715)
      Inventories.......................................................        (7,394)      (18,302)       (7,080)
      Other current assets..............................................       (13,692)          201         2,685
      Accounts payable..................................................        (4,069)          384         4,266
      Accrued compensation and related expenses.........................           901         7,150        (3,088)
      Taxes payable.....................................................        11,703        (2,004)      (14,954)
      Payable to The Biocine Company....................................         1,658         6,049        (1,788)
      Other current liabilities.........................................         2,542        (6,687)        2,644
      Current portion of unearned revenue...............................       (10,132)        9,294        (3,729)
      Other noncurrent liabilities......................................         2,086        (3,596)       (2,819)
                                                                          ------------  ------------  ------------
        Net cash provided by (used in) operating activities.............        15,171        15,449       (71,109)
Cash flows from investing activities:
  Purchase of investments in marketable debt securities.................      (180,365)     (680,657)     (750,996)
  Sale of investments in marketable debt securities.....................       232,900       686,006       735,887
  Acquisition of Domilens, net of cash acquired.........................       (17,726)      --            --
  Capital expenditures..................................................      (105,691)     (115,185)      (25,663)
  Investments in equity securities and affiliates.......................       (24,010)      (20,385)      (62,527)
  Increase in other assets..............................................       (12,525)      (10,103)      (10,082)
                                                                          ------------  ------------  ------------
        Net cash used in investing activities...........................      (107,417)     (140,324)     (113,381)
Cash flows from financing activities:
  Proceeds from issuance of convertible debentures......................       --            209,363       --
  Proceeds from issuance of common stock................................        27,126        28,598        18,893
  Early extinguishment of subordinated debt.............................       --            --            (76,192)
  Repayment of notes payable and capital leases.........................        (6,520)       (2,319)      (24,640)
                                                                          ------------  ------------  ------------
        Net cash provided by (used in) financing activities.............        20,606       235,642       (81,939)
                                                                          ------------  ------------  ------------
        Net increase (decrease) in cash and cash
         equivalents....................................................       (71,640)      110,767      (266,429)
Cash and cash equivalents at beginning of the period....................       156,516        45,749       312,178
                                                                          ------------  ------------  ------------
Cash and cash equivalents at end of period..............................  $     84,876  $    156,516  $     45,749
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                            See accompanying notes.

                               CHIRON CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1994

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    THE COMPANY

    Chiron Corporation ("Chiron" or the "Company") applies biotechnology and other techniques of modern biology and chemistry to develop products intended to improve the quality of life by diagnosing, preventing and treating human disease with a goal of reducing overall healthcare costs.

    BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in joint ventures, partnerships and interests in other companies in which Chiron has an equity interest of 50 percent or less are accounted for using the equity or cost method, or in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"), as appropriate. Certain foreign subsidiaries are accounted for on a one-month lag. Certain prior year amounts have been reclassified to conform with the 1994 presentation.

    CASH EQUIVALENTS AND INVESTMENTS

    Cash equivalents and short-term investments consist principally of money market instruments which include: corporate notes, corporate bonds, time deposits, Eurodollar certificates of deposits, commercial paper, and government or government agency securities. Noncurrent investments consist principally of corporate notes, corporate bonds and government or government agency securities. All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

    The Company adopted the provisions of FAS 115 as of January 1, 1994. This new standard requires certain reclassifications of, and related changes in accounting for, certain debt and equity investments (Note 4).

    INVENTORIES

    Pharmaceutical products are stated at the lower of cost or market using the average cost method. Ophthalmic products are valued at cost (first-in, first-out basis) which is less than fair value. Inventories consist of the following at December 31:

                                                                                     1994       1993
                                                                                   ---------  ---------
                                                                                      (IN THOUSANDS)
Finished goods...................................................................  $  24,402  $  21,475
Work in process..................................................................      8,650      7,088
Raw materials....................................................................     14,540      6,890
                                                                                   ---------  ---------
                                                                                   $  47,592  $  35,453
                                                                                   ---------  ---------
                                                                                   ---------  ---------

    PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Property, equipment and leasehold improvements are stated at cost. Depreciation on property and equipment, including assets held under capital leases, is computed by the straight-line method over the estimated useful lives of the assets (3 to 10 years for equipment and 15 to 40 years for buildings). Capitalized start-up costs for recently completed manufacturing facilities are amortized over 3 years. Leasehold improvements are amortized on a straight-line basis over the remaining fixed lease term or asset life, whichever is shorter.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) INTANGIBLE ASSETS

    Intangible assets consist primarily of purchased technologies, goodwill and patents and are amortized on a straight-line basis over their estimated useful lives ranging from 8 to 17 years. Amortization expense for the years ended December 31, 1994, 1993 and 1992, was $9.5 million, $6.1 million and $8.6 million respectively. Amortization of purchased technologies and goodwill are primarily included in "Other operating expenses" and amortization of patents is primarily included in "Research and development expense" in the Consolidated Statement of Operations.

    On May 10, 1994, Chiron acquired Laboratoires Domilens S.A. ("Domilens"), a French manufacturer and distributor of intraocular lenses, for approximately $18.7 million in cash. The acquisition was accounted for as a purchase, and accordingly, Domilens' financial results have been included in Chiron's consolidated results of operations from the date of purchase. The $18.7 million purchase price was allocated to the acquired assets and liabilities based on their estimated fair value. The excess acquisition cost over the fair value of the net tangible assets and liabilities assumed was recorded as an intangible asset in the amount of $23.8 million. The intangible asset is being amortized using the straight-line method over a ten-year life.

    REVENUES

    Revenue from product sales consists of shipments of ophthalmic products, therapeutics, diagnostic materials and instruments and other biologicals and is generally recognized upon shipment. During 1993 and 1994, Chiron recognized Betaseron-Registered Trademark- revenues under the terms of an amended supply agreement whereby Chiron recognized the majority of its
Betaseron-Registered Trademark- revenues upon shipment of the product to the marketing partner. The Company is required to revert back to the terms of the original supply agreement no later than June 30, 1996. Under the terms of the original supply agreement, Chiron will recognize a partial share of Betaseron-Registered Trademark- revenues upon shipment and an additional share upon subsequent sale of the product to patients.

    Equity in earnings of unconsolidated joint businesses represents the Company's share of the pretax operating results generated by its commercial joint businesses. Collaborative agreement revenue is earned and recognized based upon work performed, upon the sale of product rights, upon shipment of product for use in preclinical and clinical testing or upon the attainment of benchmarks specified in the related agreements. Amounts presented are net of the Company's share of the losses of The Biocine Company (Note 2). Under contracts where reimbursement is based upon work performed, the related research and development expenses were $72.4 million, $61.5 million and $47.3 million in 1994, 1993 and 1992, respectively. Other revenues consist primarily of royalty payments under license agreements, sales fees, service revenue and grants from federal or state governments and are recognized when earned.

    RESEARCH AND DEVELOPMENT EXPENSES

    All costs of research and development are expensed in the period incurred.

    INCOME TAXES

    Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). In adopting FAS 109, the Company restated its financial statements prior to 1993.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) PER SHARE DATA

    Per share information is based on the weighted average number of common and dilutive common equivalent shares outstanding. Shares issuable upon the exercise of stock options and warrants are not included in the 1992 calculation since their inclusion would be antidilutive; however, they are included as appropriate in the calculations for 1993 and 1994. Shares assumed to be issued upon conversion of the Company's convertible debentures are not included for any of the periods presented since their inclusion would be antidilutive. Fully diluted per share data has not been presented, as the amounts would not differ materially from primary per share data.

    STATEMENT OF CASH FLOWS DATA

    Supplemental disclosure to the Consolidated Statement of Cash Flows for the years ended December 31, 1994, 1993 and 1992, is as follows:

                                                                          1994       1993       1992
                                                                        ---------  ---------  ---------
                                                                                (IN THOUSANDS)
Conversion of debentures to equity....................................  $  --      $  --      $  49,483
Tax effect of stock option deductions.................................      9,895     --          3,451
Cash paid for interest................................................     12,866      8,518     19,230
Cash paid for income taxes............................................      1,263      2,393     22,836

    During 1994, Chiron acquired all of the common stock of Domilens for approximately $18.7 million in cash. In connection with the acquisition, the fair value of assets acquired (including goodwill) was $42.8 million, and liabilities of $24.1 million were assumed by the Company.

    FOREIGN CURRENCY

    The assets and liabilities of subsidiaries and equity investments denominated in foreign currencies are translated at the exchange rates in effect at the appropriate year-end. The revenues and expenses of such subsidiaries and investments are translated at the average exchange rates for the period of operation. Adjustments resulting from such translations are included in cumulative foreign currency translation adjustment, a separate component of stockholders' equity. Local foreign currencies are generally considered to be the functional currency.

    The Company enters into various foreign currency hedging contracts to provide an economic hedge against fluctuations in foreign currency exchange rates that may affect certain transactions. In general, the use of such contracts is limited to the hedging of foreign receivables and payables. The hedging contracts are generally settled at the end of each quarter with gains or losses recorded in "Other income (expense), net" to offset losses or gains on foreign currency receivables and payables. Foreign currency transaction gains and losses, net of the impact of hedging, were not significant for the years ended December 31, 1994, 1993 and 1992. As of December 31, 1994, the Company had $12.9 million in foreign currency contracts outstanding.

    CONCENTRATION OF CREDIT AND MARKET RISK

    The Company invests cash which is not required for immediate operating needs principally in a diversified portfolio of financial instruments issued by institutions (including United States government securities) with investment-grade credit ratings. By policy, the amount of credit exposure to any one institution is limited. These investments are generally not collateralized and primarily mature within three years. The Company has not experienced any significant realized losses on these investments.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) The Company has not experienced any credit losses from its accounts receivable from joint business partners or collaborative research agreements, and none are currently expected. Other accounts receivable arise from sales to customers of ophthalmic, therapeutic and diagnostic products. The Company performs ongoing credit evaluations of these customers and generally does not require collateral. Reserves are maintained for potential trade receivable credit losses, and such losses have been within management's expectations.

    RETIREMENT SAVINGS PLAN

    The Company maintains a defined-contribution savings plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time U.S. employees. The Company matches employee contributions according to a specified formula. The Company's matching contributions totaled $1.8 million, $1.3 million and $1.2 million in 1994, 1993 and 1992, respectively.

    MAJOR CUSTOMERS

    As  discussed in  Note 2,  Ciba-Geigy Ltd.  ("Ciba") and  its affiliates are related parties and collectively contributed 11 percent, 13 percent and 6 percent of total revenues in 1994, 1993, and 1992, respectively. As discussed in
Note 3, Johnson & Johnson and its affiliates are related parties and collectively contributed 22 percent, 32 percent and 38 percent of total revenues during 1994, 1993, and 1992, respectively. Sales of
Betaseron-Registered Trademark- to Chiron's marketing partner accounted for 23 percent, 4 percent and none of total revenues in 1994, 1993 and 1992, respectively.

NOTE 2 -- RELATIONSHIP WITH CIBA-GEIGY LTD. AND AFFILIATES

    SUBSEQUENT EVENT

    Effective January 1, 1995, the Company and Ciba entered into a series of agreements, including a cooperation and collaboration agreement, an option agreement, a governance agreement and an investment agreement (collectively the "agreements"). Under the terms of the agreements, Ciba purchased approximately 38 percent of the Company's outstanding common stock for $117 per share in connection with a tender offer. In addition, the Company issued to Ciba 6.6 million new common shares and made a cash payment of $24 million in exchange for Ciba's Ciba Corning Diagnostics Corp. ("CCD") and Ciba's interests in The Biocine Company and JV Vax B.V. (a Netherlands company which owns Biocine SpA). As a result of these transactions, Ciba owns approximately 49.9 percent of Chiron's common stock. Under the agreements, Ciba is entitled to name three new members to Chiron's Board of Directors, and has limited rights to review and approve certain Chiron transactions.

    Chiron's acquisition of CCD and Ciba's interests in The Biocine Company and JV Vax B.V. will be accounted for as a purchase. Accordingly, the approximate $433 million purchase price will be allocated to the net assets of the acquired companies. In accordance with generally accepted accounting principles, the amount of the purchase price allocated to in-process technology will be expensed in the first quarter of 1995. The Company currently estimates this charge will be approximately $219 million. Other transaction-related charges totaling approximately $50 million (related to legal and investment advisor fees, as well as employee payments and related taxes) will also be charged against earnings in the first quarter of 1995.

    Under the terms of the agreements, Ciba has agreed to guarantee $425 million of new debt for Chiron, and to provide research funding of at least $250 million (and up to $300 million subject to certain reductions in the debt guarantee) over five years in support of research at Chiron, and Chiron has the option of issuing up to $500 million of new equity to Ciba. In the event Chiron utilizes this

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 2 -- RELATIONSHIP WITH CIBA-GEIGY LTD. AND AFFILIATES (CONTINUED) research funding, Chiron will be obligated to offer to Ciba the opportunity to share in the market opportunities of any resulting products. Alternatively, Chiron is entitled to reacquire all rights to any resulting products by repaying to Ciba, in cash or common stock, an amount equal to the funding plus interest.

    The financial results of CCD, The Biocine Company and JV Vax B.V. will be included in Chiron's consolidated results from January 1, 1995, forward. The following unaudited proforma consolidated financial information for the year ended December 31, 1994, gives effect to the terms of the agreements as if such transactions had been consummated on January 1, 1994.

                                                                          YEAR ENDED DECEMBER 31, 1994
                                                                        ---------------------------------
                                                                         (IN MILLIONS, EXCEPT PER SHARE
                                                                                      DATA)
                                                                                   (UNAUDITED)
Total revenues........................................................              $     957
Net income............................................................                     32
Net income per share..................................................                     0.77

    The above proforma financial information does not purport to be indicative of actual financial results which would have been obtained had the acquisition occurred on January 1, 1994, and should not be construed as representative of future results of operations. Also, the pro forma financial information does not include the write-off of purchased in-process technology currently estimated to be approxomately $219 million or other transaction-related expenses totaling approximately $50 million (related to legal and investment advisor fees, as well as employee payments and related taxes) which will be recognized in the first quarter of 1995.

    BIOCINE SPA

    Effective as of January 23, 1992, Ciba, on behalf of itself and Chiron, completed the acquisition of the vaccine business of Sclavo SpA of Siena, Italy. Chiron paid $63 million to Ciba for its 50 percent share of the purchase price. The business has been renamed Biocine SpA and is being held by JV Vax B.V., a Netherlands company, in which Chiron and Ciba each owned a 50 percent equity interest through December 31, 1994. Chiron's 50 percent share of the purchase price exceeded its share of the underlying net tangible assets of Biocine SpA by approximately $46 million. Such excess was allocated to identifiable intangible assets based upon independent appraisals and included approximately $40 million of in-process technology and approximately $6 million of base technology. The in-process technology of $40 million was charged to operations in the first quarter of 1992. The base technology of $6 million is being amortized to operating expense over ten years, using the straight line method.

    In 1994, Chiron and Ciba entered into an agreement with the former owner of Biocine SpA which settled disputes concerning representations made in connection with the acquisition of Biocine SpA. Under the terms of the settlement agreement, Chiron and Ciba together received an $8.8 million cash payment, as well as certain concessions concerning product distribution rights. Chiron has included its 50 percent interest in the settlement as "Equity in earnings of unconsolidated joint businesses" in the 1994 Consolidated Statement of Operations. Chiron's 50 percent share of Biocine SpA's operations and the settlement were a profit of $7.3 million in 1994, $0.5 million in 1993, and a loss of $0.1 million in 1992.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 2 -- RELATIONSHIP WITH CIBA-GEIGY LTD. AND AFFILIATES (CONTINUED) THE BIOCINE COMPANY

    Through December 31, 1994, Chiron and an affiliate of Ciba each owned a 50 percent equity interest in The Biocine Company, a joint venture partnership formed for vaccine research. The joint venture agreement provided that Chiron and Ciba each contribute certain technology and licenses to the joint venture and that Chiron perform certain reimbursable research activities for the venture. Collaborative agreement revenues included in the Consolidated Statement of Operations represent amounts earned from The Biocine Company for these research activities, less Chiron's share of The Biocine Company's losses. Chiron recognized $40.9 million, $35.4 million and $15.0 million in revenue from the joint venture in 1994, 1993 and 1992, respectively. Chiron's share of The Biocine Company's loss was $13.7 million in 1994, $5.5 million in 1993, and $15.1 million in 1992. At December 31, 1994, amounts due from The Biocine Company totaled $17.2 million ($13.5 million at December 31, 1993), and amounts due to The Biocine Company for 1994 capital funding totaled $8.6 million ($7.0 million at December 31, 1993).

    In a special allocation agreement reached in December 1991, Ciba agreed to fund, through December 31, 1995, its 50 percent share of the expenses of the venture as well as up to $45 million of Chiron's share. In exchange, Ciba received a preferred interest in the future profits, if any, and cash flows of The Biocine Company. Chiron began to exercise this funding mechanism in the first quarter of 1993. Chiron had an option to restore its 50 percent interest in the earnings and cash flows of The Biocine Company by paying an amount equal to Ciba's excess contribution plus interest. As discussed above, Chiron acquired Ciba's interest in The Biocine Company in 1995 and therefore will not be required to repay Ciba's excess contributions. Excess contributions made by Ciba on behalf of Chiron were $15.0 million in 1994 and $13.9 million in 1993.

NOTE 3 -- COLLABORATIONS AND JOINT BUSINESS ARRANGEMENTS

    DIAGNOSTIC JOINT BUSINESS

    In 1989, Chiron entered into an agreement with Ortho Diagnostic Systems, Inc. ("Ortho"), a Johnson & Johnson company, to jointly develop, manufacture and market certain immunoassay diagnostic products. Under the terms of the agreement, Chiron receives 50 percent of the pretax operating profits generated by the joint business and is reimbursed for its continuing research, development and manufacturing costs. Ortho and Chiron also licensed Abbott Laboratories and Pasteur Sanofi Diagnostics to sell their own immunoassay diagnostic tests for hepatitis C using certain technology from the joint business.

    Chiron records its share of profits of the Chiron-Ortho diagnostic business on a one-month lag using estimates provided by Ortho. These estimates are subject to a final adjustment 90 days after the end of each calendar year, and profit sharing distributions are payable to Chiron within 90 days after the end of each quarter. At December 31, 1994, $18.7 million was due from Ortho for profit sharing and reimbursement of costs ($16.0 million at December 31, 1993). Chiron's 50 percent share of the profits from the joint business was $74.3 million in 1994, including a negligible adjustment for the final 1993 accounting. In 1993, Chiron recognized $77.1 million as its share of the profits, of which $6.6 million was a result of the final 1992 accounting. In 1992, Chiron recognized $73.6 million as its share of the profit, of which $6.9 million was a result of the final 1991 accounting. Revenues recognized under the cost reimbursement portion of the agreement with Ortho for collaborative research

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 3 -- COLLABORATIONS AND JOINT BUSINESS ARRANGEMENTS (CONTINUED) were $8.5 million, $9.8 million, and $8.0 million in 1994, 1993 and 1992, respectively. Revenues recognized under the cost reimbursement portion of the agreement with Ortho for product sales were $11.8 million, $11.4 million and $11.8 million in 1994, 1993 and 1992, respectively.

    VIAGENE, INC.

    In November 1993, Chiron entered into an agreement with Viagene, Inc. ("Viagene") to collaborate on the research, development and marketing of products for the prevention and treatment of cancer and certain other infectious diseases. Under the terms of the agreement, Chiron and Viagene will contribute certain technology and licenses and will share in the revenues from any future product sales. Under the terms of the agreement, Viagene will contribute the first $12 million in funding to the joint business, and Chiron will contribute the next $12 million, after which time, funding will be shared equally. If, however, Chiron terminates the agreement prior to its funding the aforementioned $12 million, Chiron must pay Viagene a royalty based on any future sales of products covered by the agreement. Based upon current program spending, Chiron expects to begin funding the collaboration's expenses in late 1995. As part of the agreement, Chiron purchased equity securities of Viagene for $20 million. This investment is accounted for in accordance with FAS 115 and in late 1994 was written down to fair value (Note 4).

    CEPHALON, INC.

    In January 1994, Chiron and Cephalon, Inc. ("Cephalon") established a collaboration for the research, development and marketing of products for the treatment of neurological disorders. Under the terms of the agreement, Chiron and Cephalon will each contribute certain technology and licenses and will share profits equally. Under the terms of the agreement, each party is responsible for its own collaboration-related expenses through the later of December 31, 1994 or until such time as one party has spent $20 million. Thereafter, the other party will be responsible for bearing all costs of the collaboration until the funding is equalized or until the products reach commercialization. In the event that collaboration expense is still not equal as of the commercialization date of the collaborative products, the party which funded a greater share shall be entitled to receive a special allocation of collaborative profits until that party has been reimbursed for all unequal funding. Beginning in the first quarter of 1995, Chiron will be responsible for all collaboration expenses until cumulative funding by Chiron and Cephalon is equalized, and thereafter, funding will be shared equally. As part of the agreement, Chiron purchased equity securities from Cephalon for $15 million. This investment is accounted for in accordance with FAS 115 and in late 1994 was written down to fair value (Note 4). Chiron has agreed to provide Cephalon with a revolving credit facility and will make quarterly advances to Cephalon through 1999. Such advances shall not exceed an aggregate of $18 million and bear interest at prime ($8.9 million was outstanding at December 31, 1994).

    DEPOTECH CORPORATION

    In March 1994, Chiron entered into an agreement with DepoTech Corporation ("DepoTech") for the research, development and marketing of products incorporating certain drug delivery technologies developed by DepoTech, and in some cases, certain of Chiron's therapeutic compounds. Under the terms of the agreement, Chiron agreed to make specified payments to DepoTech upon the attainment of product development milestones, and agreed to fund all or a portion of the development costs of the collaboration in exchange for the marketing rights to the resulting commercial products, and the parties agreed to share in the revenues of any resulting commercial products. Chiron also invested $3.5 million in equity securities of DepoTech. In January 1995, DepoTech reached the first milestone,

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 3 -- COLLABORATIONS AND JOINT BUSINESS ARRANGEMENTS (CONTINUED) and accordingly in the first quarter of 1995, a warrant to purchase capital stock of DepoTech was converted into a technology license fee and Chiron commenced funding its portion of development costs, resulting in a $3.5 million charge to research and development expense. If certain regulatory milestones are attained for products incorporating DepoTech's drug-delivery technology in connection with generic compounds, Chiron is required to make milestone payments to DepoTech of up to $2.0 million. Also, in the event that Chiron attains certain regulatory milestones with respect to products incorporating Chiron's proprietary therapeutic compounds in connection with DepoTech's drug-delivery technology, Chiron will be required to make additional milestone payments to DepoTech of up to $1.5 million per product.

    CYTOMED, INC.

    In April 1994, Chiron entered into a collaboration agreement with CytoMed, Inc. ("CytoMed") for the research, development and marketing of complement inhibitors with therapeutic and diagnostic applications. Under the terms of the agreement, Chiron agreed to make specified payments to CytoMed upon the
attainment  of  certain  product  development  milestones  by  CytoMed  and   to
reimburse CytoMed for a specified portion of its research and development expenses during 1995 and 1996. Chiron has invested $1.3 million in equity securities of CytoMed and has agreed, subject to certain conditions, to invest an additional $2.3 million and $1.3 million in 1995 and 1996, respectively. If CytoMed successfully achieves all development milestones, the agreement calls for Chiron to pay to CytoMed a total of $9.0 million for milestone payments and reimbursement of research and development costs incurred by CytoMed.

    RIBOZYME PHARMACEUTICALS, INC.

    In July 1994, Chiron entered into a collaboration agreement with Ribozyme Pharmaceuticals, Inc. ("RPI") for the research, development and marketing of gene transfer and gene therapy products. Under the terms of the agreement, each party has agreed to be responsible for its own preclinical research expenses relating to the collaboration and to share equally in the cost and funding of clinical development expenses. Additionally, Chiron has, subject to certain conditions, agreed to invest a total of $10 million in RPI equity securities. Through December 31, 1994, Chiron had purchased $4.6 million of such investments.

    G.D. SEARLE & CO.

    In October 1994, Chiron entered into a collaboration agreement with G.D. Searle & Co. ("Searle") for the research, development and marketing of Tissue Factor Pathway Inhibitor ("TFPI"). Under the terms of the agreement, Chiron made a $3.5 million payment, which was expensed in 1994, to Searle and, except for this payment, each party agreed to fund its own collaboration-related expenses through 1994. Thereafter, subject to certain conditions, Chiron is obligated to reimburse research and development expenses of Searle of up to $2.5 million in 1995 and up to $6.3 million in 1996 and the parties have agreed to fund other development expenses equally. Chiron has the option to accelerate the payment of these future research and development expenses at any time.

NOTE 4 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

    MARKETABLE SECURITIES

    The Company adopted the provisions of FAS 115 for investments held as of or acquired after January 1, 1994. In accordance with FAS 115, the Company has classified its investments in certain debt and equity securities as "available-for-sale". Such investments are recorded at fair value, with

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 4 -- FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) unrealized gains and losses reported as a separate component of stockholders' equity. The cumulative effect as of January 1, 1994, of adopting FAS 115 was to decrease the opening balance of stockholders' equity by $0.3 million to reflect the net unrealized loss on investments classified as "available for sale" which were previously recorded at cost. In accordance with the provisions of FAS 115, prior period financial statements have not been restated to reflect the change in accounting principle.

    At December 31, 1994, available-for-sale securities consisted of the following:

                                                                  ADJUSTED    UNREALIZED   UNREALIZED
                                                                    COST         GAINS       LOSSES    FAIR VALUE
                                                                 -----------  -----------  ----------  -----------
                                                                                  (IN THOUSANDS)
U.S. Government securities.....................................  $   126,971   $     137   $   (3,124) $   123,984
Mortgage-backed securities.....................................        2,029      --             (710)       1,319
Corporate debt securities......................................      269,559         302       (3,663)     266,198
                                                                 -----------       -----   ----------  -----------
                                                                     398,559         439       (7,497)     391,501
Marketable equity securities...................................       23,392      --           (5,632)      17,760
                                                                 -----------       -----   ----------  -----------
                                                                 $   421,951   $     439   $  (13,129) $   409,261
                                                                 -----------       -----   ----------  -----------
                                                                 -----------       -----   ----------  -----------

    At December 31, 1994, these securities were classified in the Consolidated Balance Sheet as follows:

                                                                                          (IN THOUSANDS)
Cash equivalents........................................................................   $     82,554
Short-term investments in marketable debt securities....................................        137,619
Noncurrent investments in marketable debt securities....................................        171,328
Investments in equity securities and affiliated companies...............................         17,760
                                                                                          --------------
                                                                                           $    409,261
                                                                                          --------------
                                                                                          --------------

    The cost and estimated fair value of available-for-sale debt securities as of December 31, 1994, by contractual maturity, consisted of the following:

                                                                                 ADJUSTED
                                                                                   COST      FAIR VALUE
                                                                                -----------  -----------
                                                                                     (IN THOUSANDS)
Due in one year or less.......................................................  $   221,310  $   220,173
Due in one to three years.....................................................      123,887      119,840
Due thereafter................................................................       51,333       50,169
                                                                                -----------  -----------
                                                                                    396,530      390,182
Mortgage-backed securities....................................................        2,029        1,319
                                                                                -----------  -----------
                                                                                $   398,559  $   391,501
                                                                                -----------  -----------
                                                                                -----------  -----------

    Under the provisions of FAS 115, interest income received from securities is recorded using an effective interest rate, with the associated premium or discount amortized to "Other income (expense), net" on the Consolidated Statement of Operations, and the cost of securities sold is based upon the specific identification method.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 4 -- FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    In the fourth quarter of 1994, the Company determined that fluctuations in the fair value of marketable equity investments in Viagene and Cephalon were "other than temporary" and in accordance with FAS 115 wrote-down the carrying value of these investments by $11.6 million. This write-down is included in "Other income (expense), net" in the Consolidated Statement of Operations.

    OTHER FINANCIAL INSTRUMENTS

    The carrying amounts and fair values of the Company's financial instruments other than those accounted for in accordance with FAS 115 at December 31, are as follows:

                                                                1994                      1993
                                                      ------------------------  ------------------------
                                                       CARRYING                  CARRYING
                                                        AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                      -----------  -----------  -----------  -----------
                                                                        (IN THOUSANDS)
Nonmarketable equity investments (accounted for
 under cost method).................................  $     7,702  $     7,702  $   --       $   --
Notes receivable....................................       18,400       17,646        6,967        6,686
Long-term debt:
  Convertible subordinated debentures...............      305,494      259,247      298,786      313,231
  Notes payable.....................................        6,306        6,306        6,530        6,530

    Nonmarketable equity investments which are accounted for using the cost method have carrying values which approximate fair values. Estimating the fair value of the Company's interests in nonmarketable equity investments accounted for under the equity method is not practicable because of the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The carrying amounts of these investments reflected in the accompanying consolidated financial statements at December 31, 1994 and 1993, of $26.0 million and $24.5 million, respectively, represent the investments Chiron has made to date as well as Chiron's share of the results of operations for the time periods the investments were held, less distributions and dividends received from the investee.

    The fair value of the notes receivable is based on the discounted value of future cash flows expected to be received. Convertible subordinated debentures fair value is based on the market price at the close of business on December 31, 1994.

NOTE 5 -- DEBT OBLIGATIONS AND CAPITAL LEASES
    At December 31, 1994, and 1993, long-term debt and capital lease obligations consist of the following:

                                                                                   1994         1993
                                                                                -----------  -----------
                                                                                     (IN THOUSANDS)
1.9 percent convertible subordinated debentures...............................  $   220,076  $   215,164
5 1/4 percent convertible subordinated debentures.............................       85,418       83,622
Capital lease obligations.....................................................       29,722       28,539
Notes payable.................................................................        6,306        6,530
                                                                                -----------  -----------
                                                                                    341,522      333,855
Less current portion..........................................................        3,461          864
                                                                                -----------  -----------
                                                                                $   338,061  $   332,991
                                                                                -----------  -----------
                                                                                -----------  -----------

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 5 -- DEBT OBLIGATIONS AND CAPITAL LEASES (CONTINUED)
    In November 1993, Chiron issued 1.9 percent convertible subordinated debentures with a face value of $253.9 million and a yield to maturity of 4.5 percent. The notes are convertible, at the holders' option, into common stock at
8.6 shares per $1,000 principal amount and are due in November 2000. Interest is paid semiannually. The debentures may be redeemed by the Company at any time after November 1996, at a redemption price starting at $905.78 per $1,000 principal amount increasing to a redemption price equal to 100 percent of the principal amount at maturity. The debentures are carried net of an initial issue discount of $39.3 million which is being amortized over the life of the debentures using the interest method.

    Cetus Oncology Corporation's ("Cetus") 5 1/4 percent convertible subordinated debentures are due in 2002, have a face value of $100 million and are convertible at the holders' option at any time into common stock at 8.1 shares per $1,000 principal amount. Interest is paid annually. At the option of the Company, the debentures may be redeemed at any time at face value. These debentures are carried at a discount and the difference between the face value of the debentures and their present value is being accreted over the remaining term of the debentures using the interest method. Chiron and Cetus have cross-guaranteed their respective convertible subordinated debentures.

    In September 1992, Chiron called for the redemption of all of its 7 1/4 percent convertible subordinated debentures. Under the terms of the debentures, debenture holders could elect to either redeem the debentures for cash, including a 5.8 percent redemption premium, or convert them into Chiron common stock at 21.3 shares per $1,000 principal amount. Based on a final accounting from the trustee, approximately $72 million of principal amount was retired through cash payments of $77.8 million which included principal, accrued interest and redemption premium. The remaining $49.5 million of principal amount was retired through conversion into shares of common stock, resulting in the issuance of approximately 1,053,000 new shares. Capitalized debenture issuance costs of $3.3 million and a $4.2 million redemption premium paid to debenture holders electing cash redemption were expensed in 1992. These amounts are presented net of income taxes as an extraordinary item of $6.7 million.

    At December 31, 1994, the Company had various notes payable with an average interest rate of 8 percent and maturities ranging from 1995 through 1999. Maturities of notes payable for years 1995 through 1999 are as follows: 1995 -- $3.2 million, 1996 -- $2.8 million, 1997 -- $0.1 million, 1998 -- $0.1 million,
1999 -- $0.1 million.

    Capital lease obligations consist primarily of one lease bearing an interest rate of 10.5 percent and maturing in 2004. Land, buildings and equipment leased under noncancelable capital leases had a net book value of $10.1 million at December 31, 1994, and $9.9 million at December 31, 1993. Future payments under capital lease obligations (including interest of $36.7 million) are as follows:
1995  -- $3.2 million, 1996 -- $3.2 million,  1997 -- $3.0 million, 1998 -- $3.0 million, 1999 -- $3.3 million and $50.7 million thereafter.

NOTE 6 -- COMMITMENTS AND CONTINGENCIES

    LEASES

    Chiron leases laboratory, office and manufacturing facilities and equipment under noncancelable operating leases which expire at various times through 2012. Rent expense was $12.7 million in 1994, $9.0 million in 1993, and $10.3 million in 1992.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 6 -- COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Future minimum lease  payments under these  leases are as  follows: 1995  --
$13.2  million,  1996 --  $10.9  million, 1997  --  $9.8 million,  1998  -- $8.3 million, 1999 -- $6.6 million and $10.3 million thereafter.

    CETUS HEALTHCARE LIMITED PARTNERSHIPS

    Pursuant to certain agreements between the Company and the former partners of Cetus Healthcare Limited Partnership ("CHLP"), the Company is obligated to fund development of certain CHLP products through regulatory approval if, based on the Company's assessment, the products are believed to be technically feasible and commercially viable. Because of the inherent uncertainties both as to the likelihood of any particular product continuing to be viewed as technically feasible and commercially viable and as to the cost of developing any particular product through regulatory approval, the Company is unable to estimate future costs of developing the products subject to this obligation.

    In December 1990, Cetus exercised its purchase options to acquire all the limited partners' interest in Cetus Healthcare Limited Partnership II ("CHLP II"). The former partners are entitled to receive a fixed percentage of the net sales of certain products in Europe (through December 31, 2005) and the United States (until certain aggregate returns are realized).

    CONSTRUCTION CONTRACTS

    In connection  with the  expansion of  its manufacturing  capabilities,  the
Company   had   various  commitments   under  construction   contracts  totaling
approximately $15.4 million at December 31, 1994.

NOTE 7 -- STOCKHOLDERS' EQUITY

    STOCK OPTION PLANS

    In December 1991, Chiron adopted a new stock option plan ("1991 Plan") to replace and supersede the six separate plans maintained by Chiron, Cetus and certain Chiron subsidiaries. The 1991 Plan provides for the grant to employees of either nonqualified or incentive options and the grant to directors, consultants and contractors of nonqualified options. Incentive options are to be granted at not less than the fair market value of common stock at the date of grant and nonqualified options at not less than 85 percent of such fair market value. Options are exercisable as determined by the Board of Directors.

    Initially, the 1991 Plan had reserved and available for issuance, options for 4,500,000 shares of Chiron common stock and restricted common stock plus any remaining shares of common stock and restricted stock remaining for issuance under the Chiron 1982 Stock Option Plan and 1984 Nonqualified Stock Option Plan. This amount is increased annually by a number of shares equal to 1.5 percent of the number of shares of common stock outstanding plus shares issuable upon conversion or exercise of outstanding warrants, options and convertible securities. For 1994, this increase in shares available for grant was 608,728. At December 31, 1994, a total of 3,640,879 shares were available for grant under the 1991 Plan.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 7 -- STOCKHOLDERS' EQUITY (CONTINUED)
    A summary of stock option activity follows:

                                                                              1994         1993         1992
                                                                           -----------  -----------  -----------
Outstanding options at January 1,........................................    4,342,618    4,207,545    3,658,190
  Granted................................................................    1,166,982    1,175,834    1,456,295
  Forfeited..............................................................     (168,834)    (198,721)    (308,032)
  Exercised..............................................................     (393,882)    (842,040)    (598,908)
                                                                           -----------  -----------  -----------
Outstanding options at December 31,......................................    4,946,884    4,342,618    4,207,545
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------
Exercisable options at December 31,......................................    2,566,805    1,972,065    2,036,058
Average price of outstanding options at December 31,.....................  $     51.28  $     45.03  $     36.61
Average price of options exercised during the year.......................  $     32.80  $     26.22  $     22.14

    EMPLOYEE STOCK PURCHASE PLAN

    Chiron has a stock purchase plan in which eligible employees may participate through payroll deductions. A total of 1,750,000 shares have been reserved for issuance under the plan, of which 1,126,783 shares were available for purchase at December 31, 1994. At the end of each quarter, funds deducted from participating employees' salaries are used to purchase common stock at 85 percent of the lower of market value at the quarterly purchase date or the employees' eligibility date for participation. Purchases of shares made under the plan were 157,891 in 1994, 121,840 in 1993 and 185,485 in 1992.

    COMMON STOCK WARRANTS

    As a result of the acquisition of Cetus, the following warrants to purchase Chiron common stock are outstanding at December 31, 1994:

 NUMBER OF   EXERCISE
  SHARES       PRICE        EXPIRATION DATE
- -----------  ---------  -----------------------
   292,815   $   95.33        December 15, 1996
   150,000       52.50        December 31, 1998

    The $95.33 warrants are currently exercisable. The $52.50 warrants become exercisable upon reaching $50.0 million in annual worldwide sales of the Company's Proleukin-Registered Trademark- product.

    PREFERRED SHARE PURCHASE RIGHTS

    On August 25, 1994, the Board of Directors of the Company declared a dividend of one preferred share purchase right ("a right") for each outstanding share of common stock of the Company. Each right entitles the holder, under certain circumstances, to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company at a price of $325, subject to adjustment. The rights are to be distributed to holders of Chiron common stock upon the acquisition by a third party of certain percentages of Chiron common stock. As part of the agreements with Ciba, Chiron amended the Rights Agreement such that Ciba would not be "an acquiring person" under the Rights Agreement and therefore, the purchase of an approximately 49.9 percent interest in Chiron common stock by Ciba did not result in distribution of the rights.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 8 -- INCOME TAXES
    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and the tax effects of net operating loss and credit carryforwards. Significant components of the Company's deferred income tax liabilities and assets are as follows:

                                                                                               DECEMBER 31,
                                                                                        --------------------------
                                                                                            1994          1993
                                                                                        ------------  ------------
                                                                                              (IN THOUSANDS)
Deferred income tax liabilities:
  Basis differences -- purchase business combinations.................................  $     10,214  $     10,970
  Patent costs expensed for tax purposes..............................................         5,981         4,706
                                                                                        ------------  ------------
                                                                                              16,195        15,676
Deferred income tax assets:
  Basis differences -- purchase business combinations.................................        18,294        18,675
  Basis differences -- foreign intangibles............................................        75,034        80,394
  Basis differences -- equity investments.............................................         5,938       --
  Inventory and other reserves........................................................         8,888         7,694
  Depreciation........................................................................         6,566         5,306
  Purchased technologies..............................................................         1,589         4,157
  Accrued compensation and severance..................................................         7,175         7,286
  Net operating loss carryovers.......................................................        22,659        35,431
  Business credit carryforwards.......................................................        10,182        11,366
  Other...............................................................................         7,580         7,018
                                                                                        ------------  ------------
                                                                                             163,905       177,327
  Less valuation allowance............................................................      (147,710)     (161,651)
                                                                                        ------------  ------------
                                                                                              16,195        15,676
                                                                                        ------------  ------------
Net deferred income tax asset.........................................................  $    --       $    --
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    The net change in the valuation allowance for the year ended December 31, 1994, was a decrease of $13.9 million.

    Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1994, will be allocated as follows:

                                                                                          (IN THOUSANDS)
Income tax benefit......................................................................   $    121,400
Goodwill and other noncurrent intangible assets.........................................         13,313
Additional paid-in capital..............................................................         12,997
                                                                                          --------------
                                                                                           $    147,710
                                                                                          --------------
                                                                                          --------------

    Included in the income tax benefit component of the valuation allowance is $5.9 million which may be subject to limitations on the deductibility of capital losses for federal and state income tax purposes.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 8 -- INCOME TAXES (CONTINUED)
    For financial reporting purposes, "Income (loss) before income taxes and extraordinary item" includes the following components for the years ended December 31:

                                                                       1994        1993        1992
                                                                     ---------  ----------  ----------
                                                                              (IN THOUSANDS)
United States......................................................  $  36,829  $   33,331  $  (64,511)
Foreign............................................................     (4,832)    (10,244)    (24,060)
                                                                     ---------  ----------  ----------
                                                                     $  31,997  $   23,087  $  (88,571)
                                                                     ---------  ----------  ----------
                                                                     ---------  ----------  ----------

    Significant components of the provision for income taxes are as follows for the years ended December 31:

                                                                            1994       1993       1992
                                                                          ---------  ---------  ---------
                                                                                  (IN THOUSANDS)
Current:
  Federal...............................................................  $  10,741  $    (290) $      (6)
  State.................................................................      2,227       (144)     1,421
  Foreign...............................................................        266        457      1,790
                                                                          ---------  ---------  ---------
                                                                             13,234         23      3,205
                                                                          ---------  ---------  ---------
Deferred:
  Federal...............................................................     --          1,113        704
  State.................................................................     --         --            115
  Foreign...............................................................     --         --         --
                                                                          ---------  ---------  ---------
                                                                             --          1,113        819
Charge in lieu of taxes resulting from recognition of acquired tax benefits that are allocated to reduce noncurrent intangible assets
 related to the acquired entity.........................................        438      3,567     --
                                                                          ---------  ---------  ---------
Total provision.........................................................  $  13,672  $   4,703  $   4,024
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

    The tax benefit related to tax deductions for the Company's stock option plans is recorded when realized as an increase to paid-in capital instead of as a reduction in current tax expense. Tax benefits of approximately $9.9 million in 1994, none in 1993 and $3.5 million in 1992 were realized.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 8 -- INCOME TAXES (CONTINUED)
    The reconciliation of the provision for income taxes, computed at the statutory United States income tax rate, to the reported amounts is as follows for the years ended December 31:

                                                                         1994       1993        1992
                                                                       ---------  ---------  ----------
                                                                                (IN THOUSANDS)
Federal tax provision (benefit) at statutory rates (35% in 1994 and
 1993, 34% in 1992)..................................................  $  11,199  $   8,080  $  (30,114)
Tax effect of write-off of in-process technology.....................     --         --          13,430
State taxes, net of federal benefit..................................      2,300       (144)      1,536
Foreign income taxes.................................................        266        457       1,790
Losses of foreign subsidiaries not providing benefit in current
 year................................................................      2,247      4,020       9,004
Amortization of intangible assets....................................        927      1,006       1,411
Effect of net operating loss carryforward............................     --         (6,569)      6,315
Nontaxable earnings of joint business................................     (2,547)    --          --
Nondeductible expenses related to Ciba transaction...................        875     --          --
Utilization of deferred tax assets not previously benefited..........     (2,246)    (2,549)     --
Other................................................................        651        402         652
                                                                       ---------  ---------  ----------
Provision for income taxes...........................................  $  13,672  $   4,703  $    4,024
                                                                       ---------  ---------  ----------
                                                                       ---------  ---------  ----------

    The following table presents the components of the net operating loss and credit carryforwards as of December 31, 1994, which are available to offset future income tax liabilities. Certain carryforwards were acquired as a result of purchase business combinations. The benefit of such carryforwards, when realized, will be allocated to reduce noncurrent intangible assets related to the acquired entity. Certain carryforwards are attributable to deductions for the Company's stock option plans. The benefit of such deductions, when realized, will be recorded as an increase to additional paid-in capital. The amount of tax benefit to be allocated for the loss carryforwards will be determined by applying the applicable income tax rate to the carryforwards in the year in which they are ultimately realized.

                                                                                      ALLOCATION
                                                                ------------------------------------------------------
                                                                              ADDITIONAL     NONCURRENT
                                                                                PAID-IN      INTANGIBLE
                                                                TAX EXPENSE     CAPITAL        ASSETS         TOTAL
                                                                -----------  -------------  -------------     -----
                                                                                    (IN MILLIONS)
Federal net operating loss carryforwards expiring from 2003
 through 2008.................................................   $      --     $       7      $      --     $       7
State net operating loss carryforwards expiring from 1995
 through 1998.................................................          --            12             51            63
Foreign net operating loss carryforwards principally carried
 forward indefinitely.........................................          38            --              3            41
Federal tax credit carryforwards expiring from 1997 through
 2008.........................................................          --            10             --            10

    Due to certain tax laws regarding changes in ownership for tax purposes, utilization of certain of the net operating loss and credit carryforwards to offset future tax liabilities may be subject to an annual limitation in future periods based upon certain events including changes in ownership of the Company's stock. However, management does not believe that any limitation on use of the Company's

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 8 -- INCOME TAXES (CONTINUED)
net operating loss and credit carryforwards has resulted from certain changes in ownership, including the issuance, redemption, or conversion of convertible subordinated debentures (Note 5) or as a result of the agreements with Ciba (Note 2).

NOTE 9 -- OTHER INCOME (EXPENSE), NET
    Other income (expense), net, for each of the three years ended December 31, consists of the following:

                                                                    1994         1993         1992
                                                                 -----------  -----------  -----------
                                                                            (IN THOUSANDS)
Interest and dividend income...................................  $    20,343  $    16,154  $    25,479
Capitalized interest...........................................        4,405        1,857      --
Interest expense and related costs on convertible debentures...      (16,782)      (8,861)     (14,175)
Write-downs of investments in Viagene and
 Cephalon......................................................      (11,607)     --           --
Other interest expense.........................................       (3,404)      (3,366)      (3,990)
Net realized gain (loss) on sale of debt securities............       (2,234)       1,276        2,030
Realized/unrealized gain (loss) on foreign exchange
 transactions..................................................          156         (405)      (1,655)
Other..........................................................       (1,280)       1,294         (716)
                                                                 -----------  -----------  -----------
                                                                 $   (10,403) $     7,949  $     6,973
                                                                 -----------  -----------  -----------
                                                                 -----------  -----------  -----------

NOTE 10 -- GEOGRAPHIC AREA INFORMATION
    Results of foreign operations, which consist primarily of ophthalmic and oncology product sales, and domestic operations, were as follows:

                                                                      YEAR ENDED DECEMBER 31, 1994
                                                                 ---------------------------------------
                                                                   FOREIGN     DOMESTIC        TOTAL
                                                                 -----------  -----------  -------------
                                                                             (IN THOUSANDS)
Revenues.......................................................  $    74,063  $   379,916  $     453,979
Net income (loss)..............................................       (2,225)      20,550         18,325
Identifiable assets............................................      127,491      922,251      1,049,742

                                                                      YEAR ENDED DECEMBER 31, 1993
                                                                 ---------------------------------------
                                                                   FOREIGN     DOMESTIC        TOTAL
                                                                 -----------  -----------  -------------
                                                                             (IN THOUSANDS)
Revenues.......................................................  $    55,059  $   262,476  $     317,535
Net income (loss)..............................................       (8,073)      26,457         18,384
Identifiable assets............................................       63,991      904,606        968,597

                                                                      YEAR ENDED DECEMBER 31, 1992
                                                                 ---------------------------------------
                                                                   FOREIGN     DOMESTIC        TOTAL
                                                                 -----------  -----------  -------------
                                                                             (IN THOUSANDS)
Revenues.......................................................  $    45,095  $   201,165  $     246,260
Net income (loss)..............................................      (24,684)     (74,568)       (99,252)
Identifiable assets............................................       44,687      656,428        701,115

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 10 -- GEOGRAPHIC AREA INFORMATION (CONTINUED)
    Revenues by customer location, including both local revenues and exports from other locations, were as follows:

                                                                          YEAR ENDED DECEMBER 31,
                                                                   -------------------------------------
                                                                      1994         1993         1992
                                                                   -----------  -----------  -----------
                                                                              (IN THOUSANDS)
North America....................................................  $   344,569  $   233,940  $   188,019
Europe...........................................................       86,804       66,286       47,864
Asia and Pacific Basin...........................................       17,982       15,810       10,065
South America and Africa.........................................        4,624        1,499          312
                                                                   -----------  -----------  -----------
                                                                   $   453,979  $   317,535  $   246,260
                                                                   -----------  -----------  -----------
                                                                   -----------  -----------  -----------

NOTE 11 -- LEGAL PROCEEDINGS
    The Company is involved in litigation in the ordinary course of its business. While the outcome of litigation cannot be accurately predicted, based upon information presently known to management, the Company does not believe that the ultimate resolution of any such litigation matter, including the matters described below, should have a material adverse effect upon its financial statements as presented herein.

    MUREX DIAGNOSTICS, LTD. On March 2, 1992, Chiron together with Ortho Diagnostic Systems, Inc. ("Ortho") and Ortho Diagnostic Systems, Ltd., filed suit in the High Court for England and Wales against Murex Diagnostics, Ltd. ("Murex"), alleging infringement of Chiron's U.K. Patent No. 2,212,511 ("the '511 patent") as a result of Murex's manufacture and sale of HCV immunoassay kits in the U.K. Murex is a subsidiary of International Murex Technologies Corp., a Canadian company. Chiron and Ortho sought injunctive relief and unspecified damages. While the relevant patent claims were found valid and infringed, the court denied any damages or injunctive relief because it found Murex had a defense under Section44 of the U.K. Patents Act. On October 28, 1993, Chiron and Ortho began new infringement proceedings against Murex requesting unspecified damages and injunctive relief. On May 27, 1994, the court granted judgment for Chiron and Ortho, holding the '511 patent valid and infringed, and ordered Murex to pay damages in an amount to be determined. Murex has appealed. Chiron's and Ortho's request for an injunction was granted on November 29, 1994. Chiron is informed that officials within the British Ministry of Health have in the past raised the possibility of authorizing Murex's infringement of the '511 patent under the "Crown use" provisions of British law, with respect to the sale of HCV immunoassay kits to the British National Health Service. Further, Murex has stated that it will apply for a compulsory license under the '511 patent. Infringement proceedings against Murex on German and European patents corresponding to the '511 patent have also been filed by Chiron and Ortho in Germany, Italy, The Netherlands and Belgium. On January 23, 1995, Chiron and Ortho were granted an injunction in Germany. Murex has brought an action in Australia seeking the revocation of the Australian counterpart of the '511 patent. Chiron has counterclaimed for infringement.

    ORGANON TEKNIKA, LTD. On May 4, 1994, Chiron instituted summary legal proceedings against Organon Teknika, B.V., Akzo Pharma, B.V., Akzo Pharma International, B.V., Organon Teknika, N.V. (all subsidiaries of Akzo N.V. (collectively referred to as "Organon")), and United Biomedical, Inc. ("UBI"), the supplier of Organon's HCV antigens and kits, in the District Court of the Hague, The Netherlands, alleging infringement of European Patent No. 318,216 ("the '216 patent") as a result of

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 11 -- LEGAL PROCEEDINGS (CONTINUED) the defendants' manufacture and sale of HCV immunoassay kits. On July 22, 1994, Chiron was granted a cross-border preliminary injunction against further infringement, including sale of the UBI kit, by Organon in Austria, Belgium, Switzerland, Germany, Spain, France, Italy, Liechtenstein, Luxembourg, The Netherlands and Sweden. Organon and UBI have appealed the injunction. The '216 patent is a counterpart of the British '511 patent. Infringement proceedings brought by Chiron and Ortho are also pending against Organon in Italy and Belgium, (based on the '216 patent), and in the U.K., (based on the British '511 patent), in proceedings consolidated with the actions against Murex, described above.

    DANIEL W. BRADLEY. On December 20, 1994, Dr. Daniel W. Bradley, a former scientist at the U.S. Centers for Disease Control (the "CDC") brought suit in the United States District Court for the Northern District of California against Chiron, Ortho, certain employees of Chiron, and the United States government. The basis of the suit is that Bradley, who collaborated with Chiron scientists on the research that led to the discovery of HCV, alleges he has been wrongly excluded as an inventor of HCV. He requests various forms of relief, including declarations that he is an inventor of Chiron's patents related to HCV and that these patents are unenforceable as to Chiron. Bradley further seeks monetary damages and a constructive trust on all past and future profits derived from Chiron's HCV invention, which are estimated by Bradley to be in excess of $1 billion, as well as penalties under federal and state Racketeering and Corrupt Organization (RICO) statutes. Chiron believes that this suit is without merit and that substantial defenses exist. In 1990, Bradley and the CDC entered into a settlement agreement regarding his claims of inventorship in which any rights either Bradley or the CDC might have were assigned to Chiron. Chiron believes that the settlement agreement is valid and bars nearly all of the claims in the subject litigation.

    SICOR. In April 1991, Alco Chemicals, Ltd. ("Alco") and Sicor, SpA ("Sicor"), Cetus Ben Venue Therapeutics' ("CBVT") former suppliers of bulk doxorubicin, filed suit in the United States District Court for the Northern District of California against Cetus, Ben Venue Laboratories, Inc. ("Ben Venue"), CBVT and Erbamont, Inc. ("Erbamont") and its affiliates. Sicor had been prevented from manufacturing product for CBVT since September 1990, when Sicor's facilities in Italy were ordered closed by the government in connection with trade secret litigation in Italy. In March 1991, CBVT entered into an agreement with Erbamont which provided for, among other things, the settlement of several legal proceedings then pending relating to Erbamont's alleged doxorubicin proprietary rights, and the exclusive supply of doxorubicin to CBVT by Erbamont. The Sicor complaint alleges breach of the CBVT contract to purchase bulk doxorubicin from Sicor, as well as antitrust violations and interference with contractual relations, and seeks unspecified damages. Cetus has denied any entitlement to recovery in this lawsuit and has filed a counterclaim against the plaintiffs for fraud and breach of contract based on Sicor's failure to deliver the bulk product. In an order filed on January 11, 1993, the judge granted summary judgment motions in favor of the Cetus parties and Erbamont with respect to the Sicor and Alco claims. Sicor has appealed the summary judgment to the Ninth Circuit Court of Appeals in a notice filed April 5, 1993. In August 1993, Sicor dismissed its claims against Erbamont. A hearing before the Ninth Circuit was held July 12, 1994, but no decision has yet been issued. In the event that the summary judgment is overturned and the case is remanded for trial, the Company believes that it has substantial defenses to the claims. A related arbitration before the International Chamber of Commerce in Paris brought by Sicor against Chiron, Cetus and Ben Venue has been stayed pending the resolution of the Cetus parties' counterclaims in the above-described litigation.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 11 -- LEGAL PROCEEDINGS (CONTINUED)
    In February 1995, Sicor and Alco filed a further action in the United States District Court for the Northern District of California against CBVT for amounts allegedly owed by CBVT to Sicor and Alco for the supply of doxorubicin, plus interest and attorneys' fees. Internal investigation of the claim is under way, and there has been no action in this suit.

    ADVANCED CHEMTECH. On August 11, 1994, Advanced ChemTech, Inc. brought a lawsuit against Chiron in the United States District Court for the Western District of Kentucky, Louisville Division, asserting that certain Chiron patents relating to peptide mixtures are invalid and unenforceable and that Chiron had engaged in unfair competition and unfair business practices in asserting its patent rights. Advanced ChemTech is asking the court to find: (1) that the patent at issue is invalid and unenforceable; (2) that Advanced ChemTech does not infringe the patents; and (3) damages according to proof. Chiron has answered and counterclaimed for infringement of its patents. Chiron believes that it has substantial defenses against the claims asserted by Advanced ChemTech.

    ABBOTT LABORATORIES. On December 13, 1993, Chiron filed a patent infringement action against Abbott Laboratories ("Abbott") in the United States District Court for the Northern District of California. The suit, which alleges infringement of Chiron's U.S. Patent No. 5,156,949, claiming the use of recombinant envelope antigens in immunoassays for HIV antibodies, is based on Abbott's sale of unlicensed HIV immunoassay tests which are believed to fall within the scope of one or more patent claims. Abbott is defending this suit on the basis of invalidity and non-infringement. Chiron is requesting unspecified damages and injunctive relief. Cross motions for summary judgment on Abbott's defenses of inequitable conduct and prior invention are currently pending.

    On April 26, 1994, Abbott filed suit against Chiron in the United States District Court for the Northern District of Illinois, Eastern Division, alleging that the Company has, by making, using and selling nucleic acid hybridization assays, infringed three U.S. patents owned by third parties and licensed to Abbott. Abbott is seeking injunctive relief and damages in an unspecified amount. The Company believes that it has substantial defenses and intends to defend this suit vigorously.

    CARNEGIE-MELLON UNIVERSITY. On August 20, 1994, Carnegie Mellon University and Three Rivers Biologicals, Inc. brought a lawsuit in the United States District Court for the Western District of Pennsylvania against Hoffmann-La Roche, Inc., Roche Molecular Systems, Inc., the Perkin-Elmer Corporation, Chiron and Cetus Oncology Corporation claiming that the defendants infringed certain United States patents relating to plasmids for the expression of an enzyme which may be useful in connection with polymerase chain reaction ("PCR") processes and products. Cetus sold its PCR business to F. Hoffmann-La Roche Ltd. and Hoffmann-LaRoche, Inc. ("Roche") in 1991. Carnegie Mellon and Three Rivers Biologicals are seeking a finding that the defendants willfully infringed the patents at issue, injunctive relief and damages according to proof. All defendants have answered the complaint. Discovery has only recently begun. The facts of the case, including any indemnification rights or obligations among the defendants, are currently under review. However, Chiron believes that it, and its wholly owned subsidiary, Cetus Oncology, have significant defenses.

    SUMMIT. On September 29, 1994, Summit Technology Ireland B.V., a subsidiary of Summit Technology, Inc., a manufacturer of ophthalmic excimer lasers, filed a patent infringement action in the Regional Court of Dusseldorf, Germany, against two German companies affiliated with Chiron Vision and their respective managing directors. The suit alleges that the manufacture and sale in Germany of Chiron Vision's ophthalmic excimer laser infringes certain European patents held by plaintiff. The plaintiff is seeking injunctive relief and damages which it currently estimates at

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 11 -- LEGAL PROCEEDINGS (CONTINUED)
DM 2 million. The Company intends to vigorously defend this lawsuit, and believes it has substantial defenses. Chiron Technolas continues to manufacture ophthalmic excimer lasers which are distributed by Chiron Vision and its subsidiaries, thereby exposing the Company to damages with respect to its continuing activities in the event plaintiff prevails. Chiron Technolas is currently Chiron Vision's sole source of ophthalmic excimer lasers and an injunction, if it were to issue, could preclude the Company from serving its market for the product.

    STOCKHOLDER LITIGATION. In November 1994, Chiron, its directors, and certain of its officers were sued in three essentially identical actions filed as class actions on behalf of Chiron stockholders, alleging that the directors had violated their fiduciary duty by failing to maximize stockholder value in connection with the series of transactions affected with Ciba-Geigy which were announced on November 20, 1994, by, among other things, not taking all possible steps to seek out and encourage the best offer for the Company once the Company had been put in play. Two of the actions filed respectively on November 14, 1994 and November 22, 1994 (HANNA V. CHIRON CORP., ET AL., C.A. No. 13874, and DEZUBE
V. CHIRON CORPORATION ET AL., C.A. No. 13896) were filed in the Court of Chancery of the State of Delaware in and for New Castle County. The complaints in both cases ask for injunctive relief, rescission and attorneys' fees. Plaintiff in the HANNA action additionally seeks damages in an unspecified amount. Plaintiff in the DEZUBE action additionally seeks an accounting. The complaints have been answered by all defendants, who deny the material allegations of the complaints. The third action was filed in the Superior Court of California, Alameda County, Northern Division on December 1, 1994 (PERERA ET AL. V. CHIRON CORPORATION ET AL., Case Action No. 744522-2). Plaintiff seeks injunctive and declaratory relief, an accounting, costs and disbursements, including attorneys' and experts' fees, and other relief. The defendants intend to defend vigorously these matters.

    SCRIPPS CLINIC ET AL. V. CHIRON CORPORATION. The Company is defending a lawsuit filed on November 8, 1983, by the Scripps Clinic and Research Foundation and Revlon, Inc., in the United States District Court for the Northern District of California alleging that Chiron's research program to synthesize a protein associated with human blood clotting ("Factor VIII:C") through genetic engineering techniques infringes plaintiff's rights under a patent for purified Factor VIII:C. The suit seeks an injunction against further infringement, an accounting, compensatory damages of at least $10 million and punitive damages in the same amount. After the trial court granted summary judgment in favor of Chiron, the plaintiffs appealed. The United States Court of Appeals for the Federal Circuit reversed the trial court, finding that summary judgment was not appropriate and directing that a number of issues be tried, including the issues of inequitable conduct on the part of Scripps, patent validity and patent infringement. No trial date has yet been set and it is unclear when a date will be set. Chiron intends to vigorously assert its defenses at trial.

    ALLERGAN MEDICAL OPTICS V. CHIRON CORPORATION. On December 8, 1992, Allergan Medical Optics filed a lawsuit in the United States District Court for the Central District of California against Chiron and Chiron IntraOptics (now Chiron Vision). The complaint alleges that Chiron Vision's mechanical inserter used to place the Chiron foldable intraocular lens in the eye during cataract surgery infringes a patent licensed exclusively to Allergan. Allergan is seeking an injunction against sales of the inserter, damages in an unspecified amount, and attorneys' fees. Discovery in the case has commenced. The Company believes that it has substantial defenses based, among other things, upon invalidity of the patent in suit. The Company continues to distribute the allegedly infringing inserter and therefore continues to be exposed to damages in the event that Allergan prevails. Cross motions for summary judgments have been denied. A bifurcated trial is expected to begin in 1995, trying first

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1994

NOTE 11 -- LEGAL PROCEEDINGS (CONTINUED) certain issues of ownership and rights under license from Allergan to Staar Surgical Co. and through Staar to Chiron, and then issues of infringement and invalidity. The Company believes it has rights of indemnity from Staar with respect to certain damages that may be awarded against it.

NOTE 12 -- QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                       1994
                                                                 ------------------------------------------------
                                                                   DEC. 31     SEPT. 30      JUNE 30     MAR. 31
                                                                 -----------  -----------  -----------  ---------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.......................................................  $   134,280  $   128,207  $   100,111  $  91,381
Gross margin...................................................       46,918       45,476       31,603     23,760
Net income (loss)..............................................       (4,169)      12,567        5,110      4,817
Net income (loss) per share....................................        (0.13)        0.37         0.15       0.14

                                                                                       1993
                                                                 ------------------------------------------------
                                                                   DEC. 31     SEPT. 30      JUNE 30     MAR. 31
                                                                 -----------  -----------  -----------  ---------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.......................................................  $    93,331  $    78,392  $    76,767  $  69,045
Gross margin...................................................       28,350       19,112       16,540     15,407
Net income.....................................................        5,538        4,946        5,383      2,517
Net income per share...........................................         0.16         0.15         0.16       0.08

    The Company believes that quarterly results are not necessarily indicative of results for a full year; therefore, the Company should be evaluated on the basis of annual financial information.

    As discussed in Note 4, the fourth quarter of 1994 included a charge to earnings of $11.6 million to write-down the carrying value of investments in marketable equity securities of Viagene and Cephalon.

NOTE 13 -- SUBSEQUENT EVENTS (UNAUDITED)
    In addition to the agreements reached with Ciba which became effective January 1, 1995 (Note 2), on March 6, 1995, the Company's Chiron Vision subsidiary reached an agreement to purchase the ophthalmic surgical division of IOLAB, a Johnson & Johnson company. Chiron's acquisition of IOLAB will be accounted for as a purchase. The acquisition is expected to be completed by March 31, 1995. Accordingly, the approximate $95 million cash purchase price will be allocated to the net assets of IOLAB. In accordance with generally accepted accounting principles, the amount of the purchase price allocated to in-process technology will be expensed in the first quarter of 1995. Also, the Company expects to record additional charges for restructuring and reorganization costs associated with the integration of Chiron Vision and IOLAB.

                               CHIRON CORPORATION
                          MARKET PRICE OF COMMON STOCK

    The common stock of Chiron Corporation is traded in the NASDAQ National Market System under the symbol CHIR. As of December 31, 1994, there were 8,988 holders of record of Chiron common stock and 1,029 remaining holders of record of Cetus Corporation common stock. The Company has declared no cash dividends since its inception and does not expect to pay any dividends in the foreseeable future. The quarterly high and low closing sales price of Chiron common stock for 1994 and 1993 are shown below.

                                                                   1994                  1993
                                                           --------------------  --------------------
                                                             HIGH        LOW       HIGH        LOW
                                                           ---------  ---------  ---------  ---------
First Quarter............................................  $  95 1/8  $  65 3/4  $      58  $  45 5/8
Second Quarter...........................................     69 1/4     54 1/2     64 1/4     41 1/8
Third Quarter............................................    73 5/16     51 7/8     74 7/8     58 3/8
Fourth Quarter...........................................     80 1/2     57 3/4     85 1/2     75 3/4