Form 10-K, Exhibit 13
period 1995-12-31
CHIRON CORP
filed 1996-03-28
CIK 706539

                               CHIRON CORPORATION
                       CONSOLIDATED FINANCIAL STATEMENTS

Management's Discussion and Analysis..................................           1
Consolidated Financial Statements.....................................          13
Notes to Consolidated Financial Statements............................          18
Report of Independent Auditors........................................          48
Market Price of Common Stock..........................................          49

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    THE DISCUSSION BELOW CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES RELATING TO THE FUTURE FINANCIAL PERFORMANCE OF CHIRON CORPORATION (THE "COMPANY" OR "CHIRON"), AND ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, STOCKHOLDERS AND INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED UNDER THE CAPTION "FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS" WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

    Chiron is a diversified, science-driven healthcare company that applies biotechnology and other techniques of modern biology and chemistry to develop, produce and sell products intended to improve the quality of life by diagnosing, preventing and treating human disease. Chiron participates in four human healthcare markets: (i) diagnostics, including blood screening tests, automated immunodiagnostic systems, critical blood analyte systems and new quantitative probe tests; (ii) therapeutics, with an emphasis on oncology, serious infectious diseases and critical care diseases; (iii) adult and pediatric vaccines, including vaccines under development and a genetically engineered acellular pertussis vaccine, currently on the market in Italy and for which clinical trials have been completed in the United States and Europe; and (iv) ophthalmic surgical products, including instruments and devices used for the surgical correction of vision and an intraocular implant to deliver drugs into the eye. Chiron also develops or acquires new technologies, employing these technologies to discover new products for the Company or for its partners. For example, Chiron is developing a new generation of chemical therapeutics through advanced techniques of drug design and discovery and is conducting an active program in gene therapy.

ACQUISITIONS

    As discussed further in Note 2 of Notes to Consolidated Financial Statements, effective January 1, 1995, under a series of agreements between Chiron and Ciba-Geigy Limited of Basel, Switzerland ("Ciba"), including an investment agreement, a cooperation and collaboration agreement and a governance agreement (collectively the "Agreements"), Ciba obtained a 49.9 percent ownership interest in Chiron common stock (now approximately 47 percent). At the same time, Chiron acquired all of the outstanding common stock of Ciba Corning Diagnostics Corp. ("CCD") and Ciba's interests in Chiron Biocine Company (formerly The Biocine Company) and Biocine S.p.A. (through JV Vax B.V., a Netherlands company), in exchange for 6.6 million newly-issued Chiron common shares and a cash payment of $23.5 million. The acquisitions of CCD and Ciba's interests in Chiron Biocine Company and Biocine S.p.A. were accounted for under the purchase method of accounting and resulted in a $222.9 million charge against earnings for purchased in-process technology. The results of operations of CCD, Biocine S.p.A. and Chiron Biocine Company are included in Chiron's consolidated operating results from January 1, 1995, forward. Chiron's share of the operating results of Biocine S.p.A. and Chiron Biocine Company were included in the Company's 1994 and 1993 operating results under the equity method of accounting.

    In connection with the Agreements, Ciba agreed to guarantee $425 million of new debt for Chiron and agreed to provide $250 million (which may be increased up to $300 million subject to certain reductions in the debt guarantee) over five years in support of research at Chiron, and Chiron has the option of issuing up to $500 million of new equity to Ciba.

    During 1995, Chiron and Ciba entered into a limited liability company agreement to utilize research funding provided by Ciba, as discussed above. Under the terms of the agreement, Ciba will fund from time to time through December 31, 1999, at Chiron's request, research and development costs for adult vaccines, pediatric vaccines and insulin-like growth factor-1. Annual funding amounts are subject to certain limitations. In return, Ciba will receive an interest in a stream of variable royalties from future worldwide sales of certain adult vaccines, certain pediatric vaccines and insulin-like growth factor-1. Royalties will be paid for a minimum period of ten years, subject to an extension under certain conditions, following the later of October 1, 2001, or the date of the first commercial sale of individual products covered by the agreement. In addition, Ciba will also receive an interest in promotional rights, in countries other than in North America and Europe, for certain adult vaccines.

    Under the terms of the agreement Chiron was granted an option through December 31, 2001, to repurchase Ciba's interest, at cost plus an agreed-upon return. In addition, if Chiron chooses to exercise the option, Ciba will receive an option to acquire exclusive marketing rights, in countries other than those in North America and Europe, with respect to certain adult vaccines in countries in which Ciba has exercised its co-promotion rights. Pursuant to the agreement, Chiron received $27 million of funding from Ciba during 1995, which was recorded as collaborative agreement revenues. Chiron anticipates receiving substantial additional funding from Ciba in future periods, pursuant to the terms of the agreements.

    As discussed further in Note 2 of Notes to Consolidated Financial Statements, on March 31, 1995, Chiron Vision acquired the surgical division of IOLAB from Johnson & Johnson for approximately $95 million. The acquisition was accounted for under the purchase method of accounting, and resulted in a $10.3 million charge against earnings for purchased in-process technology. The Company recorded additional charges for restructuring and integration-related expenses totaling $16.9 million. IOLAB's results of operations are included in Chiron's consolidated operating results from March 31, 1995, forward.

    As discussed further in Note 2 of Notes to Consolidated Financial Statements, on September 29, 1995, Chiron acquired all the outstanding common stock of Viagene, Inc. ("Viagene") in exchange for approximately $35.5 million in cash and 916,000 shares of Chiron common stock. Additionally, on September 29, 1995, unexercised options to purchase Viagene common stock were converted into options to purchase approximately 132,000 shares of Chiron common stock. The acquisition was accounted for under the purchase method of accounting and resulted in an approximately $130.3 million charge against earnings for purchased in-process technology. Viagene's results of operations are included in Chiron's consolidated operating results from September 29, 1995, forward. Prior to September 29, 1995, Chiron accounted for its interest in Viagene at fair value as a marketable equity investment.

RESULTS OF OPERATIONS

    REVENUES

    The Company's revenues are derived from a variety of sources, including product sales, joint business arrangements, collaborative agreements and product royalty agreements. Product sales, Chiron's largest revenue category, consists of the following product lines in the human healthcare industry for each of the three years ended December 31:

                                                                           1995         1994         1993
                                                                        -----------  -----------  -----------
                                                                                   (IN THOUSANDS)
Diagnostic products...................................................  $   541,113  $    21,678  $    13,704
Ophthalmic products...................................................      176,951      106,062       82,129
Vaccine products......................................................       74,885           --           --
Betaseron-Registered Trademark-.......................................       67,666      100,121       11,774
Oncology products.....................................................       58,042       43,254       38,417
Other products........................................................        4,196        4,851        1,869
                                                                        -----------  -----------  -----------
                                                                        $   922,853  $   275,966  $   147,893
                                                                        -----------  -----------  -----------
                                                                        -----------  -----------  -----------

    As a result of the January 1995 acquisition of CCD, diagnostic product sales now represent the largest component of product sales. For 1995, CCD added $510.1 million of new revenues to Chiron's operating results. CCD's product sales for 1994 and 1993, which are not included in Chiron's results, were $455.7 million and $423.1 million, respectively. CCD product sales include direct sales and sales-type leases of fully-automated random-access immunodiagnostic (ACS-TM-) testing systems and reagents for these systems, as well as sales of critical blood analyte systems (CBA-TM-), clinical chemistry products and manual immunodiagnostic systems. Sales of diagnostic systems often include the sale of service and maintenance contracts. Revenue from these contracts is included in product sales revenue and is recognized ratably over the life of the contracts. Both of CCD's major product lines, immunodiagnostic systems and CBA systems, have continued to increase between years due to increased market penetration, particularly in international markets, ongoing menu expansion of existing ACS systems and the introduction in 1995 of a new CBA system product line (the 800 Series-TM-). Product sales for CCD would have been approximately $17.8 million lower in 1995 if foreign currency exchange rates had remained the same as in 1994.

    Diagnostic product sales also include sales of nucleic acid probe products and instrumentation and sales of antigens and RIBA-Registered Trademark- tests. Nucleic acid probe products accounted for substantially all of the increase in this category of revenue in 1994 over 1993 as Chiron began marketing these products for research use in early 1993. Nucleic acid probe products are sold at cost to Daiichi Pure Chemical Co., Ltd. ("Daiichi"), which markets the product in Japan and pays Chiron a royalty based upon its sales of the product. Nucleic acid probe products are also sold by Chiron on a Research Use Only basis in the United States and Europe. Antigens and RIBA-Registered Trademark- test kits are sold at cost to Ortho Diagnostic Systems, Inc. ("Ortho"), Chiron's partner in a joint diagnostic business.

    Sales of ophthalmic products continued to increase between years due to the impact of the May 1994 acquisition of Laboratoires Domilens S.A. ("Domilens"), the March 1995 acquisition of the surgical division of IOLAB and increased sales of products incorporating foldable lens technology. Domilens contributed $26.1 million and $13.3 million of product sales for the years ended December 31, 1995 and 1994, respectively. The net impact of the acquisition of IOLAB and Domilens and a change in the marketplace favoring foldable lens technology-based products resulted in increased sales of $70.9 million in 1995. Sales of refractive surgery products in 1995 were substantially consistent with that of 1994. The impact of the Domilens acquisition and expanded sales of excimer lasers and corneal shapers in 1994 resulted in product sales growth of $23.9 million over 1993.

    Prior to Chiron's acquisition of Ciba's interest in Biocine S.p.A. on January 1, 1995, the Company's share of the operating results of Biocine S.p.A. were included as joint business revenues. Subsequent to January 1, 1995, Biocine S.p.A. is consolidated as a wholly-owned subsidiary of Chiron with its vaccine sales reflected as a component of total product sales. Vaccine product sales consist of sales of pediatric and adult vaccines primarily in Italy and to public health organizations. Biocine S.p.A.'s vaccine products include Acelluvax-Registered Trademark-, a recombinant acellular pertussis vaccine; Agrippal-Registered Trademark-, a flu vaccine; and Polioral-TM-, an oral polio vaccine. Sales of Biocine S.p.A.'s flu vaccine are seasonal, with strong sales generally occurring during the pre-flu season in the fourth quarter of the year. Biocine S.p.A.'s product sales for 1994 and 1993, which are not included in Chiron's results, were $56.7 million and $45.8 million, respectively. The increase in Biocine S.p.A.'s vaccine product sales between 1995 and 1994 and between 1994 and 1993 are due to increasing sales of Acelluvax-Registered Trademark- and Polioral-TM- between each respective period.

    Under the terms of a development and supply agreement with Schering AG, Germany ("Schering"), and its U.S. affiliate, Berlex Laboratories, Inc. ("Berlex"), Chiron manufactures Betaseron-Registered Trademark- for Berlex. Through December 31, 1994, Chiron manufactured Betaseron-Registered Trademark-under the terms of an amended development and supply agreement whereby the Company received payment for the product upon shipment to Berlex. Effective January 1, 1995, Chiron exercised its option to revert to the terms of the original Betaseron-Registered Trademark- supply agreement. Under those original terms, Chiron earns a partial payment for Betaseron-Registered Trademark- upon shipment to Berlex and a subsequent payment for Betaseron-Registered Trademark-upon Berlex's net sales of the product.

    Because adequate inventory levels had previously been built by Berlex, Chiron did not ship any commercial-use vials during the first quarter of 1995. The combined impact in 1995 of the reversion to the terms of the original supply agreement and a six percent reduction in volumes shipped to Berlex resulted in a decrease in Betaseron-Registered Trademark- revenues from 1994 to 1995. Future levels of Chiron's Betaseron-Registered Trademark- shipments will depend upon the rate at which new patients are enrolled from existing and future markets, the extent to which patients, once enrolled, remain compliant with the prescribed treatment regimen and continue to regularly receive Betaseron-Registered Trademark-, and the timing of approval and market launch of competing products, including another beta interferon product.

    Betaseron-Registered Trademark- product sales increased in 1994 over that of 1993 as 1994 was the first full year of commercial shipments of Betaseron-Registered Trademark- and as Berlex continued to build product inventories sufficient to supply all of the patients on the initial enrollment list.

    Sales of oncology products, principally Proleukin-Registered Trademark-, increased between 1994 and 1995 due to an increase in
Proleukin-Registered Trademark- quantities sold of 23 percent and 24 percent, respectively, in the European and domestic markets, as well as an increase of 14 percent and three percent, respectively, in average net unit selling prices in the European and domestic markets. Oncology product sales increased from 1993 to 1994 as vials of Proleukin-Registered Trademark- sold increased by 11 percent and 13 percent, respectively, in the European and domestic markets. Proleukin-Registered Trademark- net unit sales prices increased by nine percent in Europe but remained constant between 1994 and 1993 in the domestic market.

    The Company markets many of its commercial products internationally. As a result, product revenues in almost all product lines are affected by fluctuating foreign currency exchange rates. Foreign product sales were approximately $519.4 million, $71.6 million and $47.0 million for the years ended December 31, 1995, 1994 and 1993, respectively. International sales of diagnostic products by CCD and vaccine sales by Biocine S.p.A. accounted for substantially all of the increase in foreign product sales from 1994 to 1995. Product sales would have been approximately $26.1 million lower in 1995 if currency exchange rates had remained the same as in 1994. In 1994, product sales would have been lower by approximately $1.1 million if currency exchange rates had remained the same as in 1993. For the year ended December 31, 1995, approximately 56 percent of Chiron's product sales were denominated in foreign currencies. For the years ended December 31, 1994 and 1993, approximately 26 percent and 32 percent, respectively, of Chiron's product sales were denominated in foreign currencies. Therefore, changing currency exchange rates have had, and will continue to have, an impact on Chiron's results. The Company's other revenues, discussed below, are largely denominated in U.S. dollars.

    An important source of Chiron's revenues arises from its equity in the earnings of unconsolidated joint businesses. As of December 31, 1995, Chiron owned a 50 percent equity interest in two joint businesses: a joint diagnostic business with Ortho and a generic cancer chemotherapeutics business with Ben Venue Laboratories, Inc. Chiron's one-half interest in the pretax operating earnings of its joint diagnostic business with Ortho represents the largest component of joint business revenues. These revenues are recorded by Chiron on a one-month lag based upon estimates supplied by Ortho and are subject to a final annual accounting during the first quarter of the subsequent year. While Chiron and Ortho believe that these estimates reasonably portray the results of the joint business, there can be no assurance that subsequent adjustment will not be required. Chiron recorded joint diagnostic business revenues of $76.9 million, $74.3 million, and $77.1 million for the years ended December 31, 1995, 1994 and 1993, respectively. Revenue amounts include a nominal amount recognized in 1995 and 1994 as a result of the final 1994 and 1993 accounting respectively, and $6.6 million recognized in 1993 as a result of the final 1992 accounting. The Company anticipates that adjustments arising from the final 1995 accounting will not be significant. Excluding the impact of these prior adjustments, Chiron's share of the profits of the joint business has increased slightly throughout the three-year period ended December 31, 1995.

    Approximately 78 percent of the sales of the Chiron-Ortho joint business arise from sales of hepatitis C virus ("HCV") tests. The joint business also receives a royalty from Abbott Laboratories ("Abbott") for Abbott's sales of HCV tests, which use the Chiron technology and which compete directly with tests marketed by Ortho.

    During 1994, the American Red Cross ("Red Cross") renegotiated a contract with the Chiron-Ortho joint business which resulted in a lower selling price on HCV tests. During 1995, the revenues of the joint business continued to be negatively impacted by lower product margins resulting from the renegotiated contract. Revenues were also negatively impacted as a result of changes in the product mix whereby the proportion of higher margin HCV tests sold relative to other lower-margin products decreased in 1995 as compared to 1994. Joint business profits were also impacted by increased research and development spending due to the ongoing development of new products and costs incurred to increase market share in certain foreign markets. The impact on joint business profits from reduced margins and additional research and development spending was offset by increased royalty revenues and by the Company's share of a legal settlement received from a competitor regarding certain European HCV patents. During 1994, the revenues of the joint business were negatively impacted, when compared to 1993, by the renegotiated supply contract with the Red Cross and expiring supply contracts with members of the Council of Community Blood Centers.

    As noted previously, prior to January 1, 1995, the Company's share of Biocine S.p.A.'s profits were included as joint business revenue. In 1994, Chiron and Ciba entered into a settlement agreement with the former owner of Biocine S.p.A. regarding a dispute over representations made in connection with the acquisition of Biocine S.p.A. Included in joint business results for 1994 was approximately $4.8 million representing Chiron's share of this settlement. Without the impact of the settlement, Chiron's joint business revenue from Biocine S.p.A. for 1994 was $2.5 million and, for 1993, was not significant. The increase in revenue from 1993 to 1994 was due primarily to increased sales from a new pertussis vaccine and reduced reserves for the return of unused flu vaccine.

    Results for Chiron's equity interest in the generic cancer chemotherapeutics business were not significant in any of the years in the three-year period ended December 31, 1995.

    Collaborative  agreement  revenue  consists of  fees  received  for research services as they are performed, fees received for completed research or technology, fees received upon attainment of benchmarks specified in the related research agreements, and proceeds of sales of biological materials to research partners for clinical and preclinical testing. Collaborative agreement revenues decreased from 1994 to 1995 due to the January 1, 1995, acquisition of Ciba's interest in Chiron Biocine Company. Prior to the acquisition, Chiron received reimbursement for its vaccine research expenses from Chiron Biocine Company and recorded such reimbursement as collaborative agreement revenue. After the acquisition, Chiron Biocine Company became a wholly-owned subsidiary of Chiron and thus no longer provides research revenues to Chiron. For the years ended December 31, 1994 and 1993, the Company recognized revenues of $40.9 million and $35.4 million, respectively, from Chiron Biocine Company. Further contributing to the decrease in revenues in 1995 was the completion of a nucleic acid probe development program with Daiichi and a payment received as reimbursement from a collaborative research partner, each of which provided 1994 revenues of $3.0 million. Offsetting these decreases was $27.0 million of research funding received from Ciba under the terms of a limited liability company agreement, as discussed previously. Also included as collaborative agreement revenues in 1995 was $5.5 million received from Ciba for non-exclusive access to Chiron's combinatorial chemistry techniques. Collaborative agreement revenues decreased slightly from 1993 to 1994.

    Other revenues consist principally of product royalties, government grants and sales fees earned by the Company for sales and marketing services rendered on behalf of its generic chemotherapeutics joint venture and on behalf of Ciba-Geigy. Royalty revenue, the largest component of other revenues, increased from $14.8 million and $17.1 million in 1993 and 1994, respectively, to $22.5 million in 1995.

In both years, this increase was largely due to increased sales of recombinant human insulin and Japanese nucleic probe products. Other revenues also increased in 1995 due to sales fees received from Ciba for sales of Aredia-Registered Trademark-, for which Chiron began earning sales fee revenue in late 1994, and nucleic probes reference laboratory service revenues which contributed additional revenues of $4.2 million and $2.9 million, respectively, in 1995.

    COSTS AND EXPENSES

    Cost of sales increased consistent with the increase in product sales between years. Gross profit margins increased from 54 percent in both 1993 and 1994, respectively, to 55 percent in 1995. The gross profit margin was affected negatively throughout 1995 as a result of a reversion to the original Betaseron-Registered Trademark- supply agreement, discussed previously, and additional operating expenses associated with the Company's Puerto Rico manufacturing facility which was idled during 1995. Offsetting this downward pressure was the addition of CCD's and Biocine S.p.A.'s higher margin product sales in 1995. Gross margin percentages may fluctuate significantly in future periods as the Company's product mix continues to evolve and as the costs of new facilities are included in cost of goods sold.

    Research and development expenses increased significantly between 1994 and 1995, largely due to the acquisitions of CCD and Biocine S.p.A. CCD and Biocine S.p.A. added $71.3 million and $25.1 million, respectively, in research and development expenses for 1995. For the years ended 1994 and 1993, CCD and Biocine S.p.A. incurred research and development costs of $61.5 million and $9.2 million, and $62.0 million and $6.3 million, respectively, which are not included in Chiron's results. Research and development activities at CCD consist primarily of product development of new clinical diagnostic testing systems or extensions of test menus on existing systems. Also included is the development of quality control products and the development of data management software to be used within a diagnostic testing system, or between the system and a customer's laboratory information system. Research and development activities at Biocine S.p.A. consist of development of new pediatric and adult vaccines as well as efforts to obtain regulatory approvals of certain vaccines in the United States and Europe. Adjusting for the impact of the acquisition of CCD and Biocine S.p.A., Chiron's research and development expenses increased as the Company's products in development continue to move towards commercialization, and as the Company entered into a number of collaborative arrangements with other pharmaceutical and biotechnology companies for the research, development and marketing of certain technologies and products. As part of these collaborative arrangements, Chiron has made various investments in the equity securities of the collaborative partners and, in some cases, agreed to provide specified levels of funding to the collaboration. As discussed further in Note 4 of Notes to Consolidated Financial Statements, new collaborative arrangements entered into by Chiron during 1995 include the following:

    - In March 1995, the Company reached an agreement with Progenitor, Inc. ("Progenitor"), a subsidiary of Interneuron Pharmaceuticals, Inc., to collaborate in the development and commercialization of therapeutic and vaccine products incorporating Progenitor's proprietary gene therapy technology. Under the agreement, Chiron received a license to Progenitor's nonviral gene expression system for use in the development of products for the treatment of certain cancers and cardiovascular disorders, development of infectious disease vaccines and for development of certain other gene therapy products. Chiron will have the right to manufacture and market any resulting products of the collaboration. In return for the license and other rights, Chiron made certain financial commitments to Progenitor. In addition, Progenitor will receive a royalty from any commercial sales of products resulting from the collaboration.

    - In  March  1995,   the  Company   reached  an   agreement  with   Genelabs
      Technologies, Inc. ("Genelabs"), whereby Chiron and Genelabs cross-licensed certain rights to HCV, hepatitis G virus ("HGV"), human T-cell leukemia virus -- I ("HTLV-I") and human T-cell leukemia virus -- II ("HTLV-II") diagnostic tests. Under the agreement, Chiron acquired certain rights to develop and market diagnostic products for the detection of HGV, HTLV-I and HTLV-II. In return, Genelabs acquired development and marketing rights in Asia, except Japan, for certain products incorporating Chiron's HCV technology. Ortho, Chiron's joint diagnostic business partner, has agreed to participate as Chiron's equal partner in the collaboration with Genelabs and, therefore, will share equally in all payments under the agreement, including equity investments.

    - In March 1995, the Company reached an agreement with New York University ("NYU") under which Chiron acquired rights to optical mapping technology for use by Chiron and its sublicensee, Ciba, in the development of diagnostics, therapeutics and vaccines. Chiron also acquired the right to commercialize a potential optical mapping instrument. In exchange for these rights, Chiron and Ciba made certain financial commitments to NYU.

    Also included in 1995 are payments totaling $25.3 million related to the funding of certain collaboration expenses and the purchase of additional program rights from Cephalon, Inc., an existing collaboration partner.

    Expenditures were also incurred during 1995 relating to ongoing collaboration efforts entered into during prior years. During 1995, $8.8 million was paid pursuant to a collaboration with G.D. Searle & Co. ("Searle") for the development and marketing of Tissue Factor Pathway Inhibitor ("TFPI") products; $3.5 million of research and development expense was recognized pursuant to a collaboration for the development and marketing of products incorporating certain drug delivery technologies developed by DepoTech Corporation; and a $1.5 million payment was made pursuant to a collaboration with CytoMed, Inc. ("CytoMed") for the research, development and marketing of complement inhibitors with therapeutic and diagnostic applications. Additionally, as discussed previously, Chiron Viagene was acquired by the Company at the end of the third quarter of 1995. Chiron Viagene is engaged in the discovery and development of gene transfer drugs for the treatment of severe viral infections, cancers and other diseases and added an additional $6.0 million of research and development expense during 1995.

    These new or continuing collaborations and program rights payments discussed above contributed an additional $56.0 million to research and development expense in 1995. The Company also increased spending at Chiron Vision by $6.2 million over that of 1994 due to a general increase in costs resulting from the acquisition of IOLAB and inclusion of a full year of research and development activity at Domilens. In addition, research and development expenses increased due to higher levels of spending on the development of certain phacoemulsification products and greater clinical activity for certain other products. In 1996, the Company expects that research and development expense will increase over prior years, as Chiron continues to incur expenses in its collaborations, including those discussed above, and as Chiron expands its diagnostics, vaccines, therapeutics and ophthalmics clinical trials. Product development, manufacturing start-up, and regulatory expenses will also increase in future periods as Chiron anticipates manufacturing and marketing additional products.

    Between 1994 and 1993, research and development expenses increased as the Company entered into collaboration arrangements and incurred costs to move products in development towards commercialization. New collaboration agreements in 1994 resulting in increased research and development expense over 1993 included the following:

    - Chiron and CytoMed entered into a collaboration agreement for the research, development and marketing of complement inhibitors with therapeutic and diagnostic applications. Chiron agreed to make certain milestone payments and to reimburse CytoMed for a portion of its research and development expense during 1995 and 1996. Additionally, Chiron invested $1.3 million in CytoMed capital stock and warrants which was expensed in 1994.

    - Chiron and Searle entered into a collaboration agreement for the research, development and marketing of TFPI products. Chiron made a $3.5 million payment to Searle and agreed to fund its own collaboration-related expenses through 1994. In 1994, Chiron's research and development expenses related to this collaboration totaled approximately $6.5 million.

    These collaborations, among others, added approximately $9.1 million of research and development expenses in 1994. Spending in the vaccines program increased by approximately $11.2 million over 1993 due to clinical trial and manufacturing expenses for vaccines then in development. Additionally, the Company purchased an option from Johnson & Johnson to participate in a home HIV testing business, of which $5.8 million was expensed in 1994.

    Selling, general and administrative expenses ("SG&A expenses") increased significantly from 1994 to 1995 primarily due to the impact of the acquisition of CCD and Biocine S.p.A. CCD and Biocine S.p.A. added $179.5 million and $18.2 million, respectively, in SG&A expenses in 1995. For the years ended 1994 and 1993, CCD and Biocine S.p.A. incurred SG&A expenses of $157.8 million and $21.8 million, and $149.4 million and $18.7 million, respectively, which are not included in Chiron's results. SG&A expenses in the ophthalmic business were higher in 1995 due to the acquisition of IOLAB and increased costs related to the ophthalmic sales force, resulting from the integration of Chiron Vision's operations with IOLAB. Selling and marketing expenses represent the largest portion of total SG&A expenses in all periods as Chiron devoted significant resources to support sales volumes in the diagnostics, ophthalmics, therapeutics and vaccines product lines. SG&A expenses increased between 1993 and 1994 due to the acquisition of Domilens, which added $5.8 million of SG&A expenses in 1994, and higher legal costs associated with Chiron's defense of HCV patents.

    The write-off of purchased in-process technology consists of $222.9 million for the acquisitions of CCD, Biocine S.p.A. and Chiron Biocine Company, $130.3 million for the acquisition of Viagene and $10.3 million for the acquisition of IOLAB. Also included was $1.8 million related to the acquisition of an additional interest in a subsidiary of Chiron Vision. The fair value of the net assets acquired in the acquisitions of CCD, Biocine S.p.A., Chiron Biocine Company and IOLAB, including in-process technology, were estimated based on independent valuations of the acquired net assets. The fair value of the net assets acquired in the Viagene acquisition were determined to be equal to book value as Viagene was an early-stage company with no intangible assets other than in-process technology. Amounts allocated to base technology for CCD, Biocine S.p.A. and IOLAB were $21.6 million, $6.6 million and $27.0 million, respectively, and are being amortized over periods ranging from 10 to 15 years using the straight-line method. Approximately $11.6 million was allocated to goodwill for IOLAB and is being amortized using the straight-line method over 15 years.

    In 1995, costs related to the Ciba transaction consist primarily of employee payments and related tax liabilities and legal and investment advisor fees. Under the Agreements reached with Ciba, Ciba reimbursed the Company $24.8 million for a portion of the employee payments and such reimbursement was recorded as a capital contribution.

    Restructuring and reorganization costs in 1995 represent certain accrued costs of integrating the acquired businesses with Chiron's existing businesses, costs related to the idling of the Company's Puerto Rico manufacturing facility and the scaling-back of manufacturing operations at the Company's Amsterdam facility, and costs related to the write-down of duplicate facilities at the Company's Emeryville, California, headquarters. Also included was a charge related to the change in plans to expand the Company's Emeryville research and administrative facilities. Of the $39.1 million in total charges in 1995, approximately $27.1 million related to write-downs of assets, including $8.0 million related to the change in plans for expansion of the Company's research and administrative facilities. The remaining charges of $12.0 million consisted of employee costs of $5.5 million and lease termination and other costs of $6.5 million. The majority of the remaining accrued costs are expected to be paid through 1996.

    Other operating expenses consist primarily of the amortization of purchased technologies and goodwill. The increase in other operating expenses in 1995 over that of 1994 is the result of increased amortization of purchased technologies, goodwill and other intangible assets arising from the 1995 acquisitions of CCD, Biocine S.p.A. and IOLAB. Purchased technology and goodwill arising from these acquisitions are being amortized over periods from 10 to 15 years. Other intangible assets acquired, such as the assigned fair value of customer lists and tradename, are being amortized over periods from 10 to 15 years. Other operating expenses in 1994 are primarily comprised of amortization of purchased technologies. Other operating expenses in 1993 also included a credit of $6.0 million arising from the settlement of a legal dispute.

    OTHER ITEMS

    Other income (expense), net, consists primarily of investment income on the Company's cash and investment balances and interest expense on convertible subordinated debentures, other debt and capital leases. Included in other income (expense), net, in 1995 is additional interest expense of $6.8 million relating to debt acquired as a result of the acquisition of CCD and Biocine S.p.A. and a gain on the sale of land of $3.0 million. Also contributing to the change in other income (expense), net, from 1994 to 1995 is a decrease of $4.0 million in 1995 of interest capitalized on the Company's capital projects. Other income (expense), net, decreased between 1993 and 1994 largely as a result of increased interest expense associated with the Company's convertible subordinated debentures issued in November 1993, and the write-down of certain marketable investments in 1994 whose fluctuation in fair value was deemed to be "other than temporary" under Statement of Financial Accounting Standards No. 115.

    The provision for income taxes in 1995 consists primarily of foreign taxes on certain foreign operations of the Company. The amount of foreign taxes paid by the Company increased in 1995 over 1994 largely due to the acquisition of CCD and Biocine S.p.A., each of which have operations in foreign countries upon which income tax is paid. Contributing to the change in the effective tax rate from 1994 to 1995 is the write-off of purchased in-process technologies in 1995, substantially all of which is not deductible for income tax purposes and thus does not create a tax benefit in 1995. The effective tax rate increased from 1993 to 1994 due to federal net operating loss benefits which were substantially depleted in 1993. Also contributing to the increase in the effective tax rate in 1994 over 1993 was the write-down of certain marketable investments in 1994 which did not create a corresponding tax benefit.

LIQUIDITY AND CAPITAL RESOURCES

    Chiron's capital requirements are funded from public and private sales of equity and convertible debt and cash provided by operations. In addition to these sources of capital, future capital requirements may be financed through a combination of debt, utilization of funding from Ciba, possible off-balance-sheet financing (such as R&D limited partnerships and operating leases), cash generated from operations and the use of existing cash and investment balances. Until required for operations, Chiron's policy is to keep its cash and investments in a diversified portfolio of investment grade financial instruments, including money market instruments, corporate notes and bonds, government or government agency securities, or other debt securities. By policy, the amount of credit exposure to any one institution is limited. These investments are generally not collateralized and primarily mature within three years. Investments with maturities in excess of one year are presented on the balance sheet as noncurrent investments. To the extent that Chiron has balance sheet exposure resulting from completed transactions denominated in a foreign currency, the Company's policy is to mitigate exposure to exchange rate changes by entering into forward currency contracts. These contracts are settled quarterly. At December 31, 1995, the Company had outstanding forward currency contracts totaling approximately $65.1 million. In addition, although there were no amounts outstanding at December 31, 1995, the Company has commenced a program, consisting of purchased average rate options, designed to reduce the impact of fluctuating foreign currency exchange rates on the results of anticipated transactions.

    In 1993, Chiron began a major manufacturing expansion designed to meet the projected demand for products recently approved or that are in the late stages of development. The Company has expanded its production capability for Betaseron-Registered Trademark- by improving its production facilities in Emeryville, California, The Netherlands and through the purchase and subsequent investments in a pharmaceutical fill and finishing facility in Puerto Rico. Additionally, Chiron is expanding its vaccine production facilities in Italy and has completed the construction of a facility in Vacaville, California, for use in growth factor production and has completed a remodeling effort in a facility in St. Louis, Missouri. The Company has also completed the construction of additional administration, research and development, and production facilities for its diagnostic systems products in Walpole, Massachusetts. The majority of Chiron's capital expenditures of $101.1 million in 1995 related to the manufacturing expansion activities discussed above.

    In 1995, the Company decided to idle its Puerto Rico facility and scale-back the manufacturing operations at the Company's Amsterdam facility. This decision was based on the belief that current demand for Betaseron-Registered Trademark-can be adequately supplied with the expanded manufacturing capability at the Company's Emeryville, California, facility. Full utilization of the additional Betaseron-Registered Trademark- manufacturing capability will require a significant increase in product demand. If this substantial increase does not occur, a significant portion of Betaseron-Registered Trademark- manufacturing capability will be underutilized. Chiron is considering alternative options concerning the Puerto Rico facility, including manufacturing other products in that facility. The facility in Amsterdam is currently being used for production of bacterial vaccines, production of clinical grade materials and as a pilot plant for process development.

    In future periods, Chiron expects that substantial capital spending will continue as the Company begins expansion of its administrative, research and development facilities in Emeryville. This expansion is projected to occur in stages over the next thirty years. The Company anticipates entering into leasing arrangements which will provide third-party funding for a significant portion of the expansion.

    Chiron's liquidity may be further impacted in future periods by its decision to fund its share of expenses in certain of its joint ventures and collaboration arrangements. Over the next several years, Chiron anticipates funding collaborations with a number of its research partners, and may make additional equity investments in collaborative partners.

    During the year ended December 31, 1995, cash and cash equivalents decreased by approximately $10.6 million. Of this amount, approximately $34.0 million was used in the Company's operating activities, compared to $15.2 million provided by operating activities in 1994. In 1993, operating activities provided cash of approximately $15.4 million.

    Investing activities consumed cash of $43.1 million in 1995, versus $107.4 million and $140.3 million in 1994 and 1993, respectively, largely in support of continued capital expansion and the acquisitions of IOLAB and Viagene. Chiron received $14.2 million, net of cash paid, in its acquisition of CCD, Biocine S.p.A. and Chiron Biocine Company. Net of cash acquired, Chiron expended $95.0 million and $28.6 million, respectively, to acquire IOLAB and Viagene. Capital expenditures on plant and equipment were $101.1 million during 1995, versus $105.7 million and $115.2 million in 1994 and 1993, respectively. Cash provided by financing activities of $66.6 million in 1995 largely reflects cash proceeds of $24.8 million received from Ciba as a capital contribution pursuant to the Agreements, as discussed previously, as well as $31.6 million and $9.0 million, respectively, received from the exercise of stock options and for issuance of stock under the Company's employee stock purchase plan.

    Chiron believes that its cash and cash equivalents and short and long-term investments, together with funds provided by operations and the funding arrangements discussed above will be sufficient to meet its cash requirements during the upcoming twelve months and through the foreseeable future.

SUBSEQUENT EVENT

    On February 17, 1996, Chiron and Behringwerke AG, a subsidiary of Hoechst AG, reached an agreement whereby Chiron will purchase a 49 percent interest in the human vaccine business of Behringwerke AG for Deutsche mark 171.5 million in cash. Under the terms of the agreement, Chiron has an option to purchase the remaining 51 percent interest in March 1998, 1999, 2000 or 2001 and Behringwerke AG has the option to have Chiron acquire the remaining 51 percent interest in March 2001. During the period of mutual ownership, Chiron and Behringwerke AG will operate the vaccine business as a joint venture. Chiron will report its share of the joint venture's results as equity in earnings of unconsolidated joint businesses. Consummation of the transaction is subject to certain conditions, including regulatory approvals and customary conditions prior to closing.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

    Chiron wishes to caution stockholders and investors that the following important factors, among others, in some cases have affected, and in the future could affect, Chiron's actual results and could cause Chiron's actual consolidated results for the first quarter of 1996, and beyond, to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Chiron. The statements under this caption are intended to serve as cautionary statements within the meaning of the Private Securities Litigation Reform Act of 1995. The following information is not intended to limit in any way the characterization of other statements or information under other captions as cautionary statements for such purpose:

    - Delays, difficulties or failure in obtaining regulatory approval (including approval of its facilities for production) for the Company's products, including delays or difficulties in development because of insufficient proof of safety or efficacy.

    - Inability to maintain or initiate third party arrangements which generate revenues, in the form of license fees, research and development support, royalties and other payments, in return for rights in technology or products under development by the Company.

    - Delays or difficulties in developing and acquiring production technology and technical and managerial personnel to manufacture novel biotechnology products in commercial quantities at reasonable costs and in compliance with applicable quality assurance and environmental regulations and governmental permitting requirements.

    - Difficulties   in  obtaining  key  raw  materials  and  supplies  for  the manufacture of the Company's products.

    - Increased  and  irregular  costs  of  development,  regulatory   approval,
      manufacture, sales, and marketing associated with introduction of products in the late stage of development.

    - Difficulties in launching or marketing the Company's products, many of which are novel products based on biotechnology, and unpredictability of customer acceptance of such products.

    - The ability and willingness of customers to substitute competitive products for the Company's products once other products for similar indications are approved for marketing.

    - Continued flattened growth rate in the Betaseron-Registered Trademark-customer base in the U.S.; the extent to which patients, once enrolled, remain compliant with the prescribed treatment regimen and continue to regularly receive Betaseron-Registered Trademark-; timing, approval and market launch of competing products, including another beta interferon product; pricing, promotional and marketing decisions by the Company's partner, Schering.

    - Continued lower product margins resulting from the Chiron-Ortho joint business' renegotiated contract with the American Red Cross; changes in the product mix whereby the proportion of higher margin HCV tests sold relative to other lower margin products is less; continued increases in research and development spending in order to develop new products and increase market share; introduction of competing tests by unlicensed third parties.

    - Continued or increased pressure to reduce selling prices of the Company's products and possible negative effect on CCD revenues as product mix shifts from manual to automated equipment.

    - Underutilization of the Company's existing or new manufacturing facilities or of any facility expansions, resulting in production inefficiencies and higher costs; start-up costs and inefficiencies and delays and increased depreciation costs in connection with the start of production in new plants and expansions.

    - The   cost  of   acquiring  in-process  technology,   either  by  license,
      collaboration or purchase of another entity.

    - Amount and rate of growth in Chiron's selling, general and administrative expenses; and the impact of unusual or infrequent charges resulting from Chiron's ongoing evaluation of its business strategies and organizational structures, including the continued costs of integration of newly acquired businesses.

    - The acquisition of fixed assets and other assets, including inventories and receivables; and the making or incurring of any expenditures and expenses, including, among others, depreciation and research and development expenses; any revaluation of assets, including, among others, the Company's investments in the equity securities of other companies with whom it collaborates, or related expenses, and the amount of, and any changes to, tax rates.

    - The ability or inability of Chiron to obtain, or hedge against, foreign currency, foreign exchange rates and fluctuations in those rates.

    - The costs and other effects of legal and administrative cases and proceedings (whether civil, such as product-related or environmental, or criminal); settlements and investigations; developments or assertions by or against Chiron relating to intellectual property rights and licenses; the issuance and use of patents and proprietary technology by Chiron and its competitors, including the possible negative effect on the Company's ability to develop, manufacture and sell its products in circumstances where it is unable to obtain licenses to patents which may be required for such products.

    - Failure of corporate partners to commercialize successfully the Company's products or to retain and expand the markets served by the commercial collaborations; conflicts of interest, priorities and commercial strategies which may arise between the Company and such corporate partners.

    - Health care reform and the reimbursement status of newly approved healthcare products.

                               CHIRON CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                     ASSETS

                                                                                              DECEMBER 31,
                                                                                      ----------------------------
                                                                                          1995           1994
                                                                                      -------------  -------------
Current assets:
  Cash and cash equivalents.........................................................  $      74,318  $      84,876
  Short-term investments in marketable debt securities..............................         61,066        137,619
                                                                                      -------------  -------------
    Total cash and short-term investments in marketable debt securities.............        135,384        222,495
  Accounts receivable, net of allowances of $18,524 in 1995 and
   $7,210 in 1994:
    Related parties.................................................................         30,157         42,694
    Unrelated parties...............................................................        255,622         97,782
                                                                                      -------------  -------------
                                                                                            285,779        140,476
  Inventories.......................................................................        165,941         47,592
  Other current assets..............................................................         49,899         23,252
                                                                                      -------------  -------------
    Total current assets............................................................        637,003        433,815
Noncurrent investments in marketable debt securities................................         88,833        171,328
Property, plant, equipment and leasehold improvements, at cost:
  Land and buildings................................................................        208,233         60,930
  Laboratory, production and office equipment.......................................        292,828        140,438
  Leasehold improvements............................................................         95,472         82,145
  Construction in progress..........................................................         62,046         78,998
                                                                                      -------------  -------------
                                                                                            658,579        362,511
  Less accumulated depreciation and amortization....................................       (140,761)       (76,337)
                                                                                      -------------  -------------
    Net property, plant, equipment and leasehold improvements.......................        517,818        286,174
Purchased technology, net of accumulated amortization of $21,508 in 1995 and $13,854
 in 1994............................................................................         80,600         35,878
Other intangible assets, net of accumulated amortization of $27,712 in 1995 and
 $19,731 in 1994....................................................................         71,571         49,925
Investments in equity securities and affiliated companies...........................         54,359         51,425
Other assets........................................................................         40,014         21,197
                                                                                      -------------  -------------
                                                                                      $   1,490,198  $   1,049,742
                                                                                      -------------  -------------
                                                                                      -------------  -------------

                                  (Continued)

          The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                               CHIRON CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                              DECEMBER 31,
                                                                                      ----------------------------
                                                                                          1995           1994
                                                                                      -------------  -------------
Current liabilities:
  Accounts payable..................................................................  $      81,081  $      27,778
  Accrued compensation and related expenses.........................................         56,994         24,010
  Short-term borrowings.............................................................         50,036             --
  Current portion of unearned revenue...............................................         20,838          1,544
  Taxes payable.....................................................................         27,551         10,060
  Payable to The Biocine Company....................................................             --          8,645
  Other current liabilities.........................................................        132,095         47,604
                                                                                      -------------  -------------
    Total current liabilities.......................................................        368,595        119,641
Long-term debt:
  Payable to Ciba...................................................................         62,949          8,729
  Unrelated parties.................................................................        350,299        329,332
                                                                                      -------------  -------------
                                                                                            413,248        338,061
Other noncurrent liabilities........................................................         35,943         19,409
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.01 par value; 5,000,000 shares authorized;
   none outstanding.................................................................             --             --
  Common stock, $0.01 par value; 99,500,000 shares authorized; 41,737,849
   outstanding (33,378,937 outstanding at December 31, 1994)........................            417            334
  Restricted common stock, $0.01 par value; 500,000 shares authorized; none
   outstanding......................................................................             --             --
  Additional paid-in capital........................................................      1,727,711      1,161,942
  Accumulated deficit...............................................................     (1,087,699)      (575,236)
  Cumulative foreign currency translation adjustment................................            721         (1,719)
  Unrealized gain (loss) from investments...........................................         31,262        (12,690)
                                                                                      -------------  -------------
    Total stockholders' equity......................................................        672,412        572,631
                                                                                      -------------  -------------
                                                                                      $   1,490,198  $   1,049,742
                                                                                      -------------  -------------
                                                                                      -------------  -------------

          The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                               CHIRON CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1995           1994         1993
                                                                          -------------  ------------  -----------
Revenues:
  Product sales, net:
    Related parties.....................................................  $      21,483  $     11,787  $    11,382
    Unrelated parties...................................................        901,370       264,179      136,511
                                                                          -------------  ------------  -----------
                                                                                922,853       275,966      147,893
  Equity in earnings of unconsolidated joint businesses.................         80,356        82,395       77,739
  Collaborative agreement revenues:
    Related parties.....................................................         47,921        53,970       51,226
    Unrelated parties...................................................         10,160        13,531       17,717
                                                                          -------------  ------------  -----------
                                                                                 58,081        67,501       68,943
  Other revenues:
    Related parties.....................................................         11,156         5,439        2,831
    Unrelated parties...................................................         28,136        22,678       20,129
                                                                          -------------  ------------  -----------
                                                                                 39,292        28,117       22,960
                                                                          -------------  ------------  -----------
      Total revenues....................................................      1,100,582       453,979      317,535
Expenses:
  Cost of sales.........................................................        415,798       128,209       68,484
  Research and development..............................................        343,752       166,175      140,030
  Selling, general and administrative...................................        357,066       109,990       95,790
  Write-off of purchased in-process technologies........................        365,286            --           --
  Costs related to Ciba transaction.....................................         49,407         2,117           --
  Restructuring and reorganization charges..............................         39,056            --           --
  Other operating expenses..............................................         12,645         5,088       (1,907)
                                                                          -------------  ------------  -----------
      Total expenses....................................................      1,583,010       411,579      302,397
                                                                          -------------  ------------  -----------
Income (loss) from operations...........................................       (482,428)       42,400       15,138
Other income (expense), net.............................................         (8,346)      (10,403)       7,949
                                                                          -------------  ------------  -----------
Income (loss) before income taxes.......................................       (490,774)       31,997       23,087
Provision for income taxes..............................................         21,689        13,672        4,703
                                                                          -------------  ------------  -----------
Net income (loss).......................................................  $    (512,463) $     18,325  $    18,384
                                                                          -------------  ------------  -----------
                                                                          -------------  ------------  -----------
Net income (loss) per share.............................................  $      (12.62) $       0.53  $      0.55
                                                                          -------------  ------------  -----------
                                                                          -------------  ------------  -----------
Weighted average number of shares used in calculating per share
 amounts................................................................         40,610        34,293       33,681
                                                                          -------------  ------------  -----------
                                                                          -------------  ------------  -----------

          The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                               CHIRON CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                         CUMULATIVE
                                                                                           FOREIGN    UNREALIZED
                                          COMMON STOCK        ADDITIONAL                  CURRENCY    GAIN (LOSS)     TOTAL
                                     ----------------------    PAID-IN     ACCUMULATED   TRANSLATION     FROM      STOCKHOLDERS'
                                      SHARES      AMOUNT       CAPITAL       DEFICIT     ADJUSTMENT   INVESTMENTS     EQUITY
                                     ---------  -----------  ------------  ------------  -----------  -----------  ------------
Balances at December 31, 1992......     31,713   $     317   $  1,093,851  $   (611,945)  $  (3,542)   $      --    $  478,681
Exercise of stock options..........        842           9         25,467            --          --           --        25,476
Employee stock purchase plan.......        122           1          5,425            --          --           --         5,426
Foreign currency translation
 adjustment........................         --          --             --            --      (5,678)          --        (5,678)
Net income.........................         --          --             --        18,384          --           --        18,384
                                     ---------       -----   ------------  ------------  -----------  -----------  ------------
Balances at December 31, 1993......     32,677         327      1,124,743      (593,561)     (9,220)          --       522,289
Exercise of stock options,
 including tax effect..............        394           4         21,943            --          --           --        21,947
Exercise of warrants...............        150           1          7,874            --          --           --         7,875
Employee stock purchase plan.......        158           2          7,382            --          --           --         7,384
Foreign currency translation
 adjustment........................         --          --             --            --       7,501           --         7,501
Unrealized loss from investments...         --          --             --            --          --      (12,690)      (12,690)
Net income.........................         --          --             --        18,325          --           --        18,325
                                     ---------       -----   ------------  ------------  -----------  -----------  ------------
Balances at December 31, 1994......     33,379         334      1,161,942      (575,236)     (1,719)     (12,690)      572,631
Issuance of common stock to
 Ciba-Geigy........................      6,600          66        407,484            --          --           --       407,550
Capital contribution by Ciba-
 Geigy.............................         --          --         24,845            --          --           --        24,845
Issuance of common stock and stock
 options related to the Viagene
 acquisition.......................        916           9         91,393            --          --           --        91,402
Exercise of stock options,
 including tax effect..............        670           6         32,921            --          --           --        32,927
Exercise of stock warrants.........         --          --             97            --          --           --            97
Employee stock purchase plan.......        173           2          9,029            --          --           --         9,031
Foreign currency translation
 adjustment........................         --          --             --            --       2,440           --         2,440
Unrealized gain from investments...         --          --             --            --          --       43,952        43,952
Net loss...........................         --          --             --      (512,463)         --           --      (512,463)
                                     ---------       -----   ------------  ------------  -----------  -----------  ------------
Balances at December 31, 1995......     41,738   $     417   $  1,727,711  $ (1,087,699)  $     721    $  31,262    $  672,412
                                     ---------       -----   ------------  ------------  -----------  -----------  ------------
                                     ---------       -----   ------------  ------------  -----------  -----------  ------------

          The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                               CHIRON CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1995          1994          1993
                                                                          ------------  ------------  ------------
Cash flows from operating activities:
  Net income (loss).....................................................  $   (512,463) $     18,325  $     18,384
  Adjustments to reconcile net income (loss) to net cash provided by
   (used in) operating activities:
    Depreciation and amortization.......................................        99,097        49,429        25,040
    Write-off of purchased in-process technologies......................       365,286            --            --
    Write-offs of fixed assets..........................................        18,400            --           477
    Reserves............................................................        11,321        15,892         5,740
    Deferred income taxes...............................................         9,041            --         4,680
    Settlement of Cetus acquisition contingencies.......................            --            --       (13,387)
    Write-down of investments in equity securities......................            --        11,607            --
    Undistributed (earnings) loss of affiliates.........................        (3,944)       (5,666)          112
    Changes, excluding effect of acquisitions, to:
      Accounts receivable...............................................         2,000       (58,019)      (18,086)
      Inventories.......................................................       (36,094)       (7,394)      (18,302)
      Other current assets..............................................       (21,462)      (13,692)          201
      Accounts payable and accrued expenses.............................         7,719         8,535         5,530
      Payable to The Biocine Company....................................            --         1,658         6,049
      Other current liabilities.........................................        21,808         2,542        (6,687)
      Current portion of unearned revenue...............................         5,979       (10,132)        9,294
      Other noncurrent liabilities......................................          (719)        2,086        (3,596)
                                                                          ------------  ------------  ------------
        Net cash provided by (used in) operating activities.............       (34,031)       15,171        15,449
Cash flows from investing activities:
  Purchase of investments in marketable debt securities.................      (158,533)     (180,365)     (680,657)
  Sale and maturity of investments in marketable debt securities........       334,117       232,900       686,006
  Businesses acquired, net of cash acquired.............................      (112,633)      (17,726)           --
  Capital expenditures..................................................      (101,052)     (105,691)     (115,185)
  Investments in equity securities and affiliates.......................          (900)      (24,010)      (20,385)
  Increase in other assets..............................................        (4,124)      (12,525)      (10,103)
                                                                          ------------  ------------  ------------
        Net cash used in investing activities...........................       (43,125)     (107,417)     (140,324)
Cash flows from financing activities:
  Net borrowings under line of credit arrangements......................         4,686            --            --
  Proceeds from issuance of convertible debentures and long-term debt...           860            --       209,363
  Proceeds from issuance of common stock................................        40,772        27,126        28,598
  Proceeds from capital contribution from Ciba..........................        24,845            --            --
  Repayment of notes payable and capital leases.........................        (4,565)       (6,520)       (2,319)
                                                                          ------------  ------------  ------------
        Net cash provided by financing activities.......................        66,598        20,606       235,642
                                                                          ------------  ------------  ------------
        Net increase (decrease) in cash and cash equivalents............       (10,558)      (71,640)      110,767
Cash and cash equivalents at beginning of the year......................        84,876       156,516        45,749
                                                                          ------------  ------------  ------------
Cash and cash equivalents at end of the year............................  $     74,318  $     84,876  $    156,516
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

          The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                               CHIRON CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    THE COMPANY

    Chiron Corporation (the "Company" or "Chiron") is a diversified, science-driven healthcare company that applies biotechnology and other techniques of modern biology and chemistry to develop, produce and sell products intended to improve the quality of life by diagnosing, preventing and treating human disease. Chiron participates in four global human healthcare markets: diagnostics, therapeutics, pediatric and adult vaccines, and ophthalmic surgical products. Chiron also has research programs underway in gene therapy and gene transfer, combinatorial chemistry, cardiovascular disease and critical care.

    Chiron's diagnostic business includes immunodiagnostics, critical care diagnostics and quantitative probe tests. Chiron, through its subsidiary Ciba Corning Diagnostics Corp. ("CCD"), provides critical blood analyte systems which are used by hospitals to diagnose and monitor patients in critical care settings. Chiron also provides blood screening tests, used to detect the presence of hepatitis viruses and retroviruses, through its joint business with Ortho Diagnostic Systems, Inc. ("Ortho"), a Johnson & Johnson company. Chiron's therapeutics business emphasizes oncology and infectious diseases, and provides products to hospitals and large clinics in the United States and Europe. Chiron's vaccine business is based primarily on the sale of non-recombinant pediatric and flu vaccines in Italy and to a lesser extent in Southern Europe and other geographic regions and to certain international health services. Chiron is also involved in the development and marketing of new pediatric and adult vaccines. Through its ophthalmic business, Chiron provides products for the surgical correction of vision, as well as intraocular implants for drug delivery to the eye. Chiron's ophthalmic business markets its products in the United States, Europe, and other geographic regions.

    BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in joint ventures, partnerships and interests in which Chiron has an equity interest of 50 percent or less are accounted for using the equity or cost method, or in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), as appropriate. Certain foreign subsidiaries are accounted for on a one-month lag. Certain previously reported amounts have been reclassified to conform with the current period presentation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

    FISCAL YEAR

    During 1995, the Company changed its fiscal year from December 31 each year to a 52 or 53-week year ending on the Sunday nearest the last day in December of each year. Therefore, the 1995 fiscal year ended on December 31 and was 52 weeks long. Fiscal 1994 and 1993 were under the calendar year ending on December 31. For presentation purposes, dates used in the consolidated financial statements and notes refer to the calendar month end.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) CASH EQUIVALENTS AND INVESTMENTS

    All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents. Cash equivalents and short-term investments consist principally of money market instruments which include: corporate notes, corporate bonds, time deposits, Euro-dollar certificates of deposits, commercial paper, and government or government agency securities. Noncurrent investments consist principally of corporate notes, corporate bonds, government or government agency securities, and investments in affiliated companies.

    INVENTORIES

    Pharmaceutical inventories are stated at the lower of cost or market using the average cost method or, in the case of vaccine products, using the last-in, first-out ("LIFO") method. Diagnostic and ophthalmic products are valued at cost, using the first-in, first-out ("FIFO") method which is less than market value. Inventories consist of the following:

                                                                                    1995        1994
                                                                                 -----------  ---------
                                                                                     (IN THOUSANDS)
Finished goods.................................................................  $    96,327  $  24,402
Work in process................................................................       28,794      8,650
Raw materials..................................................................       40,820     14,540
                                                                                 -----------  ---------
                                                                                 $   165,941  $  47,592
                                                                                 -----------  ---------
                                                                                 -----------  ---------

    PROPERTY, PLANT, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Property, plant, equipment and leasehold improvements are stated at cost. Depreciation on property, plant and equipment, including assets held under capital leases, is computed by the straight-line method over the estimated useful lives of the assets (3 to 10 years for equipment and 15 to 40 years for buildings). Capitalized start-up costs for completed manufacturing facilities are amortized over 3 years. Leasehold improvements are amortized on a straight-line basis over the remaining fixed lease term or asset life, whichever is shorter.

    LONG-LIVED ASSETS, INCLUDING INTANGIBLE ASSETS

    In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company evaluates whether changes have occurred that would require revision of the remaining estimated lives of recorded long-lived assets, including intangible assets, or rendered those assets not recoverable. If such circumstances arise, recoverability is determined by comparing the undiscounted net cash flows of long-lived assets to their respective recorded net book values. The amount of impairment, if any, is measured based on projected discounted net cash flows using an appropriate discount rate. At this time, the Company believes that no significant impairment of long-lived assets, including intangible assets, has occurred and that no reduction of the estimated useful lives of such assets is warranted.

    Intangible assets consist primarily of purchased technologies, goodwill and patents and are amortized on a straight-line basis over their estimated useful lives ranging from 8 to 17 years. Amortization expense for the years ended December 31, 1995, 1994 and 1993, was $19.2 million, $9.5 million and $6.1 million, respectively. Amortization of purchased technologies and goodwill are primarily included in "Other operating expenses" and amortization of patents is primarily included in "Research and development expense" in the Consolidated Statement of Operations.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) REVENUE

    Revenue from product sales consists of shipments of diagnostic materials and instruments, ophthalmic and vaccine products, therapeutics, and other biologicals and is generally recognized upon shipment. Revenue from service contracts is recognized ratably over the life of the contract. Revenue from the sale of equipment under sales-type leases is recognized at the inception of the lease. All of the types of revenues discussed above are included in "Product sales, net" in the Consolidated Statement of Operations. During 1994 and 1993, Chiron recognized Betaseron-Registered Trademark- revenues under the terms of an amended supply agreement whereby Chiron recognized the majority of its Betaseron-Registered Trademark- revenues upon shipment of the product to its marketing partner. During 1995, the Company reverted to the terms of the original supply agreement. Under the terms of the original agreement, Chiron recognizes a partial share of Betaseron-Registered Trademark- revenues upon shipment and an additional share upon subsequent sale of the product by its marketing partner.

    Equity in earnings of unconsolidated joint businesses represents the Company's share of the pretax operating results generated by its commercial joint businesses. Collaborative agreement revenue is earned and recognized based upon work performed, upon the sale of product rights, upon shipment of product for use in preclinical and clinical testing or upon the attainment of benchmarks specified in the related agreements. Under contracts where reimbursement is based upon work performed, the related research and development expenses were $51.8 million, $72.4 million and $61.5 million in 1995, 1994 and 1993, respectively. Other revenues consist primarily of royalty payments under license agreements, sales fees and grants from federal or state governments and are recognized when earned.

    PER SHARE DATA

    Per share information is based on the weighted average number of common and dilutive common equivalent shares outstanding. Common equivalent shares result from the assumed exercise of outstanding stock options and warrants that have a dilutive effect when applying the treasury stock method. Shares assumed to be issued upon conversion of the Company's convertible debentures are not included for any of the periods presented since their inclusion would be anti-dilutive. Fully diluted per share data has not been presented, as the amounts would not differ materially from primary per share data.

    STATEMENT OF CASH FLOWS

    Supplemental disclosure to the Consolidated Statement of Cash Flows for the years ended December 31, 1995, 1994 and 1993, is as follows:

                                                                          1995       1994       1993
                                                                        ---------  ---------  ---------
                                                                                (IN THOUSANDS)
Tax effect of stock option deductions.................................  $     912  $   9,895  $  --
Cash paid for interest................................................     18,603     12,866      8,518
Cash paid for income taxes............................................      8,597      1,263      2,393

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Supplemental disclosure regarding noncash investing and financing activities is as follows:

                                                                          1995        1994       1993
                                                                      ------------  ---------  ---------
                                                                                (IN THOUSANDS)
Acquisitions:
  Fair value of assets acquired.....................................  $    962,124  $  42,810  $  --
  Liabilities assumed...............................................      (289,025)   (24,103)    --
  Acquisition costs.................................................        (6,013)    --         --
  Stock and options issued..........................................      (498,952)    --         --
  Carrying value of original investment.............................       (14,130)    --         --
                                                                      ------------  ---------  ---------
Total cash paid.....................................................  $    154,004  $  18,707  $  --
                                                                      ------------  ---------  ---------
                                                                      ------------  ---------  ---------

    During 1995, Chiron acquired all of the outstanding common stock of CCD, the interests of Ciba-Geigy Ltd. and its affiliates ("Ciba") in Chiron Biocine Company (formerly The Biocine Company) and Biocine S.p.A. (through JV Vax B.V., a Netherlands company), in exchange for 6.6 million newly-issued shares of Chiron common stock and a cash payment of $23.5 million. The fair value of assets acquired in the transaction was $694.9 million, and liabilities of $261.5 million were assumed by the Company.

    During 1995, Chiron acquired the surgical products division of IOLAB for approximately $95.0 million in cash. The fair value of assets acquired in the transaction (including goodwill and purchased in-process technology) was $108.8 million, and liabilities of $12.8 million were assumed by the Company.

    During 1995, Chiron acquired all of the outstanding common stock of Viagene, Inc. ("Viagene"), not previously owned by the Company, in exchange for approximately $35.5 million in cash and 916,000 shares of Chiron common stock. Additionally, unexercised options to purchase Viagene stock were converted into options to purchase approximately 132,000 shares of Chiron common stock. The fair value of assets acquired (including purchased in-process technology) was $158.5 million, and liabilities of $14.7 million were assumed by the Company.

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

    The Company enters into various foreign currency hedging contracts to provide an economic hedge against fluctuations in foreign currency exchange rates that may affect certain transactions. The Company has established a control environment which includes policies and procedures for risk assessment and the approval, reporting and monitoring of foreign currency hedging activities. The use of specific foreign currency hedging contracts is determined by the Company's objective to hedge material foreign receivables and payables for which the costs of hedging are not excessive. The

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Company does not use hedging contracts for trading or speculative purposes. Counterparties to these hedging agreements are major international financial institutions. All foreign currency contracts are denominated in currencies of major industrial countries (primarily the German mark, Japanese yen, French franc, and Australian dollar). The hedging contracts are generally settled at the end of each quarter with gains or losses recorded in "Other income (expense), net" to offset losses or gains on foreign currency receivables and payables. Foreign currency transaction gains and losses, net of the impact of hedging, were not significant for the years ended December 13, 1995, 1994 and 1993.

    CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade accounts receivable. The Company invests cash which is not required for immediate operating needs principally in a diversified portfolio of financial instruments issued by institutions with investment-grade credit ratings. By policy, the amount of credit exposure to any one institution is limited. These investments are generally not collateralized and primarily mature within three years. The Company has not experienced any significant realized losses on these investments.

    The Company has not experienced any credit losses from its accounts receivable from joint business partners or collaborative research agreements, and none are currently expected. Other accounts receivable arise from sales to customers of ophthalmic, therapeutic, vaccine and diagnostic products. The Company performs ongoing credit evaluations of these customers and generally does not require collateral. Reserves are maintained for potential trade receivable credit losses, and such losses have been within management's expectations.

    RETIREMENT SAVINGS PLAN

    The Company maintains a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time U.S. employees. Participating employees may defer a portion of their pretax earnings up to the Internal Revenue Service annual contribution limit. The Company matches employee contributions according to a specified formula. The Company's matching contributions totaled $2.2 million, $1.8 million and $1.3 million in 1995, 1994 and 1993, respectively.

    MAJOR CUSTOMERS

    During 1995, no single customer contributed ten percent or more to total revenues. As discussed in Notes 2 and 4, Ciba is a related party and contributed 11 percent and 13 percent of total revenues in 1994 and 1993, respectively. As discussed in Note 4, Johnson & Johnson and its affiliates are related parties and collectively contributed 22 percent and 32 percent of total revenues during 1994 and 1993, respectively. Sales of Betaseron-Registered Trademark- to Chiron's marketing partner accounted for less than ten percent of total revenues in 1995 and 1993, and 23 percent in 1994.

NOTE 2 -- BUSINESS COMBINATIONS

    TRANSACTION WITH CIBA

    Effective January 1, 1995, under a series of agreements between Chiron and Ciba, including an investment agreement, a cooperation and collaboration agreement and a governance agreement (collectively "Agreements"), Ciba obtained a 49.9 percent ownership interest in Chiron common stock (now approximately 47 percent), partially through a tender offer for approximately 38 percent of Chiron's outstanding common stock for $117 per share. At the same time, Chiron acquired all of the

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 2 -- BUSINESS COMBINATIONS (CONTINUED) outstanding common stock of CCD and Ciba's interest in Chiron Biocine Company and Biocine S.p.A. in exchange for 6.6 million newly-issued Chiron common shares and a cash payment of $23.5 million. Prior to the acquisition, Chiron Biocine Company and Biocine S.p.A. were joint businesses between Chiron and Ciba with each having a 50 percent ownership interest. CCD is involved in the manufacture and sale of diagnostic and immunodiagnostic products. Chiron Biocine Company and Biocine S.p.A. are involved in the research, development and sale of adult and pediatric vaccines. These acquisitions of Chiron common stock by Ciba, together with Ciba's prior holdings of approximately 1.4 million shares, result in the aforementioned 49.9 percent ownership of the Company's common stock.

    Under the terms of the Agreements, Ciba is entitled to name three members to Chiron's Board of Directors and has limited rights to review and approve certain Chiron transactions. In connection with the Agreements, Ciba has agreed to guarantee $425 million of new debt for Chiron and has agreed to provide $250 million (which may be increased up to $300 million subject to certain reductions in the debt guarantee) through 1999 in support of research at Chiron, and Chiron has the option of issuing up to $500 million of new equity to Ciba.

    The acquisitions of CCD and Ciba's interests in Chiron Biocine Company and Biocine S.p.A. (the "Acquisitions") were accounted for under the purchase method of accounting. The purchase price of approximately $433.4 million was allocated to the acquired assets and assumed liabilities based upon their estimated fair value on the acquisition date. The fair value of the net assets acquired in the Acquisitions, including purchased in-process technology, was estimated based on an independent valuation of the acquired net assets. The aggregate purchase price of approximately $433.4 million was less than the fair value of the net assets acquired by approximately $57.3 million. This amount was ratably allocated as a reduction of the noncurrent assets of the acquired companies. In connection with the acquisition, liabilities were assumed as follows:

                                                                                          (IN THOUSANDS)
Fair value of assets acquired, net of negative goodwill.................................   $    694,895
Common stock issued.....................................................................       (407,550)
Cash paid...............................................................................        (23,504)
Acquisition costs.......................................................................         (2,304)
                                                                                          --------------
Liabilities assumed.....................................................................   $    261,537
                                                                                          --------------
                                                                                          --------------

    As required under generally accepted accounting principles, Chiron recognized as an expense the amount allocated to purchased in-process technology resulting in a noncash charge against earnings of $222.9 million. Other transaction-related charges totaling $49.4 million related to employee payments and the related taxes, and legal and investment advisor fees were also recognized as expenses. Ciba agreed to reimburse the Company $24.8 million for a portion of the employee payments and such reimbursement has been recorded as a capital contribution. Other purchased intangible assets of approximately $25.6 million consisting of base technology are being amortized over their estimated useful lives of 10 to 15 years, using the straight-line method.

    The operations of CCD, Biocine S.p.A. and Chiron Biocine Company are included in Chiron's consolidated operating results from January 1, 1995 forward. Chiron's interest in the operating results of Biocine S.p.A. and Chiron Biocine Company were included in the Company's 1994 and 1993 operating results under the equity method of accounting.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 2 -- BUSINESS COMBINATIONS (CONTINUED)
    During 1995, Chiron and Ciba entered into a limited liability company agreement to utilize research funding to be provided by Ciba, as discussed above. Under the terms of the agreement, Ciba will fund from time to time through December 31, 1999, at Chiron's request, research and development costs for adult vaccines, pediatric vaccines and insulin-like growth factor-1. Annual funding amounts are subject to certain limitations. In return, Ciba will receive an interest in a stream of variable royalties from future worldwide sales of certain adult vaccines, certain pediatric vaccines and insulin-like growth factor-1. Royalties will be paid for a minimum period of ten years, subject to an extension under certain conditions, following the later of October 1, 2001, or the date of the first commercial sale of individual products covered by the agreement. In addition, Ciba will also receive an interest in promotional rights, in countries other than in North America and Europe, for certain adult vaccines.

    Under the terms of the agreement, Chiron was granted an option through December 31, 2001, to repurchase Ciba's interest, at cost plus an agreed-upon return. In addition, if Chiron chooses to exercise the option, Ciba will receive an option to acquire certain exclusive marketing rights, in countries other than those in North America and Europe, with respect to certain adult vaccines in countries in which Ciba has exercised its co-promotion rights. Pursuant to the agreement, Chiron received $27.0 million of funding from Ciba during 1995, which Chiron recorded as collaborative agreement revenues. Chiron anticipates receiving substantial additional funding from Ciba in future periods, pursuant to the terms of the agreement.

    ACQUISITION OF IOLAB

    On March 31, 1995, Chiron Vision acquired the ophthalmic surgical product division of IOLAB from Johnson & Johnson for approximately $95.0 million. The acquisition was accounted for under the purchase method of accounting, and accordingly, IOLAB's financial results have been included in Chiron's consolidated results of operations from the date of purchase. The purchase price was allocated to the acquired assets and assumed liabilities based upon their estimated fair value on the acquisition date. The fair value of the net assets acquired, including in-process technology, was estimated based on independent valuations of the acquired net assets. In connection with the acquisition, liabilities were assumed as follows:

                                                                                          (IN THOUSANDS)
Fair value of assets acquired...........................................................   $    108,768
Cash paid...............................................................................        (95,000)
Acquisition costs.......................................................................         (1,013)
                                                                                          --------------
Liabilities assumed.....................................................................   $     12,755
                                                                                          --------------
                                                                                          --------------

    The amount allocated to purchased in-process technology of $10.3 million was charged against earnings in the first quarter of 1995. Other purchased intangible assets of approximately $46.5 million consisting of base technology, goodwill, trade name and a customer list are being amortized over their estimated useful lives of 10 to 15 years using the straight-line method. Also, the Company recorded additional charges for IOLAB restructuring and integration-related expenses totaling $16.9 million in 1995 (Note 3).

    ACQUISITION OF VIAGENE

    On September 29, 1995, Chiron acquired all of the outstanding common stock of Viagene, not previously owned by the Company, in exchange for approximately $35.5 million in cash and 916,000

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 2 -- BUSINESS COMBINATIONS (CONTINUED) shares of Chiron common stock. Additionally, on September 29, 1995, unexercised options to purchase Viagene common stock were converted into options to purchase approximately 132,000 shares of Chiron common stock. Viagene is a biotechnology company involved in the discovery, development and commercialization of gene transfer products for the treatment or prevention of severe viral infections, cancers and other diseases. Prior to the acquisition, Chiron had an ongoing collaboration with Viagene in the area of gene therapy and, pursuant to the collaboration arrangement, held an investment in the outstanding voting stock of Viagene with a carrying value, net of unrealized gains and a realized loss, of approximately $14.1 million as of September 29, 1995.

    The Viagene acquisition has been accounted for under the purchase method of accounting. The purchase price of approximately $143.7 million was allocated to the acquired assets and assumed liabilities based upon their estimated fair value on the acquisition date. In connection with the acquisition, liabilities were assumed as follows:

                                                                                          (IN THOUSANDS)
Fair value of assets acquired...........................................................   $    158,461
Carrying value of original investment in Viagene........................................        (14,130)
Common stock and options issued.........................................................        (91,402)
Cash paid...............................................................................        (35,500)
Acquisition costs.......................................................................         (2,696)
                                                                                          --------------
Liabilities assumed.....................................................................   $     14,733
                                                                                          --------------
                                                                                          --------------

    As required under generally accepted accounting principles, Chiron recognized as an expense the amount allocated to purchased in-process technology in the third quarter of 1995. This resulted in a noncash charge against earnings of $130.3 million. The results of operations of Viagene are included in Chiron's consolidated operating results from September 29, 1995 forward.

    PROFORMA FINANCIAL INFORMATION

    The following unaudited pro forma information presents the results of operations of Chiron, CCD, Biocine S.p.A., Chiron Biocine Company and Viagene for the years ended December 31, 1995 and 1994, with pro forma adjustments as if the acquisitions had been consummated as of the beginning of the periods presented. This pro forma information does not purport to be indicative of what would have occurred had the acquisitions been made as of those dates or of results which may occur in the future. The pro forma information does not include the write-off of purchased in-process technology of $222.9 million or other transaction-related costs totaling $49.4 million (related to employee payments and the related taxes, and investment advisor and legal fees) which were recognized as expense during 1995, relating to the acquisition of CCD, Biocine S.p.A. and Chiron Biocine Company. Also, the pro forma information does not include the write-off of purchased in-process technology related to the Viagene acquisition of $130.3 million.

                                                                               YEAR ENDED DECEMBER 31,
                                                                              --------------------------
                                                                                  1995          1994
                                                                              -------------  -----------
                                                                                (IN THOUSANDS, EXCEPT
                                                                                   PER SHARE DATA)

                                                                                     (UNAUDITED)
Total revenues..............................................................  $   1,107,958  $   968,568
Income (loss) before non-recurring charges..................................       (127,212)      17,806
Income (loss) before non-recurring charges per share........................          (3.13)        0.43

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 3 -- RESTRUCTURING AND REORGANIZATION COSTS
    During 1995, Chiron recorded $39.1 million in restructuring and reorganization charges, including $16.9 million arising from the acquisition and integration of IOLAB (Note 2), representing the expected costs of integrating the acquired business with Chiron's existing business as well as write-downs of certain previously capitalized costs. Of the total charge of $39.1 million, $8.0 million is due to a change in plans to expand the Company's Emeryville research and development facilities, $7.7 million is related to the idling of the Company's Puerto Rico manufacturing facility and $1.0 million is related to a scale-back of manufacturing operations at the Company's Amsterdam facility. The majority of these facility-related charges, as well as $3.7 million of other facility-related charges, have been paid in 1995. Employee termination costs related to the Company's restructuring were not significant.

    Of the $16.9 million recorded as a result of the acquisition of IOLAB, approximately $6.7 million related to write-downs of previously capitalized facility and inventory costs. The remaining $10.2 million consists of $5.5 million of employee termination costs and $4.7 million of lease termination and other costs. Chiron Vision plans to consolidate its European intraocular lens manufacturing operations into its facility in Lyon, France, and the North American manufacturing operations into its facility in Claremont, California. The related workforce reduction is the result of increased manufacturing efficiencies as plants are closed, a concentration of research and development efforts and an elimination of overlap in sales and marketing and general and administrative areas. The integration process is expected to be substantially completed by the end of 1997.

    The current status of the accrued restructuring charges is summarized below:

                                                                                  AMOUNT
                                                                  AMOUNT OF      UTILIZED     AMOUNT TO
                                                                    TOTAL        THROUGH     BE UTILIZED
                                                                RESTRUCTURING  DECEMBER 31,   IN FUTURE
                                                                   CHARGE          1995        PERIODS
                                                                -------------  ------------  -----------
                                                                             (IN THOUSANDS)
Chiron Vision restructuring charges:
  Employee-related costs......................................   $     5,506    $   (3,627)   $   1,879
  Facility and lease termination costs........................         6,242        (2,380)       3,862
  Duplicate and excess inventory..............................         3,476        (1,632)       1,844
  Other.......................................................         1,724          (280)       1,444
                                                                -------------  ------------  -----------
                                                                      16,948        (7,919)       9,029
Puerto Rico manufacturing facility............................         7,650        (3,562)       4,088
Postponement of Emeryville facility expansion.................         7,990        (7,990)      --
Amsterdam manufacturing facilities............................         1,000        (1,000)      --
Other facility-related........................................         3,718        (3,718)      --
Other.........................................................         1,750        (1,249)         501
                                                                -------------  ------------  -----------
                                                                 $    39,056    $  (25,438)   $  13,618
                                                                -------------  ------------  -----------
                                                                -------------  ------------  -----------

NOTE 4 -- COLLABORATIONS AND JOINT BUSINESS ARRANGEMENTS

    GENERAL

    The Company has entered into a number of collaborative arrangements with other pharmaceutical and biotechnology companies for the development and marketing of certain technologies and products. The majority of these collaborations are in the development or clinical trial phase. Chiron and its collaborative partners generally contribute certain technologies and research efforts to the

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 4 -- COLLABORATIONS AND JOINT BUSINESS ARRANGEMENTS (CONTINUED) collaboration. In addition, Chiron and its collaborative partners commit, subject to certain limitations and cancellation clauses, to share in the funding of the collaborations' ongoing research and clinical trial costs. Chiron, under certain of the arrangements, has purchased equity securities, including common and preferred stock and warrants to purchase common and preferred stock, of the collaborative partner.

    DIAGNOSTIC JOINT BUSINESS

    In 1989, Chiron entered into an agreement with Ortho to jointly develop, manufacture and market certain immunoassay diagnostic products. Under the terms of the agreement, Chiron receives 50 percent of the pretax operating profits generated by the joint business and is reimbursed for its continuing research, development and manufacturing costs. Ortho and Chiron also licensed Abbott Laboratories and Pasteur Sanofi Diagnostics to sell their own immunoassay diagnostic tests for hepatitis C using certain technology from the joint business.

    Chiron records its share of profits of the Chiron-Ortho diagnostic business on a one-month lag using estimates provided by Ortho. These estimates are subject to a final adjustment 90 days after the end of each calendar year, and profit sharing distributions are payable to Chiron within 90 days after the end of each quarter. At December 31, 1995 and 1994, $19.6 million and $18.7 million, respectively, were due from Ortho for profit sharing and reimbursement of costs. Chiron's 50 percent share of the profits from the joint business was $76.9 million in 1995, of which $1.8 million was a result of the final 1994 accounting. In 1994, Chiron recognized $74.3 million as its share of the profits, including a negligible adjustment relating to the final 1993 accounting. In 1993, Chiron recognized $77.1 million as its share of the profits, of which $6.6 million was a result of the final 1992 accounting. Revenues recognized under the cost reimbursement portion of the agreement with Ortho for collaborative research were $9.6 million, $8.5 million, and $9.8 million in 1995, 1994 and 1993, respectively. Revenues recognized under the cost reimbursement portion of the agreement with Ortho for product sales were $16.1 million, $11.8 million and $11.4 million in 1995, 1994 and 1993, respectively.

    CEPHALON, INC. ("CEPHALON")

    In January 1994, Chiron and Cephalon established a collaboration for the research, development and marketing of certain products for the treatment of neurological disorders. Under the terms of the agreement, Chiron and Cephalon will each contribute certain technology and licenses and will share profits equally. Each party was responsible for its own collaboration-related expenses, subject to certain conditions, until total collaboration-related expenses are equalized or until the products reach commercialization. Chiron invested $15.0 million in equity securities of Cephalon in 1994. The cumulative expenses incurred by Chiron and Cephalon were equalized during the third quarter of 1995, and thereafter, all expenses are to be shared equally. Research and development expenses recognized by Chiron related to this agreement for the years ended December 31, 1995 and 1994, were $25.3 million and $5.4 million, respectively.

    DEPOTECH CORPORATION ("DEPOTECH")

    In March 1994, Chiron entered into an agreement with DepoTech for the research, development and marketing of certain products incorporating certain drug delivery technologies developed by DepoTech, and in some cases, certain of Chiron's therapeutic compounds. Under the terms of the agreement, Chiron agreed to make specified payments to DepoTech upon the attainment of product development milestones, and agreed to fund all or a portion of the development costs of the collaboration in exchange for marketing rights to the resulting commercial products. In addition, the parties

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 4 -- COLLABORATIONS AND JOINT BUSINESS ARRANGEMENTS (CONTINUED)
agreed to share in the revenues of any resulting commercial products. During 1994, Chiron invested $3.5 million in equity securities of DepoTech. In 1995, DepoTech reached the first milestone, and accordingly, a warrant to purchase capital stock of DepoTech was converted into a technology license fee, and Chiron commenced funding its portion of development costs, resulting in a $3.5 million charge to research and development expense for the year ended December 31, 1995.

    G.D. SEARLE & CO. ("SEARLE")

    In October 1994, Chiron entered into a collaboration agreement with Searle for the research, development and marketing of Tissue Factor Pathway Inhibitor. Under the terms of the agreement, Chiron made a $3.5 million payment to Searle, which was expensed in 1994. Except for this payment, each party agreed to fund its own collaboration-related expenses through 1994. In 1995, in addition to funding its equal share of continuing development expenses, Chiron exercised its option to accelerate the funding of certain development expenses of Searle in exchange for a right of first negotiation to manufacture certain clinical supplies. Accordingly, Chiron paid $8.8 million to Searle in 1995 which was recorded as research and development expense. Future development expenses will be shared equally by the parties.

    PROGENITOR, INC. ("PROGENITOR")

    In March 1995, the Company reached an agreement with Progenitor, a subsidiary of Interneuron Pharmaceuticals, Inc., to collaborate in the development and commercialization of therapeutic and vaccine products incorporating Progenitor's proprietary gene therapy technology. Under the agreement, Chiron received a license to Progenitor's nonviral gene expression system for use in the development of products for the treatment of certain cancers and cardiovascular disorders, development of infectious disease vaccines and for development of certain other gene therapy products. Chiron will have the right to manufacture and market any resulting products of the collaboration. In return for the license and other rights, Chiron made an initial license payment of $2.5 million to Progenitor, which was recorded as research and development expense in 1995. Under the agreement, Chiron is required to make certain additional license and milestone payments to Progenitor. In addition, Progenitor will receive a royalty from any commercial sales of products resulting from the collaboration.

    GENELABS TECHNOLOGIES, INC. ("GENELABS")

    In March 1995, the Company reached an agreement with Genelabs, whereby Chiron and Genelabs cross-licensed certain rights to hepatitis C virus ("HCV"); hepatitis G virus ("HGV"), a hepatitis virus discovered by Genelabs; human T-cell leukemia virus -- I ("HTLV-I") and human T-cell leukemia virus -- II ("HTLV-II") diagnostic tests. Under the agreement, Chiron acquired certain rights to develop and market diagnostic products for the detection of HGV, HTLV-I and HTLV-II. In return, Genelabs acquired development and marketing rights in Asia, except Japan, for certain products incorporating Chiron's HCV technology. Ortho, Chiron's joint diagnostic business partner, agreed to participate as Chiron's equal partner in the collaboration with Genelabs and therefore will share equally in all payments under the agreement, including equity investments. Chiron and Ortho agreed to pay $5.0 million in up front license fees and up to $9.0 million in HGV development milestones. Chiron and Ortho also agreed to invest a total of $10.0 million in equity securities of Genelabs. Also, under the terms of the agreement, Chiron and Ortho have the option to acquire substantially all of the diagnostics business of Genelabs in the year 2000 through the conversion of the $10.0 million equity investment for approximately one-half of the business and an additional payment equal to the then

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 4 -- COLLABORATIONS AND JOINT BUSINESS ARRANGEMENTS (CONTINUED) fair market value of the remaining half. Under a separate agreement, Chiron agreed to pay Genelabs $1.0 million in cash in exchange for a right of first refusal to obtain an exclusive license to Genelabs' HGV technology for use in vaccines. Chiron paid Genelabs a total of $8.5 million during 1995 pursuant to the terms of these agreements. Of this total, $2.1 million was recorded as an investment in securities of Genelabs and $6.4 million was recorded as research and development expense.

    NEW YORK UNIVERSITY ("NYU")

    In March 1995, the Company reached an agreement with NYU for the license of optical mapping technology for use by Chiron and its sublicensee, Ciba, in development of diagnostics, therapeutics and vaccines, and Chiron also acquired the right to commercialize a potential optical mapping instrument. Under the terms of the agreement, Chiron made a $5.0 million initial payment to NYU, which was recorded as research and development expense in 1995, for the license and for funding certain research facilities at NYU. If Chiron and NYU both agree to continue development of the instrument, Chiron will be obligated to make milestone payments totaling $4.0 million to NYU and will make royalty payments to NYU based upon any future product sales of the instrument, subject to certain minimum royalties. In addition, Ciba has agreed to make certain further research payments to NYU in connection with development of the instrument in exchange for the sublicense and in exchange for royalty payments by Chiron to Ciba based upon sales of the instrument.

    CIBA

    In November 1995, Chiron and Ciba entered into a collaboration agreement through which Ciba acquired a non-exclusive, perpetual license to broadly apply Chiron's combinatorial chemistry technologies in Ciba's research programs. In addition, Chiron and Ciba agreed to collaborate on the identification of new drug candidates for specific disease targets. In exchange for these rights, Ciba agreed to pay certain license, milestone and royalty payments to Chiron.

    Under the terms of the agreement, Ciba will pay $26.0 million to Chiron, over a five-year period and subject to certain adjustments, in exchange for the non-exclusive, perpetual license to utilize Chiron's combinatorial chemistry techniques. In the fourth quarter of 1995, Chiron received a $5.5 million payment from Ciba pursuant to the agreement which was recorded as collaborative research agreement revenues from related parties.

    In addition, Ciba agreed to make certain payments to Chiron in exchange for access to Chiron's technology, chemical libraries and exclusive rights relating to specific drug discovery targets. Ciba was also granted the right to develop and market products resulting from the drug discovery targets in exchange for certain milestone and royalty payments to Chiron. Chiron was granted commercialization rights to products developed for non-competing indications, subject to the payment of royalties to Ciba. Ciba also agreed to fund Chiron's activities relating to the collaboration for a period of three years, extendible to five years at Ciba's option.

NOTE 5 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

    MARKETABLE SECURITIES

    In accordance with the requirements of SFAS 115, the Company has classified its investments in certain debt and equity securities as "available-for-sale." Such investments are recorded at fair value, with unrealized gains and losses, deemed by the Company as temporary in nature, reported as a separate component of stockholders' equity.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 5 -- FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    At December 31, available-for-sale securities consisted of the following:

                                                   1995                                            1994
                              ----------------------------------------------  -----------------------------------------------
                              ADJUSTED   UNREALIZED   UNREALIZED     FAIR     ADJUSTED   UNREALIZED   UNREALIZED
                                COST        GAINS       LOSSES       VALUE      COST        GAINS       LOSSES    FAIR VALUE
                              ---------  -----------  -----------  ---------  ---------  -----------  ----------  -----------
                                                                      (IN THOUSANDS)
U.S. Government
 securities.................  $  69,659   $     298    $    (125)  $  69,832  $ 126,971   $     137   $   (3,124) $   123,984
Mortgage-backed
 securities.................     11,317          17          (43)     11,291      2,029          --         (710)       1,319
Corporate debt securities...    130,150         128         (213)    130,065    269,559         302       (3,663)     266,198
                              ---------  -----------  -----------  ---------  ---------  -----------  ----------  -----------
                                211,126         443         (381)    211,188    398,559         439       (7,497)     391,501
Marketable equity
 securities.................      9,100      31,200           --      40,300     20,729          --       (5,632)      15,097
                              ---------  -----------  -----------  ---------  ---------  -----------  ----------  -----------
                              $ 220,226   $  31,643    $    (381)  $ 251,488  $ 419,288   $     439   $  (13,129) $   406,598
                              ---------  -----------  -----------  ---------  ---------  -----------  ----------  -----------
                              ---------  -----------  -----------  ---------  ---------  -----------  ----------  -----------

    At December 31, these securities were classified in the Consolidated Balance Sheet as follows:

                                                                                   1995         1994
                                                                                -----------  -----------
                                                                                     (IN THOUSANDS)
Cash equivalents..............................................................  $    61,289  $    82,554
Short-term investments in marketable debt securities..........................       61,066      137,619
Noncurrent investments in marketable debt securities..........................       88,833      171,328
Investments in equity securities and affiliated companies.....................       40,300       15,097
                                                                                -----------  -----------
                                                                                $   251,488  $   406,598
                                                                                -----------  -----------
                                                                                -----------  -----------

    The cost and estimated fair value of available-for-sale debt securities as of December 31, 1995, by contractual maturity, consisted of the following:

                                                                                 ADJUSTED
                                                                                   COST      FAIR VALUE
                                                                                -----------  -----------
                                                                                     (IN THOUSANDS)
Due in one year or less.......................................................  $   122,418  $   122,355
Due in one to three years.....................................................       77,391       77,542
Due thereafter................................................................           --           --
                                                                                -----------  -----------
                                                                                    199,809      199,897
Mortgage-backed securities....................................................       11,317       11,291
                                                                                -----------  -----------
                                                                                $   211,126  $   211,188
                                                                                -----------  -----------
                                                                                -----------  -----------

    The proceeds received during 1995 and 1994 from the sale and maturity of securities held as available-for-sale were $334.1 million and $232.9 million, respectively. During 1995, the gross realized gains and gross realized losses on sales of securities held as available-for-sale were $0.4 million and $3.5 million, respectively. Gross realized gains and losses during 1994 were not significant. The cost of securities sold was based on the specific identification method. The change in the net unrealized holding gain (loss) on available-for-sale securities, included as a separate component of stockholders' equity for 1995 and 1994, was $44.0 million and $(12.7) million, respectively.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 5 -- FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    OTHER FINANCIAL INSTRUMENTS

    The carrying amounts and fair values of the Company's financial instruments other than those accounted for in accordance with SFAS 115 at December 31, are as follows:

                                                                1995                      1994
                                                      ------------------------  ------------------------
                                                       CARRYING/                 CARRYING/
                                                       NOTIONAL                  NOTIONAL
                                                        AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                      -----------  -----------  -----------  -----------
                                                                        (IN THOUSANDS)
Nonmarketable equity investments (accounted for
 under the cost method).............................  $     9,209  $     9,209  $    10,365  $    10,365
Notes receivable....................................        3,519        3,073       17,646       16,892
Deposits............................................        4,643        4,509          754          754
Long-term debt:
  Convertible subordinated debentures...............      312,467      360,677      305,494      259,247
  Notes payable.....................................       64,755       64,741        6,306        6,306
Foreign currency hedging contracts (off-balance
 sheet financial instruments).......................       65,106       65,188       12,866       12,885

    Nonmarketable equity investments which are accounted for using the cost method have carrying values which approximate fair values. Estimating the fair value of the Company's interests in nonmarketable equity investments accounted for under the equity method is not practicable because of the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The carrying amounts of these investments reflected in the accompanying consolidated financial statements at December 31, 1995 and 1994, of $4.9 million and $26.0 million, respectively, represent the investments Chiron has made to date as well as Chiron's share of the results of operations for the time periods the investments were held, less distributions and dividends received from the investee.

    The fair values of the notes receivable and the notes payable are based on the discounted value of expected future cash flows. The fair value of deposits is based on the discounted value of expected future cash flows using current rates for assets with similar maturities. The fair value of convertible subordinated debentures is based on the market price at the close of business on December 31, 1995 and 1994.

    The fair value of foreign currency hedging contracts is based on the exchange rate in effect on the last business day of the year. The notional amount approximates the fair value as the majority of the contracts were entered into shortly before year-end.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 6 -- DEBT OBLIGATIONS AND CAPITAL LEASES
    At December 31, 1995 and 1994, long-term debt and capital lease obligations consist of the following:

                                                                                   1995         1994
                                                                                -----------  -----------
                                                                                     (IN THOUSANDS)
1.9 percent convertible subordinated debentures...............................  $   225,215  $   220,076
5.25 percent convertible subordinated debentures..............................       87,252       85,418
Capital lease obligations.....................................................       38,940       29,722
Note payable to Ciba..........................................................       54,016           --
Other notes payable...........................................................       14,765        6,306
                                                                                -----------  -----------
                                                                                    420,188      341,522
Less current portion..........................................................        6,940        3,461
                                                                                -----------  -----------
                                                                                $   413,248  $   338,061
                                                                                -----------  -----------
                                                                                -----------  -----------

    In 1993, Chiron issued 1.9 percent convertible subordinated debentures with a face value of $253.9 million and a yield to maturity of 4.5 percent. The notes are convertible, at the holders' option, into common stock at 8.6 shares per $1,000 principal amount and are due in 2000. Interest is paid semi-annually. The debentures may be redeemed by the Company at any time after November 1996, at a redemption price starting at $905.78 per $1,000 principal amount increasing to a redemption price equal to 100 percent of the principal amount at maturity. The debentures are carried net of an initial issue discount of $39.3 million which is being amortized over the life of the debentures using the interest method. Debentures with a carrying value of $8.9 million and $8.7 million were held by Ciba at December 31, 1995 and 1994, respectively.

    Cetus Oncology Corporation's ("Cetus") 5.25 percent convertible subordinated debentures are due in 2002, have a face value of $100.0 million and are convertible at the holders' option at any time into common stock at 8.1 shares per $1,000 principal amount. Interest is paid annually. At the option of the Company, the debentures may be redeemed at any time at face value. These debentures are carried at a discount and the difference between the face value of the debentures and their present value is being accreted over the remaining term of the debentures using the interest method. Chiron and Cetus have cross-guaranteed their respective convertible subordinated debentures.

    Capital lease obligations consist primarily of one lease bearing an interest rate of 10.5 percent and maturing in 2004. The gross amount of land, buildings and equipment leased under noncancelable capital leases totaled $23.8 million and $14.1 million and accumulated depreciation totaled $5.2 million and $4.0 million at December 31, 1995 and 1994, respectively. Future payments under capital lease obligations (including interest of approximately $35.0 million) are as follows: 1996 -- $5.3 million, 1997 -- $5.7 million, 1998 -- $5.0 million, 1999 -- $4.0 million, 2000 -- $3.7 million and $50.2 million thereafter.

    The note payable to Ciba for approximately $54.0 million was assumed by the Company as part of the acquisition of CCD. The note bears interest at a variable rate based on LIBOR (approximately 5.8 percent at December 31, 1995) and is due in 2000 together with accrued interest.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 6 -- DEBT OBLIGATIONS AND CAPITAL LEASES (CONTINUED)
    At December 31, 1995, the Company had various notes payable with an average interest rate of 6.7 percent and maturities ranging from 1996 through 2014. Maturities of notes payable for years 1996 through 2000 are as follows: 1996 -- $4.7 million, 1997 -- $1.6 million, 1998 -- $1.6 million, 1999 -- $1.7 million,
2000 -- $1.8 million and $3.4 million thereafter.

    Short-term borrowings totaled $50.0 million as of December 31, 1995. As part of the acquisition of CCD, borrowings under revolving foreign line of credit arrangements were assumed by the Company totaling approximately $39.8 million, bearing interest at rates which average approximately 2.2 percent at December 31, 1995. During 1995, the Company entered into a revolving, unsecured line of credit arrangement with an international bank under which the Company may borrow up to $50.0 million. This credit facility is guaranteed by Ciba and bears interest at a rate based on LIBOR (approximately 5.8 percent on the $1.0 million outstanding at December 31, 1995). The remaining portion of short-term borrowings consists primarily of foreign lines of credit and overdraft facilities maintained for Biocine S.p.A. These borrowings totaled approximately $4.8 million at December 31, 1995, and bear interest at an average rate of 5.5 percent. Unused lines of credit or commitments with banks totaled approximately $122.6 million at December 31, 1995.

NOTE 7 -- COMMITMENTS AND CONTINGENCIES

    LEASES

    Chiron leases laboratory, office and manufacturing facilities, land and equipment under noncancelable operating leases which expire at various times through 2037. Rent expense was $28.0 million in 1995, $12.7 million in 1994, and $9.0 million in 1993.

    Future minimum lease payments under these leases are as follows: 1996 -- $25.7 million, 1997 -- $21.2 million, 1998 -- $17.1 million, 1999 -- $13.1 million, 2000 -- $10.8 million and $25.2 million thereafter.

    CETUS HEALTHCARE LIMITED PARTNERSHIPS

    Pursuant to certain agreements between the Company and the former partners of Cetus Healthcare Limited Partnership ("CHLP"), the Company is obligated to fund development of certain CHLP products through regulatory approval if, based on the Company's assessment, the products are believed to be technically feasible and commercially viable. Because of the inherent uncertainties both as to the likelihood of any particular product continuing to be viewed as technically feasible and commercially viable and as to the cost of developing any particular product through regulatory approval, the Company is unable to estimate future costs of developing the products subject to this obligation. In addition, the former partners of CHLP are entitled to payments on net sales, royalties or other fees received by Chiron for certain products.

    In December 1990, Cetus exercised its purchase options to acquire all the limited partners' interest in Cetus Healthcare Limited Partnership II. The former partners are entitled to receive a fixed percentage of the net sales of certain products in Europe (through December 31, 2005) and the United States (until certain aggregate returns are realized).

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 7 -- COMMITMENTS AND CONTINGENCIES (CONTINUED)
    OTHER COMMITMENTS

    In connection with the expansion of its manufacturing capabilities, the Company had various commitments under construction contracts totaling approximately $14.8 million at December 31, 1995. The Company also had performance bonds outstanding in the amount of $6.9 million as of December 31, 1995, primarily in connection with sales to public health authorities.

NOTE 8 -- STOCKHOLDERS' EQUITY

    STOCK OPTION PLANS

    In December 1991, Chiron adopted a stock option plan ("1991 Plan") to replace and supersede the separate plans maintained by Chiron, Cetus and certain Chiron subsidiaries. The 1991 Plan provides for the grant to employees of either nonqualified or incentive options and the grant to directors, consultants and contractors of nonqualified options. Incentive options are to be granted at not less than the fair market value of common stock at the date of grant and nonqualified options at not less than 85 percent of such fair market value. Options are exercisable as determined by the Board of Directors.

    Initially, the 1991 Plan had reserved and available for issuance, options for 4.5 million shares of Chiron common stock and restricted common stock plus any remaining shares of common stock and restricted stock remaining for issuance under the Chiron 1982 Stock Option Plan and 1984 Nonqualified Stock Option Plan. This amount is increased annually by a number of shares equal to 1.5 percent of the number of shares of common stock outstanding plus shares issuable upon conversion or exercise of outstanding warrants, options and convertible securities. For 1995, this increase in shares available for grant was 627,268. At December 31, 1995, a total of 2,075,368 shares were available for grant under the 1991 Plan.

    A summary of stock option activity follows:

                                                                 1995           1994           1993
                                                             -------------  -------------  -------------
Outstanding options at January 1,..........................      4,946,884      4,342,618      4,207,545
  Granted..................................................      2,626,904      1,166,982      1,175,834
  Forfeited................................................       (301,834)      (168,834)      (198,721)
  Surrendered against payment by Ciba......................       (767,740)            --             --
  Exercised................................................       (669,801)      (393,882)      (842,040)
                                                             -------------  -------------  -------------
Outstanding options at December 31,........................      5,834,413      4,946,884      4,342,618
                                                             -------------  -------------  -------------
Exercisable options at December 31,........................      2,214,947      2,566,805      1,972,065
Average exercise price of outstanding options at December
 31,.......................................................  $       59.03  $       51.28  $       45.03
Average exercise price of options exercised during
 the year..................................................  $       42.42  $       32.80  $       26.22
Average exercise price of options granted during
 the year..................................................  $       65.32  $       70.67  $       61.93

    EMPLOYEE STOCK PURCHASE PLAN

    Chiron has a stock purchase plan in which eligible employees may participate through payroll deductions. A total of 1,750,000 shares have been reserved for issuance under the plan, of which 954,118 shares were available for purchase at December 31, 1995. At the end of each quarter, funds

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 8 -- STOCKHOLDERS' EQUITY (CONTINUED) deducted from participating employees' salaries are used to purchase common stock at 85 percent of the lower of market value at the quarterly purchase date or the employees' eligibility date for participation. Purchases of shares made under the plan were 172,665 in 1995, 157,891 in 1994 and 121,840 in 1993.

    COMMON STOCK WARRANTS

    As a result of the acquisition of Cetus, the following warrants to purchase Chiron common stock are outstanding at December 31, 1995:

  NUMBER OF    EXERCISE
   SHARES        PRICE        EXPIRATION DATE
-------------  ---------  -----------------------
     291,938   $   95.33        December 15, 1996
     150,000       52.50        December 31, 1998

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

NOTE 9 -- INCOME TAXES

    COMPONENTS OF PRE-TAX EARNINGS

    For financial reporting purposes, "Income (loss) before income taxes" includes the following components for the years ended December 31,:

                                                                        1995        1994        1993
                                                                    ------------  ---------  ----------
                                                                              (IN THOUSANDS)
United States.....................................................  $   (492,842) $  36,829  $   33,331
Foreign...........................................................         2,068     (4,832)    (10,244)
                                                                    ------------  ---------  ----------
                                                                    $   (490,774) $  31,997  $   23,087
                                                                    ------------  ---------  ----------
                                                                    ------------  ---------  ----------

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 9 -- INCOME TAXES (CONTINUED)
    COMPONENTS OF PROVISION FOR INCOME TAXES

    Significant components of the provision for income taxes are as follows for the years ended December 31,:

                                                                       1995         1994        1993
                                                                   ------------  ----------  ----------
                                                                              (IN THOUSANDS)
Current:
  Federal........................................................  $         --  $   10,741  $     (290)
  State..........................................................         1,807       2,227        (144)
  Foreign........................................................         9,901         266         457
                                                                   ------------  ----------  ----------
                                                                         11,708      13,234          23
Deferred:
  Federal........................................................            --          --       1,113
  State..........................................................            --          --          --
  Foreign........................................................         1,260          --          --
                                                                   ------------  ----------  ----------
                                                                          1,260          --       1,113
Charge in lieu of taxes resulting from recognition of acquired tax benefits that are allocated to reduce noncurrent intangible
 assets related to the acquired entity...........................         8,721         438       3,567
                                                                   ------------  ----------  ----------
Total provision..................................................  $     21,689  $   13,672  $    4,703
                                                                   ------------  ----------  ----------
                                                                   ------------  ----------  ----------

    The tax benefit related to tax deductions for the Company's stock option plans is recorded as an increase to paid-in capital when realized. Tax benefits of approximately $0.9 million in 1995, $9.9 million in 1994 and none in 1993 were realized.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                               December 31, 1995

NOTE 9 -- INCOME TAXES (CONTINUED)
    RATE RECONCILIATION

    The reconciliation of the provision for income taxes, computed at the statutory United States income tax rate, to the reported amounts is as follows for the years ended December 31,:

                                                                         1995        1994       1993
                                                                     ------------  ---------  ---------
                                                                               (IN THOUSANDS)
Federal tax provision (benefit) at statutory rates.................  $   (171,771) $  11,199  $   8,080
Tax effect of write-off of purchased in-process
 technology........................................................       127,850     --         --
State taxes, net of federal benefit................................         4,895      2,300       (144)
Foreign income taxes...............................................        16,794        266        457
Losses of foreign subsidiaries not providing benefit in current
 year..............................................................          (724)     2,247      4,020
Amortization of intangible assets..................................           696        927      1,006
Effect of net operating loss carryforward..........................        31,691     --         (6,569)
Nontaxable earnings of joint business..............................       --          (2,547)    --
Nondeductible expenses related to Ciba transaction.................         9,308        875     --
Utilization of deferred tax assets not previously
 benefited.........................................................       --          (2,246)    (2,549)
Other..............................................................         2,950        651        402
                                                                     ------------  ---------  ---------
Provision for income taxes.........................................  $     21,689  $  13,672  $   4,703
                                                                     ------------  ---------  ---------
                                                                     ------------  ---------  ---------

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 9 -- INCOME TAXES (CONTINUED)
    SUMMARY OF DEFERRED INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and the tax effects of net operating loss and credit carryforwards. Significant components of the Company's deferred income tax liabilities and assets are as follows:

                                                                                     DECEMBER 31,
                                                                              --------------------------
                                                                                  1995          1994
                                                                              ------------  ------------
                                                                                    (IN THOUSANDS)
Deferred income tax liabilities:
  Basis differences -- purchase accounting..................................  $     19,537  $     10,214
  Patent costs expensed for tax purposes....................................         7,205         5,981
  Other.....................................................................         5,036            --
                                                                              ------------  ------------
                                                                                    31,778        16,195
Deferred income tax assets:
  Basis differences -- purchase accounting and intangibles..................        89,074        93,328
  Depreciation and purchased technologies...................................        22,345         8,155
  Reserves and expense accruals.............................................        43,458        16,063
  Net operating loss carryovers.............................................       128,681        22,659
  Business credit carryforwards.............................................        26,162        10,182
  Other.....................................................................        12,498        13,518
                                                                              ------------  ------------
                                                                                   322,218       163,905
  Less valuation allowance..................................................      (286,757)     (147,710)
                                                                              ------------  ------------
                                                                                    35,461        16,195
                                                                              ------------  ------------
Net deferred income tax asset...............................................  $      3,683  $    --
                                                                              ------------  ------------
                                                                              ------------  ------------

    The net change in the valuation allowance for the years ended December 31, 1995 and 1994, was an increase of $139.0 million and a decrease of $13.9 million, respectively.

    Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1995, will be allocated as follows:

                                                                                          (IN THOUSANDS)
Income tax benefit......................................................................   $    209,192
Goodwill and other noncurrent intangible assets.........................................         38,809
Additional paid-in capital..............................................................         38,756
                                                                                          --------------
                                                                                           $    286,757
                                                                                          --------------
                                                                                          --------------

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 9 -- INCOME TAXES (CONTINUED)
    TAX OPERATING LOSS AND CREDIT CARRYFORWARDS

    The following presents the carryforwards as of December 31, 1995 which are available to offset future income tax liabilities:

                                                                                          (IN THOUSANDS)
Federal net operating loss carryforwards expiring from 2002 through 2010................   $    237,181
State net operating loss carryforwards expiring from 1996 through 2010..................        115,398
Foreign net operating loss carryforwards principally carried forward indefinitely.......        104,797
Federal tax credit carryforwards expiring from 1997 through 2009........................         16,717
State tax credit carryforwards expiring from 1997 through 2010..........................          9,445

NOTE 10 -- OTHER INCOME (EXPENSE), NET
    Other income (expense), net, for each of the three years ended December 31, consists of the following:

                                                                        1995        1994       1993
                                                                     ----------  ----------  ---------
                                                                              (IN THOUSANDS)
Interest and dividend income.......................................  $   22,301  $   20,343  $  16,154
Capitalized interest...............................................         420       4,405      1,857
Interest expense and related costs on convertible debentures.......     (17,827)    (16,782)    (8,861)
Write-downs of investments.........................................          --     (11,607)        --
Other interest expense.............................................     (12,535)     (3,404)    (3,366)
Net realized gain (loss) on sale of debt securities................      (3,037)     (2,234)     1,276
Realized/unrealized gain (loss) on foreign exchange transactions...        (193)        156       (405)
Other..............................................................       2,525      (1,280)     1,294
                                                                     ----------  ----------  ---------
                                                                     $   (8,346) $  (10,403) $   7,949
                                                                     ----------  ----------  ---------
                                                                     ----------  ----------  ---------

NOTE 11 -- GEOGRAPHIC AREA INFORMATION
    Chiron operates in the global healthcare industry in four major markets: diagnostics, ophthalmics, vaccines and therapeutics. The Company is a multinational corporation with operations in many countries including the United States, Canada, France, Germany, the United Kingdom, Italy, The Netherlands and Australia. Transfers between geographic areas represent intercompany sales and are accounted for based on established sales prices between related companies. In computing earnings from operations for foreign subsidiaries, no allocations of general corporate expenses or interest have been made. Identifiable assets of foreign geographic areas relate to the operating assets of the Company's subsidiaries in those countries. Domestic assets consist of all operating assets of the Company located within the United States.

    Results of foreign operations for 1995 consist of ophthalmic and oncology sales in addition to sales of vaccines and diagnostic products. Results of foreign operations for 1994 and 1993 consist primarily of ophthalmic and oncology product sales.

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 11 -- GEOGRAPHIC AREA INFORMATION (CONTINUED)
    Information about the Company's operations in different geographic areas for the three years ended December 31, 1995, is as follows:

                            DOMESTIC       EUROPE     ASIA/PACIFIC   OTHER    ELIMINATIONS  CONSOLIDATED
                          -------------  -----------  -----------  ---------  ------------  -------------
                                                          (IN THOUSANDS)
1995:
  Sales to unaffiliated
   customers............  $     592,524  $   348,392  $   136,668  $  22,998   $   --       $   1,100,582
  Transfers between
   geographic areas.....        178,084       46,819          586     --         (225,489)       --
                          -------------  -----------  -----------  ---------  ------------  -------------
  Total revenue.........        770,608      395,211      137,254     22,998     (225,489)      1,100,582
  Net loss..............       (453,524)     (37,234)      (1,222)    (4,898)     (15,585)       (512,463)
  Identifiable assets...      1,901,145      292,628       87,684     12,272     (803,531)      1,490,198
1994:
  Sales to unaffiliated
   customers............  $     379,917  $    65,569  $     5,322  $   3,171   $   --       $     453,979
  Transfers between
   geographic areas.....         22,919        1,108        1,370     --          (25,397)       --
                          -------------  -----------  -----------  ---------  ------------  -------------
  Total revenue.........        402,836       66,677        6,692      3,171      (25,397)        453,979
  Net income (loss).....         25,356       (3,456)        (732)    (1,327)      (1,516)         18,325
  Identifiable assets...      1,091,648       62,034        1,345     (1,017)    (104,268)      1,049,742
1993:
  Sales to unaffiliated
   customers............  $     266,671  $    40,829  $     4,932  $   5,103   $   --       $     317,535
  Transfers between
   geographic areas.....         22,917       11,585        1,189     --          (35,691)       --
                          -------------  -----------  -----------  ---------  ------------  -------------
  Total revenue.........        289,588       52,414        6,121      5,103      (35,691)        317,535
  Net income (loss).....         29,114      (12,410)        (130)       144        1,666          18,384
  Identifiable assets...      1,038,047       17,604        2,043      1,006      (90,103)        968,597

    Revenues by customer location, including both local revenues and exports from other locations, were as follows:

                                                                         YEAR ENDED DECEMBER 31,
                                                                 ---------------------------------------
                                                                     1995          1994         1993
                                                                 -------------  -----------  -----------
                                                                             (IN THOUSANDS)
North America..................................................  $     502,090  $   344,569  $   233,940
Europe.........................................................        367,521       86,804       66,286
Asia and Pacific Basin.........................................        169,367       17,982       15,810
South America, Africa and Other................................         61,604        4,624        1,499
                                                                 -------------  -----------  -----------
                                                                 $   1,100,582  $   453,979  $   317,535
                                                                 -------------  -----------  -----------
                                                                 -------------  -----------  -----------

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 12 -- LEGAL PROCEEDINGS
    The Company is involved in litigation in the ordinary course of its business. While the ultimate outcome of litigation cannot be accurately predicted, based upon information presently known to management, the Company does not believe that the ultimate resolution of any such litigation matter, including the matters described below, should have a material adverse effect upon its financial statements as presented herein.

    ABBOTT LABORATORIES. On December 13, 1993, Chiron filed a patent infringement action against Abbott in the United States District Court for the Northern District of California. The suit, which alleges infringement of Chiron's U.S. Patent No. 5,156,949 ("the '949 patent"), claiming the use of recombinant envelope antigens in immunoassays for HIV antibodies, is based on Abbott's sale of unlicensed HIV immunoassay tests which are believed to fall within the scope of one or more patent claims. Abbott is defending this suit on the basis of invalidity and non-infringement. Chiron is requesting unspecified damages and injunctive relief. Cross motions for summary judgment on Abbott's defenses of inequitable conduct and prior invention were filed. After argument, the Court granted portions of Chiron's motion but denied Abbott's motion for summary judgment. Subsequently, the United States Patent & Trademark Office declared an interference between the '949 patent and an application owned by Centocor and the U.S. government. Chiron is the junior party. The Court refused Abbott's request to stay the litigation pending resolution of the interference and has scheduled a trial for April 7, 1996.

    On April 26, 1994, Abbott filed suit against Chiron in the United States District Court for the Northern District of Illinois, Eastern Division, alleging that the Company has, by making, using and selling nucleic acid hybridization assays, infringed three U.S. patents owned by third parties and licensed to Abbott. Abbott is seeking injunctive relief and damages in an unspecified amount. The Company believes that it has substantial defenses and is defending this suit vigorously. Trial is currently scheduled for July 15, 1996.

    ALLERGAN MEDICAL OPTICS. On December 8, 1992, Allergan Medical Optics filed a lawsuit in the United States District Court for the Central District of California against Chiron and Chiron Intra-
Optics (now Chiron Vision) (together, "Chiron"). The complaint alleged that a mechanical inserter used to place the Chiron foldable intraocular lens in the eye during cataract surgery infringes a patent licensed exclusively to Allergan. Allergan sought an injunction against sales of the inserter, damages in an unspecified amount, and attorneys' fees. On November 27, 1995, Chiron Vision and Allergan reached a settlement in the lawsuit. Chiron signed a Final Consent Judgment in exchange for a license to the subject patent.

    ADVANCED CHEMTECH. On August 11, 1994, Advanced ChemTech, Inc. brought a lawsuit against Chiron in the United States District Court for the Western District of Kentucky, Louisville Division, asserting that certain Chiron patents relating to peptide mixtures are invalid and unenforceable and that Chiron has engaged in unfair competition and unfair business practices in asserting its patent rights. Advanced ChemTech is asking the Court to: (1) find that the patent at issue is invalid and unenforceable; (2) find that Advanced ChemTech does not infringe the patents; and (3) award damages according to proof. Chiron has answered and counterclaimed for infringement of its patents. Chiron believes that it has substantial defenses against the claims asserted by Advanced ChemTech.

    DANIEL W. BRADLEY. On December 20, 1994, Dr. Daniel W. Bradley, a former scientist at the U.S. Centers for Disease Control (the "CDC") brought suit in the United States District Court for the Northern District of California against Chiron, Ortho, certain employees of Chiron, and the United

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 12 -- LEGAL PROCEEDINGS (CONTINUED)
States government. Subsequently, Bradley dismissed the United States as a defendant. Bradley, who collaborated with Chiron scientists on research that led to the discovery of HCV, alleges he had been wrongly excluded as an inventor of HCV. He requests various forms of relief, including declarations that he is an inventor of Chiron's patents related to HCV and that these patents are unenforceable. Bradley further seeks monetary damages and a constructive trust on all past and future profits derived from Chiron's HCV invention, which are estimated by Bradley to be in excess of $1 billion, as well as penalties under federal and state Racketeering and Corrupt Organization (RICO) statutes. Chiron believes Bradley's claims to inventorship and his suit are without merit and that substantial defenses exist. In 1990, Bradley and the CDC entered into a settlement agreement regarding their respective claims of inventorship under which any rights either might have were assigned to Chiron. Chiron believes that the settlement agreement is valid and bars substantially all of the claims in the subject litigation. Chiron and the other defendants filed a motion to dismiss Bradley's First Amended Complaint. The Court dismissed Bradley's complaint for failure to state a claim upon which relief can be granted, but allowed Bradley to file an amended complaint. Chiron has filed a motion to dismiss Bradley's Second Amended Complaint.

    CARNEGIE MELLON UNIVERSITY. On August 20, 1994, Carnegie Mellon University and Three Rivers Biologicals, Inc. brought a lawsuit in the United States District Court for the Western District of Pennsylvania against Hoffmann-La Roche, Inc., Roche Molecular Systems, Inc., the Perkin-Elmer Corporation, Chiron and its wholly-owned subsidiary, Cetus Oncology Corporation, claiming that the defendants infringed certain United States patents relating to plasmids for the expression of DNA Polymerase I and to plasmids providing for nick-translation activity. Carnegie Mellon and Three Rivers Biologicals are seeking a finding that the defendants willfully infringed the patents at issue, injunctive relief and damages according to proof. All defendants have answered the complaint. Venue of the case was changed to the Northern District of California on motion by Chiron. Discovery is ongoing. The facts of the case, including potential indemnification rights or obligations among the defendants, are currently under review. However, Chiron believes that it and Cetus have significant defenses.

    EVANS. On November 8, 1995, the Tribunal of Brescia, an Italian Court, dismissed a lawsuit brought by Evans Medical Limited (a division of Medeva plc) ("Evans") against Chiron's Italian vaccine business, Biocine S.p.A., and against Nuova Chimica Medica s.r.l., a distributor. Evans sought injunctive relief via an emergency procedure. The suit alleged that the p69 antigen used in Biocine S.p.A.'s recombinant acellular pertussis vaccines
(Acelluvax-Registered Trademark- and Acelluvax-Registered Trademark- DTP) infringed Evans' Italian counterpart to its European patent No. 162,639 ("the '639 patent"). This patent is licensed by Evans exclusively to SmithKline Beecham Biologicals S.A. Counterpart patents are pending or have been issued in other jurisdictions, including the United States. Earlier in the year, Evans had brought a similar proceeding against Biocine S.p.A. and its distributor for emergency injunctive relief in the same Court. Following a June 26, 1995 hearing, Evans abandoned that proceeding.

    Biocine S.p.A. previously had opposed issuance of the '639 patent before the European Patent Office ("EPO") and has appealed the finding reached by the EPO in that opposition proceeding. Biocine S.p.A. filed an action against Evans in Milan on October 23, 1995 alleging invalidity of the same patent that formed the basis for the two Italian suits discussed above. Biocine S.p.A. later filed a claim against Evans for non-infringement with the Milan Court. Evans' response to the Milan actions

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 12 -- LEGAL PROCEEDINGS (CONTINUED) was filed in February 1996. Also in February 1996, Biocine S.p.A. filed an action alleging invalidity and non-infringement of Evans' Dutch equivalent to the '639 patent in The Netherlands. Chiron believes that it does not infringe any valid claim in the '639 patent or in its foreign counterparts.

    MUREX DIAGNOSTICS, LTD. In a series of actions, the first of which was brought on March 2, 1992, Chiron, together with Ortho and Ortho Diagnostic Systems, Ltd. (collectively, "Ortho"), filed suit in the High Court for England and Wales against Murex Diagnostics, Ltd. ("Murex"), alleging infringement of Chiron's U.K. Patent No. 2,212,511 ("the '511 patent") as a result of Murex's manufacture and sale of HCV immunoassay kits in the U.K. Murex is a subsidiary of International Murex Technologies Corp., a Canadian company. Chiron and Ortho sought injunctive relief and unspecified damages. On May 27, 1994, the High Court granted judgment for Chiron and Ortho, holding the '511 patent valid and infringed, and ordered Murex to pay damages in an amount to be determined. Both Murex and the Chiron/Ortho parties appealed various aspects of the High Court's judgment. Chiron's and Ortho's request for an injunction was granted on November 30, 1994. Following an interim damages inquiry which was held in February 1996, the Court ordered Murex to pay L6 million (approximately $9 million) to Chiron/Ortho by February 23, 1996. On February 22, 1996, Murex, which had changed its name to Specialist Diagnostics, Ltd., filed a petition for voluntary liquidation. There can be no assurance when or whether Chiron and Ortho will be able to collect this damage award. A damages inquiry is scheduled for July 1996.

    In a series of rulings on November 2 and 7, 1995, the U.K. Court of Appeal held that, with the exception of one claim, the '511 patent is valid and that Chiron could amend the patent and proceed with the damages inquiry. The parties have applied for leave to appeal to the House of Lords.

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

    Infringement proceedings against Murex on German and European patents corresponding to the '511 patent also have been filed by Chiron and Ortho in Germany, Italy, The Netherlands and Belgium. On January 23, 1995, Chiron and Ortho were granted an injunction in Germany. On May 8, 1995, Chiron was granted a cross-border preliminary injunction by the Dutch Court preventing infringement by Murex and certain of its affiliates covering The Netherlands, Belgium, France, Spain and Luxembourg. Murex has brought an action in Australia seeking revocation of the Australian counterpart of the '511 patent. Chiron has counterclaimed for infringement. That matter is scheduled for trial in June of 1996.

    ORGANON TEKNIKA, LTD. On May 4, 1994, Chiron instituted summary legal proceedings against Organon Teknika, B.V., Akzo Pharma, B.V., subsidiaries of Akzo N.V. (all subsidiaries of Akzo N.V. (collectively referred to as "Organon")), and United Biomedical, Inc. ("UBI"), the supplier of Organon's HCV antigens and kits, in the District Court of the Hague, The Netherlands, alleging infringement of European Patent No. 318,216 ("the '216 patent") as a result of the defendants' manufacture and sale of HCV immunoassay kits. On July 22, 1994, Chiron was granted a cross-border preliminary injunction against further infringement, including sale of the UBI kit, by Organon in Austria, Belgium, Switzerland, Germany, Spain, France, Italy, Liechtenstein, Luxembourg, The Netherlands and Sweden. Organon and UBI appealed the injunction. The '216 patent is a counterpart of the British '511 patent. Infringement proceedings brought by Chiron and Ortho were also pending against

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 12 -- LEGAL PROCEEDINGS (CONTINUED)
Organon in Italy and Belgium (based on the '216 patent), and consolidated with the actions against Murex, described above. Chiron, Ortho, and Organon settled all European HCV litigation on October 9, 1995, and Chiron and Ortho were compensated for past infringement. UBI did not participate in the settlement, and has been ordered to pay Ortho Ltd. damages by the U.K. Court of Appeal, along with Murex, as described above. A damages inquiry has not yet been scheduled.

    SICOR. In April 1991, Alco Chemicals, Ltd. ("Alco") and Sicor, S.p.A. ("Sicor"), former suppliers of bulk doxorubicin to Cetus Ben Venue Therapeutics ("CBVT"), filed suit in the United States District Court for the Northern District of California against Cetus Oncology Corporation ("Cetus"), Ben Venue Laboratories, Inc. ("Ben Venue"), CBVT and Erbamont, Inc. ("Erbamont") and its affiliates. Plaintiffs claim that they had distribution and supply agreements with CBVT relative to a product called doxorubicin hydrochloride. Sicor had been prevented from manufacturing product for CBVT since September 1990. In March 1991, CBVT entered into an agreement with Erbamont which provided for, among other things, the settlement of several legal proceedings then pending relating to Erbamont's alleged doxorubicin proprietary rights, and the exclusive supply of doxorubicin to CBVT by Erbamont. The Sicor complaint alleges breach of the CBVT contract to purchase bulk doxorubicin from Sicor, as well as antitrust violations and interference with contract and prospective advantage, and sought unspecified damages. Plaintiffs assert in separate counts against all of the Cetus parties that their contracts with CBVT have been breached, that inducement of such breaches has been tortious, that plaintiffs' prospective economic relations have been tortiously frustrated, that the Cetus parties are indebted to plaintiffs on past accounts said to relate to the joint financing of earlier litigation, and that plaintiffs' distribution and supply of doxorubicin has been foreclosed by reason of violations of the federal antitrust laws. Cetus has denied any entitlement to recovery in this lawsuit and has filed a counterclaim against the plaintiffs for fraud and breach of contract based on Sicor's failure to deliver the bulk product. Sicor's antitrust claims have been dismissed on motion and Sicor has dismissed its claims against Erbamont. Sicor filed a summary judgment motion with respect to the counterclaims of the Cetus parties. On February 2, 1996, the District Court granted that motion in an opinion which the Company is currently studying. The Company believes it has substantial defenses to the Sicor claims. A related arbitration before the International Chamber of Commerce in New York brought by Sicor against Chiron, Cetus, and Ben Venue has been stayed pending the resolution of the Cetus parties' counterclaims in the litigation described above.

    In February 1995, Sicor and Alco filed a further action in the United States District Court for the Northern District of California against CBVT for amounts allegedly owed by CBVT to Sicor and Alco for the supply of doxorubicin, plus interest and attorneys' fees. This case has been assigned to the same judge as the above-referenced District Court case. The Company believes that it has significant defenses to these claims.

    SCRIPPS CLINIC. The Company is defending a lawsuit filed on November 8, 1983, by the Scripps Clinic and Research Foundation and Revlon, Inc., in the United States District Court for the Northern District of California alleging that Chiron's research program to synthesize a protein associated with human blood clotting ("Factor VIII:C") through genetic engineering techniques infringes plaintiffs' rights under a patent for purified Factor VIII:C. The suit seeks an injunction against further infringement, an accounting, compensatory damages of at least $10 million and punitive damages in the same amount. After the trial court granted summary judgment in favor of Chiron, the plaintiffs appealed. Appeal Nos. 89-1541, -1542, -1543, -1646 and -1647 were filed in the United States Court of Appeals for the Federal Circuit. The Appellate Court reversed the trial court, finding that summary judgment

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 12 -- LEGAL PROCEEDINGS (CONTINUED) was not appropriate and directing that a number of issues be tried, including the issues of inequitable conduct on the part of Scripps, patent validity, and patent infringement. No trial date has been set and it is unclear when a date will be set. Chiron intends to vigorously assert its defenses at trial.

    SUMMIT. On September 29, 1994, Summit Technology Ireland B.V., a subsidiary of Summit Technology, Inc., a manufacturer of ophthalmic lasers, filed a patent infringement action in the Regional Court of Dusseldorf, Germany, against two German subsidiaries of Chiron Vision (Chiron Technolas and Chiron Adatomed), and their respective managing directors. The suit alleged that the manufacture and sale in Germany of the Technolas-Registered Trademark-
Keracor-Registered Trademark- '116 excimer laser infringed the German counterpart of a European patent held by Summit. Summit sought injunctive relief and damages which it estimated at Deutsche mark 2 million. On August 3, 1995, the German Court granted judgment in favor of Summit, granted an injunction against defendants' further infringement and awarded damages for past infringement in an amount to be determined. On September 1, 1995, Summit enforced the judgment and the injunction by posting security in the amount of Deutsche mark 2 million. The Company's appeal of the Regional Court's decision is pending. Chiron Technolas, Chiron Vision's sole source of ophthalmic lasers, continues to manufacture ophthalmic excimer lasers, which are distributed by Chiron Vision and its subsidiaries. The Company believes these activities are outside the scope of the judgment and injunction of the German Regional Court. The Company has also initiated a separate judicial action in Germany seeking to invalidate Summit's patent.

    AMERICAN HOME PRODUCTS. On April 27, 1995, American Home Products Corporation ("AHP") filed suit against Chiron in the Superior Court in New Castle County, Delaware, claiming compensatory, consequential and punitive damages based on an alleged breach and repudiation by Chiron of a contract pursuant to which Chiron had agreed to purchase certain assets from AHP. The case has been settled and was ordered dismissed on December 2, 1995.

    BRILLIANT TRADING CO., WOLFSON. Following the announcement by Chiron of the signing of a definitive agreement to acquire Viagene, Inc. ("Viagene"), two lawsuits purporting to be class actions were filed on April 24 and May 1, 1995, respectively, in the Court of Chancery of the State of Delaware against named directors and officers of Viagene and against Viagene and Chiron. In one case, Chiron is sued on a theory that it aided and abetted alleged breaches of fiduciary duty by Viagene's directors and officers in approving the proposed acquisition by Chiron. In the other case, Chiron is sued for alleged breaches of fiduciary duty as a controlling stockholder of Viagene. Plaintiffs seek declaratory and injunctive relief, an accounting and costs and disbursements. Defendants have received an open extension of time to answer or otherwise respond. Chiron believes these suits are without merit.

    STOCKHOLDER LITIGATION. In November 1994, Chiron, its directors, and certain of its officers were sued in three essentially identical actions filed as class actions on behalf of Chiron stockholders, alleging that the directors had violated their fiduciary duty by failing to maximize stockholder value in connection with the series of transactions affected with Ciba which were announced on November 20, 1994, by, among other things, not taking all possible steps to seek out and encourage the best offer for the Company once the Company had been put in play. Two of the actions filed respectively on November 14, 1994 and November 22, 1994 (HANNA V. CHIRON CORP., ET AL., C.A. No. 13874, and DEZUBE
V. CHIRON CORPORATION ET AL., C.A. 13896) were filed in the Court of Chancery of the State of Delaware in and for New Castle County. The complaints in both cases ask for injunctive relief, rescission and attorneys' fees. Plaintiff in the HANNA action additionally seeks damages in an unspecified amount. Plaintiff in the DEZUBE action additionally seeks an accounting. The complaints have been answered

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 12 -- LEGAL PROCEEDINGS (CONTINUED) by all defendants, who deny the material allegations of the complaints. The third action was filed in the Superior Court of California, Alameda County, Northern Division, on December 1, 1994 (PERERA ET AL., V. CHIRON CORPORATION ET AL., C.A. No. 744522-2). Plaintiff sought injunctive and declaratory relief, and an accounting, costs and disbursements, including attorneys' and experts' fees, and other relief.

    On October 17, 1995, the PERERA plaintiffs commenced a new action (the "Federal Action") in the United States District Court for the Northern District of California, against the same defendants and Ciba-Geigy, Ltd., Ciba-Geigy's Chairman Alex Krauer, Ciba-Geigy Corporation, and Ciba Biotech Partnership, Inc. (collectively, the "Ciba Defendants"). The Federal Action asserts both state and federal claims, including a claim under Sections 10(b), 14(d) and 14(e) of the Securities Exchange Act of 1934, and seeks damages and injunctive relief. On October 23, 1995, in light of the filing of the Federal Action, the PERERA action was dismissed by stipulation of the parties.

    Plaintiffs and all of the defendants other than the Ciba Defendants have entered into an agreement to settle the Federal Action on a class-wide basis, subject to approval by the Court. Under the terms of that settlement agreement, Chiron will pay plaintiffs' counsel up to $300,000 in attorneys fees and expenses, as may be awarded by the Court, and will pay the costs of class notice. Chiron has no other financial obligations under the settlement agreement, which also contemplates that the HANNA and DEZUBE actions will be dismissed as moot following approval of the settlement and dismissal of the Federal Action. It is presently expected that the settlement will be presented to the District Court for preliminary approval at a status conference in March 1996, and that a final approval hearing will be scheduled within two months thereafter, following notice to the plaintiff class.

NOTE 13 -- QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                            1995
                                                    ----------------------------------------------------
                                                      DEC. 31      SEPT. 30      JUNE 30      MAR. 31
                                                    -----------  ------------  -----------  ------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..........................................  $   325,897  $    274,688  $   281,752  $    218,246
Gross margin......................................      145,846       127,798      139,786        93,627
Net income (loss).................................       17,592      (145,107)         830      (385,778)
Net income (loss) per share.......................         0.40         (3.59)        0.02         (9.64)


                                                                            1994
                                                    ----------------------------------------------------
                                                      DEC. 31      SEPT. 30      JUNE 30      MAR. 31
                                                    -----------  ------------  -----------  ------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..........................................  $   134,280  $    128,207  $   100,111  $     91,381
Gross margin......................................       46,918        45,476       31,603        23,760
Net income (loss).................................       (4,169)       12,567        5,110         4,817
Net income (loss) per share.......................        (0.13)         0.37         0.15          0.14

    The Company believes that quarterly results are not necessarily indicative of results for a full year; therefore, the Company should be evaluated on the basis of annual financial information.

    As discussed in Notes 2 and 3, the first quarter of 1995 included a $230.7 million write-off of purchased in-process technology related to the acquisitions of CCD, Ciba's interest in Chiron Biocine Company and Biocine S.p.A., and IOLAB. The first quarter also included other charges related to the

                               CHIRON CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 13 -- QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)
Ciba transaction totaling $49.5 million, and restructuring-related charges of $37.6 million. The third quarter of 1995 included a $130.3 million write-off of purchased in-process technology related to the Viagene acquisition.

    The fourth quarter of 1994 included a charge to earnings of $11.6 million to write-down the carrying value of investments in marketable equity securities of Viagene and Cephalon.

NOTE 14 -- SUBSEQUENT EVENT
    On February 17, 1996, Chiron and Behringwerke AG, a subsidiary of Hoechst AG, reached an agreement whereby Chiron will purchase a 49 percent interest in the human vaccine business of Behringwerke AG for Deutsche mark 171.5 million in cash. Under the terms of the agreement, Chiron has an option to purchase the remaining 51 percent interest in March 1998, 1999, 2000 or 2001 and Behringwerke AG has the option to have Chiron acquire the remaining 51 percent interest in March 2001. During the period of mutual ownership, Chiron and Behringwerke AG will operate the vaccine business as a joint venture. Chiron will report its share of the joint venture's results as equity in earnings of unconsolidated joint businesses. Consummation of the transaction is subject to certain conditions, including regulatory approvals and customary conditions prior to closing.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Chiron Corporation:

    We have audited the accompanying consolidated balance sheets of Chiron Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying consolidated statements of operations, stockholders' equity and cash flows of Chiron Corporation and subsidiaries for the year ended December 31, 1993, were audited by other auditors whose report thereon dated February 25, 1994, expressed an unqualified opinion on those statements.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chiron Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

San Francisco, California
February 20, 1996

                               CHIRON CORPORATION
                          MARKET PRICE OF COMMON STOCK

    The common stock of Chiron Corporation is traded in the NASDAQ National Market System under the symbol CHIR. As of December 31, 1995, there were 8,078 holders of record of Chiron common stock, 846 remaining holders of record of Cetus common stock and 45 remaining holders of record of Viagene common stock. The Company has declared no cash dividends since its inception and does not expect to pay any dividends in the foreseeable future. The quarterly high and low closing sales price of Chiron common stock for 1995 and 1994 are shown below.

                                                                                   1995                     1994
                                                                           ---------------------    --------------------
                                                                             HIGH         LOW         HIGH        LOW
                                                                           ---------    --------    --------    --------
First Quarter...........................................................   $  81        $ 51 3/4    $ 96        $ 63 1/2
Second Quarter..........................................................      68 3/4      47 3/4      69 1/2      53 3/4
Third Quarter...........................................................     101 3/4      62 1/2      74 1/4      50 3/4
Fourth Quarter..........................................................     113 3/4      83          85          56 1/4