Form 10-K, Exhibit 13
period 1996-12-29
CHIRON CORP
filed 1997-03-31
CIK 706539

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

    THE DISCUSSION BELOW CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES RELATING TO THE FUTURE FINANCIAL PERFORMANCE OF CHIRON CORPORATION (THE "COMPANY" OR "CHIRON"), AND ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, STOCKHOLDERS AND INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED UNDER THE CAPTION "FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS" WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCES OF UNANTICIPATED EVENTS.

    Chiron is a diversified, science-driven, market-directed healthcare company that applies biotechnology and other techniques of modern biology and chemistry to develop, produce and sell products intended to improve the quality of life by diagnosing, preventing and treating human disease. Chiron participates in four human healthcare markets: (i) diagnostics, including blood screening tests, automated immunodiagnostic systems, critical blood analyte systems and new quantitative probe tests; (ii) therapeutics, with an emphasis on oncology, serious infectious diseases and critical care diseases; (iii) adult and pediatric vaccines; and (iv) ophthalmic surgical products, including instruments and devices used for the surgical correction of vision and intraocular implants to deliver drugs to the eye. Chiron also develops or acquires new technologies, employing these technologies to discover new products for the Company or for its partners.

BUSINESS COMBINATIONS

    AGREEMENTS WITH NOVARTIS AG ("NOVARTIS")

    As discussed further in Note 2 of the Notes to Consolidated Financial Statements (collectively, the "Notes"), effective January 1, 1995, under a series of agreements between Chiron and Novartis, successor to Ciba-Geigy Ltd. ("Ciba"), including an investment agreement, a cooperation and collaboration agreement and a governance agreement (collectively the "Agreements"), Novartis increased its ownership interest in Chiron common stock to 49.9 percent (now approximately 46 percent as a result of subsequent stock issuances to parties other than Novartis). At the same time, Chiron acquired from Novartis all of the outstanding common stock of Chiron Diagnostics Corporation ("Chiron Diagnostics"), formerly Ciba Corning Diagnostics Corp., and Novartis' interest in Chiron Vaccines Company ("Chiron Vaccines"), formerly Chiron Biocine Company, and Chiron S.p.A., formerly Biocine S.p.A., in exchange for 26.4 million newly-issued Chiron common shares and a cash payment of $23.5 million. The acquisitions of Chiron Diagnostics and Novartis' interests in Chiron Vaccines and Chiron S.p.A. were accounted for under the purchase method of accounting and resulted in a $222.9 million charge in 1995 against earnings for purchased in-process technology. The results of operations of Chiron Diagnostics, Chiron S.p.A. and Chiron Vaccines are included in Chiron's consolidated operating results from January 1, 1995, forward. Chiron's share of the operating results of Chiron S.p.A. and Chiron Vaccines were included in the Company's 1994 results under the equity method of accounting.

    In connection with the Agreements, Novartis agreed to guarantee $425.0 million of new debt for Chiron, agreed to provide $250.0 million (which may be increased to $300.0 million subject to certain reductions in the debt guarantee) over five years in support of research at Chiron and provided Chiron with the option to issue up to $500.0 million of new equity to Novartis.

    During 1995, Chiron and Novartis entered into a limited liability company agreement ("the Research Funding Agreement") to utilize research funding to be provided by Novartis. Under the terms of the agreement, Novartis will fund from time to time through December 31, 1999, at Chiron's request, research and development costs for adult vaccines, pediatric vaccines and insulin-like growth factor-1 ("IGF-1"). Annual funding amounts are subject to certain limitations. In return, Novartis will receive an interest in a stream of variable royalties from future worldwide sales of certain adult vaccines, certain pediatric vaccines and IGF-1. Royalties will be paid for a minimum period of ten years, subject to an extension under certain conditions, following the later of October 1, 2001, or the date of the first commercial sale of individual products covered by the agreement. In addition, Novartis will also receive an interest in promotional rights, in countries other than in North America and Europe, for certain adult vaccines.

    Under the terms of the Research Funding Agreement, Chiron was granted an option through December 31, 2001, to repurchase Novartis' interest, at cost plus an agreed-upon return, as defined in the agreement. In addition, if Chiron chooses to exercise the option, Novartis will receive an option to acquire certain exclusive marketing rights, in countries other than those in North America and Europe, with respect to certain adult vaccines in countries in which Novartis has exercised its co-promotion rights. Pursuant to the agreement, Chiron recognized $72.0 million and $27.0 million of funding from Novartis during 1996 and 1995, respectively, as collaborative agreement revenues. Chiron anticipates receiving substantial additional funding from Novartis in future periods, pursuant to the terms of the Research Funding Agreement.

    As discussed in Note 2 of the Notes, in November 1996, Chiron entered into another agreement with Novartis that involved certain patent rights to herpes simplex virus thymidine kinase ("HSV-tk"); an extension of the contract for Chiron's promotional efforts in the United States ("U.S.") for Novartis' product Aredia-TM- (pamidronate disodium for injection) through a co-promotion arrangement; certain changes to the Research Funding Agreement involving research funding; and changes to Novartis' commitment to provide debt guarantees pursuant to the Agreements. The November 1996 agreement was primarily executed in conjunction with a consent and agreement that resolves the Federal Trade Commission's review of the merger between Ciba and Sandoz Ltd., which created Novartis.

    Under the November 1996 agreement, Chiron agreed to grant royalty-bearing licenses to Rhone-Poulenc Rorer Inc. and Novartis for HSV-tk in the field of gene therapy. As partial consideration, Novartis will pay Chiron up to $60.0 million over the next five years, $15.0 million of which relates to 1997. Novartis also agreed to cross-license to the Company certain Novartis-controlled gene therapy technologies.

    Additionally, Novartis and the Company agreed to a modification of Chiron's contract, which expires in March 1997 and provides Chiron with sole promotional rights in the U.S. with respect to Novartis' product Aredia-TM-. Under the new arrangements, Chiron, through a co-promotion arrangement with Novartis, will promote Aredia-TM- for two years after a six-month transitional period.

    Novartis and Chiron also agreed to extend the deadline for payment of the repurchase amount under the Research Funding Agreement from January 1, 2002 to January 1, 2005, if Chiron chooses to exercise this option. However, this will not affect the term of the repurchase option which expires on December 31, 2001.

    Novartis also agreed to extend the term during which Novartis is committed to provide a debt guarantee from 1999 to January 1, 2008. Further, Novartis granted an option to Chiron to increase the amount of the debt guarantee from $425.0 million to $725.0 million with a corresponding equivalent dollar reduction in the equity put now available to Chiron (from $500.0 million to $200.0 million).

    Also, should Chiron elect to replace certain existing convertible debt, Novartis agreed to provide additional guarantees totaling $200.0 million for such purposes.

    Definitive agreements regarding certain aspects of the November 1996 agreement with Novartis will be drafted in 1997.

    OTHER BUSINESS COMBINATIONS

    As discussed further in Note 2 of the Notes, on March 31, 1995, Chiron Vision acquired the surgical division of IOLAB from Johnson & Johnson ("J&J") for approximately $95.0 million. The acquisition was accounted for under the purchase method of accounting and resulted in a $10.3 million charge against 1995 earnings for purchased in-process technology. The Company recorded additional charges in 1995 for IOLAB restructuring and integration-related expenses totaling $16.9 million. IOLAB's results of operations are included in Chiron's consolidated operating results from March 31, 1995, forward.

    Additionally, as discussed further in Note 2 of the Notes, on September 29, 1995, Chiron acquired all of the outstanding common stock of Viagene, Inc. ("Viagene") in exchange for approximately $35.5 million in cash and 3.7 million shares of Chiron common stock. Additionally, on September 29, 1995, unexercised options to purchase Viagene common stock were converted into options to purchase approximately 528,000 shares of Chiron common stock. The acquisition was accounted for under the purchase method of accounting and resulted in a $130.3 million charge against 1995 earnings for purchased in-process technology. Viagene's results of operations are included in Chiron's consolidated operating results from September 29, 1995, forward. Prior to September 29, 1995, Chiron accounted for its interest in Viagene at fair value as a marketable equity investment.

    As discussed further in Note 2, in July 1996, Chiron purchased a 49 percent interest in the human vaccine business of Behringwerke AG, a subsidiary of Hoechst AG, a German company. The total acquisition price, which was payable in cash, was approximately $120.0 million, including costs directly related to the acquisition. Under the terms of the agreement, Chiron has an option to purchase the remaining 51 percent interest in the joint venture in March 1998, 1999, 2000 or 2001, and Behringwerke AG has the option to require Chiron to purchase the remaining interest in March 2001. During the period of mutual ownership, Chiron and Behringwerke AG will operate the vaccine business as a joint venture which has been named Chiron Behring GmbH & Co. ("Chiron Behring"). Results of the venture are reported on a one-month lag.

    As discussed further in Note 4 of the Notes, in September 1996, Chiron entered into an agreement with Biological and Popular Culture, Inc. ("BPC"), a newly organized holding company for General Injectables & Vaccines, Inc. and affiliated companies (collectively, "GIV"), pursuant to which GIV agreed to perform certain distribution and promotional services for Chiron's vaccine products in the U.S. The initial term of the service agreement is five years, with potential one year extensions thereafter. In connection with the agreement, Chiron invested $30.0 million in BPC, of which $13.8 million consisted of BPC voting preferred stock, which is convertible at Chiron's option into 30 percent of the outstanding common stock of BPC. The remainder of the $30.0 million investment consisted primarily of interest-bearing loans. Results of the joint business are reported on a one-quarter lag.

RESULTS OF OPERATIONS

    REVENUES

    The Company's revenues are derived from a variety of sources, including product sales, joint business arrangements, collaborative agreements and product royalty agreements. Product sales, Chiron's largest revenue category, consists of the following product lines for each of the three years ended December 31:

                                                             1996         1995        1994
                                                         ------------  ----------  ----------
                                                                    (IN THOUSANDS)
Diagnostic products....................................  $    566,221  $  541,113  $   21,678
Ophthalmic products....................................       211,004     176,951     106,062
Vaccine products.......................................        91,934      74,837      --
Betaseron-TM- sales....................................        67,238      67,666     100,121
Oncology products......................................        64,078      58,042      43,254
Other products.........................................         4,352       4,244       4,851
                                                         ------------  ----------  ----------
                                                         $  1,004,827  $  922,853  $  275,966
                                                         ------------  ----------  ----------
                                                         ------------  ----------  ----------

    Diagnostic product sales include direct sales and sales-type leases of fully-automated, random-access immunodiagnostic testing systems (ACS:180-TM-, automated chemiluminescence system) and reagents for these systems, as well as sales of critical blood analyte systems (CBA-TM-), clinical chemistry products and manual immunodiagnostic systems. Sales of diagnostics products increased from $541.1 million in 1995 to $566.2 million in 1996. The increase of $25.1 million, or 5 percent, is primarily due to increased sales of branched DNA probe tests for human immunodeficiency virus ("HIV") and increased immunodiagnostics sales. The growth in immunodiagnostics product sales is primarily due to a 23 percent increase in reagent sales resulting from continued penetration of the fully-automated instruments market. ACS:180-TM- placements increased 27 percent during 1996 as compared to 1995. The increases in Chiron Diagnostics' sales were partially offset by reduced sales of manual immunodiagnostic systems and unfavorable foreign currency exchange rates, primarily in Japan and Germany, which when compared to rates in effect for 1995, reduced the increase by $17.0 million.

    As a result of the January 1995 acquisition of Chiron Diagnostics, diagnostic product sales increased from $21.7 million in 1994 to $541.1 million in 1995. The acquisition added $510.1 million of new revenues to Chiron's operating results for 1995. Chiron Diagnostics' product sales for 1994, which are not included in Chiron's results, were $455.7 million. Between 1994 and 1995, Chiron Diagnostics' major product lines, immunodiagnostic systems and CBA-TM- systems, continued to increase due to increased market penetration, particularly in international markets, ongoing menu expansion of existing ACS systems, the introduction in 1995 of a new CBA-TM- system product line, and favorable changes in foreign currency exchange rates between years.

    Sales of ophthalmic products increased from $177.0 million in 1995 to $211.0 million in 1996. The increase of $34.0 million, or 19 percent, is primarily due to increased sales of viscoelastic, refractive surgery products and the Company's new Vitrasert-TM- Implant product (Cytovene-TM-; Roche Laboratories), which is the first drug delivery system to provide local, sustained therapy for the eye. Chiron received approval from the U.S. Food and Drug Administration ("FDA") during the first quarter of 1996 to market this product. Accordingly, the Company recognized $12.2 million of Vitrasert-TM- Implant sales during 1996. The 1996 results also reflect a full year of activity related to the surgical division of IOLAB which was acquired in March 1995.

    Ophthalmic sales increased from $106.1 million in 1994 to $177.0 million in 1995. The increase of $70.9 million, or 67 percent, was due to the acquisition of the surgical division of IOLAB, the May 1994 acquisition of Laboratoires Domilens S.A. ("Domilens"), and the continuing evolution in the marketplace favoring foldable lens technology-based products.

    Prior to Chiron's acquisition of Novartis' interest in Chiron S.p.A. on January 1, 1995, the Company's share of the operating results of Chiron S.p.A. was included as joint business revenues. Since January 1, 1995, Chiron S.p.A. is consolidated with its vaccine sales reflected as a component of total vaccine product sales. Vaccine product sales consist of sales of pediatric and flu vaccines primarily in Italy and to certain international health services. Chiron S.p.A.'s vaccine products include Acelluvax-TM-, a recombinant acellular pertussis vaccine; Agrippal-TM-, a flu vaccine; and Polioral-TM-, an oral polio vaccine. Sales of Chiron S.p.A.'s flu vaccine are seasonal, with strong sales generally occurring during the pre-flu season in the fourth quarter of the year. Chiron S.p.A.'s product sales for 1994, which are not included in Chiron's results, were $56.7 million. The increase in Chiron S.p.A.'s vaccine product sales between 1996 and 1995 and between 1995 and 1994 is due to Chiron S.p.A.'s expansion into new export markets of its polio and other viral and bacterial vaccines.

    Under the terms of a development and supply agreement with Schering AG, Germany ("Schering"), and its U.S. affiliate, Berlex Laboratories, Inc. ("Berlex"), Chiron manufactures Betaseron-TM- (interferon beta-1b) for Berlex. Through December 31, 1994, Chiron manufactured Betaseron-TM- under the terms of an amended development and supply agreement whereby the Company received payment for the product upon shipment to Berlex. Effective January 1, 1995, Chiron exercised its option to revert to the terms of the original Betaseron-TM- supply agreement. Under those original terms, Chiron earns an initial partial payment for Betaseron-TM- upon shipment to Berlex and a subsequent secondary payment for Betaseron-TM- upon Berlex's net sales of the product to patients. Betaseron-TM-product revenues decreased slightly from $67.7 million in 1995 to $67.2 million in 1996. The increase in secondary payments of $24.5 million from 1995 to 1996 were primarily offset by a $24.4 million reduction in initial payments due to lower shipments to Berlex. Betaseron-TM- revenues were significantly higher in 1994 since 1994 was the first full year of commercial shipments and as Berlex built product inventories sufficient to supply all of the patients on the initial enrollment list.

    Future levels of Chiron's Betaseron-TM- shipments will depend upon the rate at which new patients are enrolled from existing and future markets, the extent to which patients, once enrolled, remain compliant with the prescribed treatment regimen and continue to regularly receive Betaseron-TM-, and the impact of competing products, including other beta interferon products that were approved for sale in the U.S. during 1996. In addition, based upon the level of inventories carried by Berlex, the timing of future shipments to Berlex and the related revenue may vary.

    Sales of oncology products, principally Proleukin-TM- (aldesleukin, interleukin-2), increased from $58.0 million in 1995 to $64.1 million in 1996, primarily due to a 10 percent and 13 percent increase in Proleukin-TM-quantities sold in European and domestic markets, respectively. Average worldwide selling prices remained roughly constant between these periods. Oncology product sales increased from 1994 to 1995 due to an increase in Proleukin-TM- quantities sold of 23 percent and 24 percent, respectively, in the European and domestic markets, as well as an overall increase in average worldwide selling prices.

    The Company markets many of its commercial products internationally. As a result, product revenues in almost all product lines are affected by fluctuating foreign currency exchange rates. Foreign product sales were approximately $566.6 million, $519.4 million and $71.6 million in 1996, 1995 and 1994, respectively. International sales of diagnostic, vaccine and ophthalmic products accounted for the majority of the increase in foreign product sales between periods. For 1996 and 1995, 56 percent of Chiron's product sales were denominated in foreign currencies as compared to 26 percent in 1994. The net effect of changing foreign currency exchange rates did not significantly impact total product sales in 1996 and 1994 when compared with the respective prior years. In 1995, however, total product sales would have been 3 percent lower if exchange rates had remained the same as in 1994. Changing currency exchange rates have had, and will continue to have, an impact on Chiron's results. The Company's other revenues, discussed below, are largely denominated in U.S. dollars but are impacted by the Company's joint partners' and collaborators' non-U.S. operations.

    Joint business revenues consist substantially of Chiron's one-half interest in the pretax operating earnings of its joint diagnostics business with Ortho Diagnostic Systems, Inc. ("Ortho"), a J&J company. Approximately 68 percent of the sales of the Chiron-Ortho joint business arise from sales of hepatitis C virus ("HCV") tests. The joint business also receives a royalty from Abbott Laboratories ("Abbott") for Abbott's sales of HCV tests which use the Chiron technology and which compete directly with tests marketed by Ortho. Results from the joint business are recorded by Chiron on a one-month lag based upon estimates supplied by Ortho and are subject to a final accounting during the first quarter of the subsequent year. In 1996, Chiron recognized $3.8 million from the final accounting related to 1995. The amounts recognized in 1995 and 1994 from the final accounting in prior years were nominal.

    The Chiron-Ortho joint business revenue increased from $76.9 million in 1995 to $95.8 million in 1996. The increase was due to an increase in the volume of HCV and HIV tests sold, the introduction of a new HIV antigen test, increased profits from sales growth to Ortho's overseas affiliates, and a $6.9 million settlement from Abbott in the third quarter of 1996 related to prior period sales of HIV immunodiagnostic tests, all of which were partially offset by a decline in certain product margins. Under the terms of the settlement agreement, the joint business will receive an ongoing royalty from Abbott based on the sale of products incorporating technology covered by certain Chiron HIV patents. In 1996, Chiron recognized $0.9 million as its share of the ongoing royalty from Abbott pursuant to the terms of the settlement agreement.

    Joint business revenues for the Chiron-Ortho joint business increased from $74.3 million in 1994 to $76.9 million in 1995. The $2.6 million increase was primarily due to an increase in the volume of HCV tests sold, increased royalty revenues and Chiron's share of a legal settlement regarding certain European HCV patents. These increases were offset by reduced margins resulting from the renegotiation of a supply contract in 1994 with the American Red Cross and increased research and development spending.

    Joint business revenues also include $1.9 million, $4.1 million and $1.1 million in 1996, 1995 and 1994, respectively, from Chiron's 50 percent interest in a generic cancer chemotherapeutics business with Ben Venue Laboratories, Inc. ("Ben Venue"). Chiron sold its interest in this business to Ben Venue in May 1996, resulting in a $12.2 million gain which was included in other expense, net.

    Also included in equity in earnings of unconsolidated joint businesses for 1996 is $4.2 million from Chiron's 49 percent share of the operating results of the new joint venture with Behringwerke AG. Chiron acquired its interest in July 1996. The results of the venture are reported on a one-month lag.

    As noted previously, prior to January 1, 1995, the Company's share of Chiron S.p.A.'s profits were included as joint business revenue. In 1994, Chiron and Novartis entered into a settlement agreement with the former owner of Chiron S.p.A. regarding a dispute over representations made in connection with the acquisition of Chiron S.p.A. Included in joint business results for 1994 was approximately $4.8 million representing Chiron's share of this settlement. Without the impact of the settlement, Chiron's joint business revenue from Chiron S.p.A. for 1994 was $2.5 million.

    Collaborative agreement revenue consists of fees received for research services as they are performed, fees received for completed research or technology, fees received upon attainment of benchmarks specified in the related research agreements, and proceeds of sales of biological materials to research partners for clinical and preclinical testing. Collaborative agreement revenues increased from $58.1 million in 1995 to $122.1 million in 1996. Of the $64.0 million increase, $3.9 million and $45.0 million relate to a combinatorial chemistry agreement with Novartis and research funding from Novartis for IGF-1 and certain adult and pediatric vaccine research programs, respectively.

    Also contributing to the increase in collaborative agreement revenues are amounts earned by Chiron's wholly-owned subsidiary, Viagene, which was acquired in September 1995. In 1996, Chiron recognized increased revenues of $6.9 million from Viagene's collaborative agreement with Green Cross of Japan for HIV gene therapy research and clinical development. In 1996, Chiron also received $7.7 million under a new collaboration with Japan Tobacco Inc. ("JT") pursuant to the terms of a technology transfer and development agreement whereby the pharmaceutical division of JT acquired a non-exclusive, perpetual license to apply certain of Chiron's combinatorial chemistry technologies in JT's research and product development programs. In addition, during 1996, Chiron received $1.8 million from Ribozyme Pharmaceuticals Inc. for Chiron's expenditures on various gene therapy and delivery research projects.

    Collaborative agreement revenues decreased from $67.5 million in 1994 to $58.1 million in 1995. Research funding of $27.0 million from Novartis in 1995 as well as additional funding of $5.5 million from Novartis for non-exclusive access to Chiron's combinatorial techniques were offset by a decrease in research funding from Chiron Vaccines. Prior to the acquisition on January 1, 1995 of Novartis' interest in Chiron Vaccines, Chiron received reimbursement for its vaccine research expenses from Chiron Vaccines and recorded such reimbursement as collaborative agreement revenue, which totaled $40.9 million in 1994. After the acquisition, Chiron Vaccines became a wholly-owned subsidiary of Chiron and thus no longer provided research revenues to Chiron.

    Other revenues consist principally of product royalties, laboratory services and sales fees earned by the Company for sales and marketing services for Aredia-TM- that were rendered on behalf of Novartis. Other revenues increased from $39.3 million in 1995 to $83.9 million in 1996, primarily due to an increase in sales fees of $23.5 million resulting from increased sales of Aredia-TM- in the U.S., new royalty revenues of $13.6 million resulting from Schering's European sales of Betaferon-TM-, and an increase of $4.8 million in probes reference laboratory service revenues. Chiron's contract with Novartis for exclusive promotion of Aredia-TM- in the U.S. will expire in March 1997. Under a new agreement, the details of which will be finalized in 1997, Chiron and Novartis will co-promote Aredia-TM- for two additional years after a six-month transitional period.

    Other revenues increased from $28.1 million in 1994 to $39.3 million in 1995. The $11.2 million increase was primarily due to an increase of $4.2 million in sales fees related to Aredia-TM- sales, an increase of $2.9 million in probes reference laboratory services and increases in product royalty revenues due to increased sales of recombinant human insulin and Japanese nucleic probe products.

    COSTS AND EXPENSES

    Gross profit margins, which may fluctuate significantly in future periods as the Company's product mix continues to evolve, increased from 55 percent in 1995 to 56 percent in 1996. The increase in gross profit margin percentages resulted from the receipt of increased secondary revenues from Berlex's net sales of Betaseron-TM-, increased sales of immunodiagnostic assays and branched DNA probes, and improved margins arising from changes in the sales mix of ophthalmic products and non-recurring 1995 costs resulting from the acquisition of IOLAB. These increases were partially offset by reduced margins resulting from a change in the mix of vaccine product sales and costs arising during the second quarter of 1996 from temporarily idled manufacturing facilities in Italy.

    Gross profit margins increased from 54 percent in 1994 to 55 percent in 1995. Higher margin diagnostic and vaccine product sales were partially offset by the reversion to the original Betaseron-TM- supply agreement, discussed previously, and additional operating expenses associated with the Company's Puerto Rico manufacturing facility which was idled during 1995.

    Research and development expenses increased from $343.8 million in 1995 to $371.1 million in 1996. Chiron's research and development expenses fluctuate from period to period depending upon the extent of clinical trial-related activities, including the manufacturing of material; the number of products under development and their progress; and the acquisition of companies and new technology and licensing rights. The $27.3 million increase between years was partially due to the acquisition of Viagene in September 1995. As a result, Viagene, which is involved in the discovery and development of gene transfer drugs for the treatment of severe viral infections, cancers and other diseases, added $13.0 million of expenses in 1996. In addition, vaccine research and development costs increased by $19.4 million in 1996. These costs related to Chiron's effort to obtain FDA approval of Pertugen-TM-, a diphtheria, tetanus and genetically engineered acellular pertussis ("DTaP") vaccine for infants and children; additional amounts related to the herpes clinical trials; and research related to hepatitis C and other new vaccines. Additionally, diagnostics research and development increased by $16.8 million, primarily as a result of continued improvements of existing immunodiagnostic instrument systems and continued development of branched DNA probe tests which are used to quantify levels of virus and other indicators of disease. The increases that resulted from the acquisition of Viagene and increased vaccine and diagnostics research and development costs were partially offset by reduced expenses related to IGF-1. In 1995 Chiron incurred approximately $34.0 million related to the funding of certain collaboration expenses related to IGF-1 and the purchase of additional program rights from Cephalon, Inc. Additionally, in 1995 Chiron made a $3.5 million milestone payment to DepoTech Corporation ("DepoTech") for the research, development and marketing of products incorporating certain drug delivery technologies developed by DepoTech. Chiron also paid G.D. Searle & Co. $8.8 million in 1995 for the development and marketing of tissue factor pathway inhibitor products.

    Additionally, Chiron, together with J&J, co-funded the development and introduction of a home HIV testing service business, Direct Access Diagnostics. Chiron has an option, which will expire in May 1997, to participate as an equal partner with J&J in this business.

    Research and development expenses increased significantly from $166.2 million in 1994 to $343.8 million in 1995, largely due to the acquisitions of Chiron Diagnostics, Chiron S.p.A. and Viagene which added $71.3 million, $25.1 million, and $6.0 million, respectively, in expenses for 1995. Adjusting for the impact of these acquisitions, Chiron's research and development expenses increased by $75.2 million as the Company's products in development continued to move towards commercialization, and as the Company entered into a number of collaborative arrangements in 1995 with other pharmaceutical and biotechnology companies. As part of these collaborative arrangements, Chiron made various investments in the equity securities of the collaborative partners and, in some cases, agreed to provide specified levels of funding to the collaboration.

    These new or continuing collaborations as well as the purchase of certain program rights contributed an additional $56.0 million to research and development expense in 1995. The Company also increased spending at Chiron Vision by $6.2 million over that of 1994 due to a general increase in costs resulting from the acquisition of IOLAB and inclusion of a full year of research and development activity at Domilens.

    Selling, general and administrative ("SG&A") expenses increased from $357.1 million in 1995 to $397.6 million in 1996. SG&A expenses were higher due to selling and marketing costs to support Chiron's vaccine and diagnostic product sales; Chiron's new Vitrasert-TM- Implant product; and increased costs in the ophthalmic business resulting from the acquisition of IOLAB, including costs related to an expanded international sales force. Selling and marketing expenses continue to represent the largest portion of total SG&A expenses, as Chiron devoted significant resources to support sales volumes in its existing product lines as well as new products.

    SG&A expenses increased significantly from $110.0 million in 1994 to $357.1 million in 1995, largely due to the acquisitions of Chiron Diagnostics and Chiron S.p.A., which added $179.5 million and $18.2 million, respectively, in SG&A expenses in 1995. SG&A expenses in the ophthalmic business were higher in 1995 due to the acquisition of IOLAB and increased costs related to the ophthalmic sales force, resulting from the integration of Chiron Vision's operations with IOLAB.

    The $365.3 million write-off of purchased in-process technology in 1995 consisted of $222.9 million related to the acquisitions of Chiron Diagnostics, Chiron S.p.A. and Chiron Vaccines; $130.3 million for the acquisition of Viagene; and $10.3 million for the acquisition of IOLAB. Also included was $1.8 million related to the acquisition of an additional interest in a subsidiary of Chiron Vision. The fair value of the net assets acquired in the acquisitions of Chiron Diagnostics, Chiron S.p.A., Chiron Vaccines and IOLAB, including in-process technology, were estimated based on independent valuations of the acquired net assets. The fair value of the net assets acquired in the Viagene acquisition were determined to be equal to book value as Viagene was an early-stage company with no intangible assets other than in-process technology. Amounts allocated to base technology for Chiron Diagnostics, Chiron S.p.A. and IOLAB were $21.6 million, $6.6 million and $27.0 million, respectively, and are being amortized over periods ranging from 10 to 15 years using the straight-line method. Approximately $15.2 million was allocated to goodwill for IOLAB and is being amortized over 15 years using the straight-line method.

    In 1995, costs related to the Novartis transaction consist primarily of employee payments and related tax liabilities and legal and investment advisor fees. Under the Agreements reached with Novartis, Novartis reimbursed the Company $24.8 million for a portion of the employee payments and such reimbursement was recorded as a capital contribution.

    Restructuring and reorganization costs in 1995 represent certain accrued costs of integrating the acquired businesses with Chiron's existing businesses, costs related to the idling of the Company's Puerto Rico manufacturing facility and the scaling-back of manufacturing operations at the Company's Amsterdam facility, and costs related to the write-down of duplicate facilities at the Company's Emeryville, California, headquarters. Also included was a charge related to the change in plans to expand the Company's Emeryville research and administrative facilities. Of the $39.1 million in total charges in 1995, approximately $27.1 million related to write-downs of assets, including $8.0 million related to the change in plans for expansion of the Company's research and administrative facilities. The remaining charges of $12.0 million consisted of employee costs of $5.5 million and lease termination and other costs of $6.5 million. At December 31, 1996, the accrual for restructuring and reorganization costs totaled $7.4 million and consisted primarily of $2.5 million of lease termination costs and $3.7 million related to the idling of the Puerto Rico manufacturing facility. The liability for the lease termination costs will be settled over the life of the lease terms which expire through 2012. The accrual for the Puerto Rico manufacturing facility is expected to be settled in 1997.

    Other operating expenses consist primarily of the amortization of purchased technologies, goodwill and other intangible assets. Other operating expenses slightly increased in 1996 to $14.9 million from $12.6 million in 1995. The increase in other operating expenses from $5.1 million in 1994 to $12.6 million in 1995 was the result of increased amortization of purchased technologies, goodwill and other intangible assets arising from the 1995 acquisitions of Chiron Diagnostics, Chiron S.p.A. and IOLAB.

    OTHER ITEMS

    Other expense, net, generally consists of investment income on the Company's cash and investment balances, interest expense on outstanding debt obligations and other non-operating gains and losses.

    The increase of $2.1 million in other expense, net, between 1995 and 1996 was primarily due to $1.3 million of increased interest expense, $8.6 million of lower investment income, $1.3 million of expense associated with the write-down of certain investments, and $1.1 million of foreign exchange losses, all of which were partially offset by a $12.2 million gain arising from the sale of the Company's 50 percent interest in a generic cancer chemotherapeutics business in May 1996.

    Other expense, net, decreased in 1995 to $8.3 million from $10.4 million in 1994 primarily due to a $3.0 million gain on the sale of land. Additional interest expense incurred in 1995 as a result of debt assumed in connection with the acquisitions of Chiron Diagnostics and Chiron S.p.A. was offset by increased investment income.

    The provision for income taxes in 1996 and 1995 consisted primarily of foreign taxes on certain foreign operations of the Company. The amount of foreign taxes provided significantly increased since the January 1995 acquisition of Chiron Diagnostics and Chiron S.p.A., each of which have operations in foreign countries upon which income tax is provided. The provision for 1996 also includes $7.4 million for federal taxes. No provision for federal taxes was recorded in 1995. Contributing to the change in the effective tax rate from 1994 to 1995 is the write-off of purchased in-process technologies in 1995, substantially all of which was not deductible for income tax purposes and thus did not create a tax benefit in 1995. The provision for 1994 was primarily due to federal and state taxes.

LIQUIDITY AND CAPITAL RESOURCES

    Chiron's capital requirements are generally funded from debt borrowings and sales of equity. In addition to these sources of capital, future capital requirements may be financed through a combination of debt, utilization of research funding from Novartis, possible off-balance-sheet financing, cash generated from operations and the use of existing cash and investment balances. Chiron's cash and investments, which totaled $128.8 million at December 31, 1996, are invested in a diversified portfolio of investment grade financial instruments, including money market instruments, corporate notes and bonds, government or government agency securities, or other debt securities. By policy, the amount of credit exposure to any one institution is limited. These investments are generally not collateralized and primarily mature within three years. Investments with maturities in excess of one year are presented on the balance sheet as noncurrent investments.

    Chiron attempts to reduce its exposure to fluctuations in foreign currency exchange rates by entering into forward currency contracts ("forwards") and average rate put options ("options"). The Company is primarily exposed to fluctuations in currencies in western European countries and Japan. Forwards are used to hedge balance sheet exposure resulting from completed transactions denominated in a foreign currency, and options are used to hedge certain anticipated transactions. Forward contracts are settled quarterly, and option contracts expire quarterly over a 12 month period. As of December 31, 1996, the Company held forward contracts totaling $70.9 million, and had no options outstanding. In January 1997, the Company purchased option contracts that have a contract value of $88.0 million and mature in various quarters through December 1997.

    As circumstances dictate, management reviews the carrying value of all facilities, including the Company's idle pharmaceutical fill and finishing facility in Puerto Rico. The primary purpose of these reviews is to determine whether an impairment of the carrying value has occurred in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The reviews consider, among other factors, the Company's global manufacturing needs and plans for existing commercial products, as well as products in development, and the projected undiscounted net cash flows that would be generated from the operations at each facility. The estimates used in the reviews are dependent upon several key assumptions, including management's best estimates of the projected level of demand for the Company's products, product pricing, success of clinical trials, timing of regulatory approval, and the introduction of competing products. Additionally, management is in the process of expanding its reviews to include the impact of potentially acquiring the remaining 51 percent interest in the Chiron Behring joint venture.

    Management has concluded that no impairment of the carrying value of its facilities has occurred. There, however, can be no assurance that global manufacturing needs for existing products will continue unchanged and product development programs will be successful. Accordingly, changes in assumptions and manufacturing plans, needs and capacity may occur in the future which may require a reduction of the carrying value of certain facilities to their fair value.

    During 1996, Chiron continued the expansion of certain vaccine production facilities in Italy as well as the expansion of its research and development and certain administrative facilities near the Company's headquarters in Emeryville, California. The expansion of the Emeryville facilities is projected to occur in stages over the next thirty years. In June 1996, Chiron entered into a seven-year operating lease agreement with a group of financial institutions to rent a research and development facility that is currently under construction as part of the Emeryville expansion project. Under the terms of this agreement, the financial institutions committed $195.0 million towards the total cost of the project. No lease payments will be required during the construction period which is expected to be completed by the end of 1998.

    During 1996, Chiron expanded its short-term borrowing capacity in the U.S. by entering into two additional, separate one-year revolving, unsecured credit agreements with major financial institutions. These facilities bring the total committed, unsecured short-term revolving facilities available to the Company to $200.0 million in the U.S. Credit facilities available outside the U.S. total $117.0 million. The credit facilities in the U.S. are guaranteed by Novartis. As of December 31, 1996, the Company had $137.5 million of short-term borrowings outstanding.

    During 1996, Chiron selectively entered into cross currency interest rate swaps ("swaps") to modify the interest and currency characteristics of specific outstanding debt obligations. During the second quarter of 1996, Chiron entered into a one-year swap agreement with a notional amount of $24.9 million, effectively converting debt denominated in U.S. dollars to Japanese yen and lowering the effective variable interest rate. During July 1996, Chiron also entered into swap agreements that mature in July 2001 with an aggregate notional amount of $112.6 million, effectively converting debt denominated in U.S. dollars to German marks and modifying the interest rate from a variable rate to a fixed German mark rate of 6.2 percent.

    Chiron's liquidity may be further impacted in future periods by its decision to fund its share of expenses in certain of its joint ventures and collaboration arrangements. Over the next several years, Chiron anticipates funding collaborations with a number of its research partners, and may make additional equity investments in collaborative partners.

    During the year ended December 31, 1996, cash and investments in marketable debt securities decreased by $95.1 million. The decrease was primarily due to $120.2 million of capital expenditures and $130.7 million of acquisition-related activity. These expenditures were offset by cash generated from operations of $51.6 million, net debt borrowings of $77.8 million and $46.0 million of proceeds related to the issuance of common stock under the Company's stock option and employee stock purchase plans.

    During the year ended December 31, 1995, cash and investments in marketable debt securities decreased by $186.1 million. The decrease was primarily due to $101.1 million of capital expenditures, $113.5 million of acquisition-related activity and $34.0 million of cash used in operations. These expenditures were offset by $40.4 million of proceeds related to the issuance of common stock under the Company's stock option and employee stock purchase plans and a $24.8 million capital contribution from Novartis.

    During the year ended December 31, 1994, cash and investments in marketable debt securities decreased by $124.2 million. The decrease was primarily due to $105.7 million of capital expenditures, $41.7 million of acquisition-related activity and $6.5 million of repayments of outstanding debt obligations. These expenditures were offset by $15.2 million of cash generated from operations and $27.1 million of proceeds related to the issuance of common stock under the Company's stock option and employee stock purchase plans.

    In January 1997, Chiron entered into an agreement to purchase a manufacturing facility and related buildings in Emeryville, California for $29.8 million. The Company had previously leased these facilities under a long-term capital lease obligation. Chiron subsequently paid this amount and accordingly eliminated the capital lease obligation.

    Chiron believes that its cash and investments, funds provided by operations and capital market transactions which may be guaranteed by Novartis will be sufficient to meet its cash requirements during the upcoming twelve months and through the foreseeable future.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

    Chiron wishes to caution stockholders and investors that the following important factors, among others, in some cases have affected, and in the future could affect, Chiron's actual results and could cause Chiron's actual consolidated results for the first quarter of 1997, and beyond, to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Chiron. The statements under this caption are intended to serve as cautionary statements within the meaning of the Private Securities Litigation Reform Act of 1995. The following information is not intended to limit in any way the characterization of other statements or information under other captions as cautionary statements for such purpose:

    - Delays, difficulties or failure in obtaining regulatory approval (including approval of its systems, procedures and facilities for production) for the Company's products. These may include, for example, approval of the Company's Italian manufacturing facilities and processes as satisfying regulatory requirements for production of the Company's DTaP and adjuvanted flu vaccines, approval for Myotrophin-TM-, a drug under development by Chiron and Cephalon, Inc., for which additional clinical trials may be required by the FDA, and approval for Quantiplex-TM- for HIV and follow-on bDNA probe products, for which the FDA may require substantial additional process and systems validation.

    - Inability to maintain or initiate third party arrangements which generate revenues, in the form of license fees, research and development support, royalties, sales fees and other payments, in return for rights in technology or products under development or promotional or other services provided by the Company.

    - The issuance and use of patents and proprietary technology by Chiron and its competitors, including the possible negative effect on the Company's ability to develop, manufacture and sell its products if it is unable to obtain licenses to patents which may be required for such products.

    - Failure of corporate partners to commercialize successfully the Company's products or to retain and expand the markets served by the commercial collaborations; conflicts of interest, priorities and commercial strategies which may arise between the Company and such corporate partners, including conflicts as to the strategy for realizing value arising from evolving opportunities.

    - Delays or difficulties in developing and acquiring technology and technical and managerial personnel to manufacture and/or deliver the Company's products in commercial quantities at reasonable costs and in compliance with applicable quality assurance and environmental regulations and governmental permitting requirements.

    - Possible changes in laws, regulations and guidelines of regulatory agencies, which may affect the development and sales of certain of the Company's products including, for example, off-label sales of pharmaceuticals and research use only sales of diagnostic tests and systems.

    - The ability and willingness of customers to substitute competitive products for the Company's products once other products for similar indications are approved for marketing.

    - Difficulties in obtaining key raw materials and supplies of acceptable quality used in the manufacture of the Company's products.

    - Increased costs of development, regulatory approval, manufacture, sales, and marketing associated with the introduction of novel products and fluctuation of such costs between periods.

    - Difficulties in launching or marketing the Company's products, many of which are novel products based on biotechnology, and unpredictability of customer acceptance of such products.

    - Decline in the Betaseron-TM- customer base in the U.S.; the extent to which patients, once enrolled, remain compliant with the prescribed treatment regimen and continue to regularly receive

      Betaseron-TM-; the impact of competing products, including other beta interferon products; pricing, promotional and marketing decisions by the Company's partner, Schering.

    - Changes in the product mix of the Chiron-Ortho joint business, whereby the proportion of higher margin HCV tests sold relative to other lower margin products decreases; continued margin erosion of HCV tests.

    - Continued increases in research and development spending in order to develop new products and increase market share.

    - Continued or increased pressure to reduce selling prices of the Company's products.

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

    - Changes in the Company's plans involving the utilization of the Company's long-lived assets in response to changes in market and other conditions.

    - Increased financing costs resulting from the expanded use of debt for operating and acquisition-related activities.

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

    - The costs and other effects of legal and administrative cases and proceedings (whether civil, such as product-related or environmental, or criminal); settlements and investigations; developments or assertions by or against Chiron relating to intellectual property rights and licenses.

    - Seasonal fluctuations in product sales and resulting gross margin amounts.

                               CHIRON CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                        DECEMBER 31,
                                                                                ----------------------------
                                                                                    1996           1995
                                                                                -------------  -------------
Current assets:
  Cash and cash equivalents...................................................  $      68,114  $      74,318
  Short-term investments in marketable debt securities........................         38,694         61,066
                                                                                -------------  -------------
    Total cash and short-term investments.....................................        106,808        135,384
  Accounts receivable, net of allowances of $20,692 in 1996 and $18,524 in
    1995:
    Related parties...........................................................         61,187         30,157
    Unrelated parties.........................................................        290,784        255,622
                                                                                -------------  -------------
                                                                                      351,971        285,779
  Inventories.................................................................        180,534        165,941
  Other assets:
    Related parties...........................................................          5,000       --
    Unrelated parties.........................................................         52,455         49,899
                                                                                -------------  -------------
                                                                                       57,455         49,899
                                                                                -------------  -------------
    Total current assets......................................................        696,768        637,003
Noncurrent investments in marketable debt securities..........................         22,027         88,833
Property, plant, equipment and leasehold improvements, at cost:
  Land and buildings..........................................................        231,998        208,233
  Laboratory, production and office equipment.................................        381,421        292,828
  Leasehold improvements......................................................        114,282         95,472
  Construction in progress....................................................         69,120         62,046
                                                                                -------------  -------------
                                                                                      796,821        658,579
  Less accumulated depreciation and amortization..............................       (213,217)      (140,761)
                                                                                -------------  -------------
    Net property, plant, equipment and leasehold improvements.................        583,604        517,818
Purchased technology, net of accumulated amortization of $28,089 in 1996 and
  $21,508 in 1995.............................................................         65,592         80,600
Other intangible assets, net of accumulated amortization of $38,382 in 1996
  and $27,712 in 1995.........................................................         76,669         71,571
Investments in equity securities and affiliated companies:
  Related parties.............................................................        133,123          4,850
  Unrelated parties...........................................................         51,205         49,509
                                                                                -------------  -------------
                                                                                      184,328         54,359
Other assets:
  Related parties.............................................................         12,724          1,846
  Unrelated parties...........................................................         46,958         37,817
                                                                                -------------  -------------
                                                                                       59,682         39,663
                                                                                -------------  -------------
                                                                                $   1,688,670  $   1,489,847
                                                                                -------------  -------------
                                                                                -------------  -------------
                                                (Continued)

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                               CHIRON CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                        DECEMBER 31,
                                                                                ----------------------------
                                                                                    1996           1995
                                                                                -------------  -------------
Current liabilities:
  Accounts payable............................................................  $      96,157  $      81,081
  Accrued compensation and related expenses...................................         56,387         56,994
  Short-term borrowings.......................................................        137,467         50,036
  Current portion of unearned revenue.........................................         19,638         20,838
  Taxes payable...............................................................         33,715         27,551
  Other current liabilities...................................................        129,805        132,095
                                                                                -------------  -------------
    Total current liabilities.................................................        473,169        368,595
Long-term debt:
  Payable to Novartis.........................................................         66,305         62,949
  Unrelated parties...........................................................        353,284        350,299
                                                                                -------------  -------------
                                                                                      419,589        413,248
Other noncurrent liabilities..................................................         31,057         35,943
                                                                                -------------  -------------
    Total liabilities.........................................................        923,815        817,786
                                                                                -------------  -------------

Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.01 par value; 5,000,000 shares authorized; none
    outstanding...............................................................       --             --
  Common stock, $0.01 par value; 499,500,000 shares authorized; 170,675,375
    outstanding (41,737,849 outstanding at December 31, 1995).................          1,707            417
  Restricted common stock, $0.01 par value; 500,000 shares authorized; none
    outstanding...............................................................       --             --
  Additional paid-in capital..................................................      1,774,406      1,727,711
  Accumulated deficit.........................................................     (1,032,554)    (1,087,699)
  Cumulative foreign currency translation adjustment..........................         (6,318)           721
  Unrealized gain from investments............................................         28,574         31,262
  Notes receivable from stock sales...........................................           (960)          (351)
                                                                                -------------  -------------
    Total stockholders' equity................................................        764,855        672,061
                                                                                -------------  -------------
                                                                                $   1,688,670  $   1,489,847
                                                                                -------------  -------------
                                                                                -------------  -------------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                               CHIRON CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                             -------------------------------------
                                                                                 1996          1995        1994
                                                                             ------------  ------------  ---------
Revenues:
  Product sales, net:
    Related parties........................................................  $     20,013  $     21,483  $  11,787
    Unrelated parties......................................................       984,814       901,370    264,179
                                                                             ------------  ------------  ---------
                                                                                1,004,827       922,853    275,966
  Equity in earnings of unconsolidated joint businesses....................       102,061        80,356     82,395
  Collaborative agreement revenues:
    Related parties........................................................        93,686        45,920     52,015
    Unrelated parties......................................................        28,419        12,161     15,486
                                                                             ------------  ------------  ---------
                                                                                  122,105        58,081     67,501
  Other revenues:
    Related parties........................................................        32,387        11,156      5,439
    Unrelated parties......................................................        51,464        28,136     22,678
                                                                             ------------  ------------  ---------
                                                                                   83,851        39,292     28,117
                                                                             ------------  ------------  ---------
    Total revenues.........................................................     1,312,844     1,100,582    453,979
                                                                             ------------  ------------  ---------
Expenses:
  Cost of sales............................................................       438,885       415,798    128,209
  Research and development.................................................       371,103       343,752    166,175
  Selling, general and administrative......................................       397,563       357,066    109,990
  Write-off of purchased in-process technologies...........................       --            365,286     --
  Costs related to Novartis transaction....................................       --             49,407      2,117
  Restructuring and reorganization charges.................................       --             39,056     --
  Other operating expenses.................................................        14,911        12,645      5,088
                                                                             ------------  ------------  ---------
    Total expenses.........................................................     1,222,462     1,583,010    411,579
                                                                             ------------  ------------  ---------
Income (loss) from operations..............................................        90,382      (482,428)    42,400
Other expense, net.........................................................       (10,408)       (8,346)   (10,403)
                                                                             ------------  ------------  ---------
Income (loss) before income taxes..........................................        79,974      (490,774)    31,997
Provision for income taxes.................................................        24,829        21,689     13,672
                                                                             ------------  ------------  ---------
Net income (loss)..........................................................  $     55,145  $   (512,463) $  18,325
                                                                             ------------  ------------  ---------
                                                                             ------------  ------------  ---------
Net income (loss) per share................................................  $       0.31  $      (3.15) $    0.13
                                                                             ------------  ------------  ---------
                                                                             ------------  ------------  ---------
Weighted average number of shares used in calculating per share amounts....       177,052       162,442    137,172
                                                                             ------------  ------------  ---------
                                                                             ------------  ------------  ---------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                               CHIRON CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                                                         CUMULATIVE
                                                                                           FOREIGN    UNREALIZED      NOTES
                                           COMMON STOCK       ADDITIONAL                  CURRENCY    GAIN (LOSS)  RECEIVABLE
                                      ----------------------    PAID-IN    ACCUMULATED   TRANSLATION     FROM      FROM STOCK
                                       SHARES      AMOUNT       CAPITAL      DEFICIT     ADJUSTMENT   INVESTMENTS     SALES
                                      ---------  -----------  -----------  ------------  -----------  -----------  -----------
Balances at December 31, 1993.......     32,677   $     327   $ 1,124,743   $ (593,561)   $  (9,220)   $  --        $  --
Exercise of stock options, including
  tax effect........................        394           4        21,943       --           --           --           --
Exercise of warrants................        150           1         7,874       --           --           --           --
Employee stock purchase plan........        158           2         7,382       --           --           --           --
Foreign currency translation
  adjustment........................     --          --           --            --            7,501       --           --
Unrealized loss from investments....     --          --           --            --           --          (12,690)      --
Net income..........................     --          --           --            18,325       --           --           --
                                      ---------  -----------  -----------  ------------  -----------  -----------       -----
Balances at December 31, 1994.......     33,379         334     1,161,942     (575,236)      (1,719)     (12,690)      --
Issuance of common stock to
  Novartis..........................      6,600          66       407,484       --           --           --           --
Capital contribution by Novartis....     --          --            24,845       --           --           --           --
Issuance of common stock and stock
  options related to the Viagene
  acquisition.......................        916           9        91,393       --           --           --           --
Exercise of stock options, including
  tax effect........................        670           6        32,921       --           --           --           --
Exercise of warrants................     --          --                97       --           --           --           --
Employee stock purchase plan........        173           2         9,029       --           --           --           --
Foreign currency translation
  adjustment........................     --          --           --            --            2,440       --           --
Unrealized gain from investments....     --          --           --            --           --           43,952       --
Loans to employees for stock sales..     --          --           --            --           --           --             (351)
Net loss............................     --          --           --          (512,463)      --           --           --
                                      ---------  -----------  -----------  ------------  -----------  -----------       -----
Balances at December 31, 1995.......     41,738         417     1,727,711   (1,087,699)         721       31,262         (351)
Exercise of stock options, including
  tax effect........................      2,219          22        26,481       --           --           --           --
Exercise of warrants................         61      --             1,570       --           --           --           --
Employee stock purchase plan........      1,443          15        19,897       --           --           --           --
Additional shares issued in four-
  for-one stock split...............    125,214       1,253        (1,253)      --           --           --           --
Foreign currency translation
  adjustment........................     --          --           --            --           (7,039)      --           --
Unrealized loss from investments....     --          --           --            --           --           (2,688)      --
Loans to employees for stock sales..     --          --           --            --           --           --             (609)
Net income..........................     --          --           --            55,145       --           --           --
                                      ---------  -----------  -----------  ------------  -----------  -----------       -----
Balances at December 31, 1996.......    170,675   $   1,707   $ 1,774,406   $(1,032,554)  $  (6,318)   $  28,574    $    (960)
                                      ---------  -----------  -----------  ------------  -----------  -----------       -----
                                      ---------  -----------  -----------  ------------  -----------  -----------       -----


                                        TOTAL
                                      ----------
Balances at December 31, 1993.......  $  522,289
Exercise of stock options, including
  tax effect........................      21,947
Exercise of warrants................       7,875
Employee stock purchase plan........       7,384
Foreign currency translation
  adjustment........................       7,501
Unrealized loss from investments....     (12,690)
Net income..........................      18,325
                                      ----------
Balances at December 31, 1994.......     572,631
Issuance of common stock to
  Novartis..........................     407,550
Capital contribution by Novartis....      24,845
Issuance of common stock and stock
  options related to the Viagene
  acquisition.......................      91,402
Exercise of stock options, including
  tax effect........................      32,927
Exercise of warrants................          97
Employee stock purchase plan........       9,031
Foreign currency translation
  adjustment........................       2,440
Unrealized gain from investments....      43,952
Loans to employees for stock sales..        (351)
Net loss............................    (512,463)
                                      ----------
Balances at December 31, 1995.......     672,061
Exercise of stock options, including
  tax effect........................      26,503
Exercise of warrants................       1,570
Employee stock purchase plan........      19,912
Additional shares issued in four-
  for-one stock split...............      --
Foreign currency translation
  adjustment........................      (7,039)
Unrealized loss from investments....      (2,688)
Loans to employees for stock sales..        (609)
Net income..........................      55,145
                                      ----------
Balances at December 31, 1996.......  $  764,855
                                      ----------
                                      ----------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                               CHIRON CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                   YEAR ENDED DECEMBER 31,
                                                                              ----------------------------------
                                                                                 1996        1995        1994
                                                                              ----------  ----------  ----------
Cash flows from operating activities:
  Net income (loss).........................................................  $   55,145  $ (512,463) $   18,325
  Adjustments to reconcile net income (loss) to net cash provided by (used
    in) operating activities:
    Depreciation and amortization...........................................     112,326      99,097      49,429
    Gain on sale of interest in affiliated company..........................     (12,226)     --          --
    Write-off of purchased in-process technologies..........................      --         365,286      --
    Write-offs of fixed assets..............................................       5,031      18,400      --
    Reserves................................................................      16,895      11,321      15,892
    Deferred income taxes...................................................       6,972       9,041      --
    Write-down of investments in equity securities..........................       2,243      --          11,607
    Undistributed earnings of affiliates....................................      (6,841)     (3,944)     (5,666)
    Changes, excluding effect of acquisitions, to:
      Accounts receivable...................................................     (75,825)      2,000     (58,019)
      Inventories...........................................................     (48,545)    (36,094)     (7,394)
      Other current assets..................................................     (20,187)    (21,462)    (13,692)
      Accounts payable and accrued expenses.................................      11,427       7,719       8,535
      Payable to Chiron Vaccines............................................      --          --           1,658
      Other current liabilities.............................................       1,921      21,808       2,542
      Current portion of unearned revenue...................................      (1,162)      5,979     (10,132)
      Other noncurrent liabilities..........................................       4,379        (719)      2,086
                                                                              ----------  ----------  ----------
        Net cash provided by (used in) operating activities.................      51,553     (34,031)     15,171
                                                                              ----------  ----------  ----------
Cash flows from investing activities:
  Purchases of investments in marketable debt securities....................     (55,008)   (158,533)   (180,365)
  Proceeds from sale and maturity of investments in marketable debt
    securities..............................................................     143,922     334,117     232,900
  Businesses acquired, net of cash acquired.................................        (374)   (112,633)    (17,726)
  Capital expenditures......................................................    (120,162)   (101,052)   (105,691)
  Proceeds from sale of interest in affiliated company......................      14,000      --          --
  Purchases of investments in equity securities and affiliated companies....    (130,308)       (900)    (24,010)
  Increase in other assets..................................................     (33,573)     (3,773)    (12,525)
                                                                              ----------  ----------  ----------
        Net cash used in investing activities...............................    (181,503)    (42,774)   (107,417)
                                                                              ----------  ----------  ----------
Cash flows from financing activities:
  Net borrowings (payments) under line of credit arrangements...............     (12,606)      4,686      --
  Proceeds from issuance of short-term debt.................................     100,000      --          --
  Proceeds from issuance of common stock....................................      45,995      40,421      27,126
  Proceeds from capital contribution from Novartis..........................      --          24,845      --
  Repayment of notes payable and capital leases.............................      (9,643)     (3,705)     (6,520)
                                                                              ----------  ----------  ----------
        Net cash provided by financing activities...........................     123,746      66,247      20,606
                                                                              ----------  ----------  ----------
        Net decrease in cash and cash equivalents...........................      (6,204)    (10,558)    (71,640)
Cash and cash equivalents at beginning of the year..........................      74,318      84,876     156,516
                                                                              ----------  ----------  ----------
Cash and cash equivalents at end of the year................................  $   68,114  $   74,318  $   84,876
                                                                              ----------  ----------  ----------
                                                                              ----------  ----------  ----------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                               CHIRON CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    THE COMPANY

    Chiron Corporation (the "Company" or "Chiron") is a science-driven, market-directed healthcare company that applies biotechnology and other techniques of modern biology and chemistry to develop, produce and sell products intended to improve the quality of life by diagnosing, preventing and treating human disease. Chiron participates in four human healthcare markets: diagnostics, therapeutics, pediatric and adult vaccines, and ophthalmic surgical products. Chiron also develops or acquires new technologies, employing these technologies to discover and develop new products for the Company or for its partners.

    Chiron's diagnostics business includes automated immunodiagnostic systems, new quantitative probe tests and critical blood analyte systems which are used by hospitals to diagnose and monitor patients in critical care settings. Chiron also provides blood screening tests, used to detect the presence of the human immunodeficiency virus ("HIV"), hepatitis viruses and retroviruses, through its joint business with Ortho Diagnostic Systems, Inc. ("Ortho"), a Johnson & Johnson ("J&J") company. Chiron's therapeutics business emphasizes oncology, serious infectious diseases and critical care diseases and provides products to hospitals and large clinics in the United States ("U.S.") and Europe. Chiron's vaccines business is based primarily on the sale of adult and pediatric and flu vaccines in Italy and Germany and to certain international health service organizations. Chiron is also involved in the development and marketing of new pediatric and adult vaccines. Through its ophthalmic business, Chiron provides products for the surgical correction of vision, as well as intraocular implants that deliver drugs to the eye. Chiron's ophthalmic business markets its products in the U.S., Europe, and other geographic regions.

    BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in joint ventures, partnerships and interests in which Chiron has an equity interest of 50 percent or less are accounted for using either the equity or cost method. For those investments that are accounted for under the cost method, Chiron applies the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), as appropriate. Certain foreign subsidiaries and investments in affiliated companies are accounted for either on a one-month or one-quarter lag.

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

    FISCAL YEAR

    During 1995, the Company changed its fiscal year from a December 31 calendar year-end to a 52 or 53-week year ending on the Sunday nearest the last day in December of each year. Therefore, the 1996 and 1995 fiscal years ended on December 29, 1996 and December 31, 1995, respectively. Both fiscal years were

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) 52 weeks long. For presentation purposes, dates used in the consolidated financial statements and notes refer to the calendar month end.

    CASH EQUIVALENTS AND INVESTMENTS

    All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents. Cash equivalents and short-term investments consist principally of money market instruments which include corporate notes, corporate bonds, commercial paper, and government or government agency securities. Noncurrent investments consist principally of corporate notes, corporate bonds, government or government agency securities and investments in equity securities and affiliated companies.

    INVENTORIES

    Pharmaceutical inventories are stated at the lower of cost or market using the average cost method or, in the case of vaccine products, using the last-in, first-out ("LIFO") method. Diagnostic and ophthalmic products are valued at cost, using the first-in, first-out ("FIFO") method which is less than market value. Inventories consist of the following at December 31:

                                                       1996        1995
                                                    ----------  ----------
                                                        (IN THOUSANDS)
Finished goods....................................  $   94,875  $   96,327
Work in process...................................      45,874      36,560
Raw materials.....................................      39,785      33,054
                                                    ----------  ----------
                                                    $  180,534  $  165,941
                                                    ----------  ----------
                                                    ----------  ----------

    PROPERTY, PLANT, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Depreciation on property, plant and equipment, including assets held under capital leases, is computed by the straight-line method over the estimated useful lives of the assets (3 to 20 years for equipment and 15 to 40 years for buildings). Capitalized start-up costs for completed manufacturing facilities are amortized over 3 years. Leasehold improvements are amortized on a straight-line basis over the remaining fixed lease term or asset life, whichever is shorter.

    LONG-LIVED ASSETS, INCLUDING INTANGIBLE ASSETS

    In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company reviews, as circumstances dictate, the carrying amount of its intangible assets and manufacturing facilities, including the Company's idle pharmaceutical fill and finishing facility in Puerto Rico. The purpose of these reviews is to determine whether the carrying amounts are recoverable. Recoverability is determined by comparing the projected undiscounted net cash flows of the long-lived assets against their respective carrying amounts. The amount of impairment, if any, is measured based on the excess of the carrying value over the fair value.

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) As they relate to the Company's manufacturing facilities, management's reviews consider, among other factors, the Company's global manufacturing needs and plans for existing commercial products, as well as products in development. The estimates used in the reviews are dependent upon several key assumptions, including the projected level of demand for the Company's products, product pricing, success of clinical trials, timing of regulatory approval and the introduction of competing products. Additionally, management is in the process of expanding its reviews to include the impact of potentially acquiring the remaining 51 percent interest in the Chiron Behring joint venture (see Note 2).

    Management believes that no impairment of the carrying value of long-lived assets, including intangible assets, has occurred. However, there can be no assurance that global manufacturing needs for existing products will continue unchanged and product development programs will be successful. Excess manufacturing capacity may occur in the future requiring an adjustment of the carrying value of certain facilities to their fair value.

    Intangible assets consist primarily of purchased technologies, goodwill and patents and are amortized on a straight-line basis over their estimated useful lives ranging from 3 to 17 years. Amortization expense for the years ended December 31, 1996, 1995 and 1994 was $18.7 million, $19.2 million, and $9.5 million, respectively. Amortization of purchased technologies and goodwill is primarily included in "Other operating expenses" and amortization of patents is primarily included in "Research and development" expense in the Consolidated Statements of Operations.

    REVENUE

    "Product sales, net" in the Consolidated Statements of Operations consists of revenue from product sales which is generally recognized upon shipment; revenue from service contracts which is recognized ratably over the life of the contract; and revenue from the sale of equipment under sales-type leases which is recognized at the inception of the lease. During 1994, Chiron recognized Betaseron-TM- revenues under the terms of an amended supply agreement whereby Chiron recognized the majority of its Betaseron-TM- revenues upon shipment of the product to its marketing partner. During 1995, the Company reverted to the terms of the original supply agreement, under which Chiron recognizes a partial share of Betaseron-TM- revenues upon shipment and an additional share upon subsequent sale of the product by its marketing partner.

    "Equity in earnings of unconsolidated joint businesses" represents the Company's share of the operating results generated by its commercial joint businesses. "Collaborative agreement revenues" are earned and recognized based upon work performed, upon the sale of product rights, upon shipment of product for use in preclinical and clinical testing or upon the attainment of benchmarks specified in the related agreements. Under contracts where reimbursement is based upon work performed, the related research and development expenses were $103.8 million, $51.8 million and $72.4 million in 1996, 1995 and 1994, respectively. "Other revenues" consist primarily of product royalty payments under license agreements, laboratory services, fees for sales and marketing services performed and grants from government agencies, and are recognized when earned.

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) PER SHARE DATA

    Per share data is based on the weighted average number of common and dilutive common equivalent shares outstanding. Common equivalent shares result from the assumed exercise of outstanding stock options and warrants that have a dilutive effect when applying the treasury stock method. Shares assumed to be issued upon conversion of the Company's convertible debentures are not included for any of the periods presented since their inclusion would be anti-dilutive. Fully diluted per share data has not been presented, as the amounts would not differ materially from primary per share data.

    At the annual meeting of stockholders in May 1996, stockholders approved an amendment to the Company's restated certificate of incorporation, increasing the number of authorized common shares from 100 million to 500 million. Subsequently, Chiron's Board of Directors declared a 4-for-1 stock split effected in the form of a dividend on the Company's common stock that was distributed on August 2, 1996, to stockholders of record on July 19, 1996. As a result, the Company increased its common stock balance by $1.3 million for the par value of the common stock issued to effect the stock split, and correspondingly reduced additional paid-in capital. The exercise prices for all warrants and stock options and the convertible bond conversion rates were adjusted for the effect of the split. All references in these financial statements to share and per share amounts have been retroactively restated to reflect the increased number of common shares outstanding.

    STOCK-BASED COMPENSATION

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which defines a fair value method of accounting for stock-based awards. As permitted by SFAS 123, the Company elected to continue to follow the existing accounting requirements for stock options and other stock-based awards contained in APB Opinion No. 25, "Accounting for Stock Issued to Employees." However, the Company has provided in Note 8 the required pro forma disclosures pursuant to SFAS 123.

    STATEMENT OF CASH FLOWS

    Supplemental disclosure to the Consolidated Statements of Cash Flows is as follows for the years ended December 31:

                                                            1996       1995       1994
                                                          ---------  ---------  ---------
                                                                  (IN THOUSANDS)
Tax effect of stock option deductions...................  $   1,398  $     912  $   9,895
Cash paid for interest, net of amounts capitalized......     19,354     18,603     12,866
Cash paid for income taxes..............................     14,505      8,597      1,263

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Supplemental disclosure regarding noncash investing and financing activities is as follows for the years ended December 31:

                                                            1996        1995         1994
                                                          ---------  -----------  ----------
                                                                    (IN THOUSANDS)
Acquisitions:
  Fair value of assets acquired.........................  $   2,143  $   962,124  $   42,810
  Liabilities assumed...................................     (1,769)    (289,025)    (24,103)
  Acquisition costs.....................................     --           (6,013)     --
  Stock and options issued..............................     --         (498,952)     --
  Carrying value of original investment.................     --          (14,130)     --
                                                          ---------  -----------  ----------
Total cash paid.........................................  $     374  $   154,004  $   18,707
                                                          ---------  -----------  ----------
                                                          ---------  -----------  ----------

    As further described in Note 2, effective January 1, 1995, under a series of agreements between Chiron and Novartis AG and its affiliates ("Novartis"), successor to Ciba-Geigy Ltd. ("Ciba"), Chiron acquired all of the outstanding common stock of Chiron Diagnostics Corporation ("Chiron Diagnostics"), formerly Ciba Corning Diagnostics Corp., and Novartis' interests in Chiron Vaccines Company ("Chiron Vaccines"), formerly Chiron Biocine Company, and Chiron S.p.A., formerly Biocine S.p.A., in exchange for 26.4 million newly-issued shares of Chiron common stock and a cash payment of $23.5 million. The fair value of assets acquired in the transaction was $694.9 million, and liabilities of $261.5 million were assumed by the Company.

    During 1995, Chiron acquired the ophthalmic surgical products division of IOLAB from J&J for approximately $95.0 million in cash. The fair value of assets acquired in the transaction (including goodwill and purchased in-process technology) was $108.8 million, and liabilities of $12.8 million were assumed by the Company.

    In September 1995, Chiron acquired all of the outstanding common stock of Viagene, Inc. ("Viagene"), not previously owned by the Company, in exchange for approximately $35.5 million in cash and 3.7 million shares of Chiron common stock. Additionally, unexercised options to purchase Viagene stock were converted into options to purchase approximately 528,000 shares of Chiron common stock. The fair value of assets acquired (including purchased in-process technology) was $158.5 million, and liabilities of $14.7 million were assumed by the Company.

    During 1994, Chiron acquired all of the common stock of Laboratoires Domilens S.A. for approximately $18.7 million in cash. The fair value of assets acquired (including goodwill) was $42.8 million, and liabilities of $24.1 million were assumed by the Company.

    FOREIGN CURRENCY

    Local foreign currencies are generally considered to be the functional currency of the Company's foreign subsidiaries and equity investments. Accordingly, the assets and liabilities of subsidiaries and equity investments denominated in foreign currencies are translated at the exchange rates in effect at the appropriate year-end. The revenues and expenses of such subsidiaries and investments are translated at the average exchange rates for the period of operation. Adjustments resulting from such translations are

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) included in "Cumulative foreign currency translation adjustment," a separate component of stockholders' equity.

    FINANCIAL INSTRUMENTS

    FOREIGN CURRENCY CONTRACTS. A portion of the Company's operations consist of manufacturing and sales activities in foreign countries. As a result, the Company's financial results will be affected by changes in foreign currency exchange rates. The Company is primarily exposed to fluctuations in currencies in western European countries and Japan.

    To provide an economic hedge against fluctuations in foreign currency exchange rates, the Company enters into forward currency contracts ("forwards") and starting in 1996, purchases average rate put options ("options"). These financial instruments are not used for trading or speculative purposes. The Company has established a control environment that includes policies and procedures for risk assessment and the approval, reporting and monitoring of foreign currency hedging activities.

    Forwards are used to hedge material foreign currency denominated receivables and payables. They are generally settled at the end of each quarter with gains or losses recorded in "Other expense, net," to offset gains or losses on foreign currency receivables and payables.

    The Company has purchased, and may in the future purchase, options to reduce the exchange rate impact of a strengthening U.S. dollar on the underlying hedged amounts. Counterparties to these hedging agreements are major international financial institutions. The Company's financial statement exposure is limited to the amount paid for the options. The cost of the options, which is recorded in "Other current assets" is deferred and amortized over the relevant term of the period hedged. As of December 31, 1996, there were no options outstanding.

    Foreign currency transaction gains and (losses), net of the impact of hedging, were a net ($1.7) million in 1996 and were not significant in 1995 and 1994.

    CROSS CURRENCY INTEREST RATE SWAPS. The Company selectively enters into cross currency interest rate swaps ("swaps") through major financial institutions to modify the interest and/or currency characteristics of specific outstanding debt obligations. Each swap agreement corresponds to all or a portion of the principal balance and term of a specific debt obligation. These swap agreements involve the exchange of interest payments denominated in different currencies, based upon the terms described in the swap agreements, with an exchange of the underlying notional principal amounts upon maturity. The net difference between the interest amounts paid and received is recognized as interest expense. The related interest amount payable or receivable from the major financial institutions is included in other current liabilities or assets.

    CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade accounts receivable. The Company invests cash which is not required for immediate operating needs principally in a diversified portfolio of financial instruments issued by institutions with investment-grade credit ratings. By policy, the amount of credit exposure to any one

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) institution is limited. These investments are generally not collateralized and primarily mature within three years. The Company has not experienced any significant realized losses on these investments.

    The Company has not experienced any credit losses from its accounts receivable from joint business partners or collaborative research agreements, and none are currently expected. Other accounts receivable arise from product sales to customers. The Company performs ongoing credit evaluations of these customers and generally does not require collateral. Reserves are maintained for potential trade receivable credit losses, and such losses have been within management's expectations.

    RETIREMENT SAVINGS PLAN

    The Company maintains a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time U.S. employees. Participating employees may defer a portion of their pretax earnings up to the Internal Revenue Service annual contribution limit. The Company matches employee contributions according to a specified formula. The Company's matching contributions totaled $6.2 million, $5.3 million and $1.8 million in 1996, 1995 and 1994, respectively.

    MAJOR CUSTOMERS

    During 1996, no single customer contributed ten percent or more to total revenues. As discussed in Notes 2 and 4, Novartis is a related party and contributed less than ten percent of total revenues in 1996 and 1995, and 11 percent in 1994. As discussed in Note 4, J&J and its affiliates are related parties and collectively contributed less than ten percent of total revenues in 1996 and 1995, and 22 percent in 1994. Sales of Betaseron-TM- to Chiron's marketing partner accounted for less than ten percent of total revenues in 1996 and 1995, and 23 percent in 1994.

NOTE 2--BUSINESS COMBINATIONS

    AGREEMENTS WITH NOVARTIS

    Effective January 1, 1995, under a series of agreements between Chiron and Novartis, including an investment agreement, a cooperation and collaboration agreement and a governance agreement (collectively, the "Agreements"), Novartis increased its ownership interest in Chiron common stock to 49.9 percent (now approximately 46 percent as a result of subsequent stock issuances to parties other than Novartis), partially through a tender offer for approximately 38 percent of Chiron's outstanding common stock for $29.25 per share. At the same time, Chiron acquired from Novartis all of the outstanding common stock of Chiron Diagnostics and Novartis' interest in Chiron Vaccines and Chiron S.p.A., in exchange for 26.4 million newly-issued Chiron common shares and a cash payment of $23.5 million. Prior to the acquisition, Chiron Vaccines and Chiron S.p.A. were joint businesses between Chiron and Novartis with each having a 50 percent ownership interest.

    In connection with the Agreements, Novartis agreed to guarantee $425.0 million of new debt for Chiron, agreed to provide $250.0 million (which may be increased to $300.0 million subject to certain reductions in the debt guarantee) over five years in support of research at Chiron, and provided Chiron with the option to issue up to $500.0 million of new equity to Novartis. Additionally, under the terms of the Agreements, Novartis is entitled to name three members to Chiron's Board of Directors and has limited rights to review and approve certain Chiron transactions.

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 2--BUSINESS COMBINATIONS (CONTINUED)
    During 1995, Chiron and Novartis entered into a limited liability company agreement (the "Research Funding Agreement") to utilize research funding to be provided by Novartis. Under the terms of the agreement, Novartis will fund from time to time through December 31, 1999, at Chiron's request, research and development costs for adult vaccines, pediatric vaccines and insulin-like growth factor-1 ("IGF-1"). Annual funding amounts are subject to certain limitations. In return, Novartis will receive an interest in a stream of variable royalties from future worldwide sales of certain adult vaccines, certain pediatric vaccines and IGF-1. Royalties will be paid for a minimum period of ten years, subject to an extension under certain conditions, following the later of October 1, 2001, or the date of the first commercial sale of individual products covered by the agreement. In addition, Novartis will also receive an interest in promotional rights, in countries other than in North America and Europe, for certain adult vaccines.

    Under the terms of the Research Funding Agreement, Chiron was granted an option through December 31, 2001, to repurchase Novartis' interest, at cost plus an agreed-upon return, as defined in the agreement. In addition, if Chiron chooses to exercise the option, Novartis will receive an option to acquire certain exclusive marketing rights, in countries other than those in North America and Europe, with respect to certain adult vaccines in countries in which Novartis has exercised its co-promotion rights. Pursuant to the agreement, Chiron recognized $72.0 million and $27.0 million of funding from Novartis during 1996 and 1995, respectively, as collaborative agreement revenues. Chiron anticipates receiving substantial additional funding from Novartis in future periods, pursuant to the terms of the Research Funding Agreement.

    Certain guarantees stated within the Agreements were subsequently modified on November 27, 1996 in conjunction with a consent and agreement that resolves the Federal Trade Commission's review of the merger between Ciba and Sandoz Ltd., which created Novartis. Under the November 27, 1996 agreement, Chiron agreed to grant royalty-bearing licenses to Rhone-Poulenc Rorer Inc. and Novartis for certain patent rights on the herpes simplex virus thymidine kinase gene in the field of gene therapy. As partial consideration, Novartis will pay the Company up to $60.0 million over the next five years, $15.0 million of which relates to 1997. Novartis also agreed to cross-license to the Company certain Novartis-controlled gene therapy technologies.

    Additionally, Novartis and the Company agreed to a modification of Chiron's contract, which expires in March 1997 and provides for sole promotional rights in the U.S. with respect to Novartis' product Aredia-TM- (pamidronate disodium for injection). Under the new arrangements, Chiron, through a co-promotion arrangement with Novartis, will promote Aredia-TM- for two years after a six-month transitional period.

    Novartis and Chiron also agreed to extend the deadline for payment of the repurchase amount under the Research Funding Agreement from January 1, 2002 to January 1, 2005, if Chiron chooses to exercise this option. However, this will not affect the term of the repurchase option which expires on December 31, 2001.

    Novartis also agreed to extend the term during which Novartis is committed to provide a debt guarantee from 1999 to January 1, 2008. Further, Novartis granted an option to Chiron to increase the amount of the debt guarantee from $425.0 million to $725.0 million with a corresponding equivalent dollar reduction in the equity put now available to Chiron (from $500.0 million to $200.0 million).

    Also, should Chiron elect to replace certain existing convertible debt, Novartis agreed to provide additional guarantees totaling $200.0 million for such purposes.

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 2--BUSINESS COMBINATIONS (CONTINUED)

    Definitive agreements covering certain aspects of the November 1996 agreement with Novartis will be drafted in 1997.

    ACQUISITIONS OF CHIRON DIAGNOSTICS AND INTERESTS IN CHIRON VACCINES AND
     CHIRON S.P.A.

    The acquisitions of Chiron Diagnostics and Novartis' interests in Chiron Vaccines and Chiron S.p.A. (the "Acquisitions") were accounted for under the purchase method of accounting. The purchase price of approximately $433.4 million was allocated to the acquired assets and assumed liabilities based upon their estimated fair value on the acquisition date. The fair value of the net assets acquired in the Acquisitions, including purchased in-process technology, was estimated based on an independent valuation of the acquired net assets. The aggregate purchase price of approximately $433.4 million was less than the fair value of the net assets acquired by approximately $57.3 million. This amount was ratably allocated as a reduction of the noncurrent assets of the acquired companies. In connection with the acquisition, liabilities were assumed as follows:

                                                                                (IN THOUSANDS)
Fair value of assets acquired, net of negative goodwill.......................   $    694,895
Common stock issued...........................................................       (407,550)
Cash paid.....................................................................        (23,504)
Acquisition costs.............................................................         (2,304)
                                                                                --------------
Liabilities assumed...........................................................   $    261,537
                                                                                --------------
                                                                                --------------

    As part of the purchase accounting, Chiron recognized as an expense the amount allocated to purchased in-process technology, resulting in a noncash charge against earnings of $222.9 million. Other transaction-related charges totaling $49.4 million related to employee payments and the related taxes, and legal and investment advisor fees were also recognized as expenses. Novartis agreed to reimburse the Company $24.8 million for a portion of the employee payments and such reimbursement has been recorded as a capital contribution. Other purchased intangible assets of approximately $25.6 million consisting of base technology are being amortized over their estimated useful lives of 10 to 15 years, using the straight-line method.

    The operations of Chiron Diagnostics, Chiron Vaccines and Chiron S.p.A. are included in Chiron's consolidated operating results from January 1, 1995 forward. Chiron's interest in the operating results of Chiron Vaccines and Chiron S.p.A. were included in the Company's 1994 operating results under the equity method of accounting.

    ACQUISITION OF IOLAB

    On March 31, 1995, Chiron acquired the ophthalmic surgical product division of IOLAB from J&J for approximately $95.0 million. The acquisition was accounted for under the purchase method of accounting, and accordingly, IOLAB's financial results have been included in Chiron's consolidated results of operations from the date of purchase. The purchase price was allocated to the acquired assets and assumed liabilities based upon their estimated fair value on the acquisition date. The fair value of the net assets

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 2--BUSINESS COMBINATIONS (CONTINUED) acquired, including in-process technology, was estimated based on independent valuations of the acquired net assets. In connection with the acquisition, liabilities were assumed as follows:

                                                                                (IN THOUSANDS)
Fair value of assets acquired.................................................   $    108,768
Cash paid.....................................................................        (95,000)
Acquisition costs.............................................................         (1,013)
                                                                                --------------
Liabilities assumed...........................................................   $     12,755
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

    ACQUISITION OF VIAGENE

    On September 29, 1995, Chiron acquired all of the outstanding common stock of Viagene, not previously owned by the Company, in exchange for approximately $35.5 million in cash and 3.7 million shares of Chiron common stock. Additionally, on September 29, 1995, unexercised options to purchase Viagene common stock were converted into options to purchase approximately 528,000 shares of Chiron common stock. Viagene is a biotechnology company involved in the discovery, development and commercialization of gene transfer products for the treatment or prevention of severe viral infections, cancers and other diseases. Prior to the acquisition, Chiron had an ongoing collaboration with Viagene in the area of gene therapy and, pursuant to the collaboration arrangement, held an investment in the outstanding voting stock of Viagene with a carrying value, net of unrealized gains and a realized loss, of approximately $14.1 million as of September 29, 1995.

    The Viagene acquisition has been accounted for under the purchase method of accounting. The purchase price of approximately $143.7 million was allocated to the acquired assets and assumed liabilities based upon their estimated fair value on the acquisition date. In connection with the acquisition, liabilities were assumed as follows:

                                                                                (IN THOUSANDS)
Fair value of assets acquired.................................................   $    158,461
Carrying value of original investment in Viagene..............................        (14,130)
Common stock and options issued...............................................        (91,402)
Cash paid.....................................................................        (35,500)
Acquisition costs.............................................................         (2,696)
                                                                                --------------
Liabilities assumed...........................................................   $     14,733
                                                                                --------------
                                                                                --------------

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 2--BUSINESS COMBINATIONS (CONTINUED)
    As part of the purchase accounting, Chiron recognized as an expense the amount allocated to purchased in-process technology in the third quarter of 1995. This resulted in a noncash charge against earnings of $130.3 million. The results of operations of Viagene are included in Chiron's consolidated operating results from September 29, 1995 forward.

    PRO FORMA FINANCIAL INFORMATION

    The following unaudited pro forma information presents the results of operations of Chiron, Chiron Diagnostics, Chiron Vaccines, Chiron S.p.A. and Viagene for the years ended December 31, 1995 and 1994, with pro forma adjustments as if the acquisitions had been consummated as of the beginning of the periods presented. This pro forma information does not purport to be indicative of what would have occurred had the acquisitions been made as of those dates or of results which may occur in the future. The pro forma information does not include the write-off of purchased in-process technology of $222.9 million or other transaction-related costs totaling $49.4 million (related to employee payments and the related taxes, and investment advisor and legal fees) which were recognized as expense during 1995, relating to the acquisition of Chiron Diagnostics, Chiron Vaccines and Chiron S.p.A. Also, the pro forma information does not include the write-off of purchased in-process technology related to the Viagene acquisition of $130.3 million.

                                                                      YEAR ENDED DECEMBER 31,
                                                                      ------------------------
                                                                          1995         1994
                                                                      ------------  ----------
                                                                       (IN THOUSANDS, EXCEPT
                                                                          PER SHARE DATA)
                                                                            (UNAUDITED)
Total revenues......................................................  $  1,107,958  $  968,568
Income (loss) before non-recurring charges..........................      (127,212)     17,806
Income (loss) before non-recurring charges per share................         (0.78)       0.11

    AGREEMENT WITH BEHRINGWERKE AG

    Effective July 1, 1996, Chiron purchased a 49 percent interest in the human vaccine business of Behringwerke AG, a subsidiary of Hoechst AG, a German company. Chiron accounts for its interest under the equity method. The total acquisition price, which was payable in cash, was approximately $120.0 million, including costs directly related to the acquisition. This amount has been reflected as a component of "Investments in equity securities and affiliated companies" in the accompanying Consolidated Balance Sheets. Of the total acquisition price, approximately $97.0 million was allocated to various intangible assets such as goodwill, trademarks and patents, and is being amortized on a straight-line basis over lives ranging from 5 to 20 years.

    Under the terms of the agreement, Chiron has an option to purchase the remaining 51 percent interest in the joint venture in March 1998, 1999, 2000 or 2001, and Behringwerke AG has the option to require Chiron to acquire the remaining 51 percent interest in March 2001. During the period of mutual ownership, Chiron and Behringwerke AG will operate the vaccine business as a joint venture, which has been named Chiron Behring GmbH & Co. ("Chiron Behring").

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 2--BUSINESS COMBINATIONS (CONTINUED)
    The joint venture will pay to Behringwerke AG an annual royalty comprised of a percentage of the excess of net sales of certain Chiron vaccine products in Germany over forecasted amounts for the years 1997 through 2001.

    In 1996, Chiron recognized $4.2 million as its share of the joint venture's results, which includes amortization of the aforementioned intangible assets, as "Equity in earnings of unconsolidated joint businesses." The results of the joint venture are reported on a one-month lag.

NOTE 3--RESTRUCTURING AND REORGANIZATION COSTS

    During 1995, Chiron recorded $39.1 million in restructuring and reorganization charges, including $16.9 million arising from the acquisition and integration of IOLAB (Note 2), representing the expected costs of integrating the acquired business with Chiron's existing business as well as write-downs of certain previously capitalized costs. Of the total charge of $39.1 million, $8.0 million was due to a change in plans to expand the Company's Emeryville research and development facilities and $7.7 million was related to the idling of the Company's Puerto Rico manufacturing facility. The majority of these facility-related charges, as well as $3.7 million of other facility related charges, were paid in 1995. Employee termination costs related to the Company's restructuring were not significant.

    Of the $16.9 million recorded as a result of the acquisition of IOLAB, approximately $6.7 million related to write-downs of previously capitalized facility and inventory costs. The remaining $10.2 million consisted of $5.5 million of employee termination costs and $4.7 million of lease termination and other costs. Chiron Vision is consolidating its European intraocular lens manufacturing operations into its facility in Lyon, France, and the North American manufacturing operations into its facility in Claremont, California. The related workforce reduction was the result of increased manufacturing efficiencies as plants were closed, a concentration of research and development efforts and an elimination of overlap in sales and marketing and general and administrative areas.

    At December 31, 1996, the accrual for restructuring and reorganization costs totaled $7.4 million and consisted primarily of $2.5 million of lease termination costs and $3.7 million related to the idling of the Puerto Rico manufacturing facility. The liability for the lease termination costs will be settled over the life of the lease terms which expire through 2012. The accrual for the Puerto Rico manufacturing facility is expected to be settled in 1997.

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 3--RESTRUCTURING AND REORGANIZATION COSTS (CONTINUED)
    The current status of the accrued restructuring charges is summarized below:

                                                   AMOUNT OF         AMOUNT         AMOUNT TO
                                                     TOTAL          UTILIZED       BE UTILIZED
                                                 RESTRUCTURING       THROUGH        IN FUTURE
                                                    CHARGE      DECEMBER 31, 1996    PERIODS
                                                 -------------  -----------------  -----------
                                                                (IN THOUSANDS)
Chiron Vision restructuring charges:
  Employee-related costs.......................   $     5,506      $    (5,506)     $  --
  Facility and lease termination costs.........         6,242           (3,730)         2,512
  Duplicate and excess inventory...............         3,476           (2,888)           588
  Other........................................         1,724           (1,369)           355
                                                 -------------        --------     -----------
                                                       16,948          (13,493)         3,455
Puerto Rico manufacturing facility.............         7,650           (3,988)         3,662
Postponement of Emeryville facility
  expansion....................................         7,990           (7,990)        --
Amsterdam manufacturing facilities.............         1,000           (1,000)        --
Other facility related.........................         3,718           (3,718)        --
Other..........................................         1,750           (1,510)           240
                                                 -------------        --------     -----------
                                                  $    39,056      $   (31,699)     $   7,357
                                                 -------------        --------     -----------
                                                 -------------        --------     -----------

NOTE 4--COLLABORATIONS AND JOINT BUSINESS ARRANGEMENTS

    GENERAL

    The Company has entered into a number of collaborative arrangements with other pharmaceutical and biotechnology companies for the development and marketing of certain technologies and products. The majority of these collaborations are in the development or clinical trial phase. Chiron and its collaborative partners generally contribute certain technologies and research efforts to the collaboration. In addition, Chiron and its collaborative partners commit, subject to certain limitations and cancellation clauses, to share in the funding of the collaborations' ongoing research and clinical trial costs. Chiron, under certain of the arrangements, has purchased equity securities, including common and preferred stock and warrants to purchase common and preferred stock, of the collaborative partner.

    DIAGNOSTIC JOINT BUSINESS

    In 1989, Chiron entered into an agreement with Ortho to jointly develop, manufacture and market certain immunoassay diagnostic products. Under the terms of the agreement, Chiron receives 50 percent of the pretax operating profits generated by the joint business and is reimbursed for its continuing research, development and manufacturing costs. Ortho and Chiron also licensed Abbott Laboratories ("Abbott") and Pasteur Sanofi Diagnostics to sell their own immunoassay diagnostic tests for hepatitis C ("HCV"), using certain technology from the joint business.

    Chiron records its share of profits of the Chiron-Ortho diagnostic business on a one-month lag using estimates provided by Ortho. These estimates are subject to a final adjustment 90 days after the end of each calendar year, and profit sharing distributions are payable to Chiron within 90 days after the end of

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 4--COLLABORATIONS AND JOINT BUSINESS ARRANGEMENTS (CONTINUED) each quarter. At December 31, 1996 and 1995, $24.4 million and $19.6 million, respectively, were due from Ortho for profit sharing and reimbursement of costs. Chiron's 50 percent share of the profits from the joint business was $95.8 million in 1996, which includes $3.8 million for the final 1995 accounting and $6.9 million for a settlement from Abbott related to prior period sales of HIV immunodiagnostic tests. In 1995, Chiron recognized $76.9 million, of which $1.8 million was a result of the final 1994 accounting. In 1994, Chiron recognized $74.3 million as its share of the profits, including a negligible adjustment relating to the final 1993 accounting. Revenues recognized under the cost reimbursement portion of the agreement with Ortho for collaborative research were $8.6 million, $9.6 million and $8.5 million in 1996, 1995 and 1994, respectively. Revenues recognized under the cost reimbursement portion of the agreement with Ortho for product sales were $15.0 million, $16.1 million and $11.8 million in 1996, 1995 and 1994, respectively.

    CEPHALON, INC. ("CEPHALON")

    In January 1994, Chiron and Cephalon established a collaboration for the research, development and marketing of certain products for the treatment of neurological disorders. Under the terms of the agreement, Chiron and Cephalon will each contribute certain technology and licenses and will share profits equally. Each party was responsible for its own collaboration-related expenses, subject to certain conditions, until total collaboration-related expenses were either equalized or until the products reached commercialization. The expenses were equalized during 1995, and thereafter, all expenses are shared equally. Chiron invested $15.0 million in the equity securities of Cephalon in 1994. Expenses recognized by Chiron related to this agreement for the years ended December 31, 1996, 1995 and 1994, were $20.4 million, $34.1 million and $5.4 million, respectively.

    DEPOTECH CORPORATION ("DEPOTECH")

    In March 1994, Chiron entered into an agreement with DepoTech for the research, development and marketing of certain products incorporating certain drug delivery technologies developed by DepoTech, and in some cases, certain of Chiron's therapeutic compounds. Under the terms of the agreement, Chiron agreed to make specified payments to DepoTech upon the attainment of product development milestones, and agreed to fund all or a portion of the development costs of the collaboration in exchange for marketing rights to the resulting commercial products. In addition, the parties agreed to share in the revenues of any resulting commercial products. During 1994, Chiron invested $3.5 million in the equity securities of DepoTech. In 1995, DepoTech reached the first milestone, and accordingly, a warrant to purchase capital stock of DepoTech was converted into a technology license fee, and Chiron commenced funding its portion of development costs, resulting in a $3.5 million charge to research and development expense for the year ended December 31, 1995. In 1996, Chiron recognized expenses of $5.0 million related to this agreement.

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 4--COLLABORATIONS AND JOINT BUSINESS ARRANGEMENTS (CONTINUED)

    G.D. SEARLE & CO. ("SEARLE")

    In October 1994, Chiron entered into a collaboration agreement with Searle for the research, development and marketing of Tissue Factor Pathway Inhibitor. Under the terms of the agreement, Chiron made a $3.5 million payment to Searle, which was expensed in 1994. Except for this payment, each party agreed to fund its own collaboration-related expenses through 1994. Beginning in 1995, development expenses are shared equally by the parties. In 1995, in addition to funding its equal share of continuing development expenses, Chiron exercised its option to accelerate the funding of certain development expenses of Searle in exchange for a right of first negotiation to manufacture certain clinical supplies. Accordingly, Chiron paid $8.8 million to Searle in 1995 which was recorded as research and development expense. Expenses of $14.6 million were recognized by Chiron related to this agreement in 1996.

    PROGENITOR, INC. ("PROGENITOR")

    In March 1995, the Company reached an agreement with Progenitor, a subsidiary of Interneuron Pharmaceuticals, Inc., to collaborate in the development and commercialization of therapeutic and vaccine products incorporating Progenitor's proprietary gene therapy technology. Under the agreement, Chiron received a license to Progenitor's nonviral gene expression system for use in the development of products for the treatment of certain cancers and cardiovascular disorders, development of infectious disease vaccines and for development of certain other gene therapy products. Chiron has the right to manufacture and market any resulting products of the collaboration. In return for the license and other rights, Chiron made an initial license payment of $2.5 million to Progenitor, which was recorded as research and development expense in 1995. During 1996, Chiron paid $0.5 million to Progenitor which was recorded as research and development expense. Under the agreement, Chiron is required to make certain additional license and milestone payments to Progenitor. In addition, Progenitor will receive a royalty from any commercial sales of products resulting from the collaboration.

    GENELABS TECHNOLOGIES, INC. ("GENELABS")

    In March 1995, the Company reached an agreement with Genelabs, whereby Chiron and Genelabs cross-licensed certain rights to HCV; hepatitis G virus ("HGV"), a hepatitis virus discovered by Genelabs; human T-cell leukemia virus - I ("HTLV-I") and human T-cell leukemia virus - II ("HTLV-II") diagnostic tests. Under the agreement, Chiron acquired certain rights to develop and market diagnostic products for the detection of HGV, HTLV-I and HTLV-II. In return, Genelabs acquired development and marketing rights in Asia, except Japan, for certain products incorporating Chiron's HCV technology. Ortho, Chiron's joint diagnostic business partner, agreed to participate as Chiron's equal partner in the collaboration with Genelabs and therefore will share equally in all payments under the agreement, including equity investments. Chiron and Ortho agreed to pay $5.0 million in up front license fees and up to $9.0 million in HGV development milestones. Chiron and Ortho also agreed to invest a total of $10.0 million in the equity securities of Genelabs. Also, under the terms of the agreement, Chiron and Ortho have the option to acquire substantially all of the diagnostics business of Genelabs in the year 2000 through the conversion of the $10.0 million equity investment for approximately one-half of the business and an additional payment equal to the then fair market value of the remaining half. Under a separate agreement, Chiron agreed to pay Genelabs $1.0 million in cash in exchange for a right of first refusal to obtain an exclusive license to Genelabs' HGV technology for use in vaccines. Chiron paid Genelabs a total of $8.5 million during 1995

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 4--COLLABORATIONS AND JOINT BUSINESS ARRANGEMENTS (CONTINUED) pursuant to the terms of these agreements. Of this total, $2.1 million was recorded as an investment in securities of Genelabs and $6.4 million was recorded as research and development expense. No amounts were incurred in 1996 related to this collaboration.

    NEW YORK UNIVERSITY ("NYU")

    In March 1995, the Company reached an agreement with NYU for the license of optical mapping technology for use by Chiron and its sublicensee, Novartis, in the development of diagnostics, therapeutics and vaccines, and Chiron also acquired the right to commercialize a potential optical mapping instrument. Under the terms of the agreement, Chiron made a $5.0 million initial payment to NYU, which was recorded as research and development expense in 1995, for the license and for funding certain research facilities at NYU. If Chiron and NYU both agree to continue development of the instrument, Chiron will be obligated to make milestone payments totaling $4.0 million to NYU and will make royalty payments to NYU based upon any future product sales of the instrument, subject to certain minimum royalties. In addition, Novartis has agreed to make certain further research payments to NYU in connection with development of the instrument in exchange for the sublicense and in exchange for royalty payments by Chiron to Novartis based upon sales of the instrument. The amount of expenses incurred in 1996 related to this collaboration was not significant.

    NOVARTIS

    In November 1995, Chiron and Novartis entered into a collaboration agreement through which Novartis acquired a non-exclusive, perpetual license to broadly apply Chiron's combinatorial chemistry technologies in Novartis' research programs. In addition, Chiron and Novartis agreed to collaborate on the identification of new drug candidates for specific disease targets. In exchange for these rights, Novartis agreed to pay certain license, milestone and royalty payments to Chiron.

    In addition, Novartis agreed to make certain payments to Chiron in exchange for access to Chiron's technology, chemical libraries and exclusive rights relating to specific drug discovery targets. Novartis was also granted the right to develop and market products resulting from the drug discovery targets in exchange for certain milestone and royalty payments to Chiron. Chiron was granted commercialization rights to products developed for non-competing indications, subject to the payment of royalties to Novartis. Novartis also agreed to fund Chiron's activities relating to the collaboration for a period of three years, and up to five years at Novartis' option.

    Under the terms of the agreement, Novartis will pay $26.0 million to Chiron over a five-year period, subject to certain adjustments, in exchange for the non-exclusive, perpetual license to utilize Chiron's combinatorial chemistry techniques. In 1996 and 1995, Chiron recognized $9.4 million and $5.5 million, respectively, related to the agreement as "Collaborative agreement revenues" in the accompanying Consolidated Statements of Operations.

    JAPAN TOBACCO INC. ("JT")

    In March 1996, the Company and JT entered into a technology transfer and development agreement whereby the pharmaceutical division of JT acquired a non-exclusive, perpetual license to apply certain of Chiron's combinatorial chemistry technologies in JT's research and product development programs. Both

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 4--COLLABORATIONS AND JOINT BUSINESS ARRANGEMENTS (CONTINUED)
Chiron and JT will share in certain improvements to the technology made by either party, subject to certain conditions. The agreement provides an initial technology transfer term of two years and may be extended at the option of JT for an additional two years. In 1996, Chiron recognized collaborative agreement revenues from JT of $7.7 million.

    NOVARTIS AND FOCAL INC. ("FOCAL")

    In April 1996, Chiron, Novartis and Focal entered into an agreement in the area of restenosis, the reclosure of arteries following angioplasty. Chiron and Novartis will each individually utilize its own cardiovascular drugs together with Focal's drug delivery technology to develop products designed to prevent restenosis. Under the terms of the agreement, Chiron and Novartis will receive exclusive worldwide rights to Focal's technology in selected restenosis fields for their respective drug compounds entered into the research program. Chiron and Novartis will be individually responsible for developing and marketing the resulting products, and Focal will retain manufacturing rights for the final products. Chiron and Novartis will jointly provide funding for certain preclinical studies, after which each company will fund development for its own products. Each company will also be individually responsible to make milestone payments to Focal for its products developed, totaling $10.0 million per product. In 1996, Chiron incurred $0.3 million for its share of costs related to this agreement which was recorded as "Research and development" expense.

    RIBOZYME PHARMACEUTICALS INC. ("RPI")

    Since 1994, Chiron and RPI have been involved in several collaborations. In an agreement entered into in May 1996, Chiron and RPI agreed to collaborate to use RPI's ribozyme technology to determine the function of a number of genetic sequences. Chiron will select a certain number of gene sequences and RPI will synthesize ribozymes that will selectively inhibit the action of the target sequences in Chiron's assays. Chiron will have the option to develop, and, in certain circumstances, manufacture ribozymes or other products found to be important in disease pathology. Under the terms of the agreement, Chiron will pay RPI for the ribozymes used in the research and make milestone payments depending upon the number of products successfully developed. Chiron also agreed to pay RPI royalties from the sale of commercialized products. The royalty payments will be reduced by up to 50 percent of the milestone payments made as they relate to specific products. In 1996, Chiron incurred $1.8 million of expenses related to the various collaboration agreements with RPI.

    GENERAL INJECTABLES & VACCINES, INC. ("GIV")

    In September 1996, Chiron entered into an agreement with Biological and Popular Culture, Inc. ("BPC"), a newly organized holding company for GIV and affiliated companies, pursuant to which GIV and its affiliates agreed to perform certain distribution and promotional services for Chiron's vaccine products in the U.S. The initial term of the service agreement is five years, with potential one-year extensions thereafter.

    In connection with the agreement, Chiron invested $30.0 million in BPC, of which $13.8 million consisted of BPC voting preferred stock, which is convertible at Chiron's option into 30 percent of the outstanding common stock of BPC. Alternatively, Chiron, at its option, may require BPC to redeem the preferred stock at par plus accrued dividends of 8 percent at a future date. Of the preferred stock

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 4--COLLABORATIONS AND JOINT BUSINESS ARRANGEMENTS (CONTINUED) investment, a significant amount represents excess purchase price and is being amortized over 15 years. The remainder of the $30.0 million investment consisted primarily of two interest-bearing loans to BPC and its subsidiaries with various maturities. Chiron agreed to make additional capital contributions in the event BPC exceeds certain earnings requirements and which BPC agreed to use to repay one of the two loans.

    In 1996, Chiron recognized $0.2 million as its share of BPC's results, which includes amortization of the aforementioned intangible assets, as "Equity in earnings of unconsolidated joint businesses." Chiron's share of BPC's results are reported on a one-quarter lag.

    In January 1997, BPC repaid one of the two interest-bearing loans which totaled $5.0 million. Chiron then advanced this same amount to BPC as a prepayment for future distribution and promotional services.

    BEN VENUE LABORATORIES, INC. ("BEN VENUE")

    Effective May 1, 1996, Chiron sold its 50 percent interest in a generic cancer chemotherapeutics business to Ben Venue, Chiron's joint venture partner, for $14.0 million in cash, resulting in a $12.2 million gain which has been included in "Other expense, net" in the accompanying Consolidated Statements of Operations.

NOTE 5--FAIR VALUE OF FINANCIAL INSTRUMENTS

    MARKETABLE SECURITIES

    In accordance with the requirements of SFAS 115, the Company has classified its investments in certain debt and equity securities as "available-for-sale." Such investments are recorded at fair value based upon year-end quoted market prices, with unrealized gains and losses, deemed by the Company as temporary in nature, reported as a separate component of stockholders' equity.

    Available-for-sale securities consist of the following at December 31:

                                               1996                                                1995
                        --------------------------------------------------  --------------------------------------------------
                         ADJUSTED    UNREALIZED    UNREALIZED      FAIR      ADJUSTED    UNREALIZED    UNREALIZED      FAIR
                           COST         GAINS        LOSSES        VALUE       COST         GAINS        LOSSES        VALUE
                        -----------  -----------  -------------  ---------  -----------  -----------  -------------  ---------
                                                                    (IN THOUSANDS)
U.S. Government.......   $  30,179    $      17     $    (151)   $  30,045   $  69,659    $     298     $    (125)   $  69,832
Mortgage-backed.......       7,913           22            (1)       7,934      11,317           17           (43)      11,291
Corporate debt........      32,803            2           (92)      32,713     130,150          128          (213)     130,065
                        -----------  -----------        -----    ---------  -----------  -----------        -----    ---------
                            70,895           41          (244)      70,692     211,126          443          (381)     211,188
Equity................      17,665       28,777        --           46,442       9,100       31,200        --           40,300
                        -----------  -----------        -----    ---------  -----------  -----------        -----    ---------
                         $  88,560    $  28,818     $    (244)   $ 117,134   $ 220,226    $  31,643     $    (381)   $ 251,488
                        -----------  -----------        -----    ---------  -----------  -----------        -----    ---------
                        -----------  -----------        -----    ---------  -----------  -----------        -----    ---------

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 5--FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    These securities are classified in the Consolidated Balance Sheets as follows at December 31:

                                                                           1996        1995
                                                                        ----------  ----------
                                                                            (IN THOUSANDS)
Cash equivalents......................................................  $    9,971  $   61,289
Short-term investments in marketable debt securities..................      38,694      61,066
Noncurrent investments in marketable debt securities..................      22,027      88,833
Investments in equity securities and affiliated companies.............      46,442      40,300
                                                                        ----------  ----------
                                                                        $  117,134  $  251,488
                                                                        ----------  ----------
                                                                        ----------  ----------

    The cost and estimated fair value of available-for-sale debt securities by contractual maturity consist of the following at December 31, 1996:

                                                                          ADJUSTED     FAIR
                                                                            COST       VALUE
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Due in one year or less.................................................  $  47,854  $  47,732
Due in one to three years...............................................     15,128     15,026
                                                                          ---------  ---------
                                                                             62,982     62,758
Mortgage-backed securities..............................................      7,913      7,934
                                                                          ---------  ---------
                                                                          $  70,895  $  70,692
                                                                          ---------  ---------
                                                                          ---------  ---------

    The proceeds received from the sale and maturity of securities held as available-for-sale were $143.9 million, $334.1 million and $232.9 million during 1996, 1995 and 1994, respectively. During 1996, the gross realized gains and gross realized losses on sales of securities held as available-for-sale were not significant. During 1995, the gross realized gains and gross realized losses on sales of securities held as available-for-sale were $0.4 million and $3.5 million, respectively. Gross realized gains and losses during 1994 were not significant. The cost of securities sold is based on the specific identification method. The change in the net unrealized holding gain on available-for-sale securities, included as a separate component of stockholders' equity, was ($2.7) million, $44.0 million and ($12.7) million for 1996, 1995 and 1994, respectively.

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 5--FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

    OTHER FINANCIAL INSTRUMENTS

    The carrying amounts and fair values of the Company's financial instruments other than those accounted for in accordance with SFAS 115 are as follows at December 31:

                                                        1996                    1995
                                               ----------------------  ----------------------
                                               CARRYING/               CARRYING/
                                                NOTIONAL                NOTIONAL
                                                 AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                               ----------  ----------  ----------  ----------
                                                               (IN THOUSANDS)
Nonmarketable equity investments:
  (accounted for under the cost method)......  $    4,763  $    9,003  $    9,209  $   11,559
Notes receivable.............................      20,478      20,518       3,519       3,073
Deposits.....................................       3,549       3,413       4,643       4,509
Long-term debt:
  Convertible subordinated debentures........     319,713     325,293     312,467     360,677
  Notes payable..............................      65,964      65,964      64,755      64,741
Foreign currency hedging contracts (off-
  balance sheet financial instruments).......      70,883      70,883      65,106      65,188

    The fair value of nonmarketable equity investments that are accounted for using the cost method are primarily based on estimated market prices determined by a broker. The carrying value of variable rate notes receivable approximates fair value due to the market based nature of these instruments. The fair values of the notes payable and deposits are based on the discounted value of expected future cash flows using current rates for assets and liabilities with similar maturities. The fair value of convertible subordinated debentures is based on the market price at the close of business on the last day of the fiscal year. The fair value of the foreign currency hedging contracts is based on the exchange rate in effect on the last business day of the year. The notional amount approximates the fair value as the majority of the contracts were entered into shortly before year-end.

    Included in current assets and current liabilities are certain other financial instruments whose carrying values approximate fair value due to the short-term nature of such instruments.

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 6--DEBT OBLIGATIONS AND CAPITAL LEASES

    Long-term debt and capital lease obligations consist of the following at December 31:

                                                                           1996        1995
                                                                        ----------  ----------
                                                                            (IN THOUSANDS)
1.9 percent convertible subordinated debentures.......................  $  230,587  $  225,215
5.25 percent convertible subordinated debentures......................      89,126      87,252
Capital lease obligations.............................................      34,999      38,940
Note payable to Novartis..............................................      57,159      54,016
Other notes payable...................................................      10,734      14,765
                                                                        ----------  ----------
                                                                           422,605     420,188
Less current portion..................................................       3,016       6,940
                                                                        ----------  ----------
                                                                        $  419,589  $  413,248
                                                                        ----------  ----------
                                                                        ----------  ----------

    CONVERTIBLE SUBORDINATED DEBENTURES

    In 1993, Chiron issued 1.9 percent convertible subordinated debentures with a face value of $253.9 million and a yield to maturity of 4.5 percent. The notes are convertible, at the holders' option, into common stock at 34.4 shares per $1,000 principal amount and are due in November 2000. Interest is paid semi-annually. The debentures may be redeemed by the Company at any time, at a redemption price starting at $905.78 per $1,000 principal amount increasing to a redemption price equal to 100 percent of the principal amount at maturity. The debentures are carried net of an initial issue discount of $39.3 million which is being accreted over the life of the debentures using the interest method. Debentures with a carrying value of $9.1 million and $8.9 million were held by Novartis at December 31, 1996 and 1995, respectively.

    As a result of the 1991 merger with Cetus Corporation ("Cetus"), the Company has outstanding 5.25 percent convertible subordinated debentures, which are due in 2002, have a face value of $100.0 million and are convertible at the holders' option at any time into common stock at 32.4 shares per $1,000 principal amount. Interest is paid annually. At the option of the Company, the debentures may be redeemed at any time at face value. These debentures are carried at a discount and the difference between the face value of the debentures and their present value is being accreted over the remaining term of the debentures using the interest method.

    CAPITAL LEASE OBLIGATIONS

    Capital lease obligations consist primarily of one lease involving a Chiron manufacturing facility and other related buildings in Emeryville, California. The lease obligation bears interest at 10.5 percent and matures in 2004. In January 1997, Chiron entered into an agreement to purchase the facility and related buildings for $29.8 million. Chiron subsequently paid this amount and accordingly eliminated this obligation.

    At December 31, 1996 and 1995, the gross amount of land, buildings and equipment leased under noncancelable capital leases totaled $22.1 million and $23.8 million, respectively, and accumulated depreciation totaled $8.9 million and $5.2 million, respectively. Future payments under capital lease obligations (including interest of approximately $1.5 million) are as follows: 1997--$1.6 million, 1998--

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 6--DEBT OBLIGATIONS AND CAPITAL LEASES (CONTINUED)
$1.7 million, 1999--$0.8 million, 2000--$0.6 million, 2001--$0.5 million and
$1.9 million thereafter. These amounts do not include the recent settlement of the lease obligation described above.

    NOTES PAYABLE

    The note payable to Novartis for approximately $57.2 million at December 31, 1996 was assumed by the Company as part of the acquisition of Chiron Diagnostics. The note bears interest at a variable rate based on LIBOR (approximately 5.7 percent at December 31, 1996) and is due in 2000 together with accrued interest.

    At December 31, 1996, the Company had various other notes payable with an average interest rate of 5.3 percent and maturities ranging from 1997 through 2014. Future maturities of notes payable are as follows: 1997--$1.7 million, 1998--$1.7 million, 1999--$1.8 million, 2000--$1.9 million, 2001--$1.9 million and $1.7 million thereafter.

    SHORT-TERM BORROWINGS

    Short-term borrowings totaled $137.5 million as of December 31, 1996, consisting of borrowings of $100.0 million under the Company's U.S. credit facilities, $36.0 million under the Company's credit facilities outside the U.S. and a $1.5 million obligation to Novartis.

    Under three separate revolving, committed, unsecured credit agreements with major financial institutions, the Company can borrow up to $200.0 million in the U.S. These credit facilities are guaranteed by Novartis, have various maturities through July 1997, and provide for various borrowing rate options, as defined in the agreements. As of December 31, 1996, the interest rate on the outstanding borrowings was tied to U.S. dollar LIBOR (5.7 percent).

    Additionally, the Company has credit facilities available outside the U.S. that allow for total borrowings of $117.0 million at December 31, 1996. These revolving facilities are unsecured and are primarily maintained for Chiron Diagnostics and Chiron S.p.A. As of December 31, 1996, the average interest rate on the outstanding borrowings was 6.1 percent.

    CROSS CURRENCY INTEREST RATE SWAPS

    In May 1996, the Company entered into a swap agreement that matures in June 1997 with a notional amount of $24.9 million. The Company effectively converted debt denominated in U.S. dollars to Japanese yen. The agreement provides for the Company to make quarterly interest payments based on a variable rate tied to three-month Japanese LIBOR (0.5 percent at December 31, 1996) while receiving interest based on a variable rate tied to three-month U.S. dollar LIBOR (5.7 percent at December 31, 1996).

    In July 1996, the Company also entered into swap agreements that mature in July 2001 with an aggregate notional amount of $112.6 million. The Company effectively converted debt denominated in U.S. dollars to German marks. The agreements provide for the Company to make quarterly interest payments based upon a fixed German mark rate of 6.2 percent while receiving interest based on a variable rate tied to three-month U.S. dollar LIBOR.

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 7--COMMITMENTS AND CONTINGENCIES

    LEASES

    Chiron leases laboratory, office and manufacturing facilities, land and equipment under noncancelable operating leases which expire at various times through 2037. Rent expense under these leases was $32.6 million, $28.0 million and $12.7 million in 1996, 1995 and 1994, respectively.

    Future minimum lease payments under these leases are as follows: 1997--$30.3 million, 1998-- $26.4 million, 1999--$20.6 million, 2000--$15.9 million,
2001--$10.5 million and $29.8 million thereafter.

    Additionally, in June 1996, the Company entered into a seven-year operating lease agreement with a group of financial institutions to rent a research and development facility that is currently under construction in Emeryville, California. Under the terms of the lease agreement, the financial institutions have committed $195.0 million toward the total construction cost of the project. No lease payments are required during the construction period which is expected to last less than three years. Thereafter, rent amounts will be due quarterly, based upon the total construction costs incurred. Assuming that construction is completed on schedule and assuming a current interest rate of 6.0 percent, future minimum lease payments would be $11.7 million annually, beginning in the fourth quarter of 1998.

    Under this lease arrangement, which has been guaranteed by Novartis through December 31, 1999, the Company has the option to purchase the constructed properties. Alternatively, Chiron can cause the property to be sold to a third party. The Company is also contingently liable under residual value guarantees in the event of market value declines.

    EQUIPMENT LEASING

    Chiron Diagnostics is the lessor of certain equipment to customers under sales-type leases as defined in Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The current portion of the net investment in sales-type leases is included in "Accounts receivable" and the long-term portion is included in "Other assets" in the accompanying Consolidated Balance Sheets. The components of the net investment in sales-type leases were as follows at December 31:

                                                                            1996       1995
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Minimum rentals receivable..............................................  $  36,314  $  40,842
Less unearned interest income...........................................      3,127      3,359
                                                                          ---------  ---------
Net investment in sales-type leases.....................................  $  33,187  $  37,483
                                                                          ---------  ---------
                                                                          ---------  ---------

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 7--COMMITMENTS AND CONTINGENCIES (CONTINUED)

    Included in the net investment in sales-type leases amounts are deferred service revenues of $6.3 million and $8.3 million at December 31, 1996 and 1995, respectively. Such amounts are recognized as product sales revenue ratably over the life of the service contracts.

    Future minimum rentals receivable under these leases at December 31, 1996, are as follows: 1997-- $8.4 million, 1998--$14.3 million, 1999--$8.6 million,
2000--$4.0 million and 2001--$1.0 million.

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

    OTHER COMMITMENTS

    In connection with the expansion of its manufacturing capabilities, the Company has various commitments under construction contracts totaling approximately $17.9 million at December 31, 1996. The Company also has performance bonds outstanding in the amount of $7.0 million as of December 31, 1996, primarily in connection with sales to public health authorities.

    In June 1996, Chiron S.p.A. entered into an agreement to purchase in 1998 the manufacturing and administrative facilities in Siena, Italy which are currently leased. The purchase price is approximately $34.0 million and is payable in Italian lira. The purchase price will be reduced by certain amounts due from the seller through the date of the purchase.

NOTE 8--STOCKHOLDERS' EQUITY

    STOCK COMPENSATION PLANS

    At December 31, 1996, the Company has four stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for performance-based awards and share rights.

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 8--STOCKHOLDERS' EQUITY (CONTINUED)
    Had compensation cost for the Company's other stock-based plans been determined based upon the fair value method prescribed under SFAS 123, the Company's net income (loss) and related net income (loss) per share would have been reduced to the following pro forma amounts below:

                                                                          1996        1995
                                                                        ---------  -----------
Net income (loss)--in thousands
  As reported.........................................................  $  55,145  $  (512,463)
  Pro forma...........................................................  $  27,579  $  (529,759)

Net income (loss) per share
  As reported.........................................................  $    0.31  $     (3.15)
  Pro forma...........................................................  $    0.16  $     (3.26)

    FIXED STOCK OPTION PLANS

    The Company's fixed stock option plan provides for the grant to employees of either nonqualified or incentive options and provides for the grant to directors, consultants and contractors of nonqualified options. Incentive options are to be granted at not less than the fair market value of common stock at the date of grant and nonqualified options at not less than 85 percent of such fair market value. Options are exercisable based on vesting terms determined by Chiron's Board of Directors (generally 4 years) and option terms cannot exceed ten years.

    Initially, the Company's stock option plan had reserved and available for issuance 18.0 million shares of Chiron common stock and restricted common stock plus any remaining shares of common stock and restricted stock remaining for issuance under former option plans. This amount is increased annually by a number of shares equal to 1.5 percent of the number of shares of common stock outstanding plus shares issuable upon conversion or exercise of outstanding warrants, options and convertible securities. For 1996, this increase in shares available for grant was 3.1 million. At December 31, 1996, a total of 5.8 million shares were available for grant.

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 8--STOCKHOLDERS' EQUITY (CONTINUED)
    A summary of the stock option activity is as follows:

                                                                              1996          1995          1994
                                                                          ------------  ------------  ------------
Outstanding options at January 1,.......................................    23,337,652    19,787,536    17,370,472
  Granted...............................................................     6,582,769    10,507,616     4,667,928
  Forfeited.............................................................    (1,159,973)   (1,207,336)     (675,336)
  Surrendered against payment by Novartis...............................      (363,525)   (3,070,960)      --
  Exercised.............................................................    (2,098,550)   (2,679,204)   (1,575,528)
                                                                          ------------  ------------  ------------
Outstanding options at December 31,.....................................    26,298,373    23,337,652    19,787,536
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Options exercisable at year-end.........................................    11,411,534     8,859,788    10,267,220
Average exercise price of:
  Outstanding options at year-end.......................................  $      16.80  $      14.76  $      12.82
  Options granted.......................................................  $      22.25  $      16.33  $      17.67
  Options forfeited.....................................................  $      19.11  $      16.89  $      14.61
  Options exercised.....................................................  $      11.02  $      10.61  $       8.20
Weighted-average fair value of options granted during the year
  calculated pursuant to SFAS 123.......................................  $       8.90  $       7.33  $    --

    The weighted-average fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for 1996 and 1995: expected volatility of 35 percent; risk-free interest rate of 6.3 percent; and an average expected life of 5 years.

    The following table summarizes information concerning outstanding and exercisable options as of December 31, 1996:

                     OPTIONS OUTSTANDING
--------------------------------------------------------------     OPTIONS EXERCISABLE
                                     WEIGHTED                   -------------------------
                       NUMBER         AVERAGE       WEIGHTED       NUMBER      WEIGHTED
                    OUTSTANDING      REMAINING       AVERAGE    EXERCISABLE     AVERAGE
RANGE OF EXERCISE    AS OF DEC.     CONTRACTUAL     EXERCISE     AS OF DEC.    EXERCISE
      PRICES          31, 1996         LIFE           PRICE       31, 1996       PRICE
------------------  ------------  ---------------  -----------  ------------  -----------
Less than $13.....    8,005,011           6.26      $   10.64     4,509,962    $    9.25
13 to 18..........    7,278,832           6.81          15.59     4,920,638        15.35
18 to 23..........    8,444,802           8.90          20.56     1,837,740        21.09
Greater than 23...    2,569,728           9.11          27.36       143,194        25.30
                    ------------           ---     -----------  ------------  -----------
                     26,298,373           7.53      $   16.80    11,411,534    $   14.00
                    ------------           ---     -----------  ------------  -----------
                    ------------           ---     -----------  ------------  -----------

    EMPLOYEE STOCK PURCHASE PLAN

    Chiron has a stock purchase plan for U.S. employees in which eligible employees may participate through payroll deductions. A total of 7.0 million shares have been reserved for issuance under the plan, of which 2.4 million shares were available for purchase at December 31, 1996. At the end of each quarter, funds deducted from participating employees' salaries are used to purchase common stock at 85 percent of

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 8--STOCKHOLDERS' EQUITY (CONTINUED) the lower of market value at the quarterly purchase date or the employees' eligibility date for participation. Purchases of shares made under the plan were
1.4 million in 1996, 0.7 million in 1995 and 0.6 million in 1994.

    Under SFAS 123, pro forma compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1996 and 1995: an expected life of one year; expected volatility of 35 percent; and a risk-free interest rate of 5.7 percent. The weighted-average fair value of those purchase rights granted was $4.78 per share in 1996 and 1995.

    PERFORMANCE-BASED STOCK PLAN

    In 1996, the stockholders approved an amendment to the Company's stock option plan, allowing certain executives to receive performance units. Performance units are stock awards for which vesting is contingent upon the attainment of certain pre-established performance goals over a specified period, as established by the Compensation Committee of the Board of Directors. Currently, the performance units are based on total shareholder return over a three year period as measured against certain published benchmark indices that are representative of the Company's peer group.

    In order for there to be a payout, Chiron's shareholder return must be within 15 percent of the three-year rolling weighted-average of the benchmark indices. In accordance with APB Opinion No. 25, compensation expense related to these awards is based on the extent to which the performance criteria are met. Through December 31, 1996, no expense was recognized in the accompanying consolidated financial statements.

    In 1996, the Company awarded performance units on 64,400 shares of common stock. None of the units were exercisable at year-end. Pursuant to SFAS 123, the weighted-average fair value of the awards was $7.57 per unit, based upon the following assumptions: risk-free interest rate of 6 percent; expected volatility of 35 percent; and an expected life of 3 years.

    SHARE RIGHTS

    In 1996, the stockholders also approved an amendment to the Company's stock option plan, permitting the award of share rights. Share rights are awarded by the Compensation Committee of the Board of Directors to certain key individuals, allowing them the right to receive shares of the Company's stock. In 1996, the Company awarded non-employee directors 10,320 share rights in aggregate and a key executive 40,000 share rights that vest over five years and at the end of five years, respectively. The value of the share rights is recognized ratably over the related vesting periods and in 1996 the Company recognized $0.1 million of compensation expense.

    COMMON STOCK WARRANTS

    As a result of the merger with Cetus, warrants to purchase 600,000 shares of Chiron common stock are outstanding at December 31, 1996. The exercise price of the warrants is $13.13 and the warrants expire in July 2001. The warrants are currently exercisable.

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 8--STOCKHOLDERS' EQUITY (CONTINUED)
    NOTES RECEIVABLE FROM STOCK SALES

    The notes receivable are due from certain key employees, resulting from the exercise of stock options. The notes are full recourse promissory notes, bearing interest at a rate of approximately six percent and are primarily collateralized by the stock issued upon the exercise of the stock options. The notes are due through June 1998.

NOTE 9--INCOME TAXES

    For financial reporting purposes, "Income (loss) before income taxes" includes the following components for the years ended December 31:

                                                               1996        1995        1994
                                                            ----------  -----------  ---------
                                                                      (IN THOUSANDS)
United States.............................................  $   94,609  $  (492,842) $  36,829
Foreign...................................................     (14,635)       2,068     (4,832)
                                                            ----------  -----------  ---------
                                                            $   79,974  $  (490,774) $  31,997
                                                            ----------  -----------  ---------
                                                            ----------  -----------  ---------

    COMPONENTS OF PROVISION FOR INCOME TAXES

    Significant components of the provision for income taxes are as follows for the years ended December 31:

                                                                 1996       1995       1994
                                                               ---------  ---------  ---------
                                                                       (IN THOUSANDS)
Current:
  Federal....................................................  $   1,544  $  --      $  10,741
  State......................................................      1,455      1,807      2,227
  Foreign....................................................     11,293      9,901        266
                                                               ---------  ---------  ---------
                                                                  14,292     11,708     13,234
Deferred:
  Foreign....................................................        759      1,260     --
Charge in lieu of taxes resulting from recognition of
  acquired tax benefits that are allocated to reduce
  noncurrent intangible assets related to the acquired
  entity.....................................................      9,778      8,721        438
                                                               ---------  ---------  ---------
Provision for income taxes...................................  $  24,829  $  21,689  $  13,672
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    The benefit related to tax deductions for the Company's stock option plans is recorded as an increase to additional paid-in capital when realized. Tax benefits of approximately $1.4 million in 1996, $0.9 million in 1995 and $9.9 million in 1994 were realized.

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 9--INCOME TAXES (CONTINUED)
    RATE RECONCILIATION

    The reconciliation of the provision for income taxes, computed at the statutory U.S. income tax rate, to the reported amounts is as follows for the years ended December 31:

                                                                                   1996        1995        1994
                                                                                ----------  -----------  ---------
                                                                                          (IN THOUSANDS)
Federal tax provision (benefit) at statutory rates............................  $   27,991  $  (171,771) $  11,199
Tax effect of write-off of purchased in-process technology....................      --          127,850     --
State taxes, net of federal benefit...........................................       1,593        4,895      2,300
Foreign income taxes..........................................................      15,841       16,794        266
Losses of foreign subsidiaries not providing benefit in current year..........       5,122         (724)     2,247
Amortization of intangible assets.............................................         884          696        927
Effect of net operating loss carryforward.....................................      --           31,691     --
Nontaxable earnings of joint business.........................................      --          --          (2,547)
Nondeductible expenses related to Novartis transaction........................      --            9,308        875
Utilization of deferred tax assets not previously benefited...................     (28,065)     --          (2,246)
Other.........................................................................       1,463        2,950        651
                                                                                ----------  -----------  ---------
Provision for income taxes....................................................  $   24,829  $    21,689  $  13,672
                                                                                ----------  -----------  ---------
                                                                                ----------  -----------  ---------

    SUMMARY OF DEFERRED INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 9--INCOME TAXES (CONTINUED)
purposes and the tax effects of net operating loss and credit carryforwards. Significant components of the Company's deferred income tax liabilities and assets are as follows at December 31:

                                                                         1996         1995
                                                                      -----------  -----------
                                                                           (IN THOUSANDS)
Deferred income tax liabilities:
  Basis differences--purchase accounting............................  $    23,813  $    19,537
  Patent costs expensed for tax purposes............................        8,715        7,205
  Other.............................................................        4,944        5,036
                                                                      -----------  -----------
                                                                           37,472       31,778
Deferred income tax assets:
  Basis differences--purchase accounting and intangibles............       93,493       89,074
  Depreciation and purchased technologies...........................        5,864       22,345
  Reserves and expense accruals.....................................       67,672       43,458
  Net operating loss carryforwards..................................      133,502      128,681
  Business credit carryforwards.....................................       36,179       26,162
  Other.............................................................       11,161       12,498
                                                                      -----------  -----------
                                                                          347,871      322,218
  Less valuation allowance..........................................     (305,703)    (286,757)
                                                                      -----------  -----------
                                                                           42,168       35,461
                                                                      -----------  -----------
Net deferred income tax asset.......................................  $     4,696  $     3,683
                                                                      -----------  -----------
                                                                      -----------  -----------

    The net change in the valuation allowance for the years ended December 31, 1996, 1995 and 1994, was an increase of $18.9 million, an increase of $139.0 million and a decrease of $13.9 million, respectively.

    Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets at December 31, 1996 will be allocated as follows:

                                                                                (IN THOUSANDS)
Income tax benefit............................................................   $    225,864
Goodwill and other noncurrent intangible assets...............................         24,240
Additional paid-in capital....................................................         55,599
                                                                                --------------
                                                                                 $    305,703
                                                                                --------------
                                                                                --------------

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 9--INCOME TAXES (CONTINUED)
    TAX OPERATING LOSS AND CREDIT CARRYFORWARDS

    The following presents the carryforwards which are available to offset future income tax liabilities at December 31, 1996:

                                                                                (IN THOUSANDS)
Federal net operating loss carryforwards expiring from 2002 through 2010......   $    214,070
State net operating loss carryforwards expiring from 1997 through 2010........         47,219
Foreign net operating loss carryforwards principally carried forward
  indefinitely................................................................        149,584
Federal tax credit carryforwards expiring from 1997 through 2009..............         22,779
State tax credit carryforwards expiring from 1997 through 2010................         13,400

NOTE 10--OTHER EXPENSE, NET

    Other expense, net, consists of the following for each of the years ended December 31:

                                                               1996        1995        1994
                                                            ----------  ----------  ----------
                                                                      (IN THOUSANDS)
Interest and dividend income..............................  $   12,057  $   21,463  $   20,343
Capitalized interest......................................      --             420       4,405
Interest expense and related costs on convertible
  debentures..............................................     (18,103)    (17,827)    (16,782)
Write-downs of investments................................      (1,529)       (200)    (11,607)
Interest expense on the debt obligation to Novartis.......      (3,407)     (3,543)     --
Other interest expense....................................      (9,231)     (8,842)     (3,404)
Gain on sale of interest in affiliated company............      12,226      --          --
Net realized gain (loss) on sale of debt securities.......          41      (3,037)     (2,234)
Realized/unrealized gain (loss) on foreign exchange
  transactions............................................      (1,262)       (193)        156
Other.....................................................      (1,200)      3,413      (1,280)
                                                            ----------  ----------  ----------
                                                            $  (10,408) $   (8,346) $  (10,403)
                                                            ----------  ----------  ----------
                                                            ----------  ----------  ----------

NOTE 11--GEOGRAPHIC AREA INFORMATION

    Chiron operates in the global healthcare industry in four major markets: diagnostics, ophthalmics, vaccines and therapeutics. The Company is a multinational corporation with operations in many countries including the U.S., Canada, Japan, France, Germany, the United Kingdom, Italy, The Netherlands and Australia. Transfers between geographic areas represent intercompany sales and are accounted for based on established sales prices between related companies. In computing earnings from operations for foreign subsidiaries, no allocations of general corporate expenses or interest have been made. Identifiable assets of foreign geographic areas relate to the operating assets of the Company's subsidiaries in those countries. Domestic assets consist of all operating assets of the Company located within the U.S.

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 11--GEOGRAPHIC AREA INFORMATION (CONTINUED)
    Results of foreign operations for 1996 and 1995 consist of ophthalmic and oncology sales in addition to sales of vaccines and diagnostic products. Results of foreign operations for 1994 consist primarily of ophthalmic and oncology product sales.

    Information about the Company's operations in different geographic areas is as follows for each of the years ended December 31:

                                           DOMESTIC    EUROPE    ASIA/PACIFIC   OTHER    ELIMINATIONS  CONSOLIDATED
                                           ---------  ---------  -----------  ---------  ------------  ------------
                                                                        (IN THOUSANDS)
1996:
Sales to unaffiliated customers..........  $ 740,453  $ 408,282   $ 142,965   $  21,144   $   --        $1,312,844
Transfers between geographic areas.......    225,713     92,211         139      --         (318,063)       --
                                           ---------  ---------  -----------  ---------  ------------  ------------
Total revenue............................    966,166    500,493     143,104      21,144     (318,063)    1,312,844
Net income (loss)........................     87,012    (20,058)      2,045        (257)     (13,597)       55,145
Identifiable assets......................  2,164,792    374,552      66,230      19,311     (936,215)    1,688,670

1995:
Sales to unaffiliated customers..........  $ 592,524  $ 348,392   $ 136,668   $  22,998   $   --        $1,100,582
Transfers between geographic areas.......    178,084     46,819         586      --         (225,489)           --
                                           ---------  ---------  -----------  ---------  ------------  ------------
Total revenue............................    770,608    395,211     137,254      22,998     (225,489)    1,100,582
Net loss.................................   (453,524)   (37,234)     (1,222)     (4,898)     (15,585)     (512,463)
Identifiable assets......................  1,900,794    292,628      87,684      12,272     (803,531)    1,489,847

1994:
Sales to unaffiliated customers..........  $ 379,917  $  65,569   $   5,322   $   3,171   $   --        $  453,979
Transfers between geographic areas.......     22,919      1,108       1,370      --          (25,397)       --
                                           ---------  ---------  -----------  ---------  ------------  ------------
Total revenue............................    402,836     66,677       6,692       3,171      (25,397)      453,979
Net income (loss)........................     25,356     (3,456)       (732)     (1,327)      (1,516)       18,325
Identifiable assets......................  1,091,648     62,034       1,345      (1,017)    (104,268)    1,049,742

    Revenues by customer location, including both local revenues and exports from other locations, were as follows for each of the years ended December 31:

                                                            1996          1995         1994
                                                        ------------  ------------  ----------
                                                                    (IN THOUSANDS)
North America.........................................  $    569,247  $    502,090  $  344,569
Europe................................................       508,064       367,521      86,804
Asia and Pacific Basin................................       197,421       169,367      17,982
South America, Africa and Other.......................        38,112        61,604       4,624
                                                        ------------  ------------  ----------
                                                        $  1,312,844  $  1,100,582  $  453,979
                                                        ------------  ------------  ----------
                                                        ------------  ------------  ----------

NOTE 12--LEGAL PROCEEDINGS

    The Company is party to various claims, investigations and legal proceedings arising out of the normal course of its business. These claims, investigations and legal proceedings relate to intellectual property rights, contractual rights and obligations, employment matters, shareholder derivative claims, claims of product liability, and other issues. While there can be no assurance that an adverse determination of any

                               CHIRON CORPORATION

                               DECEMBER 31, 1996

NOTE 12--LEGAL PROCEEDINGS (CONTINUED)
such matters could not have a material adverse impact in any future period, management does not believe, based upon information known to it, that the final resolution of these matters will have a material adverse effect upon the Company's consolidated financial position and annual results of operations and cash flows.

NOTE 13--QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                    1996
                                               ----------------------------------------------
                                                DEC. 31     SEPT. 30    JUNE 30     MAR. 31
                                               ----------  ----------  ----------  ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.....................................  $  369,809  $  321,549  $  315,735  $  305,751
Gross margin from product sales..............     153,038     132,669     143,955     136,280
Net income...................................      15,269      11,778      15,355      12,744
Net income per share.........................         .09         .07         .09         .07

                                                                   1995
                                             ------------------------------------------------
                                              DEC. 31     SEPT. 30     JUNE 30      MAR. 31
                                             ----------  -----------  ----------  -----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues...................................  $  325,897  $   274,688  $  281,752  $   218,246
Gross margin from product sales............     145,846      127,798     139,786       93,627
Net income (loss)..........................      17,592     (145,107)        830     (385,778)
Net income (loss) per share................        0.10        (0.90)       0.01        (2.41)

    As Chiron expands its presence in international markets, particularly European markets, seasonal fluctuations in product sales and the related gross margin amounts have become more significant. As a result of this and other factors, Chiron's results in any one quarter are not necessarily indicative of results expected for a full year. Accordingly, the Company should be evaluated on the basis of annual financial information.

    As discussed in Notes 2 and 3, the first quarter of 1995 included a $230.7 million write-off of purchased in-process technology related to the acquisitions of Chiron Diagnostics, Novartis' interests in Chiron Vaccines and Chiron S.p.A., and IOLAB. The first quarter of 1995 also included other charges related to the Novartis transaction totaling $49.5 million, and restructuring-related charges of $37.6 million. The third quarter of 1995 included a $130.3 million write-off of purchased in-process technology related to the Viagene acquisition.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Chiron Corporation:

    We have audited the accompanying consolidated balance sheets of Chiron Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chiron Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

San Francisco, California
January 31, 1997

                               CHIRON CORPORATION
                          MARKET PRICE OF COMMON STOCK

    The common stock of Chiron Corporation is traded in the NASDAQ National Market System under the symbol CHIR. As of December 31, 1996, there were 8,139 holders of record of Chiron common stock, 775 remaining holders of record of Cetus common stock and 16 remaining holders of Viagene common stock. The Company has declared no cash dividends since its inception and does not expect to pay any dividends in the foreseeable future. The quarterly high and low closing sales price of Chiron common stock for 1996 and 1995 are shown below.

                                                1996                1995
                                          -----------------   -----------------
                                           HIGH       LOW      HIGH       LOW
                                          -------   -------   -------   -------
First Quarter...........................  $29 1/2   $23 1/4   $20 1/4   $13
Second Quarter..........................   26 5/8    23        17 1/4    12
Third Quarter...........................   25 1/8    17 1/2    25 1/2    15 5/8
Fourth Quarter..........................   23        18 1/8    28 1/2    20 3/4