Form 10-K, Exhibit 13
period 1997-12-28
CHIRON CORP
filed 1998-03-30
CIK 706539

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

Chiron develops, manufactures and markets human healthcare products for the prevention, diagnosis and treatment of disease utilizing innovations in biology and chemistry. Chiron participates in three human healthcare markets: (i) diagnostics, including blood screening tests, automated immunodiagnostic systems, critical blood analyte systems and nucleic acid probe tests; (ii) therapeutics, with an emphasis on oncology, serious infectious diseases and critical care diseases; and (iii) adult and pediatric vaccines. Chiron also develops or acquires new technologies, employing these technologies to discover new products for the Company or for its partners.
On December 29, 1997, Chiron completed the sale of its ophthalmic business unit, Chiron Vision Corporation ("Chiron Vision"), to Bausch & Lomb Incorporated ("B&L"). The Company's consolidated financial statements reflect the after-tax results of Chiron Vision as discontinued operations for all periods presented. In addition, Chiron is currently examining various strategic transactions, including a possible joint venture arrangement, involving significant portions of Chiron's diagnostics business.

RESULTS OF OPERATIONS

REVENUES

The Company's revenues are derived from a variety of sources, including product sales, joint business arrangements, collaborative agreements and product royalty agreements. Product sales, Chiron's largest revenue category, consists of the following product lines for the years ended December 31:


                                                           1997           1996           1995
                                                        ---------      ---------      ---------
                                                                     (IN THOUSANDS)
          Diagnostic products                           $ 606,734      $ 577,307      $ 541,113
          Vaccine products                                 82,031         91,934         74,837
          Therapeutic products                            150,576        135,668        129,952
                                                        ---------      ---------      ---------
                                                        $ 839,341      $ 804,909      $ 745,902
                                                        ---------      ---------      ---------
                                                        ---------      ---------      ---------


DIAGNOSTIC PRODUCTS Diagnostic product sales include sales and sales-type leases of immunodiagnostic testing systems (ACS:180-Registered Trademark-automated chemiluminescence systems), reagents and supplies for these systems and revenues from instruments, reagents and supplies under related operating leases; sales of critical care systems, clinical chemistry products and manual immunodiagnostic systems; and sales of branched DNA ("bDNA") probe systems and kits for human immunodeficiency virus ("HIV"), hepatitis C virus ("HCV") and hepatitis B virus ("HBV"), which are available in the U.S. for research use only. Sales of diagnostic products increased from $577.3 million in 1996 to $606.7 million in 1997. The increase of $29.4 million, or 5 percent, resulted primarily from a 60 percent increase in sales of bDNA probe kits, reflecting the continued overall growth in viral load testing for HIV, and increased sales of ACS:180-Registered Trademark- immunodiagnostic products. An increase in ACS:180-Registered Trademark- immunodiagnostic product sales of $21.1 million in 1997 resulted from increased sales volume of reagents resulting from the compounding effect of increased ACS:180-Registered Trademark- system placements as compared with 1996. The overall increase in diagnostic product sales in 1997 was partially offset by declining average selling prices of ACS:180-Registered Trademark-immunodiagnostic assays and nucleic acid diagnostic products, and by reduced sales of manual immunodiagnostic systems, and of critical care and chemistry products. The overall increase in diagnostic product sales was also reduced by the impact of unfavorable changes in foreign currency exchange rates between years. Had exchange rates remained constant, particularly in Japan, Germany and France, diagnostic product sales would have been higher by $31.9 million in 1997.

Sales of diagnostic products increased from $541.1 million in 1995 to $577.3 million in 1996. The increase of $36.2 million, or 7 percent, was primarily due to increased sales of bDNA probe kits and increased sales of ACS:180-Registered Trademark- immunodiagnostic products. The growth in ACS:180-Registered Trademark- immunodiagnostic product sales was due primarily to a 23 percent increase in sales of reagents, resulting from continued penetration of the fully-automated instruments market. ACS:180-Registered Trademark- placements increased 27 percent during 1996 as compared with 1995. The overall increase in diagnostic product sales was partially offset by reduced sales of manual immunodiagnostic systems and unfavorable changes in foreign currency exchange rates between years. Had exchange rates remained constant, particularly in Japan and Germany, diagnostic product sales would have been higher by $17.0 million in 1996.

VACCINE PRODUCTS Vaccine product sales consist primarily of sales by Chiron's Italian subsidiary of pediatric and flu vaccines in Italy and certain international markets. Vaccine products include Polioral-TM-, a pediatric oral polio vaccine; TriAcelluvax-TM- (formerly Acelluvax DTP-TM-), a recombinant pediatric acellular pertussis vaccine; Agrippal-TM-, a flu vaccine; and Morupar-TM-, a pediatric measles, mumps and rubella vaccine. Vaccine product sales decreased from $91.9 million in 1996 to $82.0 million in 1997. The overall decrease in vaccine product sales of $9.9 million as compared with 1996 resulted primarily from decreased sales of Polioral-TM-due to supply constraints during much of 1997. These supply constraints are expected to be alleviated in the second quarter of 1998. Additionally, had the United States ("U.S.") dollar and Italian lira exchange rate remained constant in 1997 and 1996, vaccine product sales would have been higher by $8.5 million in 1997. The overall increase of $17.1 million in vaccine product sales from 1995 to 1996 was due to Chiron's expansion into new export markets of its polio and other vaccines.

THERAPEUTIC PRODUCTS Sales of Proleukin-Registered Trademark- (aldesleukin, interleukin-2), increased from $60.9 million in 1996 to $70.5 million in 1997, due primarily to 16 percent and 15 percent increases in Proleukin-Registered Trademark- units sold in domestic and European markets, respectively, and a domestic sales price increase in April 1997. Sales of Proleukin-Registered Trademark- increased from $54.8 million in 1995 to $60.9 million in 1996, due primarily to 13 percent and 10 percent increases in Proleukin-Registered Trademark- units sold in domestic and European markets, respectively. Average worldwide selling prices remained roughly constant between 1996 and 1995.

Under the terms of a development and supply agreement with Schering AG, Germany ("Schering AG"), and its U.S. affiliate, Berlex Laboratories, Inc. ("Berlex"), Chiron manufactures Betaseron-Registered Trademark- (interferon beta-1b) for Berlex and Schering AG. Under the terms of the agreement, Chiron earns an initial partial payment for Betaseron-Registered Trademark-upon shipment to Berlex and Schering AG and a subsequent secondary payment for Betaseron-Registered Trademark- upon net sales of the product to patients. Beginning July 1997, the terms of payment changed, with a larger portion due when sales are realized rather than at the time of initial shipment. Betaseron-Registered Trademark- product sales decreased from $67.2 million in 1996 to $54.8 million in 1997 due primarily to the introduction of a competing product in the second quarter of 1996, the decrease in contracted initial revenues per vial and Berlex's management of its existing inventory level. Betaseron-Registered Trademark- product sales in 1996, which decreased slightly from 1995, reflect an increase in secondary revenues and an offsetting decrease in initial revenues from 1995 to 1996. Offsetting these decreases in Betaseron-Registered Trademark- product sales were increased royalty revenues resulting from Schering AG's European sales of Betaferon-Registered Trademark-. See additional discussion under OTHER REVENUES herein. Based upon the level of inventories carried by Berlex, the timing of future shipments to Berlex and the related revenue may vary.

The Company's first sales of platelet-derived growth factor ("PDGF") contributed $18.3 million to Chiron's net product sales in 1997. PDGF is the active ingredient in Johnson & Johnson's Regranex-Registered Trademark- (becaplermin) Gel (recombinant human platelet-derived growth factor - rhPDGF-BB). On December 17, 1997, Ortho-McNeil Pharmaceutical, Inc. ("Ortho-McNeil"), a Johnson & Johnson ("J&J") company, was granted Food and Drug Administration ("FDA") approval to market Regranex-Registered Trademark-as a treatment for diabetic foot ulcers. Chiron's sales of PDGF in the second half of 1997 to Ortho-McNeil were made in preparation for J&J's commercial launch of Regranex-Registered Trademark- in early 1998. Sales of PDGF will likely fluctuate in future periods depending upon the level of inventories carried by Ortho-McNeil and the timing of future PDGF shipments. In December 1997, a binding agreement for supply of PDGF was executed by Chiron and J&J.

The Company markets most of its commercial products internationally. As a result, product revenues in almost all product lines are affected by fluctuating foreign currency exchange rates. Foreign product sales were approximately $498.7 million, $486.8 million, and $453.5 million in 1997, 1996 and 1995, respectively. The overall increase in foreign product sales from 1996 to 1997 was due primarily to increased international sales of diagnostic products, partially offset by decreased sales of pediatric vaccines by Chiron's Italian subsidiary. International sales of diagnostic and vaccine products accounted for the majority of the increase in foreign product sales from 1995 to 1996. In 1997, 1996 and 1995, approximately 59 percent, 60 percent and 61 percent, respectively, of Chiron's product sales were denominated in foreign currencies. Product sales would have been $45.2 million higher in 1997 if currency exchange rates had remained constant with the rates in 1996. The net effect of changing foreign currency exchange rates did not significantly impact total product sales in 1996 when compared with total product sales in 1995. Changing currency exchange rates have had, and will continue to have, an impact on Chiron's results. The Company's non-product revenues, discussed below, are largely denominated in U.S. dollars but are affected by the Company's joint partners' and collaborators' non-U.S. operations.

DIAGNOSTIC JOINT BUSINESS Equity in earnings of unconsolidated joint businesses consists substantially of Chiron's one-half interest in the pretax operating earnings of its joint diagnostics business with Ortho Diagnostic Systems, Inc. ("Ortho"), a J&J company. The joint business sells a full line of tests required to screen blood for hepatitis viruses and retroviruses, and provides supplemental tests and microplate-based instrument systems to automate test performance and data collection. The joint business also holds the immunodiagnostic rights to Chiron's hepatitis and retrovirus technology and receives royalties from several companies, including Abbott Laboratories ("Abbott"), Pasteur Sanofi Diagnostics, International Murex Technologies Corporation and Genelabs Diagnostic, Inc., for their sales of certain tests. Chiron and Ortho separately are developing new immunodiagnostic instrument systems expected to contain broad menus of immunodiagnostic tests to serve their respective clinical diagnostic businesses. Chiron must obtain Ortho's agreement in order that hepatitis and retrovirus tests may be developed and marketed for use on Chiron Diagnostics' new systems. There can be no assurance that Chiron can obtain such agreement on acceptable terms or at all. Refer to Item 3, "Legal Proceedings--Ortho Diagnostic Systems, Inc." of Chiron's Form 10-K report for the fiscal year ended December 28, 1997.

Chiron's share of the pretax operating earnings of the joint business are recorded by Chiron on a one-month lag based upon estimates supplied by Ortho. These estimates are subject to a final adjustment 90 days after the end of each
calendar year (the "final annual accounting").   Chiron's share of the pretax
operating earnings of the Chiron-Ortho joint business decreased from $95.8 million in 1996 to $92.9 million in 1997. This decrease resulted primarily from $6.9 million of royalties resulting from a settlement with Abbott in the third quarter of 1996 related to prior sales of HIV immunodiagnostic tests by Abbott (the "Abbott settlement"). Under the terms of the Abbott settlement, the joint business continues to receive a royalty from Abbott based on the sale of products incorporating technology covered by certain of Chiron's HIV patents. In addition, the final annual accounting in the first quarter of 1997 contributed $2.9 million to the overall decrease in joint business revenue from 1996. Excluding the impact of the Abbott settlement and revenues derived from the final annual accounting, Chiron's share of the pretax operating earnings of the joint business in 1997 increased by $6.9 million as compared with Chiron's share in 1996, primarily as a result of increased royalties.

Chiron's share of the pretax operating earnings of the Chiron-Ortho joint business increased from $76.9 million in 1995 to $95.8 million in 1996. This increase was due principally to an increase in the volume of HCV and HIV tests sold; the introduction of a new HIV antigen test; increased profits from sales growth to Ortho's overseas affiliates; the Abbott settlement; and $3.8 million of revenues derived from the final annual accounting in the first quarter of 1996. Partially offsetting this overall increase from 1995 to 1996 was a decline in certain product margins. The revenue recognized from the final annual accounting in the first quarter of 1995 was not material.

Preliminary estimates of the final annual accounting for 1997 and certain other adjustments to be recorded in Chiron's first quarter of 1998 indicate that Chiron's share of the pretax operating earnings of the joint business in the first quarter of 1998 will be significantly less than Chiron's share of $25.1 million in the first quarter of 1997.

AGREEMENT WITH HOECHST AG Equity in earnings of unconsolidated joint businesses also includes Chiron's 49 percent share of the after-tax operating results of a joint venture, acquired in July 1996, with Hoechst AG, successor to Behringwerke AG ("Behring"). Chiron's share of earnings from the joint venture, including amortization of intangibles, was $13.8 million in 1997 and $4.2 million in 1996. Chiron's share of earnings in 1997 included Chiron's share of a $2.0 million up-front license fee that was expensed by the joint venture during the first quarter of 1997. Under the terms of the joint venture agreement, Chiron has an option to purchase the remaining 51 percent interest in the joint venture in March 1998, 1999, 2000 or 2001, and Hoechst AG has the option to require Chiron to acquire the remaining 51 percent interest in March 2001. In February 1998, Chiron gave notice to Hoechst AG that the Company intends to exercise its option to purchase the remaining 51 percent interest in the joint venture in Chiron's second fiscal quarter of 1998 for approximately 210.7 million Deutsche marks.

BEN VENUE LABORATORIES, INC. Equity in earnings of unconsolidated joint businesses in 1996 and 1995 includes $1.9 million and $4.1 million, respectively, of revenues related to Chiron's 50 percent interest in a generic cancer chemotherapeutics business with Ben Venue Laboratories, Inc. ("Ben Venue"). In May 1996, Chiron sold its interest to Ben Venue.

COLLABORATIVE AGREEMENT REVENUES Collaborative agreement revenues consist of fees received for research services as they are performed, proceeds from sales of product rights, proceeds from sales of biological materials to research partners for preclinical and clinical testing, and fees received upon attainment of benchmarks specified in the related research agreements. Collaborative agreement revenues recognized by the Company were $115.1 million, $122.1 million and $58.1 million in 1997, 1996 and 1995, respectively.

During 1995, Chiron and Novartis AG ("Novartis"), successor to Ciba-Geigy Ltd. ("Ciba"), entered into a limited liability company agreement (the "Research Funding Agreement") to utilize research funding to be provided by Novartis. Under the terms of the agreement, Novartis will fund from time to time through December 31, 1999, at Chiron's request, research and development costs for adult and pediatric vaccines and insulin-like growth factor-1 ("IGF-1"). In return, Novartis will receive an interest in a stream of royalties from future worldwide sales of certain adult and pediatric vaccines and IGF-1. In addition, Novartis will receive an interest in promotional rights, in countries other than in North America and Europe, for certain adult vaccines. In December 1997, Chiron and Novartis amended the Research Funding Agreement to add herpes simplex virus thymidine kinase ("HSV-tk") and Factor VIII gene therapy to the funded projects. In return, Novartis will receive a royalty stream from future worldwide sales of certain HSV-tk and Factor VIII gene therapy products. Royalties on all specified products will be paid for a minimum of 10 years from the later of October 1, 2001 or the date of the first commercial sale of individual products covered by the Research Funding Agreement, as amended. Further, such royalty payments will continue until Novartis has received an aggregate amount equal to the sum of all research and development funding provided by Novartis plus interest thereon from the date of payment at a rate equal to the London Interbank Offered Rate ("LIBOR"). In connection with these funding arrangements, Chiron recognized collaborative agreement revenues of $53.3 million, $72.0 million and $27.0 million from Novartis during 1997, 1996 and 1995, respectively.
The variability of this funding was principally responsible for the fluctuation in the Company's collaborative agreement revenues between years.

In November 1995, Chiron and Novartis entered into a collaboration agreement under which Novartis will pay $26.0 million to Chiron over a five-year period, subject to certain adjustments, in exchange for a non-exclusive, perpetual license to utilize Chiron's combinatorial chemistry techniques. In connection with this agreement, Chiron recognized collaborative agreement revenues of $10.2 million, $9.4 million and $5.5 million in 1997, 1996 and 1995, respectively.

Under a November 1996 agreement with Novartis (the "November 1996 agreement"), executed primarily in connection with a consent and agreement that resolved the Federal Trade Commission's review of the Ciba and Sandoz Ltd. merger that created Novartis, Chiron agreed to grant royalty-bearing licenses to Rhone-Poulenc Rorer Inc. and Novartis for certain patent rights on the HSV-tk gene in the field of gene therapy. As partial consideration, Novartis will pay the Company, beginning in 1997, up to an aggregate of $60.0 million through 2001, $15.0 million of which was recognized as collaborative agreement revenues in 1997.

In addition to increased revenues recognized under the Research Funding Agreement, as amended, and the November 1995 collaboration agreement with Novartis, the increase in collaborative agreement revenues from 1995 to 1996 was also attributable to amounts earned by Chiron's wholly owned subsidiary, Viagene, Inc. ("Viagene"), which was acquired in September 1995, and Chiron's new collaboration in 1996 with Japan Tobacco Inc. ("JT"). Chiron recognized increased revenues of $6.9 million in

1996 from Viagene's collaborative agreement with Green Cross of Japan for HIV gene therapy research and clinical development. In 1996, Chiron received $7.7 million under the collaboration with JT, whereby JT's pharmaceutical division acquired a non-exclusive, perpetual license to apply certain of Chiron's combinatorial chemistry technologies in its research and product development programs. Collaborative agreement revenues recognized under the collaboration with JT increased by an immaterial amount from 1996 to 1997.

OTHER REVENUES Other revenues consist principally of product royalties, including royalty revenues resulting from Schering AG's European sales of Betaferon-Registered Trademark-, and revenues generated from promotion and co-promotion of Novartis' product Aredia-Registered Trademark- (pamidronate disodium for injection). Other revenues recognized by the Company in 1997, 1996 and 1995 were $101.3 million, $72.8 million and $39.3 million, respectively. Royalty revenues resulting from Schering AG's European sales of Betaferon-Registered Trademark-, which began in the second quarter of 1996, contributed $24.1 million in 1997 and $13.6 million in 1996 to the Company's other revenues. In 1997, increased royalties related to sales by Merck & Co., Inc. of HBV vaccines also contributed to the increase in other revenues from 1996.

Prior to April 1997, Chiron recognized other revenues from sales fees earned under an agreement with Novartis which provided Chiron with sole promotional rights in the U.S. to Novartis' product Aredia-Registered Trademark-. Under this exclusive agreement which expired in March 1997, Chiron recognized Aredia-Registered Trademark- sales fees of $12.5 million, $30.2 million and $6.7 million in 1997, 1996 and 1995, respectively, as other revenues. The November 1996 agreement provided that Chiron, through a co-promotion arrangement with Novartis, would promote Aredia-Registered Trademark- for two years after a six-month transitional period beginning April 1997. Chiron recognized $31.1 million of other revenues in 1997 related to
Aredia-Registered Trademark- co-promotion services provided to Novartis.   In
December 1997, the co-promotion arrangement with Novartis was modified such that Chiron will no longer promote Aredia-Registered Trademark- after April
3, 1998.   Other revenues to be recognized by Chiron in the first quarter of
1998 will approximate $9.2 million plus a percentage of Aredia-Registered Trademark- sales in the first quarter of 1998 in excess of a specified amount. Other revenues to be recognized by Chiron in the second quarter of 1998 will approximate $0.6 million.

COSTS AND EXPENSES

GROSS PROFIT Gross profit as a percentage of net product sales was 58 percent in 1997 and 1996 and 56 percent in 1995. Relative to 1996, improvements in 1997 gross profit margin percentage resulted from sales of PDGF, increased sales of bDNA probe kits and increased sales of Proleukin-Registered Trademark- in domestic and European markets. In addition, during the second quarter of 1997, a $6.6 million reduction in cost of sales was recognized due to a revised estimate of royalties to be paid on sales of certain products. These improvements in gross margin percentage were substantially offset in 1997 by the impact, relative to 1996, of declining average selling prices of ACS:180-Registered Trademark- immunodiagnostic assays, an adverse sales mix of lower margin critical blood analyte systems to foreign distributors and decreased secondary revenues from sales of Betaseron-Registered Trademark-. The increase in gross profit margin percentage in 1996, relative to 1995, resulted from increased secondary revenues from sales of Betaseron-Registered Trademark-, increased sales of ACS:180-Registered Trademark- immunodiagnostic assays and increased sales of bDNA probe kits. This increase in gross profit margin percentage was partially offset, however, by charges recorded in 1996 related to inventory reserves and temporarily idled manufacturing facilities in Italy. Gross profit margin percentages may fluctuate significantly in future periods as the Company's product mix continues to evolve.

RESEARCH AND DEVELOPMENT Chiron recognized research and development expense of $376.0 million, $352.5 million and $327.9 million in 1997, 1996 and 1995, respectively. Generally, Chiron's research and development expenses fluctuate from period to period depending upon the extent of clinical trial-related activities, including the manufacturing of clinical material; the number of products under development and their progress; and the acquisition of companies and new technology and licensing rights.

In 1997, the overall increase in research and development expense from 1996 was due to the continued development of bDNA probes, as well as additional expenditures related to Myotrophin-Registered Trademark- (rhIGF-1 or mecasermin [recombinant DNA origin]) Injection; a collaboration in the field of genomics; and research involving gene therapies and pertussis, HCV and other vaccines. In July 1997, Chiron and Pharmacia & Upjohn AB ("Pharmacia & Upjohn") entered into certain agreements under which Chiron was granted certain licenses related to rhIGF-1. In connection with the agreements, Chiron recorded research and development expense of $4.6 million in 1997. On May 8, 1997, an FDA advisory committee found that there was not sufficient evidence of efficacy in the use of Myotrophin-Registered Trademark- Injection for the treatment of amyotrophic lateral sclerosis (ALS or Lou Gehrig's disease) to warrant FDA approval. In November 1997, Chiron and its collaborative partner, Cephalon, Inc. ("Cephalon"), withdrew and resubmitted their application to the FDA.
The FDA has scheduled further consideration of the application before the advisory committee on April 9, 1998.

In May 1997, Chiron entered into an agreement with Hyseq, Inc. ("Hyseq") to collaborate in the identification of genetic targets for the development of pharmaceutical treatments for cancer. Under the agreement, Chiron is obligated to fund allowable research costs, in amounts not less than $8.5 million in the first year and $5.5 million in each of the second and third years of the collaboration term, incurred by Hyseq in performing research requested by Chiron. In connection with this agreement, Chiron recognized $5.3 million of research and development expense in 1997.

The overall increase in research and development expenses from 1996 to 1997 was partially offset by decreased expense related to agreements with J&J and G.D. Searle & Co. ("Searle"). During 1996 and 1995, Chiron, together with J&J, co-funded the development and introduction of a home HIV testing service business, Direct Access Diagnostics. Chiron elected not to exercise its option, which expired in May 1997, to participate in this venture with J&J. During 1996 and 1995, Chiron recognized research and development expense of $10.1 million and $6.1 million, respectively, related to its option to participate in this venture. In 1997, no amounts related to this option were recognized as research and development expense. Further, in 1996, Chiron incurred research and development expenses of $14.6 million in connection with a collaboration agreement with Searle for the research, development and marketing of Tissue Factor Pathway Inhibitor. In 1997 and 1995, Chiron recognized $8.0 million and $8.8 million, respectively, of research and development expense under this agreement.

In addition to increased expense incurred under the agreements with J&J and Searle from 1995 to 1996, the overall increase in research and development expense from 1995 to 1996 was also attributable to the acquisition of Viagene in September 1995; research and development activities involving vaccines; and an increase of $16.8 million in diagnostics research and development expense, primarily related to the continued improvement of existing immunodiagnostic instrument systems and development of bDNA probes. Chiron's Viagene subsidiary, involved in the discovery and development of gene transfer products for the treatment or prevention of severe viral infections, cancers and other diseases, contributed $13.0 million to research and development expense in 1996. Additionally, an increase in vaccines research and development of $19.4 million from 1995 to 1996 resulted from Chiron's effort to obtain FDA approval of Pertugen-TM-, a diphtheria, tetanus and genetically engineered acellular pertussis ("DTaP") vaccine for infants and children; expenditures related to the herpes simplex virus-2 clinical trials; and research related to HCV and other new vaccines. The overall increase in 1996 research and development expense that resulted from the acquisition of Viagene and increased vaccine and diagnostics research and development activities was partially offset by reduced expenses related to Myotrophin-Registered Trademark-. In 1995, Chiron incurred expenses of approximately $34.1 million for the funding of certain collaboration expenses related to Myotrophin-Registered Trademark- and the purchase of additional program rights from Cephalon. In 1997 and 1996, Chiron recognized research and development expenses of $17.6 million and $20.4 million, respectively, in connection with its collaboration with Cephalon. Additionally, in 1995, Chiron incurred research and development expenses of $6.4 million under an agreement with Genelabs Technologies, Inc. for the cross-license of certain rights to viral diagnostic tests and $5.0 million under an agreement with New York University for certain licenses related to the use of optical mapping. Expenses incurred in connection with these agreements in 1997 and 1996 were not material.

OTHER OPERATING EXPENSES Selling, general and administrative ("SG&A") expenses as a percentage of net product sales were 38 percent in 1997 and 1995 and 39 percent in 1996. In 1997, total SG&A expenses were offset by $8.6 million of changes to estimated accruals created in prior years. Selling and marketing expenses continued to represent the largest portion of total SG&A expenses, as Chiron devoted significant resources to support sales volumes in its existing product lines as well as new products.

In connection with the January 1995 agreements, Chiron acquired from Novartis all of the outstanding common stock of Chiron Diagnostics Corporation ("Chiron Diagnostics"), formerly Ciba Corning Diagnostics Corp., and Novartis' interests in Chiron Vaccines Company ("Chiron Vaccines"), formerly Chiron Biocine Company, and Chiron S.p.A., formerly Biocine S.p.A, effective January 1, 1995. The acquisitions of Chiron Diagnostics and Novartis' interests in Chiron Vaccines and Chiron S.p.A. were accounted for under the purchase method of accounting and resulted in a $222.9 million charge in 1995 for purchased in-process technology. The acquisition of Viagene in September 1995 resulted in an additional charge to purchased in-process technology of $130.3 million in 1995. The fair value of the net assets acquired in the acquisitions of Chiron Diagnostics, Chiron S.p.A. and Chiron Vaccines, including in-process technology, was estimated based on independent valuations of the acquired net assets. The fair value of the net assets acquired in the Viagene acquisition was determined to be equal to book value, as Viagene was an early-stage company with no intangible assets other than in-process technology.

Expenses of $45.3 million were also incurred in January 1995 in connection with the Novartis transaction, consisting primarily of employee payments and related tax liabilities and legal and investment advisor fees. Pursuant to the January 1995 agreements, Novartis reimbursed the Company $24.8 million for a portion of the employee payments. This reimbursement, of which $4.2 million was attributable to Chiron Vision, was recorded as a capital contribution from Novartis.

During 1997, the cumulative impact on the Company's manufacturing needs of recent product developments prompted management to conclude that Chiron currently has excess manufacturing capacity relative to its projected needs. Specifically, management concluded that the Company's need for its idle pharmaceutical fill and finishing facility in Puerto Rico (the "Puerto Rico facility"), originally outfitted as a second manufacturing site of Betaseron-Registered Trademark-, was eliminated due to manufacturing process improvements and the cumulative impact of the introduction of a competing product in the second quarter of 1996. In the third quarter of 1997, management determined that it could not find a suitable use for the Puerto Rico facility consistent with its previous expectations for the facility's use as a contract manufacturing plant. As a result, the Company recorded a $31.3 million impairment loss to record the Puerto Rico facility and related machinery and equipment assets at their individual estimated fair market values, determined on the basis of independent appraisals.

In March 1998, the Company committed to plans to sell the Puerto Rico facility and a manufacturing facility in St. Louis, Missouri. The resulting adjustments, if any, in the first quarter of 1998 to record the assets held for sale at the lower of their aggregate carrying amount or estimated fair value, determined on the basis of independent appraisals, less cost to sell, are not expected to be material. In the first quarter of 1998, the Company expects to record certain restructuring and reorganization charges in connection with the plans to dispose of the Puerto Rico and St. Louis facilities.

As circumstances dictate, Chiron's management reviews the carrying value of all facilities to determine whether an impairment of the carrying value has occurred. To date, management has determined that no material impairment of the carrying value of any of its facilities, other than the Puerto Rico facility, has occurred. There can be no assurance, however, that global manufacturing needs for existing products will continue unchanged and product development programs will be successful. Accordingly, changes in assumptions and manufacturing plans, needs and capacity may occur in the future which may require a reduction of the carrying value of certain facilities to their fair value.

During 1997, Chiron commenced a restructuring of certain of its operations and recorded a restructuring and reorganization charge of $3.3 million, consisting primarily of employee termination and other costs related to the closure of Chiron Diagnostics' electrophoresis business and to the sale of its Quality Controls business. In 1995, restructuring and reorganization charges of $22.1 million resulted primarily from the idling of the Puerto Rico facility and the Company's change in plans to expand its Emeryville research and development facilities. The charges recorded in 1995 also reflected the scale-back of manufacturing operations at the Company's Amsterdam facility and the write-down of duplicate facilities at Chiron's Emeryville, California headquarters. Employee termination costs related to the Company's 1995 restructuring were not material. At December 31, 1997, the accrued liability for restructuring and reorganization charges totaled $6.9 million (exclusive of amounts related to Chiron Vision) and consisted primarily of $3.6 million related to the idling of the Puerto Rico facility and $2.4 million of employee-related costs recorded in 1997. Liabilities associated with the Company's restructuring activities in 1997 and the remaining accrual for the Puerto Rico facility are expected to be substantially settled in 1998.

NON-OPERATING INCOME AND EXPENSE In December 1997, Chiron Diagnostics completed the sale of certain of the assets of its worldwide Quality Controls business to Bio-Rad Laboratories, Inc. In connection with this sale, Chiron recognized a gain on sale of assets of $18.6 million. In May 1996, Chiron sold its 50 percent interest in a joint venture to Ben Venue, its joint venture partner. Chiron recognized a $12.2 million gain on this sale in 1996.

In 1997, interest expense increased $2.3 million from 1996 due to increased average borrowings outstanding during the year. Other income, net, consists primarily of investment income on the Company's cash and investment balances and other non-operating gains and losses. The annual variability in interest and dividend income is primarily responsible for the fluctuations in the Company's other income, net. In addition, Chiron recognized a $5.5 million gain on sale of equity securities in 1997.

The provision for income taxes in 1997 consisted primarily of federal taxes and foreign taxes on certain foreign operations of the Company. The 1997 effective tax rate on pretax income from continuing operations was 34 percent. Excluding the impact of the impairment loss on the Puerto Rico facility, the 1997 effective tax rate was 24 percent. The charge for the impairment loss on the Puerto Rico facility in 1997 did not create a corresponding current income tax benefit and, therefore, increased the effective tax rate for the year. The effective tax rate, excluding the impact of the impairment loss, decreased from 1996 due principally to the use of federal net operating loss carryforwards, the recognition of domestic deferred tax assets, and certain foreign sales corporation tax benefits. The provision for income taxes in 1996 and 1995 consisted primarily of foreign taxes. The amount of foreign taxes provided significantly increased since the acquisitions of Chiron Diagnostics, Chiron S.p.A. and the Chiron Behring joint venture, each of which has operations in foreign countries for which income tax is provided.

In 1997, Chiron recognized U.S. deferred tax assets related to continuing operations of $13.8 million. Of this amount, $7.8 million reduced current tax expense and $6.0 million reduced intangible assets on the balance sheet. It has been Chiron's general policy to recognize deferred tax assets on an entity by entity basis when an entity has a history of reported taxable income and the entity anticipates taxable income in subsequent years of an amount sufficient to realize the benefit of the deferred tax asset.

LIQUIDITY AND CAPITAL RESOURCES

Chiron's capital requirements have been generally funded from cash and investments on hand, debt borrowings and sales of equity. In addition to these sources of capital, future capital requirements may be financed through a combination of research and development funding provided by Novartis, possible off-balance sheet financing and cash provided by operations. Chiron's cash and investments in marketable debt securities, which totaled $258.5 million at December 31, 1997, are invested in a diversified portfolio of investment grade financial instruments, including money market instruments, corporate notes and bonds, government or government agency securities, and other debt securities. By policy, the amount of credit exposure to any one institution is limited. These investments are generally not collateralized and primarily mature within three years. Investments with maturities in excess of one year are presented on the balance sheet as noncurrent investments.

SOURCES AND USES OF CASH Chiron had cash and cash equivalents of $98.5 million and $68.1 million at December 31, 1997 and 1996, respectively. Cash provided by operating activities was $149.5 million in 1997 as compared with $62.7 million in 1996. Primary sources of the increase in cash provided by operating activities were increased annual profitability and certain charges to net income not resulting in the use of cash, including the $31.3 million impairment loss on the Puerto Rico facility, an increase of $16.5 million in tax benefits from employee stock plans and an increase of $13.2 million in expense recognized in connection with the establishment of asset reserves. A decrease in accounts receivable at December 31, 1997, relative to the increase in accounts receivable from 1995 to 1996, also contributed to the increase in cash provided by operating activities. These increases were partially offset by components of net income in 1997 not providing cash from operations, including the Company's $18.6 million gain on sale of assets, income of $17.6 million attributable to changes in estimated liabilities, and recognition of domestic deferred tax assets. In 1995, the Company used $24.4 million in operating activities. This use of cash in 1995 reflects the Company's net loss for the year, partially offset by adjustments for the write-off of purchased in-process technologies and depreciation and amortization expense. An increase in inventories from the prior year end also contributed to the use of cash in operating activities in 1995.

Cash used in investing activities was $169.0 million in 1997 as compared with $191.3 million in 1996. In 1997, the primary uses of cash in investing activities were for the net purchase of $99.2 million of investments in marketable debt securities and acquisitions of property and equipment totaling $77.5 million. These uses of cash in 1997 were partially offset by $29.9 million of cash proceeds from Chiron Diagnostics' sale of certain of the assets of its worldwide Quality Controls business. In 1996, the primary uses of cash in investing activities were for the purchase of Chiron's 49 percent interest in the Chiron Behring joint venture for approximately $120.0 million in cash and acquisitions of property and equipment totaling $120.2 million. These uses of cash in 1996 were partially offset by the proceeds from sale and maturity of a net $88.9 million of investments in marketable debt securities. In 1995, cash used in investing activities was $51.5 million. The primary uses of cash in investing activities in 1995 were for the acquisitions of (i) Chiron Diagnostics and Novartis' interests in Chiron Vaccines and Chiron S.p.A; (ii) Viagene; (iii) the ophthalmic surgical product division of IOLAB, which is classified as a component of discontinued operations; and (iv) additional property and equipment totaling $101.1 million. These uses of cash in 1995 were partially offset by the proceeds from sale and maturity of a net $175.6 million of investments in marketable debt securities.

On December 29, 1997, Chiron completed the sale of all of the outstanding capital stock of Chiron Vision for approximately $300.0 million in cash. In January 1998, $100.0 million of borrowings outstanding under the Company's U.S. credit facilities was repaid from a portion of these proceeds.

Cash provided by financing activities was $49.8 million in 1997 as compared with $122.3 million in 1996. In 1997, the primary sources of cash from financing activities were the proceeds of $61.5 million from issuance of common stock under the Company's stock option and employee stock purchase plans and $20.6 million of short-term borrowings. Partially offsetting these sources of cash was Chiron's purchase of a previously leased manufacturing facility and related buildings in Emeryville, California for $29.8 million in cash. In 1996, the primary sources of cash from financing activities were $100.0 million of short-term borrowings under the Company's U.S. credit facilities and the proceeds of $44.6 million from issuance of common stock under the Company's stock option and employee stock purchase plans. Cash provided by financing activities in 1995 was $65.3 million, consisting primarily of the proceeds from issuance of common stock under the Company's stock option and employee stock purchase plans and a $24.8 million capital contribution from Novartis.

In January 1998, the Company's Board of Directors authorized the purchase of up to 2.5 million shares of Chiron common stock from time to time on the open market in order to offset the dilution associated with the operation of the Company's stock option and employee stock purchase plans and the granting of share rights. The Board of Directors has authorized such purchases through January 1999. To date, no shares have been purchased.

Chiron believes that its cash and investments, funds provided by operations and capital market transactions will be sufficient to meet its cash requirements during the upcoming twelve months and through the foreseeable future.

AGREEMENTS WITH NOVARTIS In connection with the January 1995 agreements, Novartis agreed to guarantee $425.0 million of new debt for Chiron and provided Chiron with the option to issue up to $500.0 million of new equity to Novartis. In addition, Novartis agreed to provide $250.0 million (which may be increased to $300.0 million subject to certain reductions in the debt guarantee) over five years in support of research at Chiron. In December 1997, Chiron and Novartis amended the funding arrangement to add HSV-tk and Factor VIII gene therapy to the funded projects. Under these funding arrangements, annual funding amounts will not exceed $62.3 million in 1998 and $50.3 million (plus any unused portion of the funding limit for 1998) in 1999. See additional discussion under COLLABORATIVE AGREEMENT REVENUES herein. In connection with the November 1996 agreement, Novartis agreed to extend the term during which Novartis is committed to provide a debt guarantee from 1999 to January 1, 2008. Further, Novartis granted an option to Chiron to increase the amount of the debt guarantee from $425.0 million to $725.0 million with a corresponding equivalent dollar reduction in the equity put now available to Chiron (from $500.0 million to $200.0 million). Should Chiron elect to replace certain existing convertible debt, Novartis also agreed to provide additional guarantees totaling $200.0 million for such purposes. Refer to Note 2 of Notes to Consolidated Financial Statements.

BORROWING ARRANGEMENTS Under separate revolving, committed, unsecured credit agreements with major financial institutions, Chiron can borrow up to $200.0 million in the U.S. These credit facilities are guaranteed by Novartis and provide for various borrowing rate options, as defined in the agreements. One of these credit facilities, which allows for borrowings of up to $100.0 million, matures in February 2003. The other credit facilities, which allow for aggregate additional borrowings of up to $100.0 million, were consolidated into a single credit facility maturing in March 1999. Additionally, at December 31, 1997, Chiron had credit facilities available outside the U.S. that allow for total borrowings of $130.2 million.

The Company's short-term borrowings totaled $154.7 million at December 31, 1997, and consisted primarily of borrowings of $100.0 million under Chiron's U.S. credit facilities and of $54.6 million under Chiron's credit facilities outside the U.S. In January 1998, the $100.0 million of borrowings outstanding under the Company's U.S. credit facilities was repaid with a portion of the proceeds from the sale of Chiron Vision.

OTHER COMMITMENTS In June 1996, the Company entered into a seven-year operating lease agreement with a group of financial institutions to rent a research and development facility that is currently under construction in Emeryville, California. No lease payments are required during the construction period which is expected to last less than three years. Thereafter, rent amounts will be due quarterly, based upon the total construction costs incurred. Assuming that construction is completed on schedule and assuming a current interest rate of
6.0 percent, future minimum lease payments would be $11.7 million annually, beginning in the third quarter of 1998. Under this lease arrangement, which has been guaranteed by Novartis through December 31, 1999, the Company has the option to purchase the constructed properties. Alternatively, Chiron can cause the property to be sold to a third party. The Company is also contingently liable under residual value guarantees in the event of market value declines.

In June 1996, Chiron S.p.A. entered into an agreement to purchase in 1998 the Company's manufacturing and administrative facilities in Siena, Italy which are currently under lease. The purchase price is approximately $29.6 million and is payable in Italian lira. The purchase price will be reduced by certain amounts due from the seller through the date of the purchase.

Additionally, the Company has various commitments for capital expenditures totaling approximately $2.7 million at December 31, 1997. The majority of these commitments are for computer system upgrades and enhancements. The Company also has performance bonds outstanding in the amount of $3.5 million at December 31, 1997, primarily in connection with sales to public health authorities.

In future periods, Chiron expects to incur substantial capital spending. In February 1998, Chiron gave notice to Hoechst AG that the Company intends to exercise its option to purchase the remaining 51 percent interest in the Chiron-Behring joint venture in the Company's second fiscal quarter of 1998 for approximately 210.7 million Deutsche marks. See additional discussion under AGREEMENT WITH HOECHST AG herein. Chiron's liquidity may be further affected in future periods by its decision to fund its share of expenses in certain of its joint ventures and collaboration arrangements. Over the next several years, Chiron anticipates funding collaborations with a number of its research partners, and may make additional equity investments in collaborative partners.

MARKET RISK MANAGEMENT The Company's cash flow and earnings are subject to fluctuations due to changes in foreign currency exchange rates and interest rates. Through the use of various financial instruments, the Company attempts to limit its exposure to these market risks.

To manage foreign currency exchange risks, Chiron enters into forward foreign currency contracts ("forwards"), cross currency interest rate swaps ("swaps") and purchases foreign currency option contracts ("options"). Chiron does not use any of these derivative instruments for trading or speculative purposes. The total notional amount of these derivative financial instruments at December 31, 1997 and 1996 was $296.5 million and $208.4 million, respectively.

The Company uses forwards to hedge the impact of currency fluctuations on certain assets and liabilities denominated in nonfunctional currencies ("transaction exposures"). Typically, these contracts have maturities of three months or less. Chiron's objective is to minimize the transaction gains and losses that result from remeasuring foreign denominated assets and liabilities based on exchange rate changes. The Company's transaction exposures are primarily denominated in the major European currencies and the Japanese yen. At December 31, 1997, these exposures amounted to $44.9 million and were offset by forwards with a notional amount of $46.1 million. In addition to the exposures noted above, the Company has exposures totaling approximately $20.2 million denominated in currencies where the cost of hedging is viewed as excessive relative to the underlying risk. These exposures, primarily related to the Mexican peso, are not hedged. In the aggregate, a 10 percent adverse movement against the Company's portfolio of transaction exposures would result in a loss of approximately $1.7 million.
A 10 percent movement in the value of the dollar versus the Company's portfolio of transaction exposures has occurred in one of the last twelve quarters. Foreign currency transaction gains and (losses) from continuing operations, net of the impact of hedging, were a net ($2.3) million in 1997, ($3.0) million in 1996 and were not material in 1995.

In addition, Chiron also hedges certain anticipated exposures. The Company's primary anticipated exposures are related to intercompany inventory purchases by subsidiaries with functional currencies denominated in the major European currencies and the Japanese yen. The Company attempts to hedge approximately 80 percent of anticipated major currency exposures by purchasing quarterly put options. To limit hedging costs, the Company generally purchases out-of-the-money options. As a result, Chiron effectively does not purchase insurance for the first 2 to 5 percent of the exchange rate risk. The risk on these hedging instruments is limited to the premium amount paid. The total notional amount of the options at December 31, 1997 was $111.3 million. No options were outstanding at December 31, 1996. The options outstanding at December 31, 1997 expire quarterly over a twelve-month period, and provide protection against increases in the value of one U.S. dollar beyond 1.82
Deutsche marks and 123 Japanese yen.   The fair market value of outstanding
option contracts at December 31, 1997 was $2.9 million.

The Company has entered into a series of swaps to modify the interest and/or currency characteristics of certain assets and liabilities denominated in nonfunctional currencies. To date, the objective of the swaps entered into by the Company is to fix the interest rate exposures associated with the Company's wholly owned German and Japanese subsidiaries. The exposures are denominated in Deutsche marks and Japanese yen. The total notional amounts of the Company's swaps at December 31, 1997 and 1996 were $139.1 million and $137.5 million, respectively.

Chiron manages the risk of counterparty default on its derivative financial instruments through the use of credit standards, counterparty diversification and monitoring of counterparty financial condition. All derivative financial instruments are executed with financial institutions with strong credit ratings, which minimizes risk of loss due to nonpayment. Chiron has not experienced any losses due to counterparty default.

The Company has exposure to changes in interest rates in both its investment portfolio and certain floating rate liabilities and real estate commitments. The Company maintains investment portfolio holdings of various issuers, types and maturities. These securities are generally classified as available-for-sale and, consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of stockholders' equity. The Company also has short-term debt obligations and certain real estate lease commitments with interest rates or payments tied to LIBOR. At December 31, 1997, the net effect of a 100 basis point increase or decrease in LIBOR over a twelve-month period would not result in a material change in the Company's results of operations.

YEAR 2000 The Company is evaluating its computer systems in the light of the "Year 2000" programming issues. In the past, many computer programs were written using two digits rather than four to identify the relevant year. These programs may not be able to distinguish between 21st and 20th century dates (for example, "00" may be read as the year 1900 when the year 2000 is intended). This could result in a significant system failure or miscalculations. Accordingly, many companies' computer systems may need to be upgraded or replaced. The Company and third parties with which the Company does business rely on numerous computer programs. The Company may incur significant costs in identifying and resolving Year 2000 issues, including internal staff costs as well as consulting and other expenses. In addition, the appropriate course of action may include replacement or an upgrade of certain systems or equipment at a substantial cost to the Company. There can be no assurance that the Year 2000 issues will be resolved in 1998 or 1999. If not resolved, this issue could have a significant adverse impact on the Company's operations.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

Chiron wishes to caution stockholders and investors that the following important factors, among others, in some cases have affected, and in the future could affect, Chiron's actual results and could cause Chiron's actual consolidated results for the first quarter of 1998, and beyond, to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Chiron. The statements under this caption are intended to serve as cautionary statements within the meaning of the Private Securities Litigation Reform Act of 1995. The following information is not intended to limit in any way the characterization of other statements or information under other captions as cautionary statements for such purpose:

     * Delays, difficulties or failure in obtaining regulatory approval (including approval of its systems, procedures and facilities for production) for the Company's products. These may include, for example, approval of the Company's Italian manufacturing facilities and processes as satisfying regulatory requirements for production of the Company's diphtheria, tetanus and genetically engineered acellular pertussis and adjuvanted flu vaccines, approval for Myotrophin-Registered Trademark- for which additional clinical trials may be required by the FDA, approval for DepoCyt-TM- (injectable sustained-release cytarabine), and approval for Quantiplex-Registered Trademark- assays for HIV and follow-on bDNA probe products, for which the FDA may require substantial additional process and systems validation.

     * Charges that may be incurred or accrued as a result of the implementation of restructuring plans, including possible disposal of excess manufacturing and other general facilities, or as a result of the underutilization of manufacturing and other general facilities, including facility expansions.

     * Costs associated with restructuring or other negative short-term impacts resulting from the possible establishment of a joint venture or other transaction involving significant portions of Chiron's diagnostics business.

     * Inability to maintain or initiate third party arrangements which generate revenues, in the form of license fees, research and development support, royalties, sales fees and other payments, in return for rights in technology or products under development or promotional or other services provided by the Company.

     * The issuance and use of patents and proprietary technology by Chiron and its competitors, including the possible negative effect on the Company's ability to develop, manufacture and sell its products if it is unable to obtain licenses to patents which may be required for such products.

     * Failure of corporate partners to successfully commercialize the Company's products or to retain and expand the markets served by the commercial collaborations; conflicts of interest, priorities and commercial strategies which may arise between the Company and such corporate partners, including conflicts as to the strategy for realizing value arising from evolving opportunities.

     * Delay, difficulty or inability on acceptable terms to resolve conflicts with partners, including resolution of litigation initiated by Chiron against Ortho seeking to compel arbitration regarding access to hepatitis and retrovirus immunodiagnostic tests for use on Chiron's ACS:Centaur-Registered Trademark-immunoassay system.

     * Delays or difficulties in developing and acquiring technology and technical and managerial personnel to manufacture and/or deliver the Company's products in commercial quantities at reasonable costs and in compliance with applicable quality assurance and environmental regulations and governmental permitting requirements.

     * Possible changes in laws, regulations and guidelines of regulatory agencies, which may affect the development, manufacture and sale of certain of the Company's products including, for example, off-label sales of pharmaceuticals and research use only sales of diagnostic tests and systems.

     * The ability and willingness of customers to substitute competitive products for the Company's products if other products for similar indications are approved for marketing.

     * Difficulties in obtaining key raw materials and supplies of acceptable quality used in the manufacture of the Company's products.

     * Increased costs of development, regulatory approval, manufacture, sales, and marketing associated with the introduction of novel products and fluctuation of such costs between periods.

     * Difficulties in launching or marketing the Company's products, many of which are novel products based on biotechnology, and unpredictability of customer acceptance of such products.

     * Decline in the Betaseron-Registered Trademark- customer base in the U.S.; the extent to which patients, once enrolled, remain compliant with the prescribed treatment regimen and continue to regularly receive Betaseron-Registered Trademark-; the impact of competing products, including other beta interferon products; pricing, promotional and marketing decisions by the Company's partner, Schering AG.

     * Changes in the product mix of the Chiron-Ortho joint business, whereby the proportion of higher margin HCV tests sold relative to other lower margin products decreases; continued margin erosion of HCV tests.

     * Continued increases in research and development spending in order to develop new products and increase market share.

     * Continued or increased pressure to reduce selling prices of the Company's products.

     * The cost of acquiring in-process technology, either by license, collaboration or purchase of another entity.

     * The impact of unusual or infrequent charges resulting from Chiron's ongoing evaluation of its business strategies and organizational structures, including the continued costs of integration of acquired businesses.

     * Revaluation of assets, including, among others, the Company's investments in the equity securities of other companies with whom it collaborates, or related expenses.

     * Changes to tax rates or possible future changes to conditions of certain tax rulings obtained by the Company or its subsidiaries.

     * The costs and other effects of legal and administrative cases and proceedings (whether civil, such as product-related or environmental, or criminal); settlements and investigations; developments or assertions by or against Chiron relating to intellectual property rights and licenses.

     * Seasonal fluctuations in product sales and resulting gross margin amounts.

                                 CHIRON CORPORATION

                            CONSOLIDATED BALANCE SHEETS
                                       ASSETS
                         (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                         DECEMBER 31,
                                                                ------------------------------
                                                                   1997               1996
                                                                -----------        -----------
Current assets:
  Cash and cash equivalents                                     $    98,483        $    68,114
  Short-term investments in marketable debt securities               84,588             38,694
                                                                -----------        -----------
    Total cash and short-term investments                           183,071            106,808
  Accounts receivable, net of allowances of $22,918 in 1997
   and $20,692 in 1996:
   Related parties                                                   56,672             61,187
   Unrelated parties                                                287,372            290,784
                                                                -----------        -----------
                                                                    344,044            351,971
  Inventories                                                       165,652            180,534
  Other current assets:
   Related parties                                                      288              5,000
   Unrelated parties                                                 76,997             52,455
                                                                -----------        -----------
                                                                     77,285             57,455
                                                                -----------        -----------
    Total current assets                                            770,052            696,768
Noncurrent investments in marketable debt securities                 75,401             22,027
Property, plant, equipment and leasehold improvements, at cost:
  Land and buildings                                                218,509            231,998
  Laboratory, production and office equipment                       422,278            381,421
  Leasehold improvements                                            123,379            114,282
  Construction in progress                                           67,355             69,120
                                                                -----------        -----------
                                                                    831,521            796,821
  Less accumulated depreciation and amortization                   (277,623)          (213,217)
                                                                -----------        -----------
    Net property, plant, equipment and leasehold improvements       553,898            583,604
Purchased technology, net of accumulated amortization of
  $34,111 in 1997 and $28,089 in 1996                                45,903             65,592
Other intangible assets, net of accumulated amortization of
  $44,617 in 1997 and $38,382 in 1996                                79,955             76,669
Investments in equity securities and affiliated companies:
  Related parties                                                   139,305            133,123
  Unrelated parties                                                  37,546             51,205
                                                                -----------        -----------
                                                                    176,851            184,328
Other assets:
  Related parties                                                    15,777             12,724
  Unrelated parties                                                  50,641             46,958
                                                                -----------        -----------
                                                                     66,418             59,682
                                                                -----------        -----------
                                                                $ 1,768,478        $ 1,688,670
                                                                -----------        -----------
                                                                -----------        -----------


                                     (Continued)

             The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                                 CHIRON CORPORATION

                            CONSOLIDATED BALANCE SHEETS
                        LIABILITIES AND STOCKHOLDERS' EQUITY
                         (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                         DECEMBER 31,
                                                                ------------------------------
                                                                   1997               1996
                                                                -----------        -----------

Current liabilities:
  Accounts payable                                              $    79,339        $    96,157
  Accrued compensation and related expenses                          59,405             56,695
  Short-term borrowings                                             154,700            137,467
  Current portion of unearned revenue                                13,361             19,638
  Taxes payable                                                      37,191             33,407
  Other current liabilities                                         127,190            129,805
                                                                -----------        -----------
   Total current liabilities                                        471,186            473,169
Long-term debt:
  Payable to Novartis                                                69,934             66,305
  Unrelated parties                                                 327,283            353,284
                                                                -----------        -----------
                                                                    397,217            419,589
Other noncurrent liabilities                                         26,130             31,057
                                                                -----------        -----------
   Total liabilities                                                894,533            923,815
                                                                -----------        -----------
Commitments and contingencies
  Stockholders' equity:
  Preferred stock, $0.01 par value; 5,000,000 shares authorized;
   none outstanding                                                       -                  -
  Common stock, $0.01 par value; 499,500,000 shares authorized;
   175,659,000 outstanding (170,675,000 outstanding at
   December 31, 1996)                                                 1,757              1,707
  Restricted common stock, $0.01 par value; 500,000 shares
   authorized; none outstanding                                           -                  -
Additional paid-in capital                                        1,853,591          1,774,406
Accumulated deficit                                                (961,986)        (1,032,554)
Cumulative foreign currency translation adjustment                  (27,804)            (6,318)
Unrealized gain from investments                                      8,996             28,574
Notes receivable from stock sales                                      (609)              (960)
                                                                -----------        -----------
  Total stockholders' equity                                        873,945            764,855
                                                                -----------        -----------
                                                                $ 1,768,478        $ 1,688,670
                                                                -----------        -----------
                                                                -----------        -----------



             The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                                  CHIRON CORPORATION

                        CONSOLIDATED STATEMENTS OF OPERATIONS
                        (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                YEAR ENDED DECEMBER 31,
                                                                      ----------------------------------------
                                                                         1997           1996           1995
                                                                      ----------     ----------     ----------
Revenues:
  Product sales, net:
    Related parties                                                   $   40,426     $   20,013     $   21,483
    Unrelated parties                                                    798,915        784,896        724,419
                                                                      ----------     ----------     ----------
                                                                         839,341        804,909        745,902
  Equity in earnings of unconsolidated joint businesses                  106,356        102,061         81,005
  Collaborative agreement revenues:
    Related parties                                                       88,130         93,686         45,920
    Unrelated parties                                                     26,928         28,419         12,161
                                                                      ----------     ----------     ----------
                                                                         115,058        122,105         58,081
  Other revenues:
    Related parties                                                       43,624         32,387         11,156
    Unrelated parties                                                     57,679         40,378         28,127
                                                                      ----------     ----------     ----------
                                                                         101,303         72,765         39,283
                                                                      ----------     ----------     ----------
    Total revenues                                                     1,162,058      1,101,840        924,271
                                                                      ----------     ----------     ----------

Expenses:
  Cost of sales:
    Related parties                                                       25,758         18,658         20,132
    Unrelated parties                                                    328,885        323,373        308,312
                                                                      ----------     ----------     ----------
                                                                         354,643        342,031        328,444
  Research and development                                               375,955        352,472        327,887
  Selling, general and administrative                                    316,822        310,664        279,892
  Write-off of purchased in-process technologies                               -              -        353,262
  Costs related to Novartis transaction                                        -              -         45,254
  Impairment loss on long-lived assets                                    31,300              -              -
  Restructuring and reorganization charges                                 3,336              -         22,108
  Other operating expenses                                                 4,795          6,410          4,742
                                                                      ----------     ----------     ----------
    Total expenses                                                     1,086,851      1,011,577      1,361,589
                                                                      ----------     ----------     ----------

Income (loss) from operations                                             75,207         90,263       (437,318)

Gain on sale of assets                                                    18,597              -              -
Gain on sale of interest in affiliated company                                 -         12,226              -
Interest expense                                                         (33,257)       (30,934)       (30,212)
Other income, net                                                         16,348          7,190         22,143
                                                                      ----------     ----------     ----------

Income (loss) from continuing operations before income taxes              76,895         78,745       (445,387)
Provision for income taxes                                                26,057         22,142         19,887
                                                                      ----------     ----------     ----------

Income (loss) from continuing operations                                  50,838         56,603       (465,274)
                                                                      ----------     ----------     ----------
Discontinued operations (Note 3):
  Income (loss) from discontinued operations                               5,224         (1,458)       (47,189)
  Gain on disposal of discontinued operations                             15,157              -              -
                                                                      ----------     ----------     ----------
Net income (loss)                                                     $   71,219     $   55,145     $ (512,463)
                                                                      ----------     ----------     ----------
                                                                      ----------     ----------     ----------

Earnings per common share:
  Income (loss) from continuing operations                            $     0.29     $     0.33     $    (2.86)
                                                                      ----------     ----------     ----------
                                                                      ----------     ----------     ----------
  Net income (loss)                                                   $     0.41     $     0.33     $    (3.15)
                                                                      ----------     ----------     ----------
                                                                      ----------     ----------     ----------
Earnings per common share - assuming dilution:
  Income (loss) from continuing operations                            $     0.29     $     0.32     $    (2.86)
                                                                      ----------     ----------     ----------
                                                                      ----------     ----------     ----------
  Net income (loss)                                                   $     0.40     $     0.31     $    (3.15)
                                                                      ----------     ----------     ----------
                                                                      ----------     ----------     ----------



           The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                                 CHIRON CORPORATION

                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                   (IN THOUSANDS)

                                                                                   CUMULATIVE     UNREALIZED    NOTES
                                                                                    FOREIGN         GAIN      RECEIVABLE
                                     COMMON STOCK      ADDITIONAL                  CURRENCY        (LOSS)        FROM
                                  -----------------     PAID-IN    ACCUMULATED    TRANSLATION       FROM         STOCK
                                   SHARES    AMOUNT     CAPITAL      DEFICIT       ADJUSTMENT    INVESTMENTS     SALES      TOTAL
                                  -------    ------    ----------  -----------    -----------    -----------  ----------  ---------
Balances at December 31, 1994      33,379    $  334    $1,161,942  $  (575,236)    $   (1,719)     $ (12,690)  $       -  $ 572,631
Issuance of common stock to
  Novartis                          6,600        66       407,484            -              -              -           -    407,550
Capital contribution by Novartis        -         -        24,845            -              -              -           -     24,845
Issuance of common stock and
  stock options related to the
  Viagene acquisition                 916         9        91,393            -              -              -           -     91,402
Exercise of stock options             670         6        32,009            -              -              -           -     32,015
Tax benefits from employee
  stock plans                           -         -           912            -              -              -           -        912
Exercise of warrants                    -         -            97            -              -              -           -         97
Employee stock purchase plan          173         2         9,029            -              -              -           -      9,031
Foreign currency translation
  adjustment                            -         -             -            -          2,440              -           -      2,440
Unrealized gain from
  investments                           -         -             -            -              -         43,952           -     43,952
Loans to employees for
  stock sales                           -         -             -            -              -              -        (351)      (351)
Net loss                                -         -             -     (512,463)             -              -           -   (512,463)
                                  -------    ------    ----------  -----------    -----------    -----------  ----------  ---------
Balances at December 31, 1995      41,738       417     1,727,711   (1,087,699)           721         31,262        (351)   672,061

Exercise of stock options           2,219        22        25,083            -              -              -           -     25,105
Tax benefits from employee
  stock plans                           -         -         1,398            -              -              -           -      1,398
Exercise of warrants                   61         -         1,570            -              -              -           -      1,570
Employee stock purchase plan        1,443        15        19,897            -              -              -           -     19,912
Additional shares issued in
  four-for-one stock split        125,214     1,253       (1,253)            -              -              -           -          -
Foreign currency translation
  adjustment                            -         -             -            -         (7,039)             -           -     (7,039)
Unrealized loss from
  investments                           -         -             -            -              -         (2,688)          -     (2,688)
Loans to employees for
  stock sales                           -         -             -            -              -              -        (609)      (609)
Net income                              -         -             -       55,145              -              -           -     55,145
                                  -------    ------    ----------  -----------    -----------    -----------  ----------  ---------
Balances at December 31, 1996     170,675     1,707     1,774,406   (1,032,554)        (6,318)        28,574        (960)   764,855

Exercise of stock options           3,632        36        41,235            -              -              -           -     41,271
Tax benefits from employee
  stock plans                           -         -        17,923            -              -              -           -     17,923
Employee stock purchase plan        1,352        14        20,027            -              -              -           -     20,041
Foreign currency translation
  adjustment                            -         -             -            -        (21,486)             -           -    (21,486)
Unrealized loss from
  investments                           -         -             -            -              -        (19,578)          -    (19,578)
Collection of a loan to
  employee for stock sales              -         -             -            -              -              -         351        351
Elimination of one-month lag in
  reporting of Chiron Behring           -         -             -         (651)             -              -           -       (651)
Net income                              -         -             -       71,219              -              -           -     71,219
                                  -------    ------    ----------  -----------    -----------    -----------  ----------  ---------
Balances at December 31, 1997     175,659    $1,757    $1,853,591  $  (961,986)   $   (27,804)   $     8,996  $     (609) $ 873,945
                                  -------    ------    ----------  -----------    -----------    -----------  ----------  ---------
                                  -------    ------    ----------  -----------    -----------    -----------  ----------  ---------


          The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                                 CHIRON CORPORATION

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (IN THOUSANDS)

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------------
                                                                                    1997           1996           1995
                                                                                 ---------      ---------      ---------
Cash flows from operating activities:
  Net income (loss)                                                              $  71,219      $  55,145      $(512,463)
  Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
    Depreciation and amortization                                                  102,589        105,080         92,124
    Impairment loss on long-lived assets                                            31,300              -              -
    Gain on sale of assets                                                         (18,597)             -              -
    Gain on sale of equity securities and interest in affiliated company            (5,541)       (12,226)             -
    Write-off of purchased in-process technologies                                       -              -        365,286
    Write-offs of property, plant, equipment and leasehold improvements              4,291          5,031         18,400
    Reserves                                                                        30,046         16,895         11,321
    Changes in estimated liabilities                                               (17,596)             -              -
    Deferred income taxes                                                          (20,556)         6,972          9,041
    Tax benefits from employee stock plans                                          17,923          1,398            912
    Undistributed earnings of affiliates                                           (14,473)        (6,841)        (3,944)
    Other, net                                                                      11,614         17,393         13,860
    Changes, excluding effect of acquisitions, to:
     Accounts receivable                                                           (12,974)       (75,825)         2,000
     Inventories                                                                   (40,635)       (48,545)       (36,094)
     Other current assets                                                            8,355        (20,187)       (21,462)
     Accounts payable and accrued expenses                                          (2,062)        11,427          7,719
     Current portion of unearned revenue                                            (5,907)        (1,162)         5,979
     Other current liabilities                                                       5,890          1,921         21,808
     Other noncurrent liabilities                                                    4,626          6,253          1,115
                                                                                 ---------      ---------      ---------
      Net cash provided by (used in) operating activities                          149,512         62,729        (24,398)
                                                                                 ---------      ---------      ---------
Cash flows from investing activities:
  Purchases of investments in marketable debt securities                          (219,522)       (55,008)      (158,533)
  Proceeds from sale and maturity of investments in
    marketable debt securities                                                     120,306        143,922        334,117
  Businesses acquired, net of cash acquired                                              -           (374)      (112,633)
  Capital expenditures                                                             (77,524)      (120,162)      (101,052)
  Proceeds from sale of assets                                                      29,928              -              -
  Proceeds from sale of equity securities and interest
    in affiliated company                                                            5,596         14,000              -
  Purchases of investments in equity securities and affiliated companies           (10,942)      (130,308)          (900)
  Increase in other assets                                                         (16,804)       (43,351)       (12,494)
                                                                                 ---------      ---------      ---------
      Net cash used in investing activities                                       (168,962)      (191,281)       (51,495)
                                                                                 ---------      ---------      ---------
Cash flows from financing activities:
  Net borrowings (payments) under line of credit arrangements                            -        (12,606)         4,686
  Proceeds from issuance of short-term debt                                         20,589        100,000              -
  Proceeds from issuance of common stock                                            61,502         44,597         39,509
  Proceeds from capital contribution from Novartis                                       -              -         24,845
  Repayment of notes payable and capital leases                                    (32,272)        (9,643)        (3,705)
                                                                                 ---------      ---------      ---------
      Net cash provided by financing activities                                     49,819        122,348         65,335
                                                                                 ---------      ---------      ---------
      Net increase (decrease) in cash and cash equivalents                          30,369         (6,204)       (10,558)
Cash and cash equivalents at beginning of the year                                  68,114         74,318         84,876
                                                                                 ---------      ---------      ---------
Cash and cash equivalents at end of the year                                     $  98,483      $  68,114      $  74,318
                                                                                 ---------      ---------      ---------
                                                                                 ---------      ---------      ---------



          The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                                 CHIRON CORPORATION

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 DECEMBER 31, 1997


NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Chiron Corporation (the "Company" or "Chiron") develops, manufactures and markets human healthcare products for the prevention, diagnosis and treatment of disease utilizing innovations in biology and chemistry. Chiron participates in three human healthcare markets: (i) diagnostics, including blood screening tests, automated immunodiagnostic systems, critical blood analyte systems and nucleic acid probe tests; (ii) therapeutics, with an emphasis on oncology, serious infectious diseases and critical care diseases; and (iii) adult and pediatric vaccines. Chiron also develops or acquires new technologies, employing these technologies to discover new products for the Company or for its partners. On December 29, 1997, Chiron completed the sale of its ophthalmic business unit, Chiron Vision Corporation ("Chiron Vision"), to Bausch & Lomb Incorporated (see Note 3).

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in joint ventures, partnerships and interests in which Chiron has an equity interest of 50 percent or less are accounted for using either the equity or cost method. Certain foreign subsidiaries and investments in affiliated companies are accounted for either on a one-month or one-quarter lag.

FINANCIAL STATEMENT PRESENTATION
The accompanying Consolidated Statements of Operations for all periods presented reflect the after-tax results of Chiron Vision as discontinued operations (see
Note 3). In addition, certain previously reported amounts have been reclassified to conform with the current period presentation.

FOREIGN CURRENCY TRANSLATION
Local foreign currencies are generally considered to be the functional currency of the Company's foreign subsidiaries and equity investments. Accordingly, the assets and liabilities of subsidiaries and equity investments denominated in foreign currencies are translated at the exchange rates in effect at the appropriate year-end. The revenues and expenses of such subsidiaries and investments are translated at the average exchange rates for the period of operation. Adjustments resulting from such translations are reflected in the accompanying Consolidated Balance Sheets as "Cumulative foreign currency translation adjustment," a component of stockholders' equity. The effect of foreign currency exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies was not material.

FISCAL YEAR
During 1995, the Company changed its fiscal year from a December 31 calendar year-end to a 52 or 53-week year ending on the Sunday nearest the last day in December of each year. Therefore, the 1997, 1996 and 1995 fiscal years ended on December 28, 1997, December 29, 1996 and December 31, 1995, respectively. Each fiscal year was 52 weeks long. For presentation purposes, dates used in the consolidated financial statements and notes refer to the fiscal month end.

USE OF ESTIMATES
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and notes. Actual results could differ materially from those estimates.

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments, including forward foreign currency contracts, foreign currency option contracts and cross currency interest rate swaps, are utilized by the Company to reduce foreign exchange and interest rate risks. The Company has established a control environment that includes policies and procedures for risk assessment and the approval, reporting and monitoring of foreign currency hedging activities. Chiron manages the risk of counterparty default on its derivative financial instruments through the use of credit standards, counterparty diversification and monitoring of counterparty financial condition. Counterparties to these hedging agreements are major financial institutions. Chiron has not experienced any losses due to counterparty default. The Company's derivative financial instruments are not used for trading or speculative purposes.

CASH EQUIVALENTS AND INVESTMENTS IN MARKETABLE DEBT SECURITIES
All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents. Cash equivalents and short-term investments in marketable debt securities consist principally of money market instruments which include corporate notes, corporate bonds, commercial paper and government or government agency securities. Noncurrent investments in marketable debt securities consist principally of corporate notes, corporate bonds and government or government agency securities.

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

The Company has not experienced any significant credit losses from its accounts receivable from joint business partners or collaborative research agreements, and none are currently expected. Other accounts receivable arise from product sales to customers. The Company performs ongoing credit evaluations of these customers and generally does not require collateral. Reserves are maintained for potential trade receivable credit losses, and such losses have been within management's expectations.

INVENTORIES
Pharmaceutical inventories are stated at the lower of cost or market using the average cost method or, in the case of vaccine products, using the last-in, first-out ("LIFO") method. Diagnostic and ophthalmic (see Note 3) products are valued at cost, using the first-in, first-out ("FIFO") method which is less than market value. Inventories consist of the following at December 31:

                                     1997       1996
                                   --------   --------
                                     (IN THOUSANDS)
          Finished goods           $ 82,896   $ 94,875
          Work in process            47,417     45,874
          Raw materials              35,339     39,785
                                   --------   --------
                                   $165,652   $180,534
                                   --------   --------
                                   --------   --------

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT, EQUIPMENT AND LEASEHOLD IMPROVEMENTS
Depreciation on property, plant and equipment, including assets held under capital leases, is computed using the straight-line method over the estimated useful lives of the assets (3 to 20 years for equipment and 15 to 40 years for buildings). Leasehold improvements are amortized on a straight-line basis over the remaining fixed lease term or asset life, whichever is shorter.

INTANGIBLE AND OTHER LONG-LIVED ASSETS
Intangible assets consist primarily of purchased technologies, goodwill and patents and are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 17 years. Amortization expense from continuing operations for the years ended December 31, 1997, 1996 and 1995 was $8.6 million, $10.0 million and $10.8 million, respectively. Amortization of purchased technologies and goodwill is primarily included in "Other operating expenses" and amortization of patents is primarily included in "Research and development" in the accompanying Consolidated Statements of Operations.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), the Company reviews, as circumstances dictate, the carrying amount of its intangible assets and manufacturing facilities. Recoverability is determined by comparing the projected undiscounted net cash flows of the long-lived assets against their respective carrying amounts. The amount of impairment, if any, is measured based on the excess of the carrying value over the fair value. As they relate to the Company's manufacturing facilities, management's reviews consider, among other factors, the Company's global manufacturing needs and plans for existing commercial products, as well as products in development. The estimates used in the reviews are dependent upon several key assumptions, including the projected level of demand for the Company's products, product pricing, success of clinical trials, timing of regulatory approval and the introduction of competing products. However, there can be no assurance that global manufacturing needs for existing products will continue unchanged and product development programs will be successful. Excess manufacturing capacity may occur in the future, requiring an adjustment of the carrying value of certain facilities to their fair value.

REVENUE RECOGNITION
"Product sales, net" consist of revenue from product sales which is generally recognized upon shipment; revenue from service contracts which is recognized ratably over the life of the contract; revenue from the sale of equipment under sales-type leases which is recognized at the inception of the lease; and revenue from the sale of equipment under operating leases which is recognized upon transfer of title to the equipment to a third party financing company. For sales of Betaseron-Registered Trademark- (interferon beta-1b), the Company recognizes a partial share of revenues upon shipment to its marketing partner and an additional share upon the marketing partner's subsequent sale of Betaseron-Registered Trademark-. Beginning July 1997, the contractual terms under which Chiron recognizes Betaseron-Registered Trademark- revenue changed, with a larger portion of revenues recognized when sales are realized by the marketing partner, rather than upon Chiron's initial shipment.

"Equity in earnings of unconsolidated joint businesses" represents the Company's share of the operating results generated by its commercial joint businesses. "Collaborative agreement revenues" are earned and recognized based upon work performed, upon the sale of product rights, upon shipment of product for use in preclinical and clinical testing or upon the attainment of benchmarks specified in the related agreements. Under contracts where reimbursement is based upon work performed, the related research and development expenses were $79.5 million, $103.8 million and $51.8 million in 1997, 1996 and 1995, respectively. "Other revenues" consist primarily of

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

product royalty payments under license agreements, fees for sales and marketing services performed and grants from government agencies, and are recognized when earned. "Other revenues" in 1997 also included $31.1 million of revenue related to Chiron's co-promotion of Novartis AG's product Aredia-Registered Trademark- (pamidronate disodium for injection) which was recognized, in part, based on the percentage of effort expended.

MAJOR CUSTOMERS
As discussed in Notes 2 and 6, Novartis AG and its affiliates (collectively, "Novartis"), successor to Ciba-Geigy Ltd. ("Ciba"), is a related party and contributed 11 percent and 10 percent of total revenues in 1997 and 1996, respectively. Novartis contributed less than 10 percent of total revenues in 1995. As discussed in Note 6, Johnson & Johnson ("J&J") and its affiliates are related parties and collectively contributed 12 percent, 11 percent and 11 percent of total revenues in 1997, 1996 and 1995, respectively.

ADVERTISING
Advertising costs are expensed as incurred and totaled $9.3 million, $12.8 million and $5.8 million from continuing operations in 1997, 1996 and 1995, respectively.

INCOME TAXES
Income taxes are accounted for under the asset and liability method.
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations.

PER SHARE DATA
In accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"), per share data which excludes dilution is based on the weighted-average number of common shares outstanding during the period. Per share data which assumes dilution is based on the weighted-average number of common and dilutive potential common shares outstanding. Dilutive potential common shares result from (i) the assumed exercise of outstanding stock options, warrants and equivalents thereof that have a dilutive effect when applying the treasury stock method; and (ii) performance units (see Note 10) to the extent that dilutive shares are assumed to be issuable if the contingency and reporting periods ended on the same date. All prior-period per share data has been restated to conform with the provisions of SFAS 128 subsequent to its adoption by the Company in the fourth quarter of 1997.

STOCK-BASED COMPENSATION
As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation"
("SFAS 123"), the Company follows the existing accounting requirements for stock options and other stock-based awards contained in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). However, the Company has provided in Note 10 the required pro forma disclosures pursuant to SFAS 123.

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest and income taxes (including amounts attributable to Chiron Vision) is as follows for the years ended December 31:

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                          1997           1996           1995
                                      -----------    -----------    -----------
                                                    (IN THOUSANDS)
          Interest, net of amounts
            capitalized               $    19,973    $    19,354    $    18,603
          Income taxes                $    10,792    $    14,505    $     8,597

Supplemental disclosure of noncash investing and financing activities, as described in Note 2, is as follows for the years ended December 31:

                                          1997           1996           1995
                                      -----------    -----------    -----------
                                                    (IN THOUSANDS)
          Acquisitions:
            Fair value of assets
                acquired              $         -    $     2,143    $   962,124
            Liabilities assumed                 -         (1,769)      (289,025)
            Acquisition costs                   -              -         (6,013)
            Stock and options issued            -              -       (498,952)
            Carrying value of original
                investment                      -              -        (14,130)
                                      -----------    -----------    -----------
          Total cash paid             $         -    $       374    $   154,004
                                      -----------    -----------    -----------
                                      -----------    -----------    -----------

NEW ACCOUNTING STANDARDS
In June 1997, the Financial Accounting Standards Board issued SFAS Nos. 130 and 131, "Reporting Comprehensive Income" ("SFAS 130") and "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), respectively (collectively, the "Statements"). The Statements are effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for reporting of comprehensive income and its components in annual financial statements. SFAS 131 establishes standards for reporting financial and descriptive information about an enterprise's operating segments in its annual financial statements and selected segment information in interim financial reports. Reclassification or restatement of comparative financial statements or financial information for earlier periods is required upon adoption of SFAS 130 and SFAS 131, respectively. Application of the Statements' disclosure requirements will have no impact on the Company's consolidated financial position, results of operations or earnings per share data as currently reported.

NOTE 2 - BUSINESS COMBINATIONS

AGREEMENTS WITH NOVARTIS
Effective January 1, 1995, under a series of agreements between Chiron and Novartis, including an Investment Agreement, a Cooperation and Collaboration Agreement and a Governance Agreement (collectively, the "Agreements"), Novartis increased its ownership interest in Chiron common stock to 49.9 percent (now approximately 45 percent as a result of subsequent stock issuances to parties other than Novartis), partially through a tender offer for approximately 38 percent of Chiron's outstanding common stock for $29.25 per share. At the same time, Chiron acquired from Novartis all of the outstanding common stock of Chiron Diagnostics Corporation ("Chiron Diagnostics"), formerly Ciba Corning Diagnostics Corp., and Novartis' interests in Chiron Vaccines Company ("Chiron Vaccines"), formerly Chiron Biocine Company, and Chiron S.p.A., formerly Biocine S.p.A., in exchange for 26.4 million newly-issued Chiron common shares and a cash payment of $23.5 million.

In connection with the Agreements, Novartis agreed to guarantee $425.0 million of new debt for Chiron, agreed to provide $250.0 million (which may be increased to $300.0 million subject to certain reductions in the debt

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 2 - BUSINESS COMBINATIONS (CONTINUED)

guarantee) over five years in support of research at Chiron, and provided Chiron with the option to issue up to $500.0 million of new equity to Novartis. Additionally, under the terms of the Agreements, Novartis is entitled to name three members to Chiron's Board of Directors and has limited rights to review and approve certain Chiron transactions.

During 1995, Chiron and Novartis entered into a limited liability company agreement (the "Research Funding Agreement") to utilize research funding to be provided by Novartis. Under the terms of the agreement, Novartis will fund from time to time through December 31, 1999, at Chiron's request, research and development costs for adult and pediatric vaccines and insulin-like growth factor-1 ("IGF-1"). In return, Novartis will receive an interest in a stream of royalties from future worldwide sales of certain adult and pediatric vaccines and IGF-1. In addition, Novartis will receive an interest in promotional rights, in countries other than in North America and Europe, for certain adult vaccines. In December 1997, Chiron and Novartis amended the Research Funding Agreement to add herpes simplex virus thymidine kinase ("HSV-tk") and Factor VIII gene therapy to the funded projects. In return, Novartis will receive a royalty stream from future worldwide sales of certain HSV-tk and Factor VIII gene therapy products. Royalties on all specified products will be paid for a minimum of 10 years from the later of October 1, 2001 or the date of the first commercial sale of individual products covered by the Research Funding Agreement, as amended. Further, such royalty payments will continue until Novartis has received an aggregate amount equal to the sum of all research and development funding provided by Novartis plus interest thereon from the date of payment at a rate equal to the London Interbank Offered Rate ("LIBOR"). Annual funding amounts will not exceed $62.3 million in 1998 and $50.3 million (plus any unused portion of the funding limit for 1998) in 1999.

Under the terms of the Research Funding Agreement, as amended, Chiron was granted an option through December 31, 2001, to repurchase Novartis' interest, at cost plus an agreed-upon return, as defined in the agreement. In addition, if Chiron chooses to exercise the option, Novartis will receive an option to acquire certain exclusive marketing rights, in countries other than those in North America and Europe, with respect to certain adult vaccines in countries in which Novartis has exercised its co-promotion rights. Pursuant to the agreement, Chiron recognized $53.3 million, $72.0 million and $27.0 million of funding from Novartis during 1997, 1996 and 1995, respectively, as components of "Collaborative agreement revenues" in the accompanying Consolidated Statements of Operations. At December 31, 1997 and 1996, $3.0 million and $20.0 million, respectively, were due from Novartis under the Research Funding Agreement, as amended. Chiron anticipates receiving substantial additional funding from Novartis in future periods under this funding arrangement.

Certain guarantees stated within the Agreements were modified on November 27, 1996 in conjunction with a consent and agreement that resolved the Federal Trade Commission's review of the Ciba and Sandoz Ltd. merger that created Novartis. Under the November 27, 1996 agreement, Chiron agreed to grant royalty-bearing licenses to Rhone-Poulenc Rorer Inc. and Novartis for certain patent rights on the HSV-tk gene in the field of gene therapy. As partial consideration, Novartis will pay the Company up to an aggregate of $60.0 million through 2001, $15.0 million of which was recognized in 1997 as a component of "Collaborative agreement revenues" in the accompanying Consolidated Statements of Operations. Novartis also agreed to cross-license to the Company certain Novartis-controlled gene therapy technologies.

Additionally, Novartis and the Company agreed to a modification of Chiron's contract, which expired in March 1997 and provided for sole promotional rights in the U.S. with respect to Novartis' product Aredia-Registered Trademark-. Under the

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 2 - BUSINESS COMBINATIONS (CONTINUED)

exclusive agreement which expired in March 1997, Chiron recognized Aredia-Registered Trademark- sales fees, included as components of "Other revenues" in the accompanying Consolidated Statements of Operations, of $12.5 million, $30.2 million and $6.7 million in 1997, 1996 and 1995, respectively. The November 1996 agreement provided that Chiron, through a co-promotion arrangement with Novartis, would promote Aredia-Registered Trademark- for two years after a six-month transitional period beginning April 1997. Chiron recognized $31.1 million of revenue in 1997, also included as a component of "Other revenues" in the accompanying Consolidated Statements of Operations, related to Aredia-Registered Trademark- co-promotion services provided to
Novartis.   In December 1997, the co-promotion arrangement with Novartis was modified such that Chiron will no longer promote Aredia-Registered Trademark-after April 3, 1998. Revenue to be recognized by Chiron in the first quarter of 1998 will approximate $9.2 million plus a percentage of Aredia-Registered Trademark- sales in the first quarter of 1998 in excess of a specified amount. Revenue to be recognized by Chiron in the second quarter of 1998 will approximate $0.6 million. At December 31, 1997 and 1996, $19.4 million and $13.4 million, respectively, were due from Novartis under the Aredia-Registered Trademark- arrangements. Amounts due from Novartis are payable to Chiron through the first quarter of 2000.

Novartis and Chiron also agreed to extend the deadline for payment of the repurchase amount under the Research Funding Agreement, as amended, from January 1, 2002 to January 1, 2005, if Chiron chooses to exercise this option. However, this will not affect the term of the repurchase option which expires on December 31, 2001.

Novartis also agreed to extend the term during which Novartis is committed to provide a debt guarantee from 1999 to January 1, 2008. Further, Novartis granted an option to Chiron to increase the amount of the debt guarantee from $425.0 million to $725.0 million with a corresponding equivalent dollar reduction in the equity put now available to Chiron (from $500.0 million to $200.0 million).

In addition, should Chiron elect to replace certain existing convertible debt, Novartis agreed to provide additional guarantees totaling $200.0 million for such purposes.

ACQUISITIONS OF CHIRON DIAGNOSTICS AND INTERESTS IN CHIRON VACCINES AND CHIRON S.p.A.
The acquisitions of Chiron Diagnostics and Novartis' interests in Chiron Vaccines and Chiron S.p.A. (the "Acquisitions") were accounted for under the purchase method of accounting. The purchase price of approximately $433.4 million was allocated to the acquired assets and assumed liabilities based upon their estimated fair value on the acquisition date. The fair value of the net assets acquired in the Acquisitions, including purchased in-process technology, was estimated based on an independent valuation of the acquired net assets. The aggregate purchase price of approximately $433.4 million was less than the fair value of the net assets acquired by approximately $57.3 million. This amount was ratably allocated as a reduction of the noncurrent assets of the acquired companies. In connection with the Acquisitions, liabilities were assumed as follows:

                                                 (IN THOUSANDS)
          Fair value of assets acquired, net of
            negative goodwill                     $    694,895
          Common stock issued                         (407,550)
          Cash paid                                    (23,504)
          Acquisition costs                             (2,304)
                                                  ------------
          Liabilities assumed                     $    261,537
                                                  ------------
                                                  ------------

As part of the purchase accounting, Chiron recognized as an expense the amount allocated to purchased in-process technology, resulting in a noncash charge against earnings of $222.9 million. Other transaction-related charges which totaled $49.4 million resulted from employee payments and related taxes, and legal and investment advisor

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 2 - BUSINESS COMBINATIONS (CONTINUED)

fees. Novartis agreed to reimburse the Company $24.8 million for a portion of the employee payments, and such reimbursement was recorded as a capital contribution. Other purchased intangible assets of approximately $25.6 million, consisting of base technology, were offset by $2.3 million, $8.8 million and $8.1 million of charges in lieu of taxes (see Note 13) in 1997, 1996 and 1995, respectively, with the remaining base technology being amortized over estimated useful lives of 10 to 15 years using the straight-line method. The operations of Chiron Diagnostics, Chiron Vaccines and Chiron S.p.A. are included in Chiron's consolidated operating results from January 1, 1995 forward.

ACQUISITION OF VIAGENE, INC. ("VIAGENE")
On September 29, 1995, Chiron acquired all of the outstanding common stock of Viagene, not previously owned by the Company, in exchange for approximately $35.5 million in cash and 3.7 million shares of Chiron common stock. Additionally, on September 29, 1995, unexercised options to purchase Viagene common stock were converted into options to purchase approximately 528,000 shares of Chiron common stock. Viagene was a biotechnology company involved in the discovery, development and commercialization of gene transfer products for the treatment or prevention of severe viral infections, cancers and other diseases. Prior to the acquisition, Chiron had an ongoing collaboration with Viagene in the area of gene therapy and, pursuant to the collaboration arrangement, held an investment in the outstanding voting stock of Viagene with a carrying value, net of unrealized gains and a realized loss, of approximately $14.1 million at September 29, 1995.

The Viagene acquisition was accounted for under the purchase method of accounting. The purchase price of approximately $143.7 million was allocated to the acquired assets and assumed liabilities based on their estimated fair value on the acquisition date. In connection with the acquisition, liabilities were assumed as follows:

                                                            (IN THOUSANDS)
          Fair value of assets acquired                     $   158,461
          Carrying value of original investment in Viagene      (14,130)
          Common stock and options issued                       (91,402)
          Cash paid                                             (35,500)
          Acquisition costs                                      (2,696)
                                                            -----------
          Liabilities assumed                               $    14,733
                                                            -----------
                                                            -----------

Chiron recognized as an expense the amount of the purchase price allocated to purchased in-process technology, resulting in a noncash charge against earnings of $130.3 million. The results of operations of Viagene are included in Chiron's consolidated operating results from September 29, 1995 forward.

ACQUISITION OF IOLAB
On March 31, 1995, Chiron acquired the ophthalmic surgical product division of IOLAB from J&J for approximately $95.0 million. The acquisition was accounted for under the purchase method of accounting by Chiron Vision, a discontinued operation (see Note 3). Accordingly, IOLAB's results of operations, net of applicable income taxes, are included as a component of "Income (loss) from discontinued operations" in the accompanying Consolidated Statements of Operations from the date of purchase. The purchase price was allocated to the acquired assets and assumed liabilities based on their estimated fair value on the acquisition date. The fair value of the net assets acquired, including in-process technology, was estimated based on independent valuations of the acquired net assets. In connection with the acquisition, liabilities were assumed as follows:

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 2 - BUSINESS COMBINATIONS (CONTINUED)

                                                      (IN THOUSANDS)
          Fair value of assets acquired                $   108,768
          Cash paid                                        (95,000)
          Acquisition costs                                 (1,013)
                                                       -----------
          Liabilities assumed                          $    12,755
                                                       -----------
                                                       -----------

The amount allocated to purchased in-process technology of $10.3 million, as well as additional charges totaling $16.9 million for IOLAB restructuring and integration-related expenses, are included, net of applicable income taxes, as components of "Income (loss) from discontinued operations" in the accompanying Consolidated Statements of Operations in 1995. Other purchased intangible assets of approximately $46.5 million, consisting of base technology, goodwill, trade name and a customer list, are being amortized by Chiron Vision over their estimated useful lives of 10 to 15 years using the straight-line method.

PRO FORMA FINANCIAL INFORMATION
The following unaudited pro forma information presents the results of continuing operations of Chiron and Viagene for the year ended December 31, 1995, with pro forma adjustments as if the Viagene acquisition had been consummated as of January 1, 1995. This pro forma information does not purport to be indicative of what would have occurred had the acquisition been made as of that date or of results which may occur in the future. In addition, the pro forma information does not include the write-off of purchased in-process technology related to the Viagene acquisition of $130.3 million. The unaudited pro forma information is as follows for the year ended December 31:

                                                           1995
                                                       -------------
                                                       (IN THOUSANDS,
                                                   EXCEPT PER SHARE DATA)
                                                        (UNAUDITED)
          Total revenues                               $     931,229
          Loss from continuing operations before
            non-recurring charge                            (352,368)
          Pro forma earnings per share data:
            Loss from continuing operations before
              non-recurring charge                             (2.17)
            Loss from continuing operations before
              non-recurring charge - assuming dilution         (2.17)

AGREEMENT WITH HOECHST AG, SUCCESSOR TO BEHRINGWERKE AG
Effective July 1, 1996, Chiron purchased a 49 percent interest in the human vaccine business of Behringwerke AG. Chiron accounts for its interest under the equity method. The total acquisition price, which was payable in cash, was approximately $120.0 million, including costs directly related to the acquisition. This amount is reflected as a component of "Investments in equity securities and affiliated companies" in the accompanying Consolidated Balance Sheets. Of the total acquisition price, approximately $97.0 million was allocated to various intangible assets such as goodwill, trademarks and patents, and is being amortized on a straight-line basis over lives ranging from 5 to 20 years.

Under the terms of the agreement, Chiron has an option to purchase the remaining 51 percent interest in the joint venture in March 1998, 1999, 2000 or 2001, and Hoechst AG has the option to require Chiron to acquire the remaining 51 percent interest in March 2001. In February 1998, Chiron gave notice to Hoechst AG that the

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 2 - BUSINESS COMBINATIONS (CONTINUED)

Company intends to exercise its option to purchase the remaining 51 percent interest in the joint venture in Chiron's second fiscal quarter of 1998 for approximately 210.7 million Deutsche marks. During the period of mutual ownership, Chiron and Hoechst AG are operating the vaccine business as a joint venture, which has been named Chiron Behring GmbH & Co. ("Chiron Behring"). The joint venture pays to Hoechst AG an annual royalty comprised of a percentage of the excess of net sales of certain Chiron vaccine products in Germany over forecasted amounts for the years 1997 through 2001. No annual royalty was payable to Hoechst AG in 1997.

In 1997 and 1996, Chiron recognized $13.8 million and $4.2 million, respectively, as its share of the joint venture's results, which includes amortization of the aforementioned intangible assets, as a component of "Equity in earnings of unconsolidated joint businesses" in the accompanying Consolidated Statements of Operations. Chiron Behring, which was previously reported on a one-month lag, was brought current in December 1997. As a result, Chiron's equity in earnings of Chiron Behring of approximately ($0.7) million for the month of December was recorded as a component of "Accumulated deficit" at December 31, 1997 in the accompanying Consolidated Balance Sheets.

Summarized financial information for Chiron Behring, which excludes Chiron's amortization of intangibles, as of and for the year ended December 31, 1997 is as follows:

                                                 DECEMBER 31, 1997
                                                 -----------------
                                                  (IN THOUSANDS)
          SUMMARIZED BALANCE SHEET INFORMATION:
            Current assets                        $    110,799
            Noncurrent assets                            9,986
            Current liabilities                         26,522
            Noncurrent liabilities                       7,308

                                                    YEAR ENDED
                                                 DECEMBER 31, 1997
                                                 -----------------
                                                  (IN THOUSANDS)
          SUMMARIZED STATEMENT OF OPERATIONS
            INFORMATION:
            Net sales                             $    173,454
            Gross profit                               105,827
            Income from continuing operations
              before extraordinary items and
              cumulative effect of a change
              in accounting principle                   35,530
            Net income                                  35,530

NOTE 3 - DISCONTINUED OPERATIONS

On December 29, 1997, Chiron completed the sale of all of the outstanding capital stock of Chiron Vision, a wholly owned subsidiary, to Bausch & Lomb Incorporated ("B&L") for $300.0 million in cash, subject to certain post-closing adjustments. The sale was completed under the terms of a Stock Purchase Agreement (the "Agreement"), dated as of October 21, 1997, between Chiron and B&L. In accordance with APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," Chiron Vision is reported as a discontinued operation for all periods presented in the accompanying Consolidated Statements of Operations. Chiron Vision's cash and cash equivalents totaling $2.7 million, certain Chiron Vision real estate assets (the "real estate assets") with a carrying value of $25.1

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 3 - DISCONTINUED OPERATIONS (CONTINUED)

million and Chiron Vision's future noncancelable operating lease costs totaling $1.1 million were retained by the Company upon completion of the sale. For a period of three years following the completion of the sale, Chiron Vision has the right to use the currently occupied portion of the real estate assets on a rent-free basis. The real estate assets, to be recorded by Chiron at their estimated fair values less cost to sell, will be reflected in the Company's consolidated balance sheet at March 31, 1998 as assets held for sale. Additionally, the Company has agreed to provide customary indemnities under the terms of the Agreement.

Chiron Vision recognized total revenues of $212.7 million, $211.0 million and $177.0 million in 1997, 1996 and 1995, respectively. "Income (loss) from discontinued operations" in the accompanying Consolidated Statements of Operations is reported net of income tax provisions of $6.4 million, $2.7 million and $1.8 million in 1997, 1996 and 1995, respectively, and includes approximately $3.8 million of net income from operations recognized by Chiron Vision from October 21, 1997 to December 28, 1997. Direct transaction costs of $0.3 million were deferred at December 31, 1997 and included as a component of "Other current assets" in the accompanying Consolidated Balance Sheets.

The accompanying Consolidated Balance Sheets include the net assets of discontinued operations, including the real estate assets, as follows at December 31:

                                                1997           1996
                                             -----------    -----------
                                                    (IN THOUSANDS)
          Accounts receivable, net           $    48,073    $    48,268
          Inventories                             37,944         43,577
          Property, plant, equipment and
            leasehold improvements, net           47,634         48,800
          Purchased technology, net               25,068         28,588
          Other intangible assets, net            41,567         45,175
          Accounts payable and other current
            liabilities                          (38,343)       (42,789)
          Other assets and liabilities, net        5,025          7,471
                                             -----------    -----------
                                             $   166,968    $   179,090
                                             -----------    -----------
                                             -----------    -----------

Management's current best estimate indicates that a net gain will be realized from the sale of Chiron Vision. In accordance with Emerging Issues Task Force Issue No. 93-17, "Recognition of Deferred Tax Assets for a Parent Company's Excess Tax Basis in the Stock of a Subsidiary That Is Accounted for as a Discontinued Operation" ("EITF 93-17"), Chiron recognized a net deferred tax asset and a corresponding deferred tax benefit of $15.2 million in the fourth quarter of 1997, which is reflected in the accompanying Consolidated Statements of Operations as "Gain on disposal of discontinued operations." The recognition of this net deferred tax asset in the fourth quarter of 1997 will have the effect of reducing the actual net gain recognized by Chiron in the first quarter of 1998 by a corresponding amount.

Income (loss) per common share from discontinued operations was $0.12, ($0.00) and ($0.29) for the years ended December 31, 1997, 1996 and 1995, respectively. Income (loss) per common share from discontinued operations, assuming dilution, was $0.11, ($0.01) and ($0.29) for the years ended December 31, 1997, 1996 and 1995, respectively.

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 4 - IMPAIRMENT LOSS ON LONG-LIVED ASSETS

During 1997, the cumulative impact on the Company's manufacturing needs of recent product developments prompted management to conclude that Chiron currently has excess manufacturing capacity relative to its projected needs. Specifically, management concluded that the Company's need for its idle pharmaceutical fill and finishing facility in Puerto Rico (the "Puerto Rico facility"), originally outfitted as a second manufacturing site of Betaseron-Registered Trademark-, was eliminated due to manufacturing process improvements and the cumulative impact of the introduction of a competing product in the second quarter of 1996. In September 1997, management determined that it could not find a suitable use for the Puerto Rico facility consistent with its previous expectations for the facility's use as a contract manufacturing plant. As a result, the Company reviewed the carrying amount of the Puerto Rico facility and related machinery and equipment assets for impairment in accordance with SFAS 121. Consequently, during the third quarter of 1997, the Company recorded a $31.3 million impairment loss to record the Puerto Rico facility and related machinery and equipment assets at their individual estimated fair market values, determined on the basis of independent appraisals.

NOTE 5 - RESTRUCTURING AND REORGANIZATION CHARGES

During 1995, Chiron recorded $22.1 million in restructuring and reorganization charges, representing write-downs of certain previously capitalized costs. Of the total charge of $22.1 million, $8.0 million was due to a change in plans to expand the Company's Emeryville research and development facilities and $7.7 million was related to the idling of the Puerto Rico facility (see Note 4). The majority of these facility-related charges, as well as $3.7 million of other facility-related costs, were paid in 1995. Employee termination costs related to the Company's 1995 restructuring were not significant.

During 1997, Chiron commenced a restructuring of certain of its operations and recorded a restructuring and reorganization charge of $3.3 million, consisting primarily of employee termination and other costs related to the closure of Chiron Diagnostics' electrophoresis business and to the sale of its Quality Controls business (see Note 14).

At December 31, 1997, the accrual for restructuring and reorganization charges totaled $6.9 million. Liabilities associated with the 1997 restructuring and the remaining accrual for the Puerto Rico facility are expected to be substantially settled during 1998. The current status of the accrued restructuring charges is summarized as follows:

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 5 - RESTRUCTURING AND REORGANIZATION CHARGES (CONTINUED)

                                                             AMOUNT OF         AMOUNT      AMOUNT TO
                                                               TOTAL          UTILIZED    BE UTILIZED
                                                           RESTRUCTURING      THROUGH      IN FUTURE
                                                              CHARGE       DEC. 31, 1997    PERIODS
                                                           -------------   -------------  -----------
                                                                          (IN THOUSANDS)
          1995 RESTRUCTURING AND REORGANIZATION CHARGES:
            Puerto Rico facility                           $    7,650     $   (4,009)   $    3,641
            Postponement of Emeryville facility
              expansion                                         7,990         (7,990)            -
            Amsterdam manufacturing facilities                  1,000         (1,000)            -
            Other facility-related costs                        3,718         (3,718)            -
            Other                                               1,750         (1,696)           54
                                                           ----------     ----------    ----------
                                                           $   22,108     $  (18,413)        3,695
                                                           ----------     ----------    ----------
                                                           ----------     ----------
          1997 RESTRUCTURING AND REORGANIZATION CHARGES:
            Employee-related costs                         $    2,420     $        -         2,420
            Other                                                 916           (174)          742
                                                           ----------     ----------    ----------
                                                           $    3,336     $     (174)        3,162
                                                           ----------     ----------    ----------
                                                           ----------     ----------
                                                                                        $    6,857
                                                                                        ----------
                                                                                        ----------

NOTE 6 - COLLABORATIONS, JOINT BUSINESS ARRANGEMENT AND RELATED PARTY
TRANSACTIONS

COLLABORATIONS

The Company has entered into a number of collaborative arrangements with other pharmaceutical and biotechnology companies for the development and marketing of certain technologies and products. Chiron and its collaborative partners generally contribute certain technologies and research efforts to the collaboration. In addition, Chiron and its collaborative partners commit, subject to certain limitations and cancellation clauses, to share in the funding of the collaborations' ongoing research and clinical trial costs. Chiron will also be required to make payments under certain of these agreements upon achievement of specified milestones. Aggregate annual funding commitments under collaborative arrangements, inclusive of commitments to Hyseq, Inc. discussed below, are $9.6 million in 1998, $6.0 million in 1999, $3.0 million in 2000 and insignificant amounts thereafter. Chiron, under certain of the arrangements, has also purchased equity securities of the collaborative partner.

HYSEQ, INC. ("HYSEQ") In May 1997, the Company entered into an agreement with Hyseq to collaborate in the identification of genetic targets for the development of pharmaceutical treatments for cancer. Subject to the collaboration and in return for a license and other rights, Chiron made an initial payment of $1.0 million, which was recorded as research and development expense during the second quarter of 1997. In addition, the Company is obligated to fund allowable research costs, in amounts not less than $8.5 million in the first year and $5.5 million in each of the second and third years of the collaboration term, incurred by Hyseq in performing research requested by Chiron. In addition to the initial payment described above, $4.3 million of funding was recognized as research and development expense by the Company in 1997. Certain additional payments may be required by Chiron upon achievement of specified milestones. Hyseq will also receive a royalty from any commercial sales of products resulting from the collaboration. Pursuant to the terms of the agreement, Chiron made an investment of $7.5 million in the

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 6 - COLLABORATIONS, JOINT BUSINESS ARRANGEMENT AND RELATED PARTY TRANSACTIONS (CONTINUED)

equity securities of Hyseq during 1997, which is accounted for under the cost method and is reflected as a component of "Investments in equity securities and affiliated companies" in the accompanying Consolidated Balance Sheets.

JOINT BUSINESS ARRANGEMENT AND RELATED PARTY TRANSACTIONS

DIAGNOSTIC JOINT BUSINESS
In 1989, Chiron entered into an agreement with Ortho Diagnostic Systems, Inc. ("Ortho"), a J&J company, to jointly develop, manufacture and market certain immunoassay diagnostic products. Under the terms of the agreement, Chiron receives 50 percent of the pretax operating profits generated by the joint business and is reimbursed for its continuing research, development and manufacturing costs. Ortho and Chiron also licensed Abbott Laboratories ("Abbott"), Pasteur Sanofi Diagnostics, International Murex Technologies Corporation and Genelabs Diagnostic, Inc. to sell their own immunoassay diagnostic tests for hepatitis C ("HCV"), using certain technology from the joint business.

Chiron records its share of profits of the Chiron-Ortho diagnostic business on a one-month lag using estimates provided by Ortho. These estimates are subject to a final adjustment 90 days after the end of each calendar year (the "final annual accounting"), and profit sharing distributions are payable to Chiron within 90 days after the end of each quarter. At December 31, 1997 and 1996, $22.8 million and $24.4 million, respectively, were due from Ortho for profit sharing and reimbursement of costs. Chiron's 50 percent share of the profits from the joint business in 1997 was $92.9 million, which includes $0.8 million from the final annual accounting for 1996. In 1996, Chiron recognized
$95.8 million, which includes $3.8 million from the final annual accounting for 1995 and $6.9 million from a settlement with Abbott related to prior period sales by Abbott of human immunodeficiency virus (HIV) immunodiagnostic tests.
In 1995, Chiron recognized $76.9 million, which includes $1.8 million from the final annual accounting for 1994. Revenues recognized under the cost reimbursement portion of the agreement with Ortho for collaborative research were $7.1 million, $8.6 million and $9.6 million in 1997, 1996 and 1995, respectively. Revenues recognized under the cost reimbursement portion of the agreement with Ortho for product sales were $20.1 million, $15.0 million and $16.1 million in 1997, 1996 and 1995, respectively.

GENELABS TECHNOLOGIES, INC. ("GENELABS") In March 1995, the Company reached an agreement with Genelabs whereby Chiron and Genelabs cross-licensed certain rights to viral diagnostic tests. Under the agreement, Chiron acquired certain rights to develop and market diagnostic products for the detection of related viruses. In return, Genelabs acquired development and marketing rights in Asia, except Japan, for certain products incorporating Chiron's HCV technology. Ortho agreed to participate as Chiron's equal partner in the collaboration with Genelabs and therefore will share equally in all payments under the agreement, including $5.0 million in up front license fees, up to $9.0 million in development milestones and a total of $10.0 million in equity investments. Chiron paid Genelabs a total of $8.5 million during 1995 related to the collaboration. Of this total, $2.1 million was recorded as an investment in equity securities and $6.4 million was recorded as research and development expense. No amounts were incurred in either 1997 or 1996 related to this collaboration.

NOVARTIS In November 1995, Chiron and Novartis entered into a collaboration agreement through which Novartis acquired a non-exclusive, perpetual license to broadly apply Chiron's combinatorial chemistry technologies in Novartis' research programs. In addition, Chiron and Novartis agreed to collaborate on the identification of new drug candidates for specific disease targets. In exchange for these rights, Novartis agreed to pay certain license, milestone and royalty payments to Chiron. In addition, Novartis agreed to make certain payments to Chiron in exchange for access to Chiron's technology, chemical libraries and exclusive rights relating to specific drug discovery targets. Novartis was also granted the right to develop and market products resulting from the drug

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 6 - COLLABORATIONS, JOINT BUSINESS ARRANGEMENT AND RELATED PARTY TRANSACTIONS (CONTINUED)

discovery targets in exchange for certain milestone and royalty payments to Chiron. Chiron was granted commercialization rights to products developed for non-competing indications, subject to the payment of royalties to Novartis. Novartis also agreed to fund Chiron's activities relating to the collaboration for a period of three years, and up to five years at Novartis' option.

Under the terms of the agreement, Novartis will pay $26.0 million to Chiron over a five-year period, subject to certain adjustments, in exchange for the non-exclusive, perpetual license to utilize Chiron's combinatorial chemistry techniques. In connection with the agreement, Chiron recognized $10.2 million, $9.4 million and $5.5 million of "Collaborative agreement revenues" in the accompanying Consolidated Statements of Operations in 1997, 1996 and 1995, respectively. At December 31, 1997, $7.5 million was due from Novartis under this agreement.

NEW YORK UNIVERSITY ("NYU") In March 1995, the Company reached an agreement with NYU under which Chiron agreed to support research at NYU, received an exclusive license to commercialize a potential optical mapping instrument and, together with its licensee, Novartis, received a non-exclusive royalty free license to use optical mapping in connection with the development of other products. Chiron made a $5.0 million initial payment to NYU, which was recorded as research and development expense in 1995, for the license and for funding of certain research facilities at NYU. Novartis made further research payments to NYU. Chiron has elected to terminate the exclusive license with respect to the optical mapping instrument, as well as support of the research program at NYU, effective March 31, 1998. Expenses incurred by Chiron in 1997 and 1996 related to this collaboration were not significant.

GENERAL INJECTABLES & VACCINES, INC. ("GIV") In September 1996, Chiron entered into an agreement with Biological and Popular Culture, Inc. ("BPC"), a newly organized holding company for GIV and affiliated companies, pursuant to which GIV and its affiliates agreed to perform certain distribution and promotional services for Chiron's vaccine products in the United States. The initial term of the service agreement is five years, with potential one-year extensions thereafter.

In connection with the agreement, Chiron invested $30.0 million in BPC, of which $13.8 million consisted of BPC voting preferred stock, which is convertible at Chiron's option into 30 percent of the outstanding common stock of BPC. Alternatively, Chiron, at its option, may require BPC to redeem the preferred stock at par plus accrued dividends of 8 percent at a future date. Of the preferred stock investment, a significant amount represents excess purchase price and is being amortized over 15 years. The remainder of the $30.0 million investment consisted primarily of two interest-bearing loans, with principal amounts of $5.0 million and $11.0 million, to BPC and its subsidiaries with various maturities. Concurrent with BPC's repayment of the $5.0 million interest-bearing loan in January 1997, Chiron advanced this same amount to BPC as a prepayment for future distribution and promotional services. Chiron agreed to make additional capital contributions, to be used by BPC to repay the $11.0 million interest-bearing loan, in the event BPC exceeds certain earnings requirements. Pursuant to this agreement, a capital contribution of $5.1 million was made by Chiron in 1997, which was used by BPC to repay a portion of the remaining loan balance.

In 1997 and 1996, Chiron recognized $0.7 million and $0.2 million, respectively, as its share of BPC's earnings, which include amortization of the aforementioned excess purchase price, as components of "Equity in earnings of unconsolidated joint businesses" in the accompanying Consolidated Statements of Operations. Chiron's share of BPC's results are reported on a one-quarter lag.

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

MARKETABLE SECURITIES
In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), the Company has classified its investments in certain debt and equity securities as "available-for-sale." Such investments are recorded at fair value based upon year-end quoted market prices, with unrealized gains and losses, deemed by the Company as temporary in nature, reported as a separate component of stockholders' equity.

Available-for-sale securities consist of the following at December 31:

                                       1997                                            1996
                    --------------------------------------------    ------------------------------------------
                    ADJUSTED  UNREALIZED  UNREALIZED      FAIR      ADJUSTED   UNREALIZED UNREALIZED    FAIR
                      COST       GAINS      LOSSES        VALUE       COST       GAINS      LOSSES      VALUE
                    --------  ----------  ----------    --------    --------   ---------- ----------  --------
                                                           (IN THOUSANDS)
U.S. Government     $ 22,606    $     8    $    (37)    $ 22,577    $ 30,179    $    17     $(151)    $ 30,045
Mortgage-backed        1,998          -          (1)       1,997       7,913         22        (1)       7,934
Corporate debt       180,132         12        (132)     180,012      32,803          2       (92)      32,713
                    --------    -------    --------     --------    --------    -------     -----     --------
                     204,736         20        (170)     204,586      70,895         41      (244)      70,692
Equity                21,804     12,529      (3,383)      30,950      17,665     28,777         -       46,442
                    --------    -------    --------     --------    --------    -------     -----     --------
                    $226,540    $12,549    $ (3,553)    $235,536    $ 88,560    $28,818     $(244)    $117,134
                    --------    -------    --------     --------    --------    -------     -----     --------
                    --------    -------    --------     --------    --------    -------     -----     --------


These securities are classified in the accompanying Consolidated Balance Sheets as follows at December 31:

                                                                         1997                1996
                                                                     -----------         ----------
                                                                               (IN THOUSANDS)
          Cash equivalents                                           $    44,597         $    9,971
          Short-term investments in marketable debt securities            84,588             38,694
          Noncurrent investments in marketable debt securities            75,401             22,027
          Investments in equity securities and affiliated companies       30,950             46,442
                                                                     -----------         ----------
                                                                     $   235,536         $  117,134
                                                                     -----------         ----------
                                                                     -----------         ----------


The cost and estimated fair value of available-for-sale debt securities by contractual maturity consist of the following at December 31, 1997:

                                                                       ADJUSTED             FAIR
                                                                        COST                VALUE
                                                                     -----------         ----------
                                                                               (IN THOUSANDS)
          Due within one year                                        $   161,753         $  161,655
          Due in one to three years                                       40,985             40,934
                                                                     -----------         ----------
                                                                         202,738            202,589
          Mortgage-backed securities                                       1,998              1,997
                                                                     -----------         ----------
                                                                     $   204,736         $  204,586
                                                                     -----------         ----------
                                                                     -----------         ----------

The proceeds received from the sale and maturity of securities held as available-for-sale were $120.3 million, $143.9 million and $334.1 million during 1997, 1996 and 1995, respectively. During 1997, the gross realized gains on sales of securities held as available-for-sale were $5.5 million. The gross realized losses during 1997 and 1996, and the gross realized gains during 1996, on sales of securities held as available-for-sale were not significant. During 1995, the gross realized gains and gross realized losses on sales of securities held as available-for-sale were $0.4 million and $3.5 million, respectively. The cost of securities sold is based on the specific identification method for debt securities and on the average cost method for equity securities. The change

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

in the net unrealized holding gain (loss) on available-for-sale securities, included as a separate component of stockholders' equity, was ($19.6) million, ($2.7) million and $44.0 million for 1997, 1996 and 1995, respectively.

OTHER FINANCIAL INSTRUMENTS
The carrying amounts and fair values of the Company's financial instruments other than those accounted for in accordance with SFAS 115 are as follows at December 31:

                                                            1997                          1996
                                                 -------------------------     -------------------------
                                                   CARRYING                     CARRYING
                                                    AMOUNT      FAIR VALUE       AMOUNT       FAIR VALUE
                                                 ----------     ----------     ----------     ----------
                                                                     (IN THOUSANDS)
     ON-BALANCE SHEET FINANCIAL INSTRUMENTS:
     Nonmarketable equity investments
       (accounted for under the cost method)     $    6,596     $    9,694     $    4,763     $    9,003
     Notes receivable                                14,697         14,497         20,478         20,518
     Deposits                                         4,449          3,936          3,549          3,413
     Due from cross currency interest rate swaps     19,236         15,807          4,018          3,543
     Due from forward foreign currency contracts        569            569              -              -
     Long-term debt:
       Convertible subordinated debentures          327,243        334,078        319,713        325,293
       Notes payable                                 67,062         67,062         65,964         65,964

     OFF-BALANCE SHEET FINANCIAL INSTRUMENTS:
     Foreign currency option contracts                    -          2,929              -              -
     Cross currency interest rate swaps                   -         16,002              -         (1,090)

The fair value estimates provided above are based on information available at December 31, 1997 and 1996. Considerable judgment is required in interpreting market data to develop the estimates of fair value. As such, these estimated fair values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The fair value of nonmarketable equity investments that are accounted for under the cost method is primarily based on estimated market prices determined by a broker. The carrying values of variable rate notes receivable and notes payable approximate fair value due to the market-based nature of these instruments. The fair value of the deposits is based on the discounted value of expected future cash flows using current rates for assets with similar maturities. The fair value of the receivables from cross currency interest rate swaps is based on the discounted value of expected future cash flows using current rates. The carrying value of the receivables from forward foreign currency contracts approximates fair value based on the short-term nature of these contracts. The fair value of convertible subordinated debentures is based on the market price at the close of business on the last day of the fiscal year. The fair values of the foreign currency option contracts and the cross currency interest rate swaps are based on estimated market prices, determined by a broker.

Included in current assets and current liabilities are certain other financial instruments whose carrying values approximate fair value due to the short-term nature of such instruments.

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

FOREIGN CURRENCY CONTRACTS A significant portion of the Company's operations consists of manufacturing and sales activities in foreign countries. As a result, the Company's financial results will be affected by changes in foreign currency exchange rates. The Company is primarily exposed to fluctuations in currencies in western European countries and Japan.

Forward foreign currency contracts ("forwards"), generally with average maturities of three months or less, are used to hedge material foreign currency denominated receivables and payables. Forwards are generally marked to market at the end of each quarter with gains or losses recorded as a component of "Other income, net," in the accompanying Consolidated Statements of Operations to offset gains or losses on foreign currency denominated receivables and payables. Outstanding notional amounts of the Company's forwards were $46.1 million and $70.9 million at December 31, 1997 and 1996, respectively.

Foreign currency transaction gains and (losses) from continuing operations, net of the impact of hedging, were a net ($2.3) million in 1997, ($3.0) million in 1996 and were not significant in 1995.

The Company purchases foreign currency option contracts ("options") to reduce the exchange rate impact of a strengthening U.S. dollar on the underlying hedged amounts. These contracts are designated and effective as hedges of a portion of probable foreign currency exposure on anticipated intercompany inventory purchases over the next twelve months by subsidiaries with functional currencies other than the U.S. dollar. The cost of the options, which is recorded as a component of "Other current assets" in the accompanying Consolidated Balance Sheets, is deferred and amortized over the relevant term of the period hedged. The Company's financial exposure is limited to the amount paid for the options. Any resulting gains from these option contracts are deferred until the designated intercompany transactions are recorded, and are recognized as a component of "Other income, net" in the accompanying Consolidated Statements of Operations. In the event that the Company no longer anticipates a particular underlying exposure, the related option contract will be terminated and the gain or loss associated with the option contract will be recognized immediately. Outstanding notional amounts of the Company's options were $111.3 million at December 31, 1997. No options were outstanding at December 31, 1996.

CROSS CURRENCY INTEREST RATE SWAPS The Company selectively enters into cross currency interest rate swaps ("swaps") with major financial institutions to modify the interest and/or currency characteristics of certain assets and liabilities. These swap agreements involve the exchange of interest payments denominated in different currencies, based upon the terms described in the swap agreements, with an exchange of the underlying notional principal amounts upon maturity. The net difference between the interest amounts paid and received is recognized as a component of "Other income, net" in the accompanying Consolidated Statements of Operations. The related interest amount payable or receivable from the major financial institutions is included as a component of other current liabilities or assets. Outstanding notional amounts of the Company's swaps were $139.1 million and $137.5 million at December 31, 1997 and 1996, respectively, as discussed below.

In June 1997, the Company entered into a swap agreement that matures in June 2002 with a notional amount of $26.5 million. The Company effectively created a fixed rate yen-denominated liability in order to fix the interest charges of its wholly owned Japanese subsidiary. The agreement provides for the Company to make quarterly interest payments based on a fixed Japanese yen rate of approximately 2.1 percent while receiving interest based on a variable rate tied to three-month U.S. dollar LIBOR (5.7 percent at December 31, 1997). This agreement substantially represents the extension of a swap agreement, which matured in June 1997, with a notional amount of $24.9 million.

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

In July 1996, the Company also entered into swap agreements that mature in July 2001 with an aggregate notional amount of $112.6 million. The Company effectively created a fixed rate Deutsche mark liability to fund certain Deutsche mark assets. The agreements provide for the Company to make quarterly interest payments based on a fixed Deutsche mark rate of 6.2 percent while receiving interest based on a variable rate tied to three-month U.S. dollar LIBOR plus 0.5 percent (6.2 percent at December 31, 1997).

NOTE 8 - DEBT OBLIGATIONS AND CAPITAL LEASES

Long-term debt consists of the following at December 31:

                                                                   1997       1996
                                                                 --------   --------
                                                                    (IN THOUSANDS)
          1.9 percent convertible subordinated debentures        $236,202   $230,587
          5.25 percent convertible subordinated debentures         91,041     89,126
          Capital lease obligations                                 4,316     34,999
          Note payable to Novartis                                 60,566     57,159
          Other notes payable                                       9,347     10,734
                                                                 --------   --------
                                                                  401,472    422,605
          Less current portion                                     (4,255)    (3,016)
                                                                 --------   --------
                                                                 $397,217   $419,589
                                                                 --------   --------
                                                                 --------   --------

CONVERTIBLE SUBORDINATED DEBENTURES
In 1993, Chiron issued 1.9 percent convertible subordinated debentures with a face value of $253.9 million and a yield to maturity of 4.5 percent. The notes are convertible, at the holders' option, into common stock at 34.6 shares per $1,000 principal amount and are due in November 2000. Interest is paid semi-annually. The debentures may be redeemed by the Company at any time, at a redemption price starting at $905.78 per $1,000 principal amount increasing to a redemption price equal to 100 percent of the principal amount at maturity. The debentures are carried net of an initial issue discount of $39.3 million which is being accreted over the life of the debentures using the interest method. Debentures with a carrying value of $9.4 million and $9.1 million were held by Novartis at December 31, 1997 and 1996, respectively.

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

CAPITAL LEASE OBLIGATIONS At December 31, 1997 and 1996, the gross amount of land, buildings and equipment leased under noncancelable capital leases, exclusive of amounts related to discontinued operations, totaled $7.1 million and $20.0 million, respectively, and accumulated depreciation totaled $3.4 million and $7.0 million, respectively. Future payments under capital lease obligations of continuing operations (including interest of approximately $1.1 million) are as follows: 1998-$1.5 million, 1999-$0.7 million, 2000-$0.5 million, 2001-$0.5 million, 2002-$0.5 million and $1.2 million thereafter.

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 8 - DEBT OBLIGATIONS AND CAPITAL LEASES (CONTINUED)

In January 1997, the Company purchased, for $29.8 million, a manufacturing facility and other related buildings located in Emeryville, California that it had previously leased under a capital lease agreement.

NOTES PAYABLE
The note payable to Novartis for approximately $60.6 million at December 31, 1997 was assumed by the Company in its acquisition of Chiron Diagnostics. The note bears interest at a variable rate (approximately 6.0 percent at December 31, 1997) based on LIBOR and is due in 2000 together with accrued interest.

At December 31, 1997, exclusive of amounts related to discontinued operations, the Company had various other notes payable with an average interest rate of 5.2 percent and maturities ranging from 1998 through 2014. Future maturities of notes payable of continuing operations are as follows:
1998-$1.5 million, 1999-$1.5 million, 2000-$1.7 million, 2001-$1.7 million,
2002-$0.2 million and $1.4 million thereafter.

SHORT-TERM BORROWINGS
Short-term borrowings totaled $154.7 million at December 31, 1997, consisting of borrowings of $100.0 million under the Company's U.S. credit facilities, $54.6 million under the Company's credit facilities outside the U.S. and a $0.1 million obligation to Novartis. In January 1998, the $100.0 million of borrowings outstanding under the Company's U.S. credit facilities was repaid by Chiron from a portion of the cash proceeds from the sale of Chiron Vision (see
Note 3).

Under separate revolving, committed, unsecured credit agreements with major financial institutions, the Company can borrow up to $200.0 million in the U.S. These credit facilities are guaranteed by Novartis and provide for various borrowing rate options, as defined in the agreements. At December 31, 1997, the interest rate on the outstanding borrowings (approximately 5.8 percent at December 31, 1997) was tied to U.S. dollar LIBOR. One of these credit facilities, which allows for borrowings of up to $100.0 million, matures in February 2003. The other credit facilities, which allow for aggregate additional borrowings of up to $100.0 million, were consolidated into a single credit facility maturing in March 1999.

Additionally, the Company has credit facilities available outside the U.S. that allow for total borrowings of $130.2 million at December 31, 1997. These revolving facilities are unsecured and are primarily maintained for Chiron Diagnostics and Chiron S.p.A. At December 31, 1997, the average interest rate on the outstanding borrowings was 6.2 percent.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

LEASES
Chiron leases laboratory, office and manufacturing facilities, land and equipment under noncancelable operating leases which expire at various times through 2037. Rent expense from continuing operations was $26.2 million, $26.5 million and $23.1 million in 1997, 1996 and 1995, respectively, under these leases.

Future minimum lease payments under these leases, exclusive of amounts related to discontinued operations, are as follows: 1998-$23.3 million, 1999-$18.9 million, 2000-$13.8 million, 2001-$10.7 million, 2002-$9.5 million and $29.3 million thereafter.

Additionally, in June 1996, the Company entered into a seven-year operating lease agreement with a group of

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 9 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

financial institutions to rent a research and development facility that is currently under construction in Emeryville, California. Under the terms of the lease agreement, the financial institutions have committed $195.0 million toward the total construction cost of the project. No lease payments are required during the construction period which is expected to last less than three years. Thereafter, rent amounts will be due quarterly, based on the total construction costs incurred. Assuming a current interest rate of 6.0 percent and that construction is completed on schedule, future minimum lease payments would be $11.7 million annually, beginning in the third quarter of 1998.

Under this lease arrangement, which has been guaranteed by Novartis through December 31, 1999, the Company has the option to purchase the constructed properties. Alternatively, Chiron can cause the property to be sold to a third party. The Company is also contingently liable under residual value guarantees in the event of market value declines.

EQUIPMENT LEASING
Chiron Diagnostics is the lessor of certain equipment to customers under sales-type leases as defined in SFAS No. 13, "Accounting for Leases." The current portion of the net investment in sales-type leases is included as a component of "Accounts receivable" and the long-term portion is included as a component of "Other assets" in the accompanying Consolidated Balance Sheets. The components of the net investment in sales-type leases were as follows at December 31:

                                                        1997       1996
                                                      --------   --------
                                                        (IN THOUSANDS)
          Minimum rentals receivable                  $ 27,911   $ 36,314
          Less allowance for uncollectible amounts         (54)         -
                                                      --------   --------
          Net minimum rentals receivable                27,857     36,314
          Less unearned interest income                 (2,496)    (3,127)
                                                      --------   --------
          Net investment in sales-type leases         $ 25,361   $ 33,187
                                                      --------   --------
                                                      --------   --------

Included in the net investment in sales-type leases are deferred service revenues of $4.9 million and $6.3 million at December 31, 1997 and 1996, respectively. Such amounts are recognized as product sales revenue ratably over the life of the service contracts.

Future minimum rentals receivable under these leases at December 31, 1997 are as follows: 1998-$12.1 million, 1999-$8.3 million, 2000-$5.1 million,
2001-$1.9 million and 2002-$0.5 million.

CETUS HEALTHCARE LIMITED PARTNERSHIPS
In 1987 and 1990, Cetus and its affiliate, EuroCetus International N.V., exercised their options to repurchase all of the limited partnership interests in Cetus Healthcare Limited Partnership ("CHLP") and Cetus Healthcare Limited Partnership II ("CHLP II"). Under the CHLP purchase agreements, which expire December 31, 2001, the Company is obligated to pay royalties on sales of certain therapeutic products in the U.S. and certain diagnostic products worldwide, as well as a portion of license, distribution or other fees with respect to such products, to the former limited partners of CHLP. Under the CHLP II purchase agreements, which expire December 31, 2005, the Company is obligated to pay royalties and a portion of other income with respect to sales of certain products in Europe to the former limited partners of CHLP II. Because of the inherent uncertainties as to the likelihood of any product specified in the agreements continuing to be commercially viable, the Company is unable to estimate future costs subject to this obligation.

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 9 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

OTHER COMMITMENTS
The Company has various commitments for capital expenditures totaling approximately $2.7 million at December 31, 1997. The majority of these commitments are for computer system upgrades and enhancements. The Company also has performance bonds outstanding in the amount of $3.5 million at December 31, 1997, primarily in connection with sales to public health authorities.

In June 1996, Chiron S.p.A. entered into an agreement to purchase in 1998 the manufacturing and administrative facilities in Siena, Italy which are currently leased. The purchase price is approximately $29.6 million and is payable in Italian lira. The purchase price will be reduced by certain amounts due from the seller through the date of the purchase.

NOTE 10 - STOCKHOLDERS' EQUITY

STOCK SPLIT
In 1996, Chiron's Board of Directors declared a 4-for-1 stock split, distributed on August 2, 1996, effected in the form of a dividend on the Company's common stock to stockholders of record on July 19, 1996. As a result, the Company increased its common stock balance by $1.3 million for the par value of the common stock issued to effect the stock split and correspondingly reduced additional paid-in capital. The exercise prices for all warrants and stock options and the convertible bond conversion rates were adjusted for the effect of the split.

STOCK COMPENSATION PLANS
At December 31, 1997, the Company has four stock-based compensation plans, which are described below. The Company applies APB 25 and related Interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for performance-based awards and share rights.

Had compensation cost for the Company's other stock-based plans been determined based on the fair value method prescribed under SFAS 123, the Company's net income (loss) and related net income (loss) per share would have been reduced to the following pro forma amounts:


                                                 1997           1996            1995
                                             -----------    -----------    -------------
          Net income (loss) - in thousands
            As reported                      $    71,219    $    55,145    $    (512,463)
            Pro forma                        $    46,318    $    27,579    $    (529,759)

          Net income (loss) per share
            As reported                      $      0.41    $      0.33    $       (3.15)
            Pro forma                        $      0.27    $      0.16    $       (3.26)

          Net income (loss) per share -
            assuming dilution
            As reported                      $      0.40    $      0.31    $       (3.15)
            Pro forma                        $      0.26    $      0.16    $       (3.26)

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 10 - STOCKHOLDERS' EQUITY (CONTINUED)

FIXED STOCK OPTION PLAN
The Company's fixed stock option plan provides for the grant to employees of either nonqualified or incentive options and provides for the grant to directors, consultants and contractors of nonqualified options. Incentive options are to be granted at not less than the fair market value of common stock at the date of grant and nonqualified options at not less than 85 percent of such fair market value. Options are exercisable based on vesting terms determined by Chiron's Board of Directors (generally 4 years) and option terms cannot exceed ten years.

At the annual meeting of stockholders in May 1997, the stockholders approved an amendment to the Company's stock option plan, increasing the maximum number of shares that may be issued by 13.0 million shares to 50.3 million shares. Of the
13.0 million share increase, 5.0 million shares were registered with the Securities and Exchange Commission in 1997. At December 31, 1997, 8.2 million shares were available for grant.


A summary of the stock option activity is as follows:

                                                           1997                1996                1995
                                                       -----------         -----------         -----------
          Outstanding options at January 1,             26,298,373          23,337,652          19,787,536
            Granted                                      6,011,061           6,582,769          10,507,616
            Forfeited                                   (3,792,954)         (1,159,973)         (1,207,336)
            Surrendered against payment by Novartis       (790,430)           (363,525)         (3,070,960)
            Exercised                                   (3,631,884)         (2,098,550)         (2,679,204)
                                                       -----------         -----------         -----------
          Outstanding options at December 31,           24,094,166          26,298,373          23,337,652
                                                       -----------         -----------         -----------
                                                       -----------         -----------         -----------
          Options exercisable at December 31,           12,351,700          11,411,534           8,859,788
                                                       -----------         -----------         -----------
                                                       -----------         -----------         -----------
          Average exercise price of:
            Outstanding options at December 31,        $    18.08          $    16.80          $    14.76
            Options granted                            $    20.96          $    22.25          $    16.33
            Options forfeited                          $    19.72          $    19.11          $    16.89
            Options exercised                          $    11.76          $    11.02          $    10.61
          Weighted-average fair value of options
            granted during the year calculated
            pursuant to SFAS 123                       $     9.34          $     8.90          $     7.33

The weighted-average fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions: expected volatility of 37 percent for 1997 and 35 percent for 1996 and 1995; a risk-free interest rate of 6.2 percent for 1997 and
6.3 percent for 1996 and 1995; and an average expected life of 5 years for 1997, 1996 and 1995.

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 10 - STOCKHOLDERS' EQUITY (CONTINUED)

The following table summarizes information concerning outstanding and exercisable options at December 31, 1997:

                                Options Outstanding                                   Options Exercisable
        ----------------------------------------------------------------          ---------------------------
                                                Weighted
                                                 Average        Weighted                             Weighted
                                                Remaining       Average                              Average
        Range of Exercise       Number         Contractual      Exercise            Number           Exercise
             Prices           Outstanding         Life           Price            Outstanding         Price
        -----------------     -----------      -----------      --------          -----------        --------
            Less than $14      5,911,457            5.82          $11.80           4,309,794          $11.78
                 14 to 19      7,970,622            7.28           17.67           4,793,634           16.97
                 19 to 23      8,150,056            8.63           21.47           2,235,784           21.55
          Greater than 23      2,062,031            8.20           27.06           1,012,488           27.26
                              -----------      -----------      --------          -----------        --------
                              24,094,166            7.48          $18.08          12,351,700          $16.83
                              -----------                                         -----------
                              -----------                                         -----------

EMPLOYEE STOCK PURCHASE PLAN

Chiron has a stock purchase plan for U.S. employees in which eligible employees may participate through payroll deductions. At the end of each quarter, funds deducted from participating employees' salaries are used to purchase common stock at 85 percent of the lower of market value at the quarterly purchase date or the employees' eligibility date for participation. Purchases of shares made under the plan were 1.4 million, 1.4 million and 0.7 million in 1997, 1996 and 1995, respectively. In 1997, the stockholders approved a new employee stock purchase plan which will effectively replace the existing plan when it expires in March 1998. The terms and provisions of the new plan are substantially similar to those of Chiron's existing plan. Under the new plan, approximately 8.6 million shares have been reserved for issuance, of which approximately 0.6 million shares represent the remaining shares reserved for issuance under Chiron's existing plan.

Under SFAS 123, pro forma compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model and the following assumptions: expected volatility of 28 percent for 1997 and 35 percent for 1996 and 1995; a risk-free interest rate of 5.6 percent for 1997 and 5.7 percent for 1996 and 1995; and an average expected life of one year for 1997, 1996 and 1995. The weighted-average fair value of the purchase rights granted was $5.28 per share in 1997 and $4.78 per share in 1996 and 1995.

PERFORMANCE-BASED STOCK PLAN
In 1996, the stockholders approved an amendment to the Company's stock option plan, allowing certain executives to receive performance units. Performance units are stock awards for which vesting is contingent upon the attainment of certain pre-established performance goals over a specified period, as established by the Compensation Committee of the Board of Directors. Currently, the performance units are based on total shareholder return over a three-year period as measured against certain published benchmark indices that are representative of the Company's peer group.

In order for there to be a payout, Chiron's shareholder return must be within 15 percent of the three-year rolling weighted-average of the benchmark indices. In accordance with APB 25, compensation expense related to these awards is based on the extent to which the performance criteria are met. In 1997, the Company recognized $0.6 million of expense associated with the performance units awarded in 1997 and 1996. Through December 31, 1996, no expense was recognized.

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 10 - STOCKHOLDERS' EQUITY (CONTINUED)

In 1997 and 1996, the Company awarded performance units on 158,738 and 64,400 shares of common stock, respectively. None of these awards were exercisable at December 31, 1997. Pursuant to SFAS 123, the weighted-average fair value of the awards in 1997 and 1996 was $6.71 and $7.57 per unit, respectively. The weighted-average fair values were based on the following assumptions: expected volatility of 37 percent for 1997 and 35 percent for 1996; a risk-free interest rate of 6.0 percent for 1997 and 1996; and an average expected life of 3 years for 1997 and 1996.

SHARE RIGHTS
In 1996, the stockholders also approved an amendment to the Company's stock option plan, permitting the award of share rights to certain key individuals and non-employee directors, allowing them the right to receive shares of the Company's common stock.

In 1997, the Compensation Committee of the Board of Directors awarded non-employee directors an aggregate of 12,043 share rights that vest over five years, and also awarded certain key individuals an aggregate of 319,700 share rights that vest over four years. In 1996, the Compensation Committee awarded non-employee directors an aggregate of 10,320 share rights that vest over five years and a key executive 40,000 share rights that vest at the end of five years. The value of the share rights are recognized ratably over the related vesting periods and, in 1997 and 1996, the Company recognized $0.8 million and $0.1 million of compensation expense, respectively.

COMMON STOCK WARRANTS
As a result of the merger with Cetus, warrants to purchase 600,000 shares of Chiron common stock were outstanding at December 31, 1997. The exercise price of the warrants is $13.13 and the warrants expire in July 2001. The warrants are currently exercisable.

NOTES RECEIVABLE FROM STOCK SALES
The notes receivable are due from certain key employees, resulting from the exercise of stock options. The notes are full recourse promissory notes, bearing interest at a rate of approximately 6.0 percent and are primarily collateralized by the stock issued upon the exercise of the stock options. At December 31, 1997, the note balance was due from one individual and matures in June 1998.

STOCK REPURCHASE PROGRAM
In January 1998, the Company's Board of Directors authorized the purchase of up to 2.5 million shares of Chiron common stock from time to time on the open market in order to offset the dilution associated with the operation of the Company's stock option and employee stock purchase plans and the granting of share rights. The Board of Directors has authorized such purchases through January 1999.

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 11 - EARNINGS PER COMMON SHARE

Income (loss) from continuing operations as reported and available to common stockholders was $50.8 million, $56.6 million and ($465.3) million in 1997,
1996 and 1995, respectively.   A reconciliation of the denominators of Chiron's
earnings per common share computations is as follows for the years ended December 31:

                                       1997           1996           1995
                                     -------        -------        -------
                                             (IN THOUSANDS)
     Weighted-average common
       shares outstanding            173,524        169,347        162,442
     Effect of dilutive securities:
       Options and equivalents         4,219          7,450              -
       Warrants                          204            297              -
       Performance units                  41             10              -
                                     -------        -------        -------
     Weighted-average common
       shares outstanding plus
       assumed conversions           177,988        177,104        162,442
                                     -------        -------        -------
                                     -------        -------        -------

A total of 12,026,000 shares of common stock issuable upon conversion of the Company's convertible subordinated debentures (see Note 8), having a weighted average conversion price of $29.43 per share, have been excluded from the computations of diluted earnings per common share for all periods presented since their inclusion would be antidilutive.

For 1997 and 1996, options to purchase 7,832,000 shares and 2,104,000 shares, respectively, of common stock were outstanding on a weighted-average basis but were excluded from the computation of diluted earnings per common share because the options' exercise prices were greater than the respective average market price of the underlying stock of $19.93 in 1997 and $23.05 in 1996.
At December 31, 1997, 9,959,000 options which were excluded from the diluted earnings per common share computation for 1997 remained outstanding and expire on various dates through September 2007. In addition, an insignificant number of performance units (see Note 10) contingently payable in shares of common stock was excluded from the computation of diluted earnings per common share for 1997 and 1996 based on the performance goals which were then unmet at the respective period ends.

For 1995, approximately 5,971,000 common equivalent shares, primarily resulting from the application of the treasury stock method to weighted-average options outstanding, were excluded from the computation of diluted earnings per common share as their inclusion would be antidilutive to the loss from continuing operations. In addition, weighted-average options outstanding to purchase 2,782,000 shares of common stock had exercise prices greater than the average market price of the underlying stock of $18.42 in 1995. Consequently, these options were excluded from the calculation of common equivalent shares.

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 12 - OTHER EMPLOYEE BENEFIT PLANS

RETIREMENT SAVINGS PLAN
The Company maintains a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time U.S. employees. Participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches employee contributions according to a specified formula. The Company's matching contributions (exclusive of Chiron Vision) totaled $7.3 million, $5.3 million and $4.6 million in 1997, 1996 and 1995, respectively.

SEVERANCE PLAN
Effective October 1, 1997, the Company adopted the Chiron Corporation Severance Plan (the "Plan") which supersedes all other plans or arrangements in effect for the Company, other than Chiron Vision, that deal with the payment of severance to employees who are involuntarily terminated as a result of a workforce reduction or job elimination. The Plan is governed by the Employee Retirement Income Security Act of 1974, as amended and, to the extent applicable, the laws of the State of California.

Pursuant to the Plan, eligible employees receive eight weeks of paid advance notice (the "advance notice period"), at least six weeks of which must be non-working. At the end of the advance notice period, termination of employment will occur. Payment of severance, calculated as three weeks base pay per year of service, will generally commence at the end of the advance notice period (the "salary continuation period"). The total of the advance notice and salary continuation periods will be no less than three months and no longer than two years, subject to limitations under the Plan. During the salary continuation period, certain employee benefits will continue as provided for under the Plan. Benefits payable under the Plan are accrued when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits" (see Note 5).

NOTE 13 - INCOME TAXES

For financial reporting purposes, "Income (loss) from continuing operations before income taxes" included the following components for the years ended December 31:

                        1997           1996           1995
                    -----------    -----------    -------------
                                   (IN THOUSANDS)
     United States  $    58,261    $    86,678    $    (462,502)
     Foreign             18,634         (7,933)          17,115
                    -----------    -----------    -------------
                    $    76,895    $    78,745    $    (445,387)
                    -----------    -----------    -------------
                    -----------    -----------    -------------

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 13 - INCOME TAXES (CONTINUED)

COMPONENTS OF PROVISION FOR INCOME TAXES FROM CONTINUING OPERATIONS Significant components of the provision for income taxes from continuing operations are as follows for the years ended December 31:

                                                              1997          1996           1995
                                                          -----------    -----------     ----------
                                                                       (IN THOUSANDS)
     Current:
       Federal                                            $    15,862    $     1,408     $        -
       State                                                     (280)         1,405          1,757
       Foreign                                                 11,580          8,792          8,149
                                                          -----------    -----------     ----------
                                                               27,162         11,605          9,906
                                                          -----------    -----------     ----------
     Deferred:
       Federal                                                 (7,613)             -              -
       State                                                     (235)             -              -
       Foreign                                                  2,606            759          1,260
                                                          -----------    -----------     ----------
                                                               (5,242)           759          1,260
                                                          -----------    -----------     ----------
     Charge in lieu of taxes resulting from
       recognition of acquired tax benefits that
       are allocated to reduce noncurrent
       intangible assets related to the acquired entity         4,137          9,778          8,721
                                                          -----------    -----------     ----------
     Provision for income taxes from
       continuing operations                              $    26,057    $    22,142     $   19,887
                                                          -----------    -----------     ----------
                                                          -----------    -----------     ----------


The benefit related to tax deductions for the Company's stock option plans is recorded as an increase to additional paid-in capital when realized. Tax benefits of approximately $17.9 million, $1.4 million and $0.9 million were realized in 1997, 1996 and 1995, respectively.

Included in the 1997 charge in lieu of taxes was a state tax refund of $2.8 million related to an acquired tax benefit. This refund amount has been netted against the current state tax provision reported above.

RATE RECONCILIATION
The reconciliation of the provision for income taxes from continuing operations, computed at the statutory U.S. income tax rate, to the reported amounts is as follows for the years ended December 31:

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 13 - INCOME TAXES (CONTINUED)

                                                                           1997           1996           1995
                                                                       -----------    -----------    -----------
                                                                                     (IN THOUSANDS)
Federal tax provision (benefit) at statutory rates                     $    26,913    $    27,812    $  (157,339)
Tax effect of write-off of purchased in-process technology                       -              -        123,642
State taxes, net of federal benefit                                          3,008          1,543          4,845
Impact of foreign tax rates and credits                                      5,309         13,340         15,042
Losses of foreign subsidiaries not providing benefit in current year             -          2,777         (5,990)
Write-down of Puerto Rico facility                                          10,955              -              -
Amortization of intangible assets                                              757            792            601
Effect of net operating loss carryforward                                        -              -         27,295
Change in the valuation allowance for deferred tax assets
  allocated to income tax expense                                           (7,848)             -              -
Nondeductible expenses related to Novartis transaction                           -              -          9,308
Utilization of deferred tax assets not previously benefited                (10,518)       (25,081)             -
Utilization of tax credits                                                  (2,466)             -              -
Foreign sales corporation, net of tax                                       (1,135)             -              -
Other                                                                        1,082            959          2,483
                                                                       -----------    -----------    -----------
Provision for income taxes from continuing operations                  $    26,057    $    22,142    $    19,887
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------

SUMMARY OF DEFERRED INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the tax effects of net operating loss and credit carryforwards.

As they more likely than not will be realized, net deferred tax assets have been recognized for U.S. federal and state purposes based on management's estimates of future taxable income, including the gain on sale of Chiron Vision (see Note
3), and for certain foreign jurisdictions in which the Company's operations have historically been profitable. Such estimates are subject to change based upon future events and, accordingly, the amount of deferred tax assets recognized may increase or decrease from period to period.

Significant components of the Company's deferred income tax liabilities and assets from continuing operations are as follows at December 31:

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 13 - INCOME TAXES (CONTINUED)

                                                                     1997           1996
                                                                 -----------    -----------
                                                                        (IN THOUSANDS)
          Deferred income tax liabilities:
            Basis differences--purchase accounting               $    21,826    $    23,813
            Patent costs expensed for tax purposes                    11,030          8,401
            Other                                                      4,525          4,944
                                                                 -----------    -----------
                                                                      37,381         37,158
                                                                 -----------    -----------
          Deferred income tax assets:
            Basis differences--purchase accounting and intangibles    75,990         93,493
            Depreciation and purchased technologies                    5,177          7,146
            Reserves and expense accruals                             82,101         59,565
            Net operating loss carryforwards                         111,138        121,926
            Business credit carryforwards                             48,705         36,179
            Other                                                     10,686         11,162
                                                                 -----------    -----------
                                                                     333,797        329,471
          Less valuation allowance                                  (280,302)      (287,617)
                                                                 -----------    -----------
                                                                      53,495         41,854
                                                                 -----------    -----------
          Net deferred income tax asset                          $    16,114    $     4,696
                                                                 -----------    -----------
                                                                 -----------    -----------

The net change in the valuation allowance for the years ended December 31, 1997, 1996 and 1995 was a decrease of $7.3 million, and an increase of $18.2 million and $125.6 million, respectively.

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets at December 31, 1997 will be allocated as follows:

                                                                             (IN THOUSANDS)
          Income tax benefit                                                   $    221,016
          Goodwill and other noncurrent intangible assets                            13,020
          Additional paid-in capital                                                 46,266
                                                                               ------------
                                                                               $    280,302
                                                                               ------------
                                                                               ------------

TAX OPERATING LOSS AND CREDIT CARRYFORWARDS
The following presents the carryforwards from continuing operations which are available to offset future income tax liabilities at December 31, 1997:

                                                                             (IN THOUSANDS)
Federal net operating loss carryforwards expiring from 2003 through 2010       $    141,470
State net operating loss carryforwards expiring from 1998 through 2009               49,006
Foreign net operating loss carryforwards principally carried forward
  indefinitely                                                                      139,171
Federal tax credit carryforwards expiring from 1998 through 2011                     26,421
State tax credit carryforwards expiring from 1998 through 2011                       22,284

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 14 - NON-OPERATING INCOME AND EXPENSE

In December 1997, Chiron Diagnostics completed the sale of certain of the assets of its worldwide Quality Controls business to Bio-Rad Laboratories, Inc. Proceeds from the sale consisted of $29.9 million of cash, resulting in an $18.6 million gain reflected as "Gain on sale of assets" in the accompanying Consolidated Statements of Operations.

Effective May 1, 1996, Chiron sold its 50 percent interest in a generic cancer chemotherapeutics business to Ben Venue, Chiron's joint venture partner, for $14.0 million in cash. This sale resulted in a $12.2 million gain reflected as "Gain on sale of interest in affiliated company" in the accompanying Consolidated Statements of Operations.

"Interest expense" in the accompanying Consolidated Statements of Operations consists of the following for the years ended December 31:

                                                       1997           1996           1995
                                                   ------------   ------------   ------------
                                                                   (IN THOUSANDS)
     Interest expense and related costs on
       convertible debentures                      $    (18,384)  $    (18,103)  $    (17,827)
     Interest expense on the debt obligation to
       Novartis                                          (3,413)        (3,407)        (3,543)
     Other interest expense                             (11,460)        (9,424)        (8,842)
                                                   ------------   ------------   ------------
                                                   $    (33,257)  $    (30,934)  $    (30,212)
                                                   ------------   ------------   ------------
                                                   ------------   ------------   ------------

"Other income, net" in the accompanying Consolidated Statements of Operations consists of the following for the years ended December 31:

                                                       1997           1996           1995
                                                   ------------   ------------   ------------
                                                                   (IN THOUSANDS)
     Interest and dividend income                  $     15,247   $     11,801   $     21,386
     Capitalized interest                                     -              -            420
     Write-downs of investments                          (1,206)        (1,529)          (200)
     Gain on sale of equity securities                    5,541              -              -
     Net realized gain (loss) on sale of
       debt securities                                      (23)            41         (3,037)
     Net realized loss on foreign
       exchange transactions                               (733)        (2,254)          (201)
     Other                                               (2,478)          (869)         3,775
                                                   ------------   ------------   ------------
                                                   $     16,348   $      7,190   $     22,143
                                                   ------------   ------------   ------------
                                                   ------------   ------------   ------------

NOTE 15 - GEOGRAPHIC AREA INFORMATION

Chiron operates in the global healthcare industry in three major markets: diagnostics, therapeutics and vaccines. The Company is a multinational corporation with operations in many countries including the U.S., Canada, Japan, Germany, the United Kingdom, Italy, The Netherlands and Australia. Transfers between geographic areas represent intercompany sales and are accounted for based on established sales prices between related companies. In computing earnings from operations for foreign subsidiaries, no allocations of general corporate expenses or interest have been made. Identifiable assets of foreign geographic areas relate to the operating assets of the Company's

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 15 - GEOGRAPHIC AREA INFORMATION (CONTINUED)

subsidiaries in those countries. Domestic assets consist of all operating assets of the Company located within the U.S.

Information about the Company's operations in different geographic areas is as follows for the years ended December 31:

                                                  DOMESTIC       EUROPE    ASIA/PACIFIC     OTHER      ELIMINATIONS   CONSOLIDATED
                                                ------------   ----------  ------------  ----------    ------------  -------------
                                                                                    (IN THOUSANDS)
 1997:
 Revenues from unaffiliated customers           $    666,570   $  342,832   $   130,793  $   21,863    $          -  $   1,162,058
 Transfers between geographic areas                  213,823       43,814           250           -        (257,887)             -
                                                ------------   ----------  ------------  ----------    ------------  -------------
 Total revenues                                      880,393      386,646       131,043      21,863        (257,887)     1,162,058
 Income (loss) from continuing operations             53,423        7,323          (733)     (3,106)         (6,069)        50,838
 Identifiable assets                               2,406,561      375,759        56,571      23,273      (1,093,686)     1,768,478

 1996:
 Revenues from unaffiliated customers           $    609,294   $  336,152   $   135,965  $   20,429    $          -  $   1,101,840
 Transfers between geographic areas                  207,812       53,205           133           -        (261,150)             -
                                                ------------   ----------  ------------  ----------    ------------  -------------
 Total revenues                                      817,106      389,357       136,098      20,429        (261,150)     1,101,840
 Income (loss) from continuing operations            104,947      (11,861)        1,533          97         (38,113)        56,603
 Identifiable assets                               2,164,792      374,552        66,230      19,311        (936,215)     1,688,670

 1995:
 Revenues from unaffiliated customers           $    482,098   $  289,379   $   132,204  $   20,590    $          -  $     924,271
 Transfers between geographic areas                  160,994       34,583           480           -        (196,057)             -
                                                ------------   ----------  ------------  ----------    ------------  -------------
 Total revenues                                      643,092      323,962       132,684      20,590        (196,057)       924,271
 Income (loss) from continuing operations           (409,641)     (25,091)       (1,174)       (502)        (28,866)      (465,274)
 Identifiable assets                               1,900,794      292,628        87,684      12,272        (803,531)     1,489,847

Revenues by customer location, including both local revenues and exports from other locations, were as follows for the years ended December 31:

                                                1997           1996           1995
                                            ------------   ------------   ------------
                                                          (IN THOUSANDS)
          North America                     $    438,426   $    450,068   $    407,464
          Europe                                 485,947        443,238        312,943
          Asia and Pacific Basin                 168,631        178,399        153,982
          South America, Africa and Other         69,054         30,135         49,882
                                            ------------   ------------   ------------
                                            $  1,162,058   $  1,101,840   $    924,271
                                            ------------   ------------   ------------
                                            ------------   ------------   ------------

NOTE 16 - LEGAL PROCEEDINGS

The Company is party to various claims, investigations and legal proceedings arising out of the normal course of its business. These claims, investigations and legal proceedings relate to intellectual property rights, contractual rights and obligations, employment matters, shareholder derivative claims, claims of product liability, and other issues. While there can be no assurance that an adverse determination of any such matters could not have a material adverse impact in any future period, management does not believe, based upon information known to it, that the final resolution of these matters will have a material adverse effect upon the Company's consolidated financial position and annual results of operations and cash flows.

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 17 - QUARTERLY FINANCIAL DATA  (UNAUDITED)

                                                                        1997
                                                  -------------------------------------------------
                                                    DEC. 31     SEPT. 30      JUNE 30     MAR. 31
                                                  ----------   ----------   ----------   ----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
     Total revenues                               $  311,171   $  289,904   $  281,038   $  279,945
     Gross margin from product sales                 132,280      114,034      122,364      116,020
     Income (loss) from continuing operations:
       Income (loss)                                  33,837      (14,187)      14,813       16,375
       Income (loss) per share                          0.19        (0.08)        0.09         0.10
       Income (loss) per share - assuming dilution      0.19        (0.08)        0.08         0.09
     Net income (loss):
       Income (loss)                                  52,822      (12,681)      15,742       15,336
       Income (loss) per share                          0.30        (0.07)        0.09         0.09
       Income (loss) per share - assuming dilution      0.29        (0.07)        0.09         0.09

                                                                         1996
                                                  -------------------------------------------------
                                                    DEC. 31     SEPT. 30      JUNE 30     MAR. 31
                                                  ----------   ----------   ----------   ----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
     Total revenues                               $  313,170   $  271,638   $  256,222   $  260,810
     Gross margin from product sales                 125,053      109,108      114,516      114,201
     Income from continuing operations:
       Income                                         14,145       12,828       14,053       15,577
       Income per share                                 0.08         0.08         0.08         0.09
       Income per share - assuming dilution             0.08         0.07         0.08         0.09
     Net income:
       Income                                         15,269       11,778       15,355       12,744
       Income per share                                 0.09         0.07         0.09         0.08
       Income per share - assuming dilution             0.09         0.07         0.09         0.07


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

Quarterly total revenues and gross margin amounts exclude total revenues and gross margin of Chiron Vision, which was classified as a discontinued operation during the third quarter of 1997 (see Note 3). Total revenues of Chiron Vision for the 1997 quarters ended December 31, September 30, June 30 and March 31 were $62.0 million, $47.6 million, $52.7 million and $50.4 million, respectively. Gross margin from product sales of Chiron Vision for the 1997 quarters ended December 31, September 30, June 30 and March 31 was $32.7 million, $24.3 million, $26.9 million and $26.8 million, respectively. Total revenues of Chiron Vision for the 1996 quarters ended December 31, September 30, June 30 and March 31 were $56.6 million, $49.9 million, $59.5 million and $45.0 million, respectively. Gross margin from product sales of Chiron Vision for the 1996 quarters ended December 31, September 30, June 30 and March 31 was $31.1 million, $25.6 million, $31.7 million and $23.6 million, respectively. In addition, net income in the fourth quarter of 1997 included a deferred tax benefit from discontinued operations of $15.2 million, recognized in accordance with EITF 93-17.

                                 CHIRON CORPORATION

                                 DECEMBER 31, 1997


NOTE 17 - QUARTERLY FINANCIAL DATA  (UNAUDITED) (CONTINUED)

The results of continuing operations for the fourth quarter of 1997 included an $18.6 million gain on the sale of assets (see Note 14). The results of continuing operations for the third quarter of 1997 included a $31.3 million impairment loss on long-lived assets (see Note 4). The results of continuing operations for the second quarter of 1997 included the recognition of a $6.6 million reduction in cost of sales due to a revised estimate of royalties to be paid on sales of certain products and a $4.7 million reduction in operating expenses due to changes in estimated accruals created in prior periods.

The results of continuing operations for the second and third quarters of 1996 included a gain of $12.1 million and $0.1 million, respectively, on the sale of Chiron's interest in Ben Venue (see Note 14).

NOTE 18 - SUBSEQUENT EVENT (UNAUDITED)

In March 1998, the Company committed to plans to sell the Puerto Rico facility and a manufacturing facility in St. Louis, Missouri. The resulting adjustments, if any, in the first quarter of 1998 to record the assets held for sale at the lower of their aggregate carrying amount or estimated fair value, determined on the basis of independent appraisals, less cost to sell, are not expected to be material. In the first quarter of 1998, the Company expects to record certain restructuring and reorganization charges in connection with the plans to dispose of the Puerto Rico and St. Louis facilities.

                            INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Chiron Corporation:

We have audited the accompanying consolidated balance sheets of Chiron Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chiron Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                         /s/ KPMG PEAT MARWICK LLP

San Francisco, California
January 30, 1998

                                 CHIRON CORPORATION
                            MARKET PRICE OF COMMON STOCK

The common stock of Chiron Corporation is traded in the NASDAQ National Market System under the symbol CHIR. As of December 31, 1997, there were 7,609 holders of record of Chiron common stock, 422 remaining holders of record of Cetus common stock and 11 remaining holders of Viagene common stock. The Company has declared no cash dividends since its inception and does not expect to pay any dividends in the foreseeable future. The quarterly high and low closing sales price of Chiron common stock for 1997 and 1996 are shown below.

                                  1997                          1996
                       -------------------------    -------------------------
                          HIGH           LOW           HIGH           LOW
                       ----------     ----------    ----------     ----------
     First Quarter     $  21 1/4      $ 17 7/8      $ 29 1/2        $ 23 1/4
     Second Quarter       21            17 1/2        26 5/8          23
     Third Quarter        24 5/16       19 7/8        25 1/8          17 1/2
     Fourth Quarter       23            16 5/8        23              18 1/8